'33 Act File No. 333- 182897
'40 Act File No. 811-21697

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment No. 1	☑
Post-effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 64	☑
(Check appropriate box or boxes.)

NATIONWIDE VL SEPARATE ACCOUNT-G
(Exact Name of Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza
Columbus, Ohio 43215
(Address of Depositor’s Principal Executive Offices)  (Zip Code)

Depositor’s Telephone Number, including Area Code:  (614) 249-7111

Robert W. Horner, III
Vice President Corporate Governance and Secretary
One Nationwide Plaza
Columbus, Ohio 43215
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after effectiveness of registration statement

The Registrant hereby agrees to amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Waddell & Reed Accumulation VUL II

Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies

issued by

Nationwide Life and Annuity Insurance Company

through

Nationwide VL Separate Account-G

The date of this prospectus is XXXX, 2012

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE

Variable life insurance is complex. This prospectus is designed to provide you with information about the policy that will assist you when making your decision whether or not to purchase the policy.  We encourage you to take the time to understand the policy, and its potential benefits and risks.  In consultation with your financial advisor, you should use this prospectus to compare the benefits and risks of this policy against those of other life insurance policies.

To obtain additional information, including free copies of prospectuses for the mutual funds or a copy of the Statement of Additional Information, or to make service or transaction requests, contact us using any of the methods described in the "Contacting the Service Center" section of this prospectus.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.  Not all Riders, terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.  Contact us to review a copy of the policy and any Riders or endorsements.   This prospectus contains all material rights and features of the policy, including any material variations in the policy, such as availability of certain riders.

The policy is NOT: insured by the Federal Deposit Insurance Corporation; a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
The policy MAY decrease in value to the point of being valueless because of poor Investment Experience .

The purpose of this policy is to provide life insurance protection for the beneficiary that you name.  If your primary need is not life insurance protection, then purchasing this policy may not be in your best interest.  We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

In thinking about buying this policy to replace existing life insurance, carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs.  As always, consult your financial advisor.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

Table of Contents
Page
In Summary: Policy Benefits	1
In Summary: Policy Risks	2
In Summary: Fee Tables	4
Policy Investment Options	9
Fixed Investment Options
Variable Investment Options
Valuation of Accumulation Units
How Sub-Account Investment Experience is Determined Unit Value Credit
Transfers Among and Between the Policy Investment Options	12
Sub-Account Transfers
Fixed Investment Option Transfers
Contacting the Service Center	14
The Policy	14
Generally
Policy Owner and Beneficiaries
Purchasing a Policy
Right to Cancel (Examination Right)
Premium Payments
Cash Value
Changing the Amount of Insurance Coverage
Right of Conversion
Exchanging the Policy
Terminating the Policy
Assigning the Policy
Reminders, Reports, and Illustrations
Standard Policy Charges	19
Sales Load
Premium Taxes
Short-Term Trading Fees
Illustration Charge
Partial Surrender Fee
Surrender Charges
Cost of Insurance Charge
Mortality and Expense Risk Charge
Administrative Per Policy Charge
Underwriting and Distribution Charge
Policy Loan Interest Charge
Mutual Fund Operating Expenses
Reduction of Charges
A Note on Charges
Information on Underlying Mutual Fund Payments
Policy Riders and Rider Charges	24
Overloan Lapse Protection Rider
Adjusted Sales Load Life Insurance Rider
Children's Term Insurance Rider
Long-Term Care Rider
Spouse Life Insurance Rider
Accelerated Death Benefit Rider
Accidental Death Benefit Rider
Premium Waiver Rider
Change of Insured Rider
Additional Term Insurance Rider
Waiver of Monthly Deductions Rider
Policy Owner Services	32
Dollar Cost Averaging
Asset Rebalancing
Automated Income Monitor

Table of Contents (continued)
Page
Policy Loans	34
Loan Amount and Interest Charged
Collateral and Interest Earned
Net Effect of Policy Loans
Repayment
Lapse	34
Guaranteed Policy Continuation Provision
Grace Period
Reinstatement
Surrenders	35
Full Surrender
Partial Surrender
The Death Benefit	36
Calculation of the Death Benefit
Death Benefit Options
The Minimum Required Death Benefit
Changes in the Death Benefit Option
Incontestability
Suicide
Policy Maturity	38
Extending the Maturity Date
Payment of Policy Proceeds	38
Life Income with Payments Guaranteed Option
Joint and Survivor Life Option
Life Income Option
Taxes	39
Types of Taxes
Buying the Policy
Investment Gain in the Policy
Periodic Withdrawals, Non-Periodic Withdrawals, and Loans
Surrendering the Policy; Maturity
Additional Medicare Tax
Sale of a Life Insurance Policy
Exchanging the Policy for Another Life Insurance Policy
Taxation of Death Benefits
Terminal Illness
Special Considerations for Corporations
Business Uses of the Policy
Non-Resident Aliens and Other Persons Who are not Citizens of the United States Withholding and Tax Reporting Taxes and the Value of Your Policy
Tax Changes
Nationwide Life and Annuity Insurance Company	44
Nationwide VL Separate Account-G	44
Organization, Registration, and Operation
Addition, Deletion, or Substitution of Mutual Funds
Voting Rights
Legal Proceedings	46
Nationwide Life and Annuity Insurance Company
Waddell & Reed, Inc.
Financial Statements	47
Appendix A: Sub-Account Information	48
Appendix B: Definitions	50
Appendix C: Surrender Charge Examples	53
Appendix D: Underwriting and Distribution Charge Rates and Examples	57
Appendix E: Maximum Surrender Charge Calculation	61

Appendix B defines certain words and phrases used in this prospectus. Defined words will be capitalized.

In Summary: Policy Benefits

Death Benefit

The primary benefit of your policy is life insurance coverage.  We will pay the Death Benefit Proceeds upon the Insured's death if the Insured dies while the policy is In Force.  The policy is In Force when: the policy has been issued; the Insured is living; the policy has not been surrendered for its Cash Surrender Value; and the policy has not Lapsed.

Death Benefit Options

Option 1: The Death Benefit is the greater of the Specified Amount or the Minimum Required Death Benefit under federal tax law.

Option 2: The Death Benefit is the greater of the Specified Amount plus the Cash Value or the Minimum Required Death Benefit under federal tax law.

Option 3: The Death Benefit is the greater of the Specified Amount plus accumulated Premium payments (less any partial surrenders) or the Minimum Required Death Benefit under federal tax law.

Choice of Policy Proceeds

You or your beneficiary may choose to receive the Policy Proceeds in a lump sum, or a variety of options that will pay out over time.

Coverage Flexibility

Subject to conditions, you may choose to:

•	change the Death Benefit option;

•	increase or decrease the Specified Amount;

•	change your beneficiaries; and

•	change who owns the policy.

Continuation of Coverage is Guaranteed

Your policy will remain In Force during the policy continuation period as long as you pay sufficient Premium to meet the requirements set forth in the "Guaranteed Policy Continuation Provision" section of the "Lapse" provision.

Access to Cash Value

Subject to conditions, you may:

•
take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment options less any Surrender Charge.  The minimum loan amount is $200.

•	take a partial surrender of at least $200.

•
surrender the policy for its Cash Surrender Value at any time while the policy is In Force.  The Cash Surrender Value will be the Cash Value, less Indebtedness, and less the Surrender Charge.  You may choose to receive the Cash Surrender Value in a lump sum or over time.

Premium Flexibility

You will select a Premium payment plan for the policy.  Within limits, you may vary the frequency and amount of Premium payments, and you might even be able to skip making a Premium payment.

Investment Options

You may choose to allocate your Net Premiums to fixed or variable investment options.

Where permitted by state law, the policy currently offers two fixed investment options, the Fixed Account and the Long-Term Fixed Account.  Both of these options will earn interest daily at an annual effective rate of at least 3%.  The Long-Term Fixed Account may earn a higher interest rate than the Fixed Account, but will also be subject to greater allocation, transfer, and partial surrender restrictions.  The greater Long-Term Fixed Account restrictions will apply regardless of whether or not it is being credited a higher rate of interest than the Fixed Account.

The variable investment options offered under the policy are mutual funds designed to be the underlying investment options of variable insurance products.  Nationwide VL Separate Account-G contains one Sub-Account for each of the mutual funds offered in the policy.  Your variable account Cash Value will depend on the Investment Experience of the Sub-Accounts you choose.

Transfers Between and Among Investment Options

You may transfer between the fixed and variable investment options, subject to conditions.  You may transfer among the Sub-Accounts within limits.  We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience.  We also offer dollar cost averaging, an automated investment strategy that spreads out transfers over time to try to reduce the investment risks of market fluctuations.

Taxes

Unless you make a withdrawal, generally, you will not be taxed on any earnings of the policy.  This is known as tax deferral.  Also, your beneficiary generally will not have to include the Proceeds as taxable income.  Unlike other variable insurance products Nationwide offers, these Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies do not require distributions to be made before the Insured's death.

Assignment

You may assign the policy as collateral for a loan or another obligation while the policy is In Force.

Examination Right

For a limited time, you may cancel the policy and receive a refund.  When you cancel the policy during your examination right the amount we refund will be Cash Value or, in certain states, the greater of the initial Premium payment or the policy's Cash Value.  If the policy is canceled, we will treat the policy as if it was never issued.

Riders

You may purchase one or more of the Riders listed below, subject to availability in the state where the policy is issued.  There may be additional charges assessed for elected Riders and Rider charges may vary based upon the individual characteristics of the individual being insured.  Operation and benefits of the Riders described in this prospectus may vary by the state where the policy is issued.

•	Overloan Lapse Protection Rider
•	Adjusted Sales Load Life Insurance Rider
•	Children's Term Insurance Rider
•	Long-term Care Rider
•	Spouse Life Insurance Rider
•	Accelerated Death Benefit Rider
•	Accidental Death Benefit Rider
•	Premium Waiver Rider
•	Change of Insured Rider (no charge)
•	Additional Term Insurance Rider
•	Waiver of Monthly Deductions Rider

In Summary: Policy Risks

State Regulation of Insurance- Variations in Benefits

Insurance is heavily regulated by state law. Due to variations in state law (which can change at anytime without notice), the insurance benefits of the policy described in this prospectus may be different or may not be available at all depending on the state in which the policy is issued.  This prospectus describes material information about the insurance benefits and the investments available with the policy including any material variations in the policy, such as availability of certain riders.   However, prospective purchasers and policy owners should carefully review a copy of the specific policy and any Riders or endorsements for the state in which the policy will be issued in order to understand how the insurance benefits or investment options may differ from what is described in this prospectus.

Improper Use

Variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  You should not purchase the policy if you expect that you will need to access its Cash Value in the near future because substantial Surrender Charges will apply in the first several policy years.

Unfavorable Investment Experience

The Sub-Accounts you choose may not generate a sufficient return to keep the policy from Lapsing.  Poor Investment Experience could cause the Cash Value of your policy to decrease, which could result in a Lapse of insurance coverage.

Effect of Partial Surrenders and Policy Loans on Investment Returns

Partial surrenders or policy loans may accelerate a Lapse in insurance coverage.  When you take a partial surrender or policy loan, the Cash Value of your policy available for allocation to the Sub-Accounts and/or fixed investment options is reduced and you lose the ability to generate Sub-Account investment return on the surrendered/loaned amounts.  Thus, the remainder of your policy's Cash Value would have to generate enough investment return to cover policy and Sub-Account charges to keep the policy In Force (at least until you repay the policy loan or make another Premium payment).  Partial surrenders may also decrease the Death Benefit and total Specified Amount.  Policy loans do not participate in positive Investment Experience which may increase the risk of Lapse or the need to make additional Premium payments to keep the policy In Force.  The policy does have a Grace Period and the opportunity to reinstate insurance coverage.  Under certain circumstances, however, the policy could terminate without value and insurance coverage would cease.

Reduction of the Death Benefit

A partial surrender could, and a policy loan would, decrease the policy's Death Benefit, depending on how the Death Benefit option relates to the policy's Cash Value.

Adverse Tax Consequences

Existing federal tax laws that benefit this policy may change at any time.  These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the policy's beneficiary.  Partial and full surrenders from the policy may be subject to taxes.  The income tax treatment of the surrender of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code.  Generally, tax treatment of modified endowment contracts will be less favorable when compared to a life insurance policy that is not  a modified endowment contract.  For example, distributions and loans from modified endowment contracts may currently be taxed as ordinary income and not a return of investment (see “Taxes”).

The proceeds of a life insurance policy are includible in the insured's gross estate for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the insured, or (b) the insured, at any time within three years prior to his or her death, possessed any incident of ownership in the policy.  For this purpose, the Treasury Regulations provide that the term "incident of ownership" is to be construed very broadly, and includes any right that the insured may have with respect to the economic benefits in the policy, such as the power to change the beneficiary, surrender or cancel the policy, assign (or revoke the assignment of) the policy, pledge the policy for a loan, obtain a loan against the surrender value of the policy, etc.  Consult a qualified tax advisor on all tax matters involving your policy.

Fixed Investment Option Transfer Restrictions and Limitations

We will not honor a request to transfer Cash Value to or from the fixed investment options until after the first policy year.  After the first policy year, we may require transfer requests from the fixed investment options be made within 30 days of the end of a calendar quarter, but not within 12 months of a previous request.  We may also limit what percentage of Cash Value, fixed investment option value, or Sub-Account value that you may transfer to or from a fixed investment option.

Sub-Account Limitations

Frequent trading among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives.  This could result in less favorable Investment Experience and a lower Cash Value.  Some mutual funds held by the Sub-Accounts assess a short-term trading fee in order to minimize the potentially adverse effects of short-term trading on the mutual fund.  We have instituted procedures to minimize disruptive transfers.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot ensure that we have eliminated these risks.

Sub-Account Investment Risk

A comprehensive discussion of the risks of the mutual funds held by each Sub-Account may be found in each mutual fund's prospectus.  Read each mutual fund's prospectus before investing.  Free copies of each mutual fund's prospectus may be obtained by contacting our Service Center.

In Summary: Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy.     The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Cash Value between investment options.
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Load1	Upon making a Premium payment	Maximum: $25 from each $1,000 of Premium	Currently: $25 from each $1,000 of Premium
Premium Taxes1	Upon making a Premium payment	Maximum: $35 from each $1,000 of Premium	Currently: $35 from each $1,000 of Premium
Short-Term Trading Fee	Upon transfer of Sub-Account value out of a Sub-Account within 60 days after allocation to that Sub-Account	Maximum: $10 per $1,000 transferred	Currently: $10 per $1,000 transferred
Illustration Charge	Upon requesting an illustration	Maximum: $25	Currently: $0
Partial Surrender Fee	Upon a partial surrender	Maximum: lesser of $25 or 2% of the amount surrendered from the policy's Cash Value	Currently: $0
Surrender Charge2 , 14	Upon surrender, policy Lapse, or certain Specified Amount decreases	Maximum: $50.84 per $1,000 of Specified Amount	Minimum: $0.35 per $1,000 of Specified Amount
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000; Death Benefit Option 1; and a complete surrender of the policy in the first year	Upon surrender or policy Lapse	$12.12 per $1,000 of Specified Amount from the policy's Cash Value

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses.

Periodic Charges Other Than Mutual Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Cost of Insurance Charge3 , 14	Monthly	Maximum: $83.34 per $1,000 of Net Amount At Risk	Minimum: $0.00 per $1,000 of Net Amount At Risk
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option 1	Monthly	$0.03 per $1,000 of Net Amount At Risk
Flat Extra Charge4	Monthly	Maximum: $2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed
Mortality and Expense Risk Charge5	Monthly	Maximum: $0.25 per $1,000 of Cash Value allocated to the Sub-Accounts for all policy years	Currently: $0.00 per $1,000 of Cash Value allocated to the Sub-Accounts for all policy years
Administrative Per Policy Charge	Monthly	Maximum: $25.00 per policy	Currently: $25.00 per policy
Underwriting and Distribution Charge6 , 14	Monthly	Maximum: $1.18 per $1,000 of Base Policy Specified Amount	Minimum: $0.02 per $1,000 of Base Policy Specified Amount
Representative: an issue of age 35, in the first policy year, male preferred non-tobacco with a Specified Amount of $500,000, and Death Benefit Option 1	Monthly	$0.20 per $1,000 of Base Policy Specified Amount
Policy Loan Interest Charge	Annually	Maximum: 3.90% of outstanding policy loan	Currently: 3.90% of outstanding policy loan

Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Overloan Lapse Protection Rider Charge 14	Upon invoking the Rider	Maximum: $42.50 per $1,000 of Cash Value	Minimum: $1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000	Upon invoking the Rider	$32 per $1,000 of Cash Value
Adjusted Sales Load Life Insurance Rider Charge	Monthly	Maximum for each 1% of Premium Load replaced: $0.14 for each $1,000 of aggregate Premiums	Currently: $0.14 for each $1,000 of aggregate Premiums
Children's Term Insurance Rider Charge	Monthly	Maximum: $0.43 per $1,000 of Rider Specified Amount	Currently: $0.43 per $1,000 of Rider Specified Amount
Long-Term Care Rider Charge7 , 14	Monthly	Maximum: $28.65 per $1,000 of Rider Net Amount At Risk	Minimum: $0.00 per $1,000 of Rider Net Amount At Risk
Representative: an Attained Age 35 male preferred non-tobacco	Monthly	$0.02 per $1,000 of Rider Net Amount At Risk
Spouse Life Insurance Rider Charge8 , 14	Monthly	Maximum: $10.23 per $1,000 of Rider Specified Amount	Minimum: $0.10 per $1,000 of Rider Specified Amount
Representative Spouse: an Attained Age 35 female non-tobacco with a Rider Specified Amount of $100,000	Monthly	$0.11 per $1,000 of Rider Specified Amount
Accelerated Death Benefit Rider Charge9 , 14
Administrative Expense Charge	Upon invoking the Rider	Maximum: $250.00	Currently: $250.00
Rider Charge	Upon invoking the Rider	Maximum: $200 per $1,000 of Unadjusted Accelerated Death Benefit Payment	Minimum: $30 per $1,000 of Unadjusted Accelerated Death Benefit Payment
Representative: an Insured of any age or sex, an assumed life expectancy of 1 year, an assumed interest rate of 5% and a risk charge of 5%.	Upon invoking the Rider	$100 per $1,000 of Cash Value
Continued on Next Page

Rider Charges (continued)
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Accidental Death Benefit Rider Charge10 , 14	Monthly	Maximum: $0.75 per $1,000 of Rider Specified Amount	Minimum: $0.05 per $1,000 of Rider Specified Amount
Representative: an Attained Age 35 male preferred non-tobacco with a Rider Specified Amount of $100,000	Monthly	$0.06 per $1,000 of Rider Specified Amount
Premium Waiver Rider Charge11 , 14	Monthly	Maximum: $315 per $1,000 of Premium Waiver Benefit	Minimum: $42 per $1,000 of Premium Waiver Benefit
Representative: an age 35 male preferred non-tobacco	Monthly	$42 per $1,000 of Premium Waiver Benefit
Additional Term Insurance Rider Charge12 , 14	Monthly	Maximum: $83.34 per $1,000 of Rider Death Benefit	Minimum: $0.01 per $1,000 of Rider Death Benefit
Representative: an issue age 35 male, in the first policy year; preferred non-tobacco with a Rider Specified Amount of $250,000 and a Total Specified Amount of $500,000	Monthly	$0.02 per $1,000 of Rider Death Benefit
Waiver of Monthly Deductions Rider Charge13 , 14	Monthly	Maximum: $855 per $1,000 of Waiver of Monthly Deduction Benefit	Minimum: $85 per $1,000 of Waiver of Monthly Deduction Benefit
Representative: an age 35 male preferred non-tobacco with a Specified Amount of $500,000 and Death Benefit Option 1	Monthly	$85 per $1,000 of Waiver of Monthly Deduction Benefit
The next table shows the minimum and maximum total operating expenses, as of December 31, 2011, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy.  More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.47%	Maximum 1.43%

1 We deduct one charge comprised of the Sales Load and Premium Taxes.  On the Policy Data Page and throughout this prospectus, this combined charge is referred to as the “Premium Load.” The Premium Load varies by policy based on the amount of Premium paid.   The maximum Premium Load in the table reflects the maximum that may be charged in any policy year.  Currently, the maximum Sales Load and Premium Taxes are assessed on Premiums paid in all policy years.  For additional information see the "Sales Load" and "Premium Taxes" sections of this prospectus.
2 The   maximum Surrender Charge calculation assumes: the Insured is a male; issue age 68; Death Benefit Option 1 or 3, the Base Policy Specified Amount is $1,000,000, a full surrender is taken during either of the first two policy years; and the aggregate first year Premium exceeds the surrender target premium.  The minimum Surrender Charge calculation assumes: the Insured is a female; issue age 2; Death Benefit Option 1 or 3, the Base Policy Specified Amount is $10,000,000 or more, a full surrender is taken during the 10th policy year; and the aggregate first year Premium equals the minimum premium required at issue.  For a detailed description of the Surrender Charges including examples, see "Surrender Charges" and “Appendix C: Surrender Charge Examples.”
3 The maximum Cost of Insurance Charge assumes: the Insured is a male; issue age 85; policy year 35; standard tobacco; and a Base Policy Specified Amount less than $250,000.  Other sets of assumptions may also produce the maximum charge.  The minimum charge assumes: the Insured is either male or female; Attained Age 121; any underwriting classification; any Base Policy Specified Amount; and any policy year on or after the policy anniversary the Insured reached Attained Age 121.
4 The Flat Extra Charge is only applicable if certain factors result in an Insured having a Substandard Rating (see "Cost of Insurance Charge").
5 The maximum Mortality and Expense Risk Charge reflects the maximum that may be charged in any policy month based on any dollar amount allocated to the Sub-Accounts.  Currently, the Mortality and Expense Risk Charge is $0.00.
6 The maximum Underwriting and Distribution Charge assumes: policy years 1-10; an issue age of 85; Base Policy Specified Amount of $250,000 or less; and Death Benefit Option 2 is in effect.  The minimum charge assumes: policy years 1-10; an issue age of 0; Base Policy Specified Amount of $10,000,000 or more; and Death Benefit Option 1 is in effect.
7 The maximum Long-Term Care Rider Charge assumes: the Insured is a female; Attained Age 99; standard tobacco; with a Substandard Rating table P.  The minimum charge assumes: the Insured is either male or female and is Attained Age 100; and any underwriting classification.  In some states, the long-term care cost of insurance rates are based on issue age instead of Attained Age.
8 The maximum Spouse Life Insurance Rider Charge assumes: the Insured is a male; Attained Age 69 ; standard tobacco with a Substandard Rating of table F; a flat extra charge of $1.25 per $1,000 per month; and a Rider Specified Amount of $25,000. .  The minimum charge assumes: the Insured is female, Attained Age 21, standard non-tobacco, no Substandard Rating or Flat Extra Charge; and a Rider Specified Amount of $100,000.
9 The Accelerated Death Benefit Rider Charge varies based on prevailing interest rates and the life expectancy of the Insured upon payment of the accelerated death benefit.  The maximum Accelerated Death Benefit Rider Charge assumes: an interest rate discount of 15%; a risk charge of 5%; and a one year life expectancy for the Insured.  The minimum charge assumes: an interest rate discount of 4%; a risk charge of 2%; and a life expectancy for the Insured that is less than or equal to three months.
10 The maximum Accidental Death Benefit Rider Charge assumes: the Insured is Attained Age 69 with a Substandard Rating of table P.  The minimum charge assumes: the Insured is Attained Age 5 with no Substandard Rating.
11 The maximum Premium Waiver Rider Charge assumes: monthly Premium payments of $1,000; the Insured is female; Attained Age 64; with a Substandard Rating of table H.  The minimum charge assumes: monthly Premium payments of $1,000; the Insured is male; Attained Age 18; and any underwriting classification.
12 The monthly Additional Term Insurance Rider Charge is a product of the Rider's monthly cost of insurance rate and the Rider death benefit.  The maximum charge assumes: the Insured is either male or female and Attained Age 119; policy year 75; any underwriting classification with a Substandard Rating of table P; and any Total Specified Amount.  The minimum charge assumes: the Insured is female; issue age 38; preferred plus non-tobacco; policy year one; and a Total Specified Amount of at least $1,000,000.
13 The maximum Waiver of Monthly Deductions Rider Charge assumes: the Insured is Attained Age 64 with a Substandard Rating of table H.  The minimum charge assumes: the Insured is male; Attained Age 18; with no Substandard Rating.
14 The charge varies based on individual characteristics.  Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Pages for more information on the costs applicable to your policy.

Policy Investment Options

You designate how your Net Premium payments are allocated among the Sub-Accounts and/or the fixed investment options.  Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.

Fixed Investment Options

The fixed investment options are not registered as securities under the Securities Act of 1933 ("1933 Act") nor is our general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act").  The fixed investment options are not subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the SEC has not reviewed the disclosure regarding the fixed investment options.

There are currently two fixed investment options available under the policy: the Fixed Account and the Long-Term Fixed Account.  Net Premium that you allocate to either fixed investment option is held in our general account.  The Long-Term Fixed Account may not be available in the state where the policy is issued.

The general account contains all of our assets, other than those in the separate accounts, and funds the fixed investment options.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.   Subject to our claims paying ability, we guarantee amounts allocated to the fixed investment options and interest credited daily at a net effective annual interest rate of no less than 3%.  Interest crediting rates are set at the beginning of each calendar quarter.  We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion.

Subject to applicable law, assets of the general account are invested at our sole discretion.  We bear the full investment risk for amounts allocated to the fixed investment options (i.e. the risk that our return on general account assets will not exceed the interest we credit on allocations to the fixed investment options).  Unlike Variable Account allocations where your Investment Experience is determined by the performance of the Sub-Accounts in which you invest, the amounts you allocate to a fixed investment option will not share in the investment performance of our general account.  Rather, the investment income you earn on your allocations will be based on the interest crediting rates that we set.  You assume the risk that the actual interest crediting rate may not exceed the 3% guaranteed annual interest crediting rate.  Premiums applied to the policy at different times may receive different interest crediting rates.  The interest crediting rate may also vary for new Premiums versus Sub-Account transfers.

We anticipate that the interest crediting rate for the Long-Term Fixed Account will be higher than the interest crediting rate for the Fixed Account.   This is because assets supporting the Long-Term Fixed Account interest rate are invested for longer durations, which will generally produce higher rates of return, than assets supporting the Fixed Account interest rate.  Because its supporting assets are invested for longer durations,the Long-Term Fixed Account has stricter allocation, partial surrender, and transfer limitations.  However, longer investment durations may not always produce higher returns.  Therefore, the interest rate credited to the Long-Term Fixed Account may be the same as, or lower than, the Fixed Account crediting rate.  The Long-Term Fixed Account limitations will apply regardless of whether or not the Long-Term Fixed Account is credited a higher rate of interest than the Fixed Account.  For more information about the fixed investment option restrictions, see the "Fixed Investment Option Transfers," "Premium Payments," "Policy Loans," and "Partial Surrenders" sections of this prospectus.

Note:  Interest we credit to the fixed investment options may be insufficient to pay the policy's charges.  Therefore additional Premium payments may be required over the life of the Policy to prevent it from lapsing.

It is important to remember any guaranteed benefits or interest crediting associated with the Fixed Account is subject to our claims paying ability.

Variable Investment Options

The variable investment options available under the policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC.  The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds.  The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.
Underlying mutual funds in the seperate account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisors of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the separate account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the policy may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  Policy owners will receive notice of any such changes that affect their policy.

Each Sub-Account's assets are held separately from the assets of the other Sub-Accounts.  The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.

The Sub-Accounts available through this policy invest in underlying mutual funds of the companies listed below.  For a complete list of the available Sub-Accounts, see "Appendix A: Sub-Account Information."

•	Ivy Funds Variable Insurance Portfolios

For more information on the underlying mutual funds, refer to the prospectus for the mutual fund.   Free copies of each mutual fund's prospectus may be obtained by contacting our Service Center.

Valuation of Accumulation Units

We account for the value of a policy owner's interest in the Sub-Accounts by using Accumulation Units.  The value of each Accumulation Unit varies daily based on the Investment Experience of the underlying mutual fund in which the Sub-Account invests.  We use each underlying mutual fund's Net Asset Value (NAV) to calculate the daily Accumulation Unit value for the corresponding Sub-Account.  Note, however, that the Accumulation Unit value will not equal the underlying mutual fund's NAV.  This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units (see, "How Sub-Account Investment Experience is Determined").

Accumulation Units are priced as of the New York Stock Exchange's (NYSE) close of business, normally 4:00 p.m. EST, on each day that it is open.  We will price Accumulation Units on any day that the NYSE is open for business.  Any transaction submitted on a day when the NYSE is closed or after it has closed for the day, will not be priced until the close of business on the next day that the NYSE is open for business.  Accordingly, we will not price Accumulation Units on these recognized holidays:

•New Year's Day	•Independence Day
•Martin Luther King, Jr. Day	•Labor Day
•Presidents' Day	•Thanksgiving
•Good Friday	•Christmas
•Memorial Day

In addition, we will not price Accumulation Units if:

(1)	trading on the NYSE is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

SEC rules and regulations govern when the conditions described in items (2) and (3) exist.

Any transactions that we receive after the close of the NYSE will be priced as of the next Valuation Period.

How Sub-Account Investment Experience is Determined

A policy owner's variable account value is based on their allocations to the Sub-Accounts.  Sub-Account allocations are accounted for in Accumulation Units.  A policy owner's interest in the Sub-Accounts is represented by the number of Accumulation Units they own.  The number of Accumulation Units associated with a given Sub-Account allocation is determined by dividing the dollar amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account.   The number of Accumulation Units you own in a Sub-Account will not change except when Accumulation Units are redeemed to process a requested surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with new Premium and loan repayments.

Initially, we set the Accumulation Unit value at $10 for each Sub-Account.  Thereafter, the daily value of Accumulation Units in a Sub-Account will vary depending on the Investment Experience of the underlying mutual fund in which the Sub-Account invests and the application of any unit value credit.  We account for these performance fluctuations by using a "net investment factor," as described below, in our daily Sub-Account valuation calculations.  Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.   If a unit value credit is available, it will be applied each day when we calculate the unit value for the Sub-Account.  Unit value credits are not guaranteed and are available within Nationwide’s sole discretion (see “Unit Value Credit”).

We determine the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b)  and adding (c), where:

(a)	is the sum of:

(1)	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

(2)	the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

(3)
a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and

(b)	is the NAV per share of the mutual fund determined as of the end of the immediately preceding Valuation Period;; and

(c)	is the unit value credit.

At the end of each Valuation Period, we determine the Sub-Account's Accumulation Unit value.  The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

Unit Value Credit

A unit value credit is a discretionary amount applied by Nationwide in the calculation of a Sub-Account’s net investment factor resulting in an increase of a Sub-Account’s Accumulation Unit Value.  Unit value credits represent all or a portion of the amount that Waddell &Reed, Inc. (“W&R”) pays to us or our affiliates because of expenses we incur for administrative, recordkeeping, shareholder, and certain distribution services we provide when underlying mutual funds are purchased, redeemed or transferred (see “Information on Underlying Mutual Fund Payments”).

We determine annually whether a unit value credit will be applied to each Sub-Account.   If we decide to stop applying a unit value credit to a Sub-Account, we will give the Owner advance notification in writing.   We will continue to pay the unit value credit unless we no longer continue to receive payments from W&R or if the expense (including total compensation), mortality, and investment experience for all policies issued under the prospectus are no longer as favorable as we assumed when the policies were issued.

Unit value credits vary among Sub-Accounts and some Sub-Accounts are not eligible for a unit value credit.  Since unit value credits are determined at our sole discretion, application or the continued application of unit value credits is not guaranteed, and we may discontinue unit value credits at any time.  When applied, unit value credits are incorporated into the daily unit value calculation for the applicable Sub-Account.

All unit value credits and any gains or losses attributable to such amounts are treated as earnings under the Policy for tax purposes.

The following table lists the current unit value credit that applies to each Sub-Account.  The unit value credit is expressed as a percentage of average annual mutual fund assets held by the Sub-Account.

Ivy Funds Variable Insurance Portfolios	Unit Value Credit
Asset Strategy	0.15%
Balanced	0.15%
Bond	0.15%
Core Equity	0.15%
Dividend Opportunities	0.15%
Energy	0.15%
Global Bond	0.15%
Global Natural Resources	0.15%
Growth	0.15%
High Income	0.15%
International Core Equity	0.15%
International Growth	0.15%
Limited-Term Bond	0.15%
Micro Cap Growth	0.15%
Mid Cap Growth	0.15%
Money Market	0.00%
Pathfinder Aggressive	0.00%
Pathfinder Conservative	0.00%
Pathfinder Moderate	0.00%
Pathfinder Moderately Aggressive	0.00%
PathfinderModerately Conservative	0.00%
Real Estate Securities	0.15%
Science and Technology	0.15%
Small Cap Growth	0.15%
Small Cap Value	0.15%
Value	0.15%

There is no separate charge for this feature.

Transfers Among and Between the Policy Investment Options

Sub-Account Transfers

Policy owners may request transfers to or from the Sub-Accounts once per Valuation Period, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds.  Transfers will be implemented by redeeming Accumulation Units from the Sub-Account(s) indicated by the policy owner and using the redemption proceeds to purchase Accumulation Units in another Sub-Account(s) as directed by the policy owner.  The net result is that the policy owner's Cash Value will not change (except due to standard market fluctuations), but the number and allocation of Accumulation Units within the policy will change.

Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  If you intend to use an active trading strategy, you should consult your registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

We discourage (and will take action to deter) short-term trading in this policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the policy.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the mutual fund;

•
mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.  We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of Sub-Accounts that are actively traded will be adversely impacted. Policy owners remaining in the affected Sub-Account will bear any resulting increased costs.

Short-Term Trading Fees.  Some mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account.  The fee is assessed against the amount transferred and is paid to the mutual fund.  These fees compensate the mutual fund for any negative impact on fund performance resulting from short-term trading.  Some underlying mutual funds may refer to short-term trading fees as "redemption fees."

U.S. mail Restrictions.  We monitor transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period.  A "transfer event" is any transfer, or combination of transfers, occurring in a given Valuation Period.  For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in one day, this counts as one transfer event.  A single transfer occurring in a given Valuation Period that involves only two Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as one transfer event.

As a result of this monitoring process, we may restrict the form in which transfer requests will be accepted.  In general, we will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
Six or more transfer events in one calendar quarter
Nationwide will mail a letter to the policy owner notifying them that:
(1)they have been identified as engaging in harmful trading practices; and
(2)if their transfer events exceed 11 in two consecutive calendar quarters or 20 in one calendar year, the policy owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in two consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the policy owner to submitting transfer requests via U.S. mail.

For purposes of Nationwide's transfer policy, U.S. mail includes standard U.S. mail, expedited U.S. mail, and expedited delivery via private carrier.

Each January 1st, we will start the monitoring anew, so that each policy starts with zero transfer events each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Policies.  Some investment advisors/representatives manage the assets of multiple Nationwide policies pursuant to trading authority granted or conveyed by multiple policy owners.  These multi-policy advisors will be required by Nationwide to submit all transfer requests via U.S. mail.

Other Restrictions.  We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.
Any restrictions that we implement will be applied consistently and uniformly.  In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected.  If a short-term trading fee is assessed on your transfer, we will provide you a confirmation of the amount of the fee assessed.

Underlying Mutual Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our policy owners;

(2)	request the amounts and dates of any purchase, redemption, transfer, or exchange request ("transaction information"); and

(3)
instruct us to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the underlying mutual funds upon their request.  In addition, we are required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund.  We and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund.  If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund submitted by us, we will keep any affected policy owner in their current underlying mutual fund allocation.

Fixed Investment Option Transfers

Prior to the policy's Maturity Date, you may make transfers involving the fixed investment options (the Fixed Account and the Long-Term Fixed Account).  These transfers will be in dollars.  We reserve the right to limit the dollar amount, number, and frequency of transfers involving the fixed investment options.

In addition to the fixed investment option specific transfer limitations below, we may prohibit you from transferring to or from either of the fixed investment options before the end of the first policy year.  We may also prohibit you from making a transfer to or from a fixed investment option within twelve months of a prior transfer of the same type involving that fixed investment option.

Limits on Transfers to the Fixed Investment Options:

Fixed Account:

•	we may prohibit you from transferring more than 25% of the policy's Sub-Account value to the Fixed Account as of the close of business on the prior Valuation Period; and

•	we reserve the right to refuse any transfer to the Fixed Account that would cause the policy's Fixed Account value to exceed 30% of the policy's Cash Value.

Long-Term Fixed Account:

•
we will refuse transfers to the Long-Term Fixed Account that would cause the Long-Term Fixed Account value to exceed the lesser of:  30% of the policy's total Cash Value as of the close of business on the prior Valuation Period; or $1,000,000; and

•	we may further limit or refuse transfers to the Long-Term Fixed Account on a prospective basis at any time. Generally, this right will be invoked when interest rates are low by historical standards.

In addition, we may refuse transfers to either the Fixed Account and/or Long-Term Fixed Account that would cause the total value of amounts allocated to the fixed investment options to exceed 50% of your policy's total Cash Value.

Limits on Transfers from the Fixed Investment Options:

Fixed Account:

•	We may prohibit you from transferring more than 25% of the policy's Fixed Account value as of the end of the previous policy year.

Long-Term Fixed Account:

•	Transfers from the Long-Term Fixed Account will be prohibited prior to the end of the first policy year:

•
After the first policy year, the total of all partial surrenders and transfers from the Long-Term Fixed Account within any twelve month period, determined looking back from the Valuation Period during which we receive your request, is limited to the greater of:

(1)	$5,000; or

(2)
10% of the policy's Long-Term Fixed Account value as of the last monthly policy anniversary twelve months prior to the Valuation Period during which we receive your request.  (If your request is received within one month after the first policy anniversary, the policy's Long-Term Fixed Account value on the Policy Date will be used.)

This limit is cumulative and will be determined on a rolling basis.  This means that any transfers and/or partial surrenders from the Long-Term Fixed Account during the twelve months prior to the Valuation Period during which we receive your request will be deducted from the available amount.  Information needed to calculate the available amount for transfer can be obtained by contacting our Service Center.

•	In addition, we do not allow transfers from the Long-Term Fixed Account as part of the asset rebalancing or dollar cost averaging programs.

Transfers out of the fixed investment options will be on a last-in, first-out basis (LIFO).  Any restrictions that we implement will be applied consistently and uniformly.

Contacting the Service Center

All inquiries, paperwork, information requests, service requests, and transaction requests should be made to the Service Center:

•	by telephone at 1-866-221-1100

•	by mail to P.O. Box 182835, Columbus, Ohio 43218-2835

•	by fax at 1-888-634-4472

•	by Internet at www.waddell.com.

We reserve the right to restrict or remove the ability to submit service requests via Internet, phone, or fax upon written notice.

Not all methods of communication are available for all types of requests.  To determine which methods are permitted for a particular request, refer to the specific transaction provision in this prospectus, or call the Service Center.  Requests submitted by means other than described in this prospectus could be returned or delayed.

Service and transaction requests will generally be processed on the Valuation Period they are received at the Service Center as long as the request is in good order (see “Valuation of Accumulation Units” for more information about processing transactions when the NYSE is closed). Good order generally means that all necessary information to process the request is complete and in a form acceptable to us.  If a request is not in good order, we will take reasonable actions to obtain the information necessary to process the request.  Requests that are not in good order may be delayed or returned.  We reserve the right to process any transaction request sent to a location other than the Service Center on the Valuation Period it is received at the Service Center.

We may be required to provide information about your policy to government regulators.  If mandated under applicable law, we may be required to reject a Premium payment and to refuse to process transaction requests for transfers, surrenders, loans, and/or Death Benefit Proceeds until instructed otherwise by the appropriate regulator.

We will use reasonable procedures to confirm that instructions are genuine and we will not be liable for following instructions that we reasonably determined to be genuine.  We may record telephone requests.  Telephone and computer systems may not always be available.  Any telephone system or computer, whether yours or ours, can experience outages or slowdowns for a variety of reasons.  The outages or slowdowns could prevent or delay processing.  Although we have taken precautions to support heavy use, it is still possible to incur an outage or delay.  To avoid technical difficulties, submit transaction requests by mail.

The Policy

Generally

The policy is a legal contract.  It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Page; and the application, including any supplemental application. This prospectus discloses all material provisions of the policy.  In addition to the terms and conditions of the policy, policy owner rights are governed by this prospectus and protected by federal securities laws and regulations.   The benefits described in the policy and this prospectus, including any optional riders or modifications in coverage, may be subject to our underwriting and approval.  We will consider the statements you make in the application as representations, and we will rely on them as being true and complete.  However, we will not void the policy or deny a claim unless a statement is a material misrepresentation.  If you make an error or misstatement on the application, we will adjust the Death Benefit and Cash Value accordingly.

Due to state law variations, the terms, benefits, programs, and Riders described in this prospectus may vary or may not be available depending on the state in which the policy is issued.  Possible state law variations include, but are not limited to, Rider terms, availability of certain investment options, free look rights, policy exchange rights, policy Lapse and/or reinstatement requirements, and suicide and incontestability durations.  State variations are subject to change without notice at any time.  To review a copy of the policy and any Riders or endorsements for the state in which the policy will be issued, please contact our Service Center.

Any modification (or waiver) of our rights or requirements under the policy must be in writing and signed by our president or corporate secretary.  No agent may bind us by making any promise not contained in the policy.

We may modify the policy, our operations, or the separate account's operations to meet the requirements of any law (or regulation issued by a government agency) to which the policy, our company, or the separate account is subject.  We may modify the policy to assure that it continues to qualify as a life insurance policy under the federal tax laws.  We will notify you of all modifications and we will make appropriate endorsements to the policy.

The policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

It is important to remember that the portion of any amounts allocated to our general account and any guaranteed benefits we may provide under the policy exceeding the value of amounts held in the separate account are subject to our claims paying ability.

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries

Policy Owner.  The policy belongs to the owner named in the application.  You, as policy owner, may exercise all policy rights and options while the policy is In Force.  You may also change the policy, but only in accordance with its terms.  You may name a contingent owner who will become the policy owner if the policy owner dies before Proceeds become payable.  Otherwise, ownership will pass to the policy owner's estate, if the policy owner is not the Insured.

Policy Owner Rights.  Subject to our approval, the policy owner may exercise all policy rights in accordance with policy terms while the policy is In Force.  These rights include, but are not limited to, the following:

•	changing the policy owner, contingent owner, and beneficiary;

•	assigning, exchanging, and/or converting the policy;

•	requesting transfers, policy loans, and partial surrenders or a complete surrender; and

•	changing insurance coverage such as death benefit option changes, adding or removing riders, and/or increasing or decreasing the Total Specified Amount.

These rights are explained in greater detail throughout this prospectus.

You may name different policy owners or contingent owners (so long as the policy is In Force) by submitting a written request to our Service Center.  Any such change request will become effective as of the date signed.  There may be adverse tax consequences to changing parties of the policy.

Beneficiaries.  The principal right of a beneficiary is to receive the Death Benefit upon the Insured's death while the policy is In Force.  As long as the policy is In Force, you may name more than one beneficiary, designate primary and contingent beneficiaries, change or add beneficiaries, and/or direct us to distribute the Proceeds other than as described below.

If a primary beneficiary dies before the Insured, we will pay the Death Benefit to the remaining primary beneficiaries.  Unless you specify otherwise, we will pay multiple primary beneficiaries in equal shares.  A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured and before any Proceeds become payable.  You may name more than one contingent beneficiary.  Unless you specify otherwise, we will also pay multiple contingent beneficiaries in equal shares.

To change or add beneficiaries, you must submit a written request to our Service Center.  A change request is effective as of the date we record it at our Service Center.

Purchasing a Policy

The policy is available for Insureds between the age of zero and Attained Age 85.  To purchase the policy, you must submit a completed application and the required initial Premium payment as stated on the Policy Data Page.

We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy.  We can provide you with the details of our underwriting standards.  We reserve the right to reject any application for any reason permitted by law.  Additionally, we reserve the right to modify our underwriting standards on a prospective basis to newly issued policies at any time.

The minimum initial Specified Amount is $100,000.  We reserve the right to modify the minimum Specified Amount on a prospective basis to newly issued policies at any time.

Initial Premium Payment.  The amount of your required initial Premium payment will depend on the following factors: the initial Specified Amount, Death Benefit option elected, any Riders elected, and the Insured's age, sex, health, and activities.  You may pay the initial Premium to our Service Center or to our authorized representative.  The initial Premium payment must be at least $50.  The initial Premium payment will not be applied to the policy until the underwriting process is complete.

Insurance Coverage.  Issuance of full insurance coverage requires that the Insured meet all underwriting requirements, the required initial Premium is paid, and the policy is delivered while the Insured is alive.  We will not delay delivery of the policy to increase the likelihood that the Insured is not living at the time of policy delivery.  Depending on the outcome of our underwriting process, more or less Premium may be necessary for us to issue the policy.  We also have the right to reject any application for insurance, in which case we will return your Premium payment within two business days of the date we make the decision to reject your application.

After we approve an application, insurance coverage will begin and will be In Force on the Policy Date shown on the Policy Data Page.  Changes in the Specified Amount (which may only be requested after the first policy year) will be effective on the next monthly policy anniversary after we approve the change request.

Insurance coverage will end upon the Insured's death, when we begin to pay the Proceeds, or when the policy reaches the Maturity Date, unless it is extended.  Coverage will also end if the policy Lapses.

Temporary Insurance Coverage.  Temporary insurance coverage (of an amount equal to the Specified Amount, up to $1,000,000) may be available for no charge before full insurance coverage takes effect.  You must submit a temporary insurance agreement and make an initial Premium payment.  The amount of this initial Premium payment will depend on the initial Specified Amount, your choice of Death Benefit option, and any Riders you elect.  Temporary insurance coverage will remain In Force for no more than 60 days from the date of the temporary insurance agreement.  If full coverage is denied, the temporary insurance coverage will terminate five days from the date we mail a termination notice (accompanied by a refund equal to the Premium payment you submitted).  If full coverage is approved, the temporary insurance coverage will terminate on the date that full insurance coverage takes effect.  Allocation of the initial Net Premium will be determined by the right to examine law of the state in which the policy is issued.

Right to Cancel (Examination Right)

Under state law, you may , for a limited time, cancel the policy and receive a refund (commonly referred to as the "free look" period).  The length of this time period depends on state law and may vary depending on whether your purchase is replacing another policy you own.   The minimum “free look” period is 10 days.

If you decide to cancel the policy during the free look period, return the policy to the sales representative who sold it or to our Service Center, along with your written cancellation request.  Your written request must be received, if returned by means other than U.S. mail, or post-marked, if returned by U.S. mail, by the last day of the free look period.  If we do not receive your policy at our Service Center by the close of business on the date the free look period expires, you will not be permitted to cancel your policy free of charge.  If the policy is canceled, we will treat the policy as if it was never issued.

Within seven days of a cancellation request, we will refund the amount prescribed by law.  Depending upon the law in the state in which the policy is issued, the amount we refund will be Cash Value or, in certain states, the greater of the initial Premium payment or the policy's Cash Value.

If the policy was issued in a state that requires us to refund the initial Premium payment, we will allocate initial Net Premium to the fixed accounts as instructed, but hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account until the free look period expires.  At the expiration of the free look period, we will transfer the variable account Cash Value to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer.

If the policy was issued in a state that requires us to refund the Cash Value, we will allocate all of the initial Net Premium to the designated Sub-Accounts and fixed accounts based upon the allocation instructions in effect at that time, at the price next determined.

Premium Payments

This policy does not require a payment of a scheduled Premium amount to keep it In Force.  It will remain In Force as long as the conditions that cause a policy to Lapse do not exist.  However, we will send scheduled Premium payment reminder notices to you according to the Premium payment schedule shown on the Policy Data Page.  If you decide to make an additional Premium payment, you must send it to our Service Center.  Each Premium payment must be at least $50.  Upon request, we will furnish Premium payment receipts.

You may make additional Premium payments at any time while the policy is In Force, subject to the following:

•	We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy's Net Amount At Risk.

•	We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance.

•
We will monitor Premiums paid and will notify you when the policy is in jeopardy of becoming a modified endowment contract.   For more information regarding modified endowment contracts, see   "Periodic Withdrawals, Non-Periodic Withdrawals and Loans” in “Taxes.”

•	We may require that policy Indebtedness be repaid before we accept any additional Premium payments.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received, subject to the following limitations on fixed investment option allocations:

1.
we may refuse Premium allocations, including initial Premium, to the Fixed Account and/or Long-Term Fixed Account that would cause the total value of amounts allocated to the fixed investment options to exceed 50% of your policy's total Cash Value; and

2.	Net Premium allocations to the Long-Term Fixed Account, including initial Premium, will not be permitted:

a.
to exceed $500,000 in any twelve month period (determined on a rolling basis considering any Premium payment allocations during the twelve months prior to the Valuation Period during which we receive a Premium payment); and/or

b.	if, at the time the Premium is received, it would cause the policy's Long-Term Fixed Account value to exceed $1,000,000.

We may further limit or refuse Premium payments to the Long-Term Fixed Account on a prospective basis at any time.  Generally, this right will be invoked when interest rates are low by historical standards.

Cash Value

We will determine the Cash Value at least monthly.  At the end of any given Valuation Period, the Cash Value is equal to the sum of:

•	the value of the Accumulation Units allocated to the Sub-Accounts;

•	amounts allocated to the fixed investment options, including credited interest; and

•	amounts allocated to the policy loan account, including credited interest.

Surrenders and policy charges and deductions will reduce the Cash Value.  Thus, the Cash Value will fluctuate daily and there is no guaranteed Cash Value.  Accordingly, if the Cash Value is a factor in calculating a benefit associated with the policy, the value of that benefit will also fluctuate.  The loan account is part of our General Account and will not be affected by the Investment Experience of the Sub-Accounts. While they are each part of our general account, the fixed investment options and the loan account may be credited interest at different rates. If the policy is surrendered, the Cash Value will be reduced by the amount of any outstanding policy loans and unpaid charged interest in the loan account to calculate the Cash Surrender Value.

Persistency Credit.  Your policy is eligible for a persistency credit if it is maintained through the eligibility date we state on your Policy Data Page.  Eligibility dates will vary based on the issue age of the Insured as follows:

Issue Age	Persistency credit eligibility begins on policy anniversary
25 and younger	20
26	19
27	18
28	17
29	16
30	15
31	14
32	13
33	12
34	11
35 and older	10

Persistency credit eligibility ends immediately upon termination of the policy (see "Terminating the Policy").

The persistency credit will be paid if the expense, mortality, investment, and persistency experience for all policies issued under this prospectus is at least as favorable as we assumed when the policies were issued.  Currently, the persistency credit percentage we expect to pay on a monthly basis is 0.0208% (0.25% annualized) of your policy's Cash Value allocated to variable Sub-Accounts.  This percentage is not guaranteed and it will vary based on the extent to which the expected experience is realized.  The percentage paid will be determined and applied on a uniform and non-discriminatory basis.  Any credit already paid will not be subject to recapture for any reason.  For tax purposes, the persistency credit is considered Investment Experience, not premium.

We may discontinue offering this credit on a prospective basis for new issues at any time.

The persistency credit, if payable, will be calculated and applied as follows:

•	Beginning on the eligibility date stated in your Policy Data Pages, and on each monthly anniversary thereafter, we credit your policy with the persistency credit.

•
The monthly credit is equal to the persistency credit percentage multiplied by your policy's Cash Value allocated to the variable account, plus any Net Premium applied to the variable account that day, but after any loan, transfer, or surrender requests are processed, on the applicable monthly anniversary.

•	The monthly credit is calculated before we process any monthly deductions. The credit is added proportionately to your investment options according to your most recent allocation instructions.

There is no separate additional charge for this persistency credit feature.  If a persistency credit is paid, we provide it through a reduction in our profit.

Changing the Amount of Insurance Coverage

After the first policy year, you may request to change the Specified Amount.  However, no change will take effect unless the new Cash Surrender Value would be sufficient to keep the policy In Force for at least three months.  Changes to the Specified Amount will typically alter the Death Benefit (see "Changes in the Death Benefit Option").

Any request to increase the Specified Amount must be at least $50,000 and the Insured must be Attained Age 85 or younger at the time of the request.  An increase in the Specified Amount may cause an increase in the Net Amount At Risk.  Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase.  An increase in the Specified Amount may require you to make larger or additional Premium payments in order to avoid Lapsing the policy.  An additional Underwriting and Distribution Charge and Surrender Charge schedule will also apply whenever you increase the Base Policy Specified Amount.  To increase the Specified Amount, you must submit a written request to our Service Center and you must provide evidence of insurability that satisfies our underwriting standards.

You may request to decrease the Specified Amount.  We apply Specified Amount decreases to the most recent Specified Amount increase, and continue applying the decrease backwards, ending with the original Specified Amount.  Decreases to the Specified Amount may decrease the dollar amount of policy charges calculated per $1,000 of Specified Amount or Net Amount At Risk (including any rider charges so calculated), depending on the death benefit option elected and the amount of the Cash Value.  Decreases may also result in a surrender charge being assessed (see "Surrender Charges").

We will deny any request to reduce the Specified Amount below the minimum Specified Amount shown on the Policy Data Page.  We will also deny any request that would disqualify the policy as a contract for life insurance.  To decrease the Specified Amount, you must submit a written request to our Service Center.

Changes to the Specified Amount will become effective on the next monthly policy anniversary after we approve the request unless you request and we approve a different date.  We reserve the right to limit the number of Specified Amount changes to one increase and one decrease each policy year.

Right of Conversion

Within 24 months of the Policy Date, or longer if required by state law, you may elect by written request to transfer 100% of your Cash Value in the Sub-Accounts and Long-Term Fixed Account into the Fixed Account without regard to any restrictions otherwise applicable to such transfers.  To invoke this right, you must submit your request to our Service Center on our specified forms.  This election is irrevocable.

Once your request has been processed your policy will in effect become a fixed life insurance policy, and the policy's Cash Value will be credited with the Fixed Account's interest rate.  In addition, the following will apply after conversion:

•
transfers out of the Fixed Account will no longer be available and your policy will no longer be able to participate in the Investment Experience of the Sub-Accounts or the interest crediting rate of the Long-Term Fixed Account;

•
the asset rebalancing service and dollar cost averaging programs will no longer be available for election.  If asset rebalancing and/or dollar cost averaging were elected prior to your request these programs will terminate;

•	Mortality and Expense Risk Charges will no longer be deducted after conversion because they are only deducted from Cash Value allocated to the Sub-Accounts; and

•
all other benefits, services, Riders, and charges, including loans and full and partial surrenders, will continue and/or continue to be available after your request for conversion, subject to the terms applicable prior to your request for conversion.

Exchanging the Policy

You may request to exchange the policy for another policy offered by us at the time that is a plan of permanent fixed life insurance.  This is not a contractual right of the policy in all states and where permitted by law, we may refuse such a request.  To make an exchange with us you will surrender this policy and use its Cash Surrender Value to purchase the new policy we underwrite on the Insured's life. Policy exchanges are subject to our approval, you paying all the costs associated with the exchange, and the Insured satisfying our underwriting standards of insurability.  You may transfer Indebtedness to the new policy.

You must submit your exchange request to our Service Center on our specified forms.  The policy must be In Force and not in a Grace Period.  The exchange may have adverse tax consequences.  The new policy will take effect on the exchange date only if the Insured is alive.  This policy will terminate when the new policy takes effect.  A surrender charge may be assessed at the time of the exchange (see "Surrender Charges").

Terminating the Policy

There are several ways that the policy can terminate.  You may surrender the policy for its Cash Surrender Value (which may result in adverse tax consequences).  Coverage under the policy will end when we receive your written request to surrender the policy at our Service Center.  The policy will automatically terminate when the Insured dies, the policy matures, or the Grace Period ends.

Assigning the Policy

You may assign any rights under the policy while the policy is In Force, subject to our approval.  If you do, your beneficiary's interest will be subject to the person(s) to whom you have assigned rights.  Your assignment must be in writing and will become effective on the date we record it at our Service Center.  Your assignment will be subject to any outstanding policy loans, policy liens, garnishments, court orders, or any previous assignments.

Reminders, Reports, and Illustrations

Upon request, we will send you scheduled Premium payment reminders and transaction confirmations.  We will also send you semi-annual and annual reports that show:

•	the Specified Amount;

•	minimum monthly Premiums;

•	Premiums paid;

•	all charges since the last report;

•	the current Cash Value;

•	the Cash Surrender Value; and

•	Indebtedness.

Confirmations of individual financial transactions, such as transfers, partial Surrenders, loans, etc., are generated and mailed automatically.  Copies may be obtained by contacting our Service Center.  You may receive information faster from us and reduce the amount of mail you receive by signing up for our eDelivery program.  We will notify you by email when important documents, like statements and prospectuses, are ready for you to view, print, or download from our secure server.  If you would like to choose this option, go to www.nationwide.com/login.

We will send these reminders and reports to the address you provide on the application unless directed otherwise.   At any time after the first policy year, you may ask for an illustration of future benefits and values under the policy.

IMPORTANT NOTICE REGARDING DELIVERY
OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements, and semi-annual and annual reports are required to be mailed to multiple policy owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the policy owner(s).  Household delivery will continue for the life of the policies.  A policy owner can revoke their consent to household delivery and reinstitute individual delivery by contacting our Service Center.  We will reinstitute individual delivery within 30 days after receiving such notification.

Standard Policy Charges

We will take deductions from Premium payments and/or the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the charges assessed under the policy.  We begin to deduct monthly charges from your policy's Cash Value on the Policy Date.  These charges are assessed by redeeming Accumulation Units.  The number of Accumulation Units redeemed is determined by dividing the dollar amount of the charge by the Accumulation Unit value for the Sub-Account.  If you have a policy loan, a complete description of how interest credited and charged results in costs to you is described in the "Policy Loans" section of this prospectus.

Sales Load

We deduct the Sales Load (as part of the Premium Load) from each Premium payment to compensate us for our sales expenses.  The current (and guaranteed maximum) Sales Load is $25 per $1,000 of Premium.  This charge is assessed in all policy years.

We may waive the Sales Load on the initial Premium paid into this Policy as part of a sponsored exchange program to another policy we offer through Nationwide Life and Annuity Insurance Company or our parent company, Nationwide Life Insurance Company, as permitted under the securities laws and/or rules or by order of the SEC.

Premium Taxes

We deduct Premium Taxes (as part of the Premium Load) from each Premium payment to reimburse us for state and local premium taxes (at the estimated rate of 2.25%) and for federal premium taxes (at the estimated rate of 1.25%).  The current (and guaranteed maximum) Premium Tax is $35 per $1,000 of Premium.  This amount is not the actual amount of the tax liability we incur.  It is an estimated amount.  If the actual tax liability is more or less, we will not adjust the charge retroactively.

A Note on the Premium Load. We deduct a Premium Load from each Premium payment to partially reimburse us for our sales expenses and Premium taxes, and certain actual expenses, including acquisition costs.  The Premium Load also provides revenue to compensate us for assuming risks associated with the policy, and revenue that may be a profit to us.

Short-Term Trading Fees

Some mutual funds offered in the policy may assess (or reserve the right to assess) a short-term trading fee (sometimes called "redemption fee" by the mutual fund) in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.

Short-Term Trading Fees are intended to compensate the mutual fund (and policy owners with interests allocated in the Sub-Account) for the negative impact on mutual fund performance that may result from frequent, short-term trading strategies.  Short-Term Trading Fees are not intended to affect the large majority of policy owners not engaged in such strategies.

Any Short-Term Trading Fee assessed by any mutual fund available in conjunction with the policy will equal 1% of the amount determined to be engaged in short-term trading.  Short-Term Trading Fees will only apply to those Sub-Accounts corresponding to mutual funds that charge such fees (see the mutual fund's prospectus).  Any Short-Term Trading Fees paid are retained by the mutual fund and are part of the mutual fund's assets.  Policy owners are responsible for monitoring the length of time allocations are held in any particular Sub-Account.  We will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

For a complete list of the Sub-Accounts that assess (or reserve the right to assess) a Short-Term Trading Fee, see "Appendix A: Sub-Account Information" in this prospectus.

If a Short-Term Trading Fee is assessed, the mutual fund will charge the separate account 1% of the amount determined to be engaged in short-term trading.  The separate account will then pass the Short-Term Trading Fee on to the specific policy owner that engaged in short-term trading by deducting an amount equal to the Short-Term Trading Fee from that policy owner's Sub-Account value.  All such fees will be remitted to the mutual fund; none of the fee proceeds will be retained by us or the separate account.

When multiple allocations are made to a Sub-Account that is subject to Short-Term Trading Fees, transfers out of that Sub-Account will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, Accumulation Units held the longest time will be treated as being transferred first, and Accumulation Units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to Short-Term Trading Fees, including:

•	scheduled and systematic transfers, such as those associated with dollar cost averaging programs and asset rebalancing programs;

•	policy loans;

•	full or partial surrenders; or

•	payment of the Proceeds.

New share classes of certain currently available mutual funds may be added as investment options under the policy.  These new share classes may require the assessment of Short-Term Trading Fees.  When these new share classes are added, new Premiums and transfers to the Sub-Accounts in question may be limited to the new share class.

Illustration Charge

Currently, we do not assess an Illustration Charge, which would compensate us for the administrative costs of generating the illustration.  We may elect in the future to assess an Illustration Charge which will not exceed $25 per illustration requested.  Any Illustration Charge must be paid at the time of the illustration request.  The Illustration Charge will not be deducted from the policy's Cash Value.

Partial Surrender Fee

Currently, we do not deduct a Partial Surrender Fee, which would compensate us for the administrative costs associated with calculating and generating the surrender amount.  We may elect in the future to assess a Partial Surrender Fee which will not exceed the lesser of $25 or 2% of the amount surrendered.  Any Partial Surrender Fee assessed will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Surrender Charges

We deduct a Surrender Charge from the Cash Value if you surrender or Lapse the policy.  However, no surrender charge will be deducted at the time of a decrease in Specified Amount resulting from a partial Surrender, change of death benefit option that does not reduce the Net Amount At Risk, or a requested Specified Amount decrease that does not remove a segment of coverage in its entirety. Surrender charges attributable to Specified Amount decreases resulting from partial Surrenders, death benefit option changes that preserve the Net Amount At Risk, and requested Specified Amount decreases that do not remove a segment of coverage in its entirety will be deferred and continue to reduce over time. If the Policy is subsequently terminated by a complete Surrender or Lapse, the full surrender charge in effect at that time, including any deferred amounts, will be deducted.

The Surrender Charge is assessed to compensate us for policy underwriting expenses and sales expenses, including processing applications, conducting medical exams, determining insurability (and the Insured's underwriting class), and establishing policy records.  Thus, the Surrender Charge is comprised of two components: the underwriting component and the sales component.

The underwriting component equals the product of the Base Policy Specified Amount and the administrative target factor.

(The administrative target factor is actuarially derived and is used to determine how much we should charge per Premium payment for underwriting expenses.)  The administrative target factor varies by the Total Specified Amount and the Insured's age when the policy was issued.  A table showing the Administrative Target Factors can be found in Appendix E to this prospectus.

The sales component is the lesser of the following two amounts: (1) the product of the Base Policy Specified Amount, divided by 1,000, and the surrender target factor; and (2) the sum of all Premium payments you made during the first policy year.  The surrender target factor is actuarially derived and is used to determine how much we should charge per Premium payment for sales expenses.  The surrender target factor varies by the Insured's sex and the Insured's age when the policy was issued.  A table showing the Surrender Target Factors can be found in Appendix E to this prospectus.

The initial Surrender Charge is the sum of the underwriting component and a percentage (that varies by issue age, sex, Specified Amount, and Death Benefit option, and ranges between 21% to 85%) of the sales component.  A table showing the applicable Surrender Charge Percentage can be found Appendix E to this prospectus.

Generally, surrender charges will be greater for Insureds who are older or in poor health and less for Insureds who are younger or in good health.  For a given Insured, larger Specified Amounts will produce greater surrender charges.  In addition, surrender charges will increase with the amount of Premium you pay in the first policy year, or first year after a Specified Amount increase, up to the dollar amount produced by the calculation in (1) of the sales component description above, which represents the maximum surrender charge we are permitted by law for this policy. Beyond this point increasing the first year Premium you pay will not impact your surrender charges.

When considering the potential impact of surrender charges, you should remember that variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  Attempting to minimize your surrender charges by choosing a lower Specified Amount may result in inadequate death benefit coverage, and paying less first year Premium to minimize surrender charges may result in higher cost of insurance charges and a greater chance your policy could lapse.  You should consult with your registered representative and carefully weigh all relevant benefit and charge factors together with your goals in purchasing this policy.

Depending on the policy year of the surrender and the Insured's age at the time of policy issuance or at the time an increase becomes effective, the actual Surrender Charge paid will be a decreasing percentage of the initial Surrender Charge, as set forth in the following table:

Reduction of Surrender Charges

Policy year calculated from the Policy Date or effective date of Specified Amount Increase:	Surrender Charge, as a percentage of the initial Surrender Charge:
	Issue Ages 0-49	Issue Ages 50+
1	100%	100%
2	100%	100%
3	100%	95.0%
4	100%	95.0%
5	95.0%	80.0%
6	85.0%	65.0%
7	70.0%	60.0%
8	52.0%	45.0%
9	30.0%	30.0%
10	8.3%	8.3%
11 and thereafter	0.0%	0.0%

Each increase to the Base Policy Specified Amount (referred to as Specified Amount segments) will have its own Surrender Charge.  The Surrender Charge for each Base Policy Specified Amount segment, when added together, will equal your total Surrender Charge.

If the Death Benefit is changed from Death Benefit Option 1 or 3 to Death Benefit Option 2 the applicable initial Surrender Charge is recalculated assuming that, at the time a Base Policy Specified Amount segment of coverage originally became effective, the Death Benefit Option was Death Benefit Option 2.  The adjusted surrender charge will apply from the effective date of the Death Benefit Option change for the remaining applicable Surrender Charge period.  This results in a reduction of the applicable Surrender Charge for each segment in effect at the time of the Death Benefit Option change.

See "Appendix C: Surrender Charge Example" for more information and examples showing how the Surrender Charge is calculated.

Any Surrender Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

We will waive the surrender charge of your policy if you elect to surrender it in exchange for a plan of permanent fixed life insurance offered by us, as described in the "Exchanging the Policy" section, subject to the following:

•	the exchange and waiver are subject to your providing us new evidence of insurability and our underwriting approval; and

•	you have not invoked any of these Riders:

1.	Premium Waiver Rider;

2.	Waiver of Monthly Deductions Rider; or

3.	Long-Term Care Rider.

Cost of Insurance Charge

We deduct a Cost of Insurance Charge from the policy's Cash Value on the Policy Date and on each monthly anniversary of the Policy Date to compensate us for providing expected mortality benefits, and to reimburse us for certain actual expenses, including acquisition costs and state and federal taxes.  This charge also provides revenue to compensate us for assuming certain risks associated with the policy, and revenue that may be profit to us. The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured's sex, issue age, underwriting class, any Substandard Ratings, how long the policy has been In Force, and the Total Specified Amount.  The cost of insurance rates are based on our expectations as to future mortality and expense experience.

There will be a separate cost of insurance rate for the initial Base Policy Specified Amount and any Base Policy Specified Amount increase.  The cost of insurance rates will never be greater than those shown on the Policy Data Pages.

Flat Extras and Substandard Ratings. As part of our underwriting process, we may inquire about the occupation and activities of the Insured.  If the activities or occupation of an Insured cause an increased health or accident risk, it may result in the Insured receiving a Substandard Rating.  If this is the case, we may add an additional component to the Cost of Insurance Charge called a "Flat Extra."  The Flat Extra accounts for the increased risk of providing life insurance when one or more of these factors apply to the Insured.  The Flat Extra is a component of the total Cost of Insurance Charge, so if applied it will be deducted from the Policy's Cash Value on the Policy Date and the monthly anniversary of the Policy Date.  The monthly Flat Extra is between $0.00 and $2.08 per $1,000 of the Net Amount At Risk.  If a Flat Extra is applied, it is shown in the Policy Data Pages.  In no event will the Flat Extra result in the Cost of Insurance Charge exceeding the maximum charge listed in the Fee Table of this prospectus.

We will uniformly apply a change in any cost of insurance rate for Insureds of the same age, sex, underwriting class, and any Substandard Ratings and Specified Amount, if their policies have been In Force for the same length of time.  If a change in the cost of insurance rates causes an increase to your Cost of Insurance Charge, your policy's Cash Value could decrease.  If a change in the cost of insurance rates causes a decrease to your Cost of Insurance Charge, your policy's Cash Value could increase.

The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Mortality and Expense Risk Charge

We deduct a monthly Mortality and Expense Risk Charge from the policy's Cash Value allocated to the Sub-Accounts on each monthly anniversary of the Policy Date to compensate us for assuming the risk associated with mortality and expense costs.  This charge also provides revenues to compensate us for assuming certain risks associated with the policy, and revenues that may be profit to us.  The mortality risk is that the Insured will not live as long as expected.  The expense risk is that the costs of issuing and administering the policy will be more than expected.  The Mortality and Expense Risk Charge will be deducted proportionally from your Sub-Account allocations.

The maximum guaranteed Mortality and Expense Risk Charge is equal to an annualized rate of $3.00 per $1,000 of all variable account Cash Value for all policy years.  Currently, the amount of the Mortality and Expense Risk Charge that is assessed is $0.00.

Administrative Per Policy Charge

We deduct a monthly Administrative Per Policy Charge from the policy's Cash Value to reimburse us for the costs of maintaining the policy, including accounting and record-keeping.  Currently, the Administrative Per Policy Charge is $25 per month in the first policy year and $10 per month thereafter.  The maximum guaranteed Administrative Per Policy Charge is $25 per month in the first policy year and $10 per month thereafter.

The Administrative Per Policy Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Underwriting and Distribution Charge

We deduct a monthly Underwriting and Distribution Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution, and issuance of the policy.  The Underwriting and Distribution Charge will be assessed for 10 years measured from the Policy Date for the initial Base Policy Specified Amount, and from the effective date of any increase in the Base Policy Specified Amount.

The guaranteed maximum Underwriting and Distribution Charge rates are listed in "Appendix D: Underwriting and Distribution Charge Rates and Examples."  The applicable Underwriting and Distribution Charge rate is set on the Policy Date or effective date of any Base Policy Specified Amount increase based on three factors:

(1)	the Insured's Attained Age;

(2)	the Death Benefit option in effect; and

(3)	the applicable rate tier based on the Base Policy Specified Amount at the time of determination.

Based on the above three factors, the maximum guaranteed Underwriting and Distribution Charge rates are obtained for an Attained Age 85 Insured with Death Benefit Option 2 in effect on the Policy Date or effective date of a Base Policy Specified Amount increase, and are as follows: $1.18 per $1,000 of the first $250,000 of Base Policy Specified Amount, $1.01 per $1,000 of Base Policy Specified Amount from $250,000 to $500,000, and $1.01 per $1,000 of Base Policy Specified Amount in excess of $500,000.

Currently, the guaranteed maximum applicable rates are charged.  Refer to "Appendix D: Underwriting and Distribution Charge Rates and Examples" for a complete list of the applicable rates and examples of how this charge is calculated.

Once set, an applicable rate will not change for the duration of the charge except if the Death Benefit is changed from Death Benefit Option 1 or 3 to Death Benefit Option 2.  If the charge is adjusted for a change in Death Benefit option from Death Benefit Option 1 or 3 to Death Benefit Option 2, the applicable rates will be based on the Insured's age on the Policy Date or increase effective date(s), and will apply from the effective date of the Death Benefit option change.  This results in an increase in the applicable Underwriting and Distribution charge rate.

The Underwriting and Distribution Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.

Policy Loan Interest Charge

We charge interest on the amount of Indebtedness at the maximum guaranteed rate of 3.90% per annum.  The interest will accrue daily and is payable at the end of each policy year, or at the time of a new loan, a loan repayment, the Insured's death, a policy Lapse, or a full surrender.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Mutual Fund Operating Expenses

In addition to the charges listed above, there are also charges associated with the mutual funds in which the Sub-Accounts invest.  While you will not pay these charges directly, they will affect the value of the assets you have allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that we subsequently use to value your Sub-Account units.  Please see the underlying mutual funds' prospectuses for additional information about these charges.  Contact our Service Center to receive, free of charge, copies of the prospectuses for any of the underlying mutual funds available under the policy.

Reduction of Charges

The policy may be purchased by individuals, corporations, and other entities.  We may reduce or eliminate certain charges (Sales Load, Surrender Charge, administrative charges, Cost of Insurance Charge, or other charges) where the size or nature of the group allows us to realize savings with respect to sales, underwriting, administrative, or other costs.  Where prohibited by state law, we will not reduce charges associated with the policy.

We determine the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total Premium we expect to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time we expect the individual policies to be In Force; and any other circumstances which are rationally related to the expected reduction in expenses.

We may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges.  If you have questions about whether your policy is eligible for reduction of any charges, please consult with your registered representative for more specific information.  Your registered representative can answer your questions and where appropriate can provide you with illustrations demonstrating the impact of any reduced charges for which you may be eligible.

We may change both the extent and the nature of the charge reductions.  Any charge reductions will be applied in a way that is not unfairly discriminatory to policy owners and will reflect the differences in costs of services we provide.

Entities considering purchasing the policy should note that in 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex.  The policies are based upon actuarial tables that distinguish between men and women unless the purchaser is an entity and requests that we use non-sex distinct tables.  Thus the policies generally provide different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

A Note on Charges

During a policy's early years, the expenses we incur in distributing and establishing the policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the policy's pricing structure.

Distribution, Promotional, and Sales Expenses.  Distribution, promotional, and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances, and marketing allowances.  We refer to these expenses collectively as "total compensation." The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 135% of first year Premiums and 3% of renewal Premium after the first year.

We have the ability to customize the total compensation package of our broker-dealer firms.  We may vary the form of compensation paid or the amounts paid as commission, expense allowance, or marketing allowance; however, the total compensation will not exceed the maximum (135% of first year Premiums and 3% of renewal Premium after the first year).  Commission may also be paid as an asset-based amount instead of a Premium-based amount.  If an asset-based commission is paid, it will not exceed 0.20% of the non-loaned Cash Value per year.

The actual amount and/or forms of total compensation we pay depend on factors such as the level of premiums we receive from respective broker-dealer firms and the scope of services they provide.  Some broker-dealer firms may not receive maximum total compensation.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.  The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The separate account (not the policy owners) is the underlying mutual fund shareholder.  When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment advisor or sub advisor of an underlying mutual fund or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the advisor or sub advisor (or their affiliates) with increased exposure to persons involved in the distribution of the policy.

Types of Payments We Receive.  In light of the above, the underlying mutual funds or their affiliates make certain payments to us or our affiliates (the "payments").  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the underlying mutual funds, and achieving a profit.

We or our affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund's advisor or subadvisor (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the policy.

Amount of Payments We Receive.  For the year ended December 31, 2011, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.60% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this policy or other variable policies that we and our affiliates issue.  Payments from investment advisors or subadvisors to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

Identification of Underlying Mutual Funds.  We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund's advisor or subadvisor is one of our affiliates or whether the underlying mutual fund, its advisor, its subadvisor(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the policy in relation to its features and benefits when making your decision to invest.  Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

Policy Riders and Rider Charges

You may purchase one or more of the Riders listed below. There may be additional charges assessed for elected Riders.  The availability, operation, and benefits of the Riders described in this prospectus may vary by the state where the policy is issued.

We will assess any Rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the Rider charges.  We begin to deduct monthly Rider charges from your policy's Cash Value on the Policy Date or on the first monthly policy anniversary after the Rider is elected.

Note: The charge for certain Riders may be treated as a distribution from the policy for income tax purposes.  (see "Taxes, Periodic Withdrawals, Non-Periodic Withdrawals, and Loans"). Consult with your tax advisor.

Overloan Lapse Protection Rider

The Overloan Lapse Protection Rider prevents the policy from Lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit.  The Rider is designed to enable the policy owner of a policy with a substantially depleted Cash Value, due to outstanding Indebtedness, to potentially avoid the negative tax consequences associated with Lapsing the policy.

Neither the IRS nor the courts have ruled on the tax consequences of invoking the Overloan Lapse Protection Rider.  It is possible that the IRS or a court could assert that the Indebtedness should be treated as a distribution, all or a portion of which could be taxable when you elect to invoke the benefits under the Rider.  You should consult with a tax advisor regarding the risks associated with invoking this Rider.

Availability.  All policies for which the guideline premium/cash value corridor life insurance qualification test is elected will automatically receive the Overloan Lapse Protection Rider (state law permitting).  The Rider is dormant until specifically invoked by the policy owner, at which time the policy is assessed a one-time charge.

This Rider is not available for policies for which the cash value accumulation life insurance qualification test was elected.

Eligibility.  The policy owner is eligible to invoke the Overloan Lapse Protection Rider upon meeting the following conditions:

•	Indebtedness reaches a certain percentage of the policy's Cash Value (the percentage will vary based upon the Insured's Attained Age);

•	The Insured is Attained Age 75 or older;

•	The policy is currently In Force and has been In Force for at least 15 years;

•	The policy's Cash Value is at least $100,000; and

•	All amounts available to be withdrawn without the imposition of federal income tax have been withdrawn.

The first time the policy's Indebtedness reaches the percentage that makes the policy eligible for the Rider, Nationwide will send a letter to the policy owner notifying them of the policy's eligibility to invoke the Rider.  The letter will also describe the Rider, its cost, and its guaranteed benefits.

You need not invoke the Rider immediately upon notification of eligibility.  The Rider may be invoked at any time, provided that the above conditions are met.

Note:  Election of this Rider may impact other provisions of your policy including certain other Riders.

After Nationwide receives your request to invoke the Rider, Nationwide will adjust the policy, as follows:

1.	If not already in effect, the Death Benefit option will be changed to Death Benefit Option 1.

2.
The Specified Amount will be adjusted to equal the lesser of: (1) the Specified Amount immediately before you invoked the Rider, or (2) the Specified Amount that will cause the Death Benefit to equal the Minimum Required Death Benefit immediately after the charge for the Rider is deducted.

3.
Any non-loaned Cash Value (after deduction of the Overloan Lapse Protection Rider charge) will be transferred to the Fixed Account, where it will earn the minimum guaranteed fixed interest rate of the base policy (shown on the Policy Data Page).

After the above adjustments are made, the Indebtedness will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate.  No policy charges will be assessed.  No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender).  Cash Value may not be transferred out of the Fixed Account.  The Death Benefit will be the greater of the Specified Amount or the Minimum Required Death Benefit.  The policy will remain as described above for the duration of the policy.

Upon invocation of this Rider, the following riders, if also elected, will terminate:

•	Long-Term Care Rider

•	Spouse Life Insurance Rider

•	Waiver of Monthly Deductions

Invocation of the Overloan Lapse Protection Rider is irrevocable.

Overloan Lapse Protection Rider Charge.  We deduct a one-time Overloan Lapse Protection Rider Charge at the time you invoke the Rider to cover the administrative costs and to compensate us for the risks associated with the Rider's guaranteed paid-up death benefit.  The Overloan Lapse Protection Rider Charge is the product of the policy's Cash Value and an age-based factor shown in the Rider.  The Rider charge varies by the Insured's age and the Cash Value.   The maximum charge for this Rider is $42.50 per $1,000 of Cash Value and the minimum charge is $1.50 per $1,000 of Cash Value.

The Overloan Lapse Protection Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. If the Cash Value less Indebtedness is insufficient to satisfy the Overloan Lapse Protection Rider Charge, you cannot invoke the Rider without repaying enough Indebtedness to cover the Overloan Lapse Protection Rider Charge.  Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.  Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.

Adjusted Sales Load Life Insurance Rider

The benefit associated with the Adjusted Sales Load Life Insurance Rider is the replacement of all or a portion of the up-front Premium Load (comprised of the Sales Load and Premium Taxes) with a monthly Rider charge.  You may elect the number of years (from one to seven) that you want the Premium Load replaced.  You will pay a Premium Load on any amount that you do not elect to be replaced by the Rider.  This Rider is only available to purchase at the time of application.

To better understand how this Rider might benefit you, ask for an illustration of future benefits and rights under the policy with and without the purchase of this Rider.

Adjusted Sales Load Life Insurance Rider Charge.  If you elect this Rider, we will deduct a monthly Adjusted Sales Load Life Insurance Rider Charge to compensate us for the sales and premium tax expenses that we will not collect in the form of Premium Load.   Currently, the charge is $0.14 for each $1,000 of aggregate Premiums.   You should expect the aggregate monthly Rider charges to be greater than the amount we would have deducted as Premium Load.  The monthly charge is the product of your aggregate Premiums since the Policy Date, the portion of Premium Load you choose to replace (expressed as a whole percentage of Premiums paid), and the factor of 0.0001354.  The Rider's charge may vary.  Each Premium payment you make will cause the Rider's charge to increase.  How long the Rider charge is assessed will also vary.  The Rider charge will be assessed for nine policy years, plus the number of years (from one to seven) that you want the Premium Load replaced (with a maximum Rider charge period of 15 years).  However, if you stop making Premium payments during that one to seven-year period, the Rider charge will only be assessed for nine policy years, plus the number of years that you actually made Premium payments.

For example, upon election, you anticipated making Premium payments for five years.  Therefore, you expect to have the Rider charge assessed for 14 years (nine years plus five years).

However, you actually make your last Premium payment in policy year three, and do not make any additional Premium payments.  Since you did not get full "use" of the Rider (you only received three years worth of Premium Load replacement), we will only assess the Rider charge for 12 policy years (nine years plus the three years' worth of benefit you received).

If the policy terminates within the first 10 policy years, we will deduct from the Cash Surrender Value an amount to compensate us for the Premium Load we waived, but were unable to recover as a Rider charge.  The amount deducted from the Cash Surrender Value will equal the product of the actual Premium Load replaced by the Rider (in dollars) and the percentage from the following table that corresponds to the number of years the policy has been In Force.

Policy Year	Percentage
1	100%
2	90%
3	80%
4	70%
5	60%
6	50%
7	40%
8	30%
9	20%
10	10%
11 and Later	0%

For example, at the time you elected the Rider, you elected to replace the Premium Load for seven years.  During the fifth policy year, you terminate the policy.  During the five years the policy was In Force, you paid $10,000 of Premium.  The amount of Premium Load that the Rider replaced is $400 ($40 for each $1,000 of Premium).  Therefore, we will deduct $240 (60% of $400) from your Cash Surrender Value.

The Adjusted Sales Load Life Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations.  Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Children's Term Insurance Rider

Subject to our underwriting approval, you may purchase term life insurance on any and all of the Insured's children at any time.  If an insured child dies before the Insured dies and before the Maturity Date, the policy pays a benefit to the named beneficiary.  The insurance coverage for each insured child will continue (as long as the policy is In Force) until the earlier of: (1) the policy anniversary on or after the date the Insured's child turns age 22; or (2) the policy anniversary on which the Insured reaches Attained Age 65.  Subject to certain conditions specified in the Rider, the Rider may be converted into a policy on the life of the insured child without evidence of insurability.  The Rider will be effective until the Rider's term expires, until we pay the benefit, or until you terminate the Rider by written request to our Service Center.

Children's Insurance Rider Charge.  If you elect this Rider, we will deduct a monthly Children's Insurance Rider Charge to compensate us for providing term insurance on the lives of each and all of the Insured's children.  The Rider charge is $0.43 per $1,000 of the Rider's Specified Amount and will be assessed as long as the policy is In Force and the Rider is in effect.  The Rider charge will be the same, even if you request to change the number of children covered under the Rider.  However, we may decline your request to add another child based on our underwriting standards.

The Children's Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. Because we deduct the charge for this benefit from the policy's Cash Value, your purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Long-Term Care Rider

State regulation of long-term care benefits will result in differences in this Rider's name, covered services, criteria for eligibility of benefit payment, and maximum monthly benefit amounts.  State variations are subject to change without notice at any time.  To review the Rider approved in your state, contact our Service Center.

The benefit associated with the Long-Term Care Rider is that, upon meeting certain requirements, the policy owner is paid a monthly benefit to assist them with the expenses associated with the insured’s nursing home care or home health care.  To be able to invoke this Rider, the Insured must be: (1) cognitively impaired or (2) unable to do at least two of the following activities of daily living without the assistance of another person: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair).  In addition, a 90-day waiting period, referred to as an “elimination period”, must be satisfied before benefits are paid.  Benefits will not be retroactively paid for the elimination period.  The elimination period can be satisfied by any combination of days of Long-Term Care Facility stay or days of Home Health Care, as those terms are defined in the Rider.  These days of care or services need not be continuous, but must be accumulated within a continuous period of 730 days.  The elimination period has to be satisfied only once while this Rider is in effect.  The benefit associated with this Rider may not cover all your prospective long-term care costs and will not cover your retrospective long-term care costs.

The benefits paid in association with the Rider are intended to be "qualified long-term care insurance" under federal tax law, and generally will not be taxable to the policy owner.  See your tax advisor about the use of this Rider.

Subject to our underwriting approval, you may purchase this Rider at any time.  If you purchase it after the Policy Date, we will require evidence of insurability.  There is a free look period associated with this Rider.  Within 30 days of receipt of the Rider, you may return it to the sales representative who sold it to you, or to us at our Service Center, and we will void the Rider and refund the related charges.

Decreases in the Base Policy Specified Amount, and/or Additional Term Insurance Rider Specified Amount, if elected, will result in a corresponding decrease in Long-Term Care Rider Specified Amount only if the total Specified Amount is less than the Long-Term Care Rider Specified Amount after the decrease.

When you submit a request for benefits under this Rider, we will determine the amount of your benefit as a monthly amount.  The maximum monthly benefit will be the lesser of:

(1)	2% of Long-Term Care Specified Amount in effect; or

(2)	the per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the month.

The maximum lifetime benefit under any combination of Home Health Care benefits and Long-Term Care Facility benefits is equal to the lesser of the Long-Term Care Specified Amount or the Base Policy Specified Amount (including coverage under the Additional Term Insurance Rider) minus policy Indebtedness.

You may request to receive a monthly benefit less than the maximum we determine.  Choosing a lesser amount could extend the length of the benefit period.

This Rider will terminate when the policy matures, the Insured dies, you invoke the Overloan Lapse Protection Rider, you terminate the Rider by written request to our Service Center, or you terminate your policy.

While benefits are being paid under the Rider, the Long-Term Care Rider Charges will be waived for the duration of the Rider benefit payment period.  While receiving Rider benefits, loans or partial withdrawals are not permitted.

Long-Term Care Rider Charge.  If you elect this Rider, we will deduct a monthly Long-Term Care Rider Charge to compensate us for providing long-term care benefits upon the Insured meeting certain eligibility requirements.  The Rider charge is the product of the Rider's Net Amount At Risk and a long-term care cost of insurance rate.  Because this Rider has no Cash Value, we define its Net Amount At Risk as the lesser of the Rider's Specified Amount and the policy's Net Amount At Risk.  The long-term care cost of insurance rate is based on our expectations as to your need for long-term care over time and will vary by the Insured's sex, Attained Age (in some states issue age), underwriting class, and any Substandard Ratings.   The maximum charge for this Rider is $28.65 per $1,000 of Rider Net Amount at Risk and the minimum charge is $0.00 per $1,000 of rider Net Amount at Risk.

The Long-Term Care Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.  Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.

Long-Term Care Referral Service.  If this Rider is elected, the Insured will have access to a national long-term care services referral network via a toll-free telephone number.  Services include free consultation and tailored information to assist in planning and implementing a care plan.  These services are currently provided through a third party.  There is no separate additional charge for this service.  This service is subject to availability and may be modified, suspended, or discontinued at any time upon 30 days written notice.

Spouse Life Insurance Rider

The benefit associated with the Spouse Life Insurance Rider is a death benefit payable upon the death of the spouse named on the application ( “Insured Spouse”) to the designated beneficiary. If no beneficiary is designated, the benefit is payable to the Insured.

You may purchase this Rider at any time while the policy is In Force, subject to underwriting approval and the following age restrictions:

•	the Insured must be between Attained Age 21 and 59 (this Rider is no longer available on or after the policy anniversary on which the Insured reaches Attained Age 59); and

•	the Insured Spouse must be between the Attained Age 18 and 69 at the time this Rider is elected.

Coverage continues until the Rider anniversary on which the Insured Spouse reaches Attained Age 70, or until the Maturity Date, whichever is earliest.  This Rider will be effective until the Rider's term expires, until we have paid the benefit, until you invoke the Overloan Lapse Protection Rider, or until you decide to terminate this Rider by written request to our Service Center.

This Rider has a conversion right.  The Insured Spouse may exchange this Rider's benefit for a level premium, level benefit, permanent plan of whole life insurance, subject to limitations. Upon conversion, the Cash Value of the policy to which this Rider is attached will not be affected. No evidence of the Insured Spouse’s insurability is required for conversion. The following are required to exercise this conversion right:

(1)	conversion must be applied for in writing;

(2)	you must exercise your conversion right while both:

a.
the policy and Rider are In Force and not in a Grace Period (if the Insured under the policy dies anytime while this policy and Rider are In Force, conversion must be applied for within 90 days after we receive proof of death for the Insured); and

b.	prior to the Rider anniversary date on which the Insured Spouse reaches Attained Age 66;

(3)	the amount of coverage available for any new policy purchased under this right of conversion is subject to the following:

a.	the coverage amount of the new policy must be for the greater of $10,000 or the minimum amount available for the new policy under our issue rules at the time; but

b.	no more than 100% of the Rider Specified Amount;

(4)	the new policy must be for a plan of insurance we are issuing on the date of conversion;

(5)	the Premium for the new policy will be based on the rates in effect on the date of conversion;

(6)
the Premium rate for the new policy will be based on the Attained Age of the Insured Spouse on the date of conversion, the same class of risk as this Rider, if available, and the rates in use at that time. If this Rider's risk class is not available for the new policy, the next best risk class available will apply; and

(7)	no supplemental benefits or additional coverage may be added without evidence of the Insured Spouse's insurability and our consent.

The effective date of the new policy will be the date of conversion. The incontestability and suicide periods of the new policy will start on the effective date of this Rider.

Spouse Life Insurance Rider Charge.  If you elect this Rider, we will deduct a monthly Rider charge to compensate us for providing term insurance on the life of the Insured Spouse.  The Rider charge is the product of the Rider's Specified Amount and the Insured Spouse life insurance cost of insurance rate.  We base the Insured Spouse life insurance cost of insurance rate on our expectations as to the mortality of the Insured Spouse.  The Insured Spouse life insurance cost of insurance rate will vary by the Insured Spouse's sex, Attained Age, underwriting class, any Substandard Ratings, and the Rider's Specified Amount. The maximum charge for this Rider is $10.23 per $1,000 of Rider Specified Amount and the minimum charge is $0.10 per $1,000 of Rider Specified Amount.

The Spouse Life Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. Because we deduct the charge associated with this Rider from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Decreases in the Base Policy Specified Amount may result in a corresponding decrease in the Rider's Specified Amount.

Accelerated Death Benefit Rider

The benefit associated with the Accelerated Death Benefit Rider is the ability to accelerate receipt of the Base Policy Specified Amount if the Insured has a terminal illness that results in the Insured's remaining life expectancy being 12 months or less.

Note: The receipt of accelerated death benefits may be taxable.  The eligibility of the recipient of the accelerated death benefits to receive Medicaid or other government provided benefits may be adversely impacted.  Prior to accepting accelerated death benefits, you should consult a tax advisor and any social service agencies from which you may be eligible for benefits.

The Rider is elected and attached to the policy at the time the claim is made and accepted by us.  The date the Rider is effective is the date we accept the claim.  Coverage under the Rider is only applied to the Base Policy Specified Amount. Decreases in the Base Policy Specified Amount may result in a corresponding decrease in Rider Specified Amount.    Accelerated benefits under the Rider are not available on any other Riders that may be part of the policy.

The following restrictions on coverage apply to the Rider:

•	The Rider only applies to coverage on the Insured under the base policy. It does not apply to any available Riders or insureds named under such Riders.

•	The effective date of the Rider must be at least two years before the Maturity Date.

•	Benefit amounts to be accelerated must not be subject to the policy's incontestability period (two years from the date coverage is effective).

•	The Base Policy Specified Amount as of the Rider effective date must be at least $50,000.

•	The accelerated death benefit may not be used if it is subject to the claims of any creditors.

Charges Associated with the Rider.  We assess two charges in connection with the Rider, an Administrative Expense Charge and a Rider Charge. The Administrative Expense Charge will be deducted from the benefit payment to compensate us for claims processing and other administrative expenses. The maximum Administrative Expense Charge is $250.

The Rider charge has two components.  The first component is an interest rate discount. The interest rate discount compensates us for acceleration of the payment of the Base Policy Specified Amount.   It adjusts the Base Policy Specified Amount to its present value.  We show the interest rate discount on the Rider data page.

The interest rate used for the interest rate discount will never be greater than 15%.  When we calculate the interest rate, we will use the greater of: (1) the current yield on 90-day treasury bills; or (2) the maximum statutory adjustable loan interest rate which is the greater of the Moody's Corporate Bond Yield – Monthly Average Corporates or the Guaranteed Cash Surrender Value Interest Rate plus 1%.   In the event that Moody's Corporate Bond Yield- Monthly Average Corporates is no longer published, we will use a substantially similar average, established by your state's insurance Commissioner.

The risk charge component of the Rider charge reflects the premature payment of a portion of the policy's Death Benefit, cost of insurance and other policy charges that would have been due during the 12-month period following the Rider effective date for coverage corresponding to the accelerated death benefit payment. The risk charge also covers the risk that the Insured might live longer than a 12-month period.  The risk charge is equal to the Unadjusted Accelerated Death Benefit Payment times the risk charge percentage shown on the Rider data page. The maximum risk charge percentage is 5%. Nationwide may earn a profit from the charges associated with this Rider.

Calculation of the Accelerated Death Benefit.  When you make a claim for acceleration of the Death Benefit, you must elect a percentage of the Base Policy Specified Amount you wish to receive. This elected percentage of the Base Policy Specified Amount is referred to as the Accelerated Death Benefit Rider Percentage, or Rider Percentage. The net amount of the accelerated Death Benefit is determined by taking the product of the Rider Percentage and Base Policy Specified Amount and then subtracting: (1) the Rider charge; (2) Administrative Expense Charge; and (3) the product of the Rider Percentage and the sum of all outstanding policy loans.

The benefit is calculated in accordance with the formula below:

ADB = [RP (SA)] – [RC + (RP x OPL) + UP + AEC]

Where:

ADB = accelerated Death Benefit

RP = Rider Percentage

SA = Base Policy Specified Amount at the time the benefit is calculated

RC = Rider charge

OPL = outstanding policy loans on the date the benefit is calculated

UP = any unpaid Premium which is the amount of any Premium that might be due or payable if your policy is in a Grace Period on the date the benefit is calculated

AEC = Administrative Expense Charge

Example of How the Accelerated Death Benefit Is Calculated.

Assume the Base Policy Specified Amount is $100,000 and the Rider Percentage of the Specified Amount is 50%.  Also assume that there are aggregate outstanding policy loans in the amount of $10,000 and there is unpaid Premium of $500.  The charges in this example are: (1) $3,500 aggregate for the Rider charge; and (2) $250 for the Administrative Expense Charge.

Using the above assumptions, here is how the accelerated Death Benefit would be calculated.

ADB = [50% x $100,000)] – [$3,500 + (50% x $10,000) + $500 + $250]

ADB = [$50,000] – [$3,500 + $5,000 + $500 + $250]

ADB = [$50,000] – [$9,250]

ADB = $40,750

Eligibility and Conditions for Payment.  The following eligibility and conditions apply for payment under the Rider.

•	The Rider only applies to the single Insured under the base policy. The accelerated Death Benefit coverage does not apply to any insurance elected via Rider under the policy.

•	We must receive your application for benefits under the Rider at our Service Center in a written form that is satisfactory to us.

•
We must receive evidence that is satisfactory to us that the Insured has a terminal illness resulting in the Insured having a remaining life expectancy of 12 months or less.  Satisfactory evidence includes a certification from a physician licensed in the United States that the Insured has a terminal illness resulting in a remaining life expectancy of 12 months or less.  A certifying physician cannot be the Insured, owner, beneficiary or a relative of any of these parties.  We may also rely on additional expert medical opinions we obtain at our expense and we may choose to rely on these opinions to the exclusion of the certifying physician in making a payment determination.

Accidental Death Benefit Rider

The benefit associated with the Accidental Death Benefit Rider is the payment of a benefit, in addition to the Death Benefit, to the named beneficiary upon the Insured's accidental death.  Accidental death means the Insured died within 90 days of sustaining, and as a result of, bodily injury caused by external, violent, and accidental means from a cause other than a risk not assumed.  Risks not assumed vary by state.  For specific information regarding Rider conditions and risks not assumed in the state where your policy was issued, refer to your Rider form and/or consult with your registered representative or call our Service Center.

Subject to our underwriting approval, you may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 5 and before the policy anniversary on which the Insured reaches Attained Age 65 (while the policy is In Force).  The Rider coverage continues until the Insured reaches Attained Age 70.  This Rider will be effective until the Rider's term expires, until we have paid the benefit, or until you terminate the Rider by written request to our Service Center.

Accidental Death Benefit Rider Charge. If you elect this Rider, we will deduct a monthly Accidental Death Benefit Rider Charge to compensate us for providing coverage in the event of the Insured's accidental death.  The Rider charge is the product of the Rider's Specified Amount and the accidental death benefit cost of insurance rate.  We base the accidental death benefit cost of insurance rate on our expectations as to the likelihood of the Insured's accidental death.  The accidental death benefit cost of insurance rate will vary by the Insured's Attained Age and any Substandard Ratings.

The Accidental Death Benefit Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. Because we deduct the Rider charge from the

Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.   The maximum charge for this Rider is $0.75 per $1,000 of Rider Specified Amount and the minimum charge is $0.05 per $1,000 of Rider Specified Amount.

Premium Waiver Rider

Subject to our underwriting approval, you may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (while the policy is In Force).  You may not purchase both this Rider and the Waiver of Monthly Deductions Rider.

The benefit associated with the Premium Waiver Rider is a monthly credit to the policy upon the Insured's total disability for six consecutive months not caused by a risk not assumed.  Risks not assumed vary by state.  For specific information regarding Rider conditions and risks not assumed in the state where your policy was issued, refer to your Rider form and/or consult with your registered representative or call our Service Center.

The amount credited to the policy is the lesser of:

•	the Premium you specified; or

•	the average actual monthly Premiums you paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).

The monthly credit applied pursuant to the Rider may not be sufficient to keep your policy from Lapsing.

Purchasing this Rider could help preserve the Death Benefit.

If the Insured is younger than Attained Age 63 at the time of the total disability, the Rider coverage continues until the Insured reaches Attained Age 65.  If the Insured is Attained Age 63 or older at the time of the total disability, the Rider coverage continues for two years.  This Rider is effective until the Rider's term expires (unless we are paying a benefit under the Rider) or until you terminate the Rider by written request to our Service Center.

Premium Waiver Rider Charge.  If you elect this Rider, we will begin deducting a monthly Premium Waiver Rider Charge to compensate us for crediting the policy with the amount of scheduled due and payable Premium payments upon the Insured's total disability for six consecutive months.   The Rider charge is the product of the Rider's benefit (the monthly policy credit) and the premium waiver cost rate.  We base the premium waiver cost rate on our expectations as to likelihood of the Insured's total disability for six consecutive months.  The premium waiver rider monthly rates are established at issue and will not change while the Rider remains In Force.  At issue or upon reinstatement, rates will vary by policy based on the Insured's sex, Attained Age, underwriting class, and any Substandard Ratings.

The Premium Waiver Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.   The maximum charge for this Rider is $315 per $1,000 of Premium waiver benefit and the minimum charge is $42 per $1,000 of Premium waiver benefit .

Change of Insured Rider

The benefit associated with the Change of Insured Rider is that you may designate a new Insured, subject to insurability and other conditions.  This Rider is only available in connection with policies issued to corporate entities or in other business contexts where the primary purpose is to provide protection or benefits to employees.  The Rider is not available to individuals outside of these limited business purposes.  The costs and benefits under the policy after the change of Insured will be based on the underwriting classification and characteristics of the new Insured.

The amount of insurance coverage after the date the Insured is changed shall be the total Specified Amount shown on the application to change the Insured provided that (1) the policy continues to qualify as life insurance under the Code and (2) such specified amount equals or exceeds the minimum total Specified Amount shown on the Policy Data Pages.  You may elect this Rider at the time of application or at any time while the policy is In Force.  Coverage on the new Insured will become effective on the change date.  Coverage on the previous Insured will terminate on the day before the change date.  The change date is the first monthly anniversary on or next following the date the change of Insured conditions are met.  The Policy Date will not change.

Change of Insured conditions:

1.	At the time of the change, the new Insured must have the same business relationship to the policy owner as did the previous Insured.

2.	The new Insured may be required to submit evidence of insurability to us.

3.	The new Insured must satisfy our underwriting requirements.

4.	The policy must be In Force and not be in a Grace Period at the time of the change.

5.	The new Insured must have been at least age 18 on the Policy Date.

6.The policy owner must make written application to change the Insured.

The costs and benefits under the policy after the change will be based on the underwriting classification and characteristics of the new Insured.  However, it will have no impact on the policy's Specified Amount.  You may elect this Rider at any time.

Change of Insured Rider Charge.  There is no charge associated with the Change of Insured Rider.

Additional Term Insurance Rider

The benefit associated with the Additional Term Insurance Rider is term life insurance on the Insured, in addition to the Death Benefit, payable to the beneficiary upon the Insured's death.

Subject to our underwriting approval, you may purchase this Rider at any time while the policy is In Force until the Insured reaches Attained Age 85.  If you purchase this Rider after the Policy Date, we will require evidence of insurability.  The Rider benefit amount may vary monthly and is based on the chosen Death Benefit.  You may renew coverage annually until the Insured reaches Attained Age 120, when this Rider's term expires.

Before deciding whether to purchase the Additional Term Insurance Rider it is important for you to know that when you purchase this Rider, the compensation received by your registered representative and his or her firm is less than when compared to purchasing insurance coverage under the base policy.  As a result of this compensation reduction, the charges assessed for the cost of insurance under this Rider will be lower for a significant period of time.  There are instances where the Additional Term Insurance Rider may require lower Premium to maintain the total Death Benefit over the life of the policy or may require increased Premium when compared to not purchasing the Rider at all.

There are also some distinct disadvantages to purchasing the Rider, such as not being able to extend the Maturity Date for coverage under the Rider (resulting in a loss of coverage at maturity).  Another disadvantage is the base policy guaranteed policy continuation provision will only cover the Additional Term Insurance Rider for the first five policy years.  If the base policy provides a Death Benefit Guarantee Period longer than five policy years, this Rider will cease to be covered after the end of the fifth policy year (see “Lapse”).

If you have questions about whether the Rider is appropriate for you, consult your registered representative for more specific information on this Rider and its potential benefits.  Your registered representative can answer your questions and provide you with illustrations demonstrating the impact of purchasing coverage under the Rider.

Additional Term Insurance Rider Charge.  If you elect this Rider, we will deduct a monthly Additional Term Insurance Rider Charge to compensate us for providing term life insurance on the Insured.  The monthly cost of insurance charge for this Rider is determined by multiplying the Rider monthly cost of insurance rate by the Rider death benefit.  The Rider death benefit will be equal to the difference between the total Death Benefit and the base policy death benefit.  We base the Additional Term Insurance Rider cost of insurance rate on our expectation as to the Insured's mortality.  The Additional Term Insurance Rider cost of insurance rate will vary by the Insured's sex, Attained Age, underwriting class, any Substandard Ratings, and the Total Specified Amount.

The Additional Term Insurance Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on the Cash Value.   The maximum charge for this Rider is $83.34 per $1,000 of Rider Death Benefit and the minimum charge is $0.01 per $1,000 of Rider Death Benefit.

Waiver of Monthly Deductions Rider

Subject to our underwriting approval, you may purchase this Rider at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (as long as the policy is In Force).  You may not purchase both this Rider and the Premium Waiver Rider.

The benefit associated with the Waiver of Monthly Deductions Rider is a benefit (in the form of a credit or expense waiver) to assist the policy owner with policy expenses upon the Insured's disability for six consecutive months not caused by a risk not assumed.  Risks not assumed vary by state.  For specific information regarding Rider conditions and risks not assumed in the state where your policy was issued, refer to your Rider form and/or  consult with your registered representative or call our Service Center.

The benefit takes the form of a waiver of the policy's monthly charges.

Note: This Rider's benefit alone may not be sufficient to keep your policy from Lapsing.  Therefore, you may need to make additional Premium payments to prevent Lapse even while the Rider's benefit is being paid.  However, while the Rider's benefit is being paid, it will cost you less on a monthly basis to keep the policy In Force.

How long the benefit lasts depends on the Insured's Attained Age at the beginning of the total disability.  If the Insured's total disability begins before the Insured reaches Attained Age 60, the benefit continues for as long as the Insured is totally disabled (even if that disability extends past when the Insured reaches Attained Age 65) or until you invoke the Overloan Lapse Protection Rider.  If the Insured's total disability begins when the Insured is between the Attained Ages of 60 and 63, the benefit continues until the Insured reaches Attained Age 65.  If the Insured's total disability begins after the Insured reaches Attained Age 63, the benefit continues for two years.

Waiver of Monthly Deductions Rider Charge.  If you elect this Rider, we will deduct a monthly Waiver of Monthly Deductions Rider Charge to compensate us for waiving the policy's monthly charges upon the Insured's total disability for six consecutive months.  The Rider charge is the product of the monthly policy charges (excluding the cost for this Rider) and the deduction waiver cost rate.  We base the waiver of monthly deductions cost rate on our expectations as to the likelihood of the Insured's total disability for six consecutive months.  The deduction waiver cost rate varies by the Insured's Attained Age and any Substandard Ratings.

The Waiver of Monthly Deductions Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and Long-Term Fixed Account allocations. Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.   The maximum charge for this Rider is $855 per $1,000 of Waiver of Monthly Deduction benefit and the minimum charge is $85 per $1,000 of Waiver of Monthly Deduction benefit .

Policy Owner Services

Dollar Cost Averaging

You may elect to participate in the dollar cost averaging program at the time of application or at a later date by submitting an election form to our Service Center.  An election to participate in the program that is submitted after application will be effective at the end of the Valuation Period coinciding with the date you request, or if that date has passed or no date is specified, then at the end of the Valuation Period during which we receive your request.  There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events.  We will continue to process dollar cost averaging transfers until there is no more value left in originating investment option(s) or until you instruct us to terminate your participation in the service.

Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time.  Policy owners may direct us to automatically transfer specific amounts from the Fixed Account and the:

Ivy Funds Variable Insurance Portfolios
•	Money Market

to any other Sub-Account.    These funds may or may not be available depending on when you purchased this policy (see "Appendix A: Sub-Account Information").  Transfers from the Fixed Account must be no more than 1/30th of the Fixed Account value at the time you elect to participate in the program.

We do not assure the success of these strategies and we cannot guarantee that dollar cost averaging will result in a profit or protect against a loss.  You should carefully consider your financial ability to continue these programs over a long enough period of time to purchase Accumulation Units when their value is low, as well as when their value is high.  We may modify, suspend, or discontinue these programs at any time.  We will notify you in writing 30 days before we do so.

Enhanced Dollar Cost Averaging. Periodically, we may offer enhanced dollar cost averaging programs.  When offered, these programs will be available only at the time of application.  All or a portion of the initial Premium may be applied to a program.  Subsequent Premium is not eligible for inclusion in the program.  Under an enhanced dollar cost averaging program, the interest rate credited to the initial Premium allocated to the Fixed Account will be greater than the interest rate credited to standard Fixed Account allocations.  Enhanced dollar cost averaging programs will last for one year and Cash Value attributable to the enhanced dollar cost averaging program will be transferred from the

Fixed Account to the selected Sub-Account(s) based on the following schedule:

Beginning of Month	Fraction of Cash Value Transferred
2	1/11
3	1/10
4	1/9
5	1/8
6	1/7
7	1/6
8	1/5
9	1/4
10	1/3
11	1/2
12	Remaining Amount

Asset Rebalancing

You may elect to participate in an asset rebalancing program.  Asset rebalancing involves the automatic rebalancing of the Cash Value in your chosen Sub-Accounts (up to 20) on a periodic basis.  Cash Value in the Long-Term Fixed Account is not eligible for asset rebalancing and assets may not be rebalanced into the Long-Term Fixed Account.  You can schedule asset rebalancing to occur every three, six, or 12 months on days when we price Accumulation Units.  There is no charge for asset rebalancing and it does not count as a transfer event.

You may elect to participate in an asset rebalancing program at the time of application or at a later date by submitting an election form to our Service Center.  Unless you elect otherwise, asset rebalancing will not affect the allocation of Premiums you pay after beginning the program.  Manual transfers will not automatically terminate the program.  Termination of asset rebalancing will only occur as a result of your specific instruction to do so.  We reserve the right to modify, suspend, or discontinue asset rebalancing at any time.

Automated Income Monitor

Automated Income Monitor is an optional systematic partial surrender and/or policy loan program that may be elected at any time, at no additional cost.  This program is only available to policies that are not modified endowment contracts .

Automated Income Monitor programs are intended for policy owners who wish to take an income stream of scheduled payments from the Cash Value of their policy.  The income stream is generated via partial surrenders until the policy cost basis is depleted, then through policy loans.  Taking partial surrenders and/or policy loans may result in adverse tax consequences, will reduce policy values and therefore limit the ability to accumulate Cash Value, and may increase the likelihood your policy will Lapse.  Before requesting the Automated Income Monitor program, please consult with your financial and tax advisors.

You can obtain an Automated Income Monitor election form by contacting your registered representative or our Service Center.  At the time of application for a program, we will provide you with an illustration of the proposed income stream and impacts to the Cash Value, Cash Surrender Value, and Death Benefit.  You must submit this illustration along with your application.  Programs will commence at the beginning of the next monthly anniversary after we receive your election form and illustration. On each policy anniversary thereafter we will provide an updated In Force illustration to assist you in determining whether to continue, modify, or discontinue an elected program based on your goals.  You may request modification or termination of a program at any time by written request to our Service Center.

Your program will be based on your policy's Cash Surrender Value at the time of election and each succeeding policy anniversary, and on the following elections:

1.      Payment type:

a.
Fixed Amount:  If you elect payments of a fixed amount, the amount you receive will not vary with policy Investment Experience; however, the length of time the elected payment amount can be sustained will vary based on the illustration assumptions below and your policy's Investment Experience; or

b.
Fixed Duration:  If you elect payments for a fixed duration, the amount you receive during the first year will be based on the illustration assumptions below.  After the first year, the amount will vary based on the illustration assumptions below and policy Investment Experience to maintain the elected duration.

2.      Illustration assumptions:

a.	an assumed variable rate of return you specify from the available options stated in the election form;

b.
minimum Cash Surrender Value you target to have remaining on your policy's Maturity Date, or other date you specify.  This dollar amount is used to calculate available income.  It is not guaranteed to be the Cash Surrender Value on the specified date;

c.
you may also request a change of Death Benefit option from Death Benefit Option 2 to Death Benefit Option 1, or a decrease in Specified Amount to be effective in conjunction with commencing a program or to occur at a future date; and

d.	payment frequency: monthly; quarterly; semi-annually; or annually. Payments on a monthly basis are made by direct deposit (electronic funds transfer) only.

Generally, higher variable rate of return assumptions, a lower target Cash Surrender Value, and Death Benefit Option 1, will result in larger projected payments or longer projected durations.  However, larger payments or longer duration may increase the likelihood your policy will Lapse.

You are responsible for monitoring your policy to prevent Lapse.  We will provide annual In Force illustrations based on your then current Cash Surrender Value and your elected illustration assumptions to assist you in planning and preventing Lapse.  You may request modification or termination of a program at any time by written request to our Service Center.

Automated Income Monitor programs are subject to the following additional conditions:

1.	To prevent adverse tax consequences, you authorize us to make scheduled payments via policy loan when:

a.	your policy's cost basis is reduced to zero;

b.	a partial surrender within the first 15 policy years would be a taxable event;

c.	or to prevent your policy from becoming a MEC ( see "Taxes").

Note:  Partial surrenders and policy loans taken under the Automated Income Monitor program are subject to the same terms and conditions as other partial surrenders and policy loans (see "Partial Surrenders" and "Policy Loans").

2.	While a program is in effect, no Premium payment reminder notices will be sent; however, Premium payments will be accepted.

3.	Programs will terminate on the earliest of the following:

a.	our receipt at our Service Center of your written request to terminate participation;

b.	at the time your policy enters a Grace Period or terminates for any reason;

c.	at the time of a requested partial surrender or policy loan outside the program;

d.	upon a change of policy owner;

e.	one of the following Riders is invoked or begins providing benefits: the Overloan Lapse Protection Rider; or the Long-Term Care Rider;

f.	for income based on a fixed duration, the end of the period you specify at the time of election;

g.	on any policy anniversary when your then current Cash Surrender Value is less than or equal to the target Cash Surrender Value assumption you specify;

h.	at any time the scheduled partial surrender or policy loan would cause your policy to fail to qualify as life insurance under Section 7702 of the Code, as amended; or

                   i.   your policy's Maturity Date.

We will notify you upon termination of your Automated Income Monitor program due to one of the above events.  In addition, we may modify, suspend, or discontinue Automated Income Monitor programs at any time.  We will notify you in writing 30 days before we do so.

Policy Loans

After the expiration of the free look period and while the policy is In Force, you may take a loan against the policy's Cash Value.  Loan requests must be submitted in writing to our Service Center.  You may increase your risk of Lapse if you take a policy loan.  There also may be adverse tax consequences.  You should obtain competent tax advice before you decide to take a policy loan.

Loan Amount and Interest Charged

Subject to conditions, you may take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment options less any Surrender Charge.  The minimum loan amount is $200.

We charge interest on the amount of Indebtedness at the maximum guaranteed rate of 3.90% per annum.  The interest will accrue daily and is payable at the end of each policy year, or at the time of a new loan, a loan repayment, the Insured's death, a policy Lapse, or a full surrender.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Collateral and Interest Earned

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the policy loan account.  Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise.  We will only transfer amounts from the Fixed Account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.  Finally, we will only transfer amounts from the Long-Term Fixed Account if your allocations to the Sub-Accounts and the Fixed Account are depleted.

Amounts in the policy loan account will accrue and be credited interest daily at a guaranteed minimum rate of 3.0% per annum in all policy years.

Net Effect of Policy Loans

We will charge interest on the outstanding loan amount and credit interest to the policy loan account at the same time.  In effect, the loan interest charged rate is netted against the interest crediting rate, and this is the amount that you are "charged" for taking the policy loan.  The maximum and current charges shown in the Periodic Charges Other Than Mutual Fund Operating Expenses table do not reflect the interest that is credited to amounts in the loan account.  When the interest charged is netted against the interest credited, the net cost of a policy loan is lower than that which is stated in the table.

The amount transferred to the loan account is part of our general account and will not be affected by the Investment Experience of the Sub-Accounts. The loan account is credited interest at a different rate than either of the fixed investment options.  Even if it is repaid, a policy loan will affect the policy, the Cash Surrender Value, and the Death Benefit.  If your total Indebtedness ever exceeds the policy's Cash Value, your policy may Lapse.

Repayment

You may repay all or part of a policy loan at any time while the policy is In Force during the Insured’s lifetime.  The minimum repayment amount is $50.  If any portion of an outstanding loan balance has been transferred from the Long-Term Fixed Account, loan repayments will first be allocated to the Long-Term Fixed Account.  Once any outstanding loan balance attributable to the Long-Term Fixed Account has been repaid, loan repayment allocations to the Long-Term Fixed Account will not be permitted:

1.
to exceed $500,000 in any 12-month period (determined on a rolling basis considering any loan repayment allocations during the 12 months prior to the Valuation Period during which we receive a loan repayment); and/or

2.	if, at the time the loan repayment is received, it would cause the policy's Cash Value allocated to the Long-Term Fixed Account to exceed $1,000,000.

We may also require that any portion of an outstanding loan transferred from the Fixed Account must be allocated to the Fixed Account.  We will then apply all loan repayments according to the allocation in effect at the time the payment is received, unless you indicate otherwise, and subject to the Long-Term Fixed Account restrictions above.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you indicate otherwise.  Repaying a policy loan will cause the Death Benefit and net Cash Surrender Value to increase accordingly.

Lapse

The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges.  You can avoid Lapsing the policy by paying the amount required by the Guaranteed Policy Continuation Provision, or, if elected, you can invoke the Overloan Lapse Protection Rider to prevent the policy from Lapsing due to Indebtedness.  Before any Lapse, there is a Grace Period during which you can take action to prevent the Lapse.  Subject to certain conditions, you may reinstate a policy that has Lapsed.

Guaranteed Policy Continuation Provision

The policy provides for a guaranteed policy continuation period referred to as the "Death Benefit Guarantee Period" and shown on the Policy Data Pages.  During the Death Benefit Guarantee Period, the policy will not Lapse if at the time a Lapse would otherwise occur, you have paid an amount of Premium, reduced for any Indebtedness, partial surrenders, and/or Returned Premium, equal to or greater than the sum of the Monthly Death Benefit Guarantee Premium in effect for each respective month since your policy was issued.

The Monthly Death Benefit Guarantee Premium required will vary by the Insured's issue age, sex, underwriting class, any Substandard Ratings, the Insured's involvement in certain risky activities, the Specified Amount (including increases), and any Riders elected.

If you make any changes to your policy after it is issued, including any policy loans or partial surrenders, increases or decreases to the Specified Amount, adding or terminating a Rider, and/or changing your Death Benefit option, your Monthly Death Benefit Guarantee Premium may change.  A change will result in reissued Policy Data Pages. Your current Monthly Death Benefit Guarantee Premium will be shown on the most recent version of the Policy Data Pages issued.  Upon request and for no charge, we will determine whether your Premium payments, minus any Indebtedness, partial surrenders, and/or Returned Premiums, are sufficient to keep the Guaranteed Policy Continuation Provision in effect.  For free assistance in determining if your policy meets the requirements of this provision, contact our Service Center.

When the Death Benefit Guarantee Period ends, if the Cash Surrender Value remains insufficient to cover the monthly policy charges, the policy is at risk of Lapsing and a Grace Period will begin.  There is no separate additional charge for the Guaranteed Policy Continuation Provision.

Grace Period

At the beginning of a Grace Period, we will send you a notice that will indicate the amount of Premium you must pay to avoid Lapsing the policy.  This amount is equal to the lesser of three times the current monthly deductions, or the amount of Premium that will bring the Guaranteed Policy Continuation Provision back into effect, if applicable.  If you do not pay the indicated amount within 61 days, the policy and all Riders will Lapse.

The Grace Period will not alter the operation of the policy or the payment of Proceeds.

Reinstatement

You may reinstate a Lapsed policy by:

•
submitting, at any time within three years after the end of the Grace Period (or longer if required by state law) and before the Maturity Date, a written request to our Service Center to reinstate the policy;

•	providing any evidence of insurability that we may require;

•
paying sufficient Premium to keep the policy In Force for three months (or less if required by state law) from the date of reinstatement, or, if the policy is in the guaranteed policy continuation period, paying the lesser of (a) and (b) where:

(a)	is the amount of Premium sufficient to keep the policy In Force for three months from the date of reinstatement; and

(b)	is the amount of Premium sufficient to bring the guaranteed policy continuation provision into effect;

•	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and

•	repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

Subject to satisfactory evidence of insurability, you may also reinstate any Riders.

The effective date of a reinstated policy (including any Riders) will be the monthly anniversary date on or next following the date we approve the application for reinstatement.  If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of:

•	the Cash Value at the end of the Grace Period; or

•	the Surrender Charge corresponding to the policy year in which the policy is reinstated.

We will then add to the Cash Value any Premiums or loan repayments that you made to reinstate the policy.

The Sub-Account allocations that were in effect at the start of the Grace Period will be reinstated, unless you indicate otherwise.

Surrenders

Full Surrender

You may surrender the policy for the Cash Surrender Value at any time while the policy is In Force.  The Cash Surrender Value equals the policy's Cash Value minus any Indebtedness and the Surrender Charge.  A surrender will be effective as of the date we receive the policy and your written surrender request at our Service Center.  We reserve the right to postpone payment of that portion of the Cash Surrender Value attributable to the fixed investment options for up to 6six months.

Policy Restoration after a Full Surrender.  Prior to the Insured's death, we will permit restoration of a surrendered policy pursuant to the established procedures to meet the requirements of state insurance law regarding the replacement of life insurance (i.e., use of the Proceeds from a surrendered policy to purchase a new policy).  Restored policies will be treated as if they were never surrendered for all purposes, including Investment Experience, interest, and deduction of charges (see "Policy Restoration Procedure" in the Statement of Additional Information).

Requests to restore a surrendered policy must meet the following requirements:

•
the request must be in writing and signed by the policy owner (if the surrender was a Code Section1035 exchange to a new policy with a different insurer, the signature of an officer of the replacing insurer is also required);

•	the written request must be received at our Service Center within thirty days of the date the policy was surrendered (periods up to 60 days will be permitted based on the right to examine period applicable to replaced life insurance policies in the state where the policy was issued);

•	the surrender Proceeds must be returned in their entirety; and

•	the Insured must be alive on the date the restoration request is received.

No proof of insurability or additional underwriting will be required for requests to restore a surrendered policy that meet the above requirements .   Policy restoration is not a contractual right of the policy.  It is an administrative procedure based on requirements of state insurance law and the terms are subject to change without notice at any time.

Partial Surrender

You may request a partial surrender of the policy's Cash Surrender Value at any time after the policy has been In Force for one year.  Currently, we do not assess a Partial Surrender Fee (see "Partial Surrender Fee").

We reserve the right to limit the number of partial surrenders to one per policy year.  The minimum amount of any partial surrender request is $200.  In policy years 2-10, the maximum amount of a partial surrender in any given policy year is equal to 10% of the Cash Surrender Value as of the beginning of the policy year.  In policy years 11+, the maximum amount of a partial surrender is equal to the Cash Surrender Value less the greater of $500 or three times the most recent monthly deductions.  Monthly deductions are calculated for each month, beginning on the Policy Date, as follows:

1.      Mortality and Expense Risk Charge; plus

2.      Administrative Charges; plus

3.	the monthly cost of any additional benefits provided by any Riders; plus

4.	the Base Policy Specified Amount Cost of Insurance.

A partial surrender cannot cause the Total Specified Amount to be reduced below the Minimum Specified Amount indicated on the Policy Data Page, and after any partial surrender, the policy must continue to qualify as life insurance under Section 7702 of the Code.  Partial surrenders may be subject to income tax penalties.  They could also cause your policy to become a "modified endowment contract" under the Code, which could change the income tax treatment of any distribution from the policy.

If you take a partial surrender, we will surrender Accumulation Units from the Sub-Accounts proportionally based on the current variable account Cash Value to equal the amount of the partial surrender.  If there are insufficient Accumulation Units available, we will surrender amounts from the Fixed Account.  Only if there is insufficient value in the Sub-Accounts and the Fixed Account will we surrender amounts allocated to the Long-Term Fixed Account.  In addition, the total of all partial surrenders and transfers from the Long-Term Fixed Account within any 12 month period is limited to the greater of:

(1)	$5,000; or

(2)
10% of the Cash Value in the Long-Term Fixed Account determined as of the monthly policy anniversary, coinciding with or last preceding the date twelve months prior to the beginning of the Valuation Period during which we receive your request.  (If your request is received within one month after the first policy anniversary, the Cash Value of the Long-Term Fixed Account on the Policy Date will be used.)

Reduction of the Specified Amount due to a Partial Surrender.  When you take a partial surrender, we will reduce the Specified Amount to keep the Net Amount At Risk the same as before the partial surrender, if necessary.  The policy's charges going forward will be based on the new Specified Amount causing the charges to be lower than they were prior to the partial surrender.

Any reduction of the Specified Amount will be made in the following order: against the most recent increase in the Specified Amount, then against the next most recent increases in the Specified Amount in succession, and finally, against the initial Specified Amount.

The Death Benefit

Calculation of the Death Benefit

We will calculate the Death Benefit and pay it to the beneficiary when we receive (at our Service Center) all information required to process the Death Benefit, including, but not limited to, proof that the Insured has died.  The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide.

While the policy is In Force, the Death Benefit will never be less than the Specified Amount.  The Death Benefit will depend on which Death Benefit option you have chosen and the tax test you have elected, as discussed in greater detail below.  Also, the Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, Indebtedness, and any due and unpaid monthly deductions that accrued during a Grace Period.

Death Benefit Options

There are three Death Benefit options under the policy.  You may choose one.  If you do not choose one of the following Death Benefit options, we will assume that you intended to choose Death Benefit Option 1.  Not all Death Benefit options are available in all states.

The Death Benefit will be the greater of the amount produced by the Death Benefit option in effect on the date of the Insured's death or the Minimum Required Death Benefit.

Death Benefit Option 1.  The Death Benefit will be the Specified Amount on the date of Insured’s death.

Death Benefit Option 2.  The Death Benefit will be the Specified Amount plus the Cash Value on the date of Insured’s death.

Death Benefit Option 3.  The Death Benefit will be the Specified Amount plus the accumulated premium account .   (which consists of all Premium payments, plus interest, minus all partial surrenders on the date of Insured’s death).  The interest rate attributable to the accumulated premium account is referred to as the Death Benefit Option 3 Interest Rate and is stated on the Policy Data Page.  The amount of the accumulated premium account will be no less than zero or and no greater than twice the initial Specified Amount.

The Minimum Required Death Benefit

The policy has a Minimum Required Death Benefit.  The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle.  At the time we issue the policy, you irrevocably elect one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

•	the cash value accumulation test; or

•	the guideline premium/cash value corridor test.

If you do not elect a test, we will assume that you intended to elect the guideline premium/cash value corridor test.  If the cash value accumulation test is elected, the Overloan Lapse Protection Rider is not available.

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage described in the federal tax regulations.  The percentages depend upon the Insured's age, sex, and underwriting classification.  Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value.  These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.

In deciding which test to elect for your policy, you should consider the following:

•
The cash value accumulation test generally allows flexibility to pay more premium, subject to our approval of any increase in the policy's Net Amount At Risk that would result from higher premium payments.  Premium payments under the guideline premium/cash value corridor test are limited by Section 7702 of the Code.

•
Generally, the guideline premium/cash value corridor test produces a higher death benefit in the early years of the policy while the cash value accumulation test produces a higher death benefit in the policy's later years.

•	Monthly cost of insurance charges that vary with the amount of the death benefit may be greater during the years when the elected test produces a higher death benefit.

Consult a qualified tax advisor on all tax matters involving your policy.

Regardless of which test you elect, we will monitor compliance to ensure that the policy meets the statutory definition of life insurance for federal tax purposes.  As a result, the Proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes.  We may refuse additional Premium payments or return Premium payments to you so that the policy continues to meet the Code's definition of life insurance.

Changes in the Death Benefit Option

After the first policy year, you may elect to change the Death Benefit option from either Death Benefit Option 1 to Death Benefit Option 2, or from Death Benefit Option 2 to Death Benefit Option 1.  You may not change to Death Benefit Option 3.  However, you may change from Death Benefit Option 3 to Death Benefit Option 1 or Death Benefit Option 2.  We will permit only one change of Death Benefit option per policy year.  The effective date of a change will be the monthly policy anniversary following the date we approve the change.

For any change in the Death Benefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the policy In Force for at least three months.

Upon effecting a Death Benefit option change, we will adjust the Specified Amount so that the Net Amount At Risk remains the same.  The policy's charges going forward will be based on the adjusted Specified Amount causing the charges to be higher or lower than they were prior to the change.  In addition, if the change is from Death Benefit Option 1 or 3 to Death Benefit Option 2, there will be adjustments to the Underwriting and Distribution Charge and Surrender Charges (see “Appendix C: Surrender Charge Examples” and “Appendix D: Underwriting and Distribution Charge Rates and Examples”).

We will refuse a Death Benefit option change that would reduce the Specified Amount to a level where the Premium you have already paid would exceed any premium limit under the tax tests for life insurance.

Where the policy owner has selected the guideline premium/cash value corridor test, a change in Death Benefit option will not be permitted if it results in the total Premium paid exceeding the maximum premium limitations under Section 7702 of the Code.

Incontestability

We will not contest payment of the Death Benefit based on the initial Specified Amount after the policy has been In Force during the Insured's lifetime for two years from the Policy Date, and, in some states, within two years from a reinstatement date.  For any change in Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for two years from its effective date, and, in some states, within two years from a subsequent reinstatement date.

Suicide

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, and, in some states, within two years of a reinstatement date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders.  Similarly, if the Insured dies by suicide, while sane or insane, within two years from the date we accept an application for an increase in the Specified Amount, and, in some states, within two years from a subsequent reinstatement date, we will pay no more than the Death Benefit associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in Specified Amount that has been In Force for a shorter period.  The suicide period in some states may be less than two years.

Policy Maturity

The Maturity Date of the policy will automatically be extended until the Insured's date of death if the policy is In Force on the Maturity Date, unless you elect otherwise (see  “Extending the Maturity Date”).

If you elect not to extend the Maturity Date, we will pay the Proceeds to you, generally, within seven days after we receive your written request at our Service Center.  The payment will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the fixed investment options.  The Proceeds will equal the policy's Cash Value minus any Indebtedness.  After we pay the Proceeds, the policy is terminated.

The primary purpose of Maturity Date extension is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of your cost basis if the maturity Proceeds are taken (see "Taxes").

Assuming you have no outstanding loans on the Maturity Date and that no partial surrenders or loans are taken after the Maturity Date, the Proceeds after the Maturity Date will equal or exceed the Proceeds at maturity.  However, because the loan interest rate charged may be greater than loan interest credited, if you have an outstanding loan on or after the Maturity Date, Proceeds after the Maturity Date may be less than the Proceeds at maturity.

Extending the Maturity Date

During this Maturity Date extension, you will still be able to request partial surrenders, and, if elected, the Long-Term Care Rider will remain in effect (though you will not be charged for it).  Payment of the Proceeds and the termination of policy benefits will coincide with the policy's extended Maturity Date unless you decide otherwise.  If the policy's Maturity Date is extended:

(1)	no changes to the Specified Amount will be allowed;

(2)	no changes to the Death Benefit option will be allowed;

(3)	no additional Premium payments will be allowed;

(4)	no additional periodic charges will be deducted;

(5)	100% of the policy's Cash Value will be transferred to the Fixed Account; and

(6)
the Specified Amount will be adjusted to what it was when the Insured reached Attained Age 85, but excluding any coverage provided by the Additional Term Insurance Rider, and subject to any partial surrenders (which will affect the Specified Amount of a policy with Death Benefit Option 1) based on the Insured's Attained Age at the time the partial surrender is requested.  While the Insured is between the Attained Ages of 86 and 90, a partial surrender will decrease the Specified Amount proportionately.  If the Insured is Attained Age 91 or older, a partial surrender will reduce the Proceeds by an amount proportionate to the ratio of the partial surrender to the Cash Value.

Notwithstanding the above, if you have invoked the Overloan Lapse Protection Rider the Proceeds may be reduced (see "Overloan Lapse Protection Rider").

The Maturity Date will not be extended when the policy would fail the definition of life insurance under the Code.

Payment of Policy Proceeds

You may elect to receive Proceeds (Death Benefit, maturity Proceeds, or Cash Surrender Value) in a lump sum, or in another form that you may elect at application.  At any time before the Proceeds become payable, you may request to change the payout option by writing to our Service Center.

You may elect one or a combination of options.  To elect more than one payout option, you must apportion at least $2,000 to each option and each payment (made at the specified interval) must be at least $20.  The settlement options below are based on predetermined fixed payments.

If you do not make an election as to the form of the Proceeds, upon the Insured's death, the beneficiary may make the election.  Changing the beneficiary of the policy will revoke the payout option(s) in effect at that time.  Proceeds are neither assignable nor subject to claims of creditors or legal process.  If the beneficiary does not make an election, we will pay the Proceeds in a lump sum.

Normally, we will make a lump sum payment of the Proceeds within seven days after we receive your written request at our Service Center.  However, we will postpone payment of the Proceeds on the days that we are unable to price Accumulation Units (see "Valuation of Accumulation Units").  Proceeds are paid from our general account.  For payout options other than lump sum, we will issue a settlement contract in exchange for the policy.

Please note that for the remainder of "Payment of Policy Proceeds" provision, "you" means the person entitled to the Proceeds.

Life Income with Payments Guaranteed Option

If you elect the Life Income with Payments Guaranteed Option, we retain the Proceeds and make payments to you at specified intervals for a guaranteed period (10, 15, or 20 years) and, if you are still living at the end of the guaranteed period, we will continue making payments to you for the rest of your life.  During the guaranteed period, we will pay interest on the remaining Proceeds at a rate of at least 2.5% per annum, compounded annually.  We will determine annually if we will pay any interest in excess of 2.5%.  The Proceeds can be paid at the beginning of 12-, 6-, 3-, or 1-month intervals.

Since the payments are based on your lifetime, you cannot withdraw any amount you designate to this option once payments begin.  If you die before the guaranteed period has elapsed, we will make the remaining payments to your estate.  If you die after the guaranteed period has elapsed, we will make no further payments.

Joint and Survivor Life Option

If you elect the Joint and Survivor Life Option, we retain the Proceeds and make equal payments to you at specified intervals for the life of the last surviving payee.  The Proceeds can be paid at the beginning of 12-, 6-, 3-, or 1-month intervals.

Since the payments are based on the lifetimes of the payees,  you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon the death of the last surviving payee.  We will make no payments to the last surviving payee's estate.  It is possible that only one payment will be made under this option if both payees die prior to the first payment.

Life Income Option

If you elect the Life Income Option, we will use the Proceeds to purchase an annuity with the payee as annuitant.  The amount payable will be based on our current individual immediate annuity purchase rate on the date of the Insured's death, the Maturity Date, or the date the policy is surrendered, as applicable.  The Proceeds can be paid at the end of 12-, 6-, 3-, or 1-month intervals.

Since the payments are based on your lifetime, you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon your death.  We will make no payments to your estate.  It is possible that only one payment will be made under this option if the payee dies prior to the first payment.

Some or all of the payout options listed may not be available in all states.  Forms of payout other than the three listed above may be requested, but are subject to our approval.  Requests for other forms of payout must be based on fixed payments, no variable payment options are permitted.  The amount of payments and duration of any other payout options will be determined by us.

Taxes

The tax treatment of life insurance policies under the Internal Revenue Code ("Code") is complex and the tax treatment of your policy will depend on your particular circumstances.   Seek competent tax advice regarding the tax treatment of the policy given your situation.  The following discussion provides a general overview of the Code's provisions relating to certain common life insurance policy transactions.  It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax.  Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded.  Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.  These expenditures are called deductions.  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.

Federal Transfer Tax.  In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person's death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift.  Each donor is allowed to exclude an amount per recipient from the value of present interest gifts.  In addition, each donor is allowed a credit against the tax on the first million dollars in lifetime gifts (calculated after taking into account the applicable exclusion amount).  An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse.  Unlike the estate tax, the gift tax is not scheduled to be repealed.

In general, in 2011 and 2012, an estate of less than $5,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability.  After 2012, the size of estates that will not incur an estate tax is set to revert to $1 million.  However, it is possible that new tax legislation will be introduced and passed that may make further changes to the estate tax for 2013 and beyond.  Those changes could include changing the threshold at which an estate would pay a federal estate tax and changing the tax rates applicable to such estates.

Under prior law, which is expected to continue if an estate tax is reimposed after 2012, an unlimited marital deduction is available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT").  The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.  The GSTT is imposed at a flat rate equal to the maximum estate tax rate subject to any applicable exemptions.  As with the estate tax, the GSTT tax has been repealed for 2010; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2013 at a rate of 45%.

State and Local Taxes.  State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.  While these taxes may or may not be substantial in your case, state by state differences of these taxes preclude a useful description of them in this prospectus.

Buying the Policy

Federal Income Tax.  Generally, the Code treats life insurance premiums as a nondeductible expense for income tax purposes.

Federal Transfer Tax.  Generally, the Code treats the payment of premiums on a life insurance policy as a gift when the premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner).  Gifts are not generally included in the recipient's taxable income.  If you (whether or not you are the Insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax.

Investment Gain in the Policy

The income tax treatment of changes in the policy's cash value depends on whether the policy is "life insurance" under the Code.  If the policy meets the definition of life insurance, then the increase in the policy's cash value is not included in your taxable income for federal income tax purposes unless it is distributed to you before the death of the insured.

To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code.  We will monitor the policy's compliance with Code Section 7702, and take whatever steps are necessary to stay in compliance.

Diversification.  In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified.  Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS.  If the failure to diversify is not corrected, the income and gain in the policy would be treated as taxable ordinary income for federal income tax purposes.

We will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, take appropriate action to remain in compliance.

Representatives of the IRS have informally suggested, from time to time, that the number of underlying investment options available or the number of transfer opportunities available under a variable insurance product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying investment options available in a variable insurance product does not exceed 20, the number of  underlying investment options alone would not cause the policy to not qualify for the desired tax treatment.  The IRS has also indicated that exceeding 20 underlying investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment.  The revenue ruling did not indicate the number of underlying investment options, if any, that would cause the policy to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying investment options, transfers between underlying investment options, exchanges of underlying investment options or changes in the investment objectives of underlying investment options such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

Based on the above, the policy should be treated as life insurance for federal income tax purposes.

Periodic Withdrawals, Non-Periodic Withdrawals and Loans

The tax treatment described in this section applies to withdrawals and loans, premiums we accept but then return to meet the Code's definition of life insurance, and amounts used to pay the premium on any rider to the policy.

The income tax treatment of distributions of cash from the policy depends on whether the policy is also a "modified endowment contract" under the Code. Generally, the income tax consequences of owning a life insurance policy that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance policy that is a modified endowment contract.

The policies offered by this prospectus may or may not be issued as modified endowment contracts.  If a policy is issued as a modified endowment contract, it will always be a modified endowment contract; a policy that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the policy, such as payment of additional premiums.  If the policy is not issued as a modified endowment contract, we will monitor it and advise you if the payment of a premium, or other transaction, may cause the policy to become a modified endowment contract.  It is only with your written authorization that we will permit your policy to become a modified endowment policy.  Otherwise, we will reject the requested action or refund any Premium paid in excess of the modified endowment limits.

Depending on your circumstances, the use of the cash value of the policy to pay for the cost of any rider added to the base policy, could be treated as a distribution, and would be subject to the rules described below.  You should seek competent tax advice regarding the tax treatment of the addition of any rider to your policy, based on your individual facts and circumstances.

When the Policy is Life Insurance that is a Modified Endowment Contract.  Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first 7 years exceed the amount that would have been paid if the policy provided for paid up benefits after 7 level annual premiums.  Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

All modified endowment contracts issued to the same owner by the same company during a single calendar year are required to be aggregated and treated as a single policy for purposes of determining the amount that is includible in income when a distribution occurs.

The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments, and other pre-death distributions from modified endowment contracts.  Under these special rules, such transactions are taxable to the extent that at the time of the transaction the cash value of the policy exceeds the 'investment in the contract' (generally, the net Premiums paid for the policy).  In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

When the Policy is Life Insurance that is NOT a Modified Endowment Contract.  If the policy is not issued as a modified endowment contract, we will monitor premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract.

Distributions from life insurance policies that are not modified endowment contracts generally are treated as being first from the investment in the contract, and then from the income in the policy.  Because premium payments are generally nondeductible, distributions not in excess of investment in the contract are generally not includible in income; instead, they reduce the owner's investment in the contract.

However, if a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued that causes a reduction in death benefits may still be fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code.  You should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the policy.

In addition, a loan from a life insurance policy that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the owner's lifetime.  Distributions from policies that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

Surrendering the Policy; Maturity

A full surrender, cancellation of the policy by lapse, or the maturity of the policy on its maturity date may have adverse income tax consequences.  If the amount received (or are deemed received upon maturity) plus total policy indebtedness exceeds the investment in the contract, then the excess generally will be treated as taxable ordinary income, regardless of whether or not the policy is a modified endowment contract.  In certain circumstances, for example when the policy indebtedness is very large, the amount of tax could exceed the amount distributed to you at surrender.

The purpose of the maturity date extension feature is to permit the policy to continue to be treated as life insurance for tax purposes.  Although we believe that the extension provision will cause the policy to continue to be treated as life insurance after the initially scheduled maturity date, that result is not certain due to a lack of specificity in the guidance on the issue.  You should consult with your qualified tax advisor regarding the possible adverse tax consequences that could result from an extension of the scheduled maturity date.

Additional Medicare Tax

The 2010 Health Care Act added Section 1411 to the Code, which imposes an additional tax of  3.8% on certain unearned income of individuals, trusts and estates, for tax years commencing after December 31, 2012.  The additional tax will apply to the lesser of (a) the taxpayer’s net investment income and (b) the excess of the taxpayer’s modified adjusted gross income over a threshold amount (the threshold amount is $250,000 in the case of a joint return or surviving spouse; $125,000 in the case of a married individual filing a separate return; and $200,000 in any other case). "Net investment income" is equal to the sum of (i) gross income from interest, dividends, annuities, royalties, and rents (other than income derived from any trade or business to which the tax does not apply), (ii) other gross income derived from any business to which the tax applies, and (iii) net gain (to the extent taken into account in computing taxable income) attributable to the disposition of property other than property held in a trade or business to which the tax does not apply, less (iv) deductions properly allocable to such income.  Although no official guidance has been provided, it appears that any amounts that are treatable as taxable distributions when they are paid from a life insurance policy would be included in the computation of net investment income.

Sale of a Life Insurance Policy

If a life insurance policy is sold for a gain, all or a portion of the gain will be treated as ordinary income.  In Revenue Ruling 2009-13, the IRS concluded that the amount of gain realized from the sale of a life insurance policy is equal to the amount received (which can include relief from, or assumption of debt) over the owner's basis in the policy.  The portion of the gain that is equal to the excess of the cash surrender value over the investment in the contract would be treated as ordinary income; any additional gain would be short or long-term capital gain, depending on the holding period.  The ruling also concluded that the amount of gain resulting from the sale of a life insurance policy is equal to the excess of the amount received over the owner's basis in the policy (the investment in the contract reduced by the cost of insurance previously paid out of the cash value).  Consequently, a sale may result in more gain than a surrender for the same amount.

Exchanging the Policy for Another Life Insurance Policy

Generally, policy owners will be taxed on amounts received in excess of premium payments when the policy is surrendered in full.  If, however, the policy is exchanged for another life insurance policy, modified endowment contract, or annuity contract, the transaction will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035.  To meet Section 1035 requirements, the Insured named in the policy must be the insured for the new policy.  Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old policy or contract.

If the policy or contract is subject to a policy indebtedness that is discharged as part of the exchange transaction, the discharge of the indebtedness may be taxable.  Policy owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.

Taxation of Death Benefits

Federal Income Tax.  The death benefit is generally excludable from the beneficiary's gross income under Section 101 of the Code.  However, if the policy had been transferred to a new policy owner for valuable consideration (e.g., through a sale of the policy), a portion of the death benefit may be includible in the beneficiary's gross income when it is paid.

The payout option selected by your beneficiary may affect how the payments received by the beneficiary are taxed.  Under the various payout options, the amount payable to the beneficiary may include earnings on the death benefit, which will be taxable as ordinary income.  For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the death benefit.  Your beneficiaries should consult with their tax advisors to determine the tax consequences of electing a payout option, based on their individual circumstances.

Federal Estate Tax.  The death benefit is generally includible in the estate of the insured if either (a) it is paid to, or for the benefit of, the insured’s estate, or (b) at any time during the 3 year period ending with the insured’s death, the insured had an "incident of ownership" in the policy.  The regulations define an incident of ownership as any right of the insured or the estate of the insured to the economic benefits of the policy. Examples include the power to change the beneficiary, to surrender or cancel the policy, to assign the policy, to revoke an assignment, to pledge the policy for a loan, or to obtain from the insurer a loan against the surrender value of the policy.

Special federal income tax considerations for life insurance policies owned by employers.  Sections 101(j) and 6039I of the Code provide special rules regarding the tax treatment of death benefits that are payable under life insurance policies owned by the employer of the insured.  These provisions are generally effective for life insurance policies issued after August 17, 2006.  If a life insurance policy was issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of Section 101(j).  Policies issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.

Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premiums and other payments paid by the policy owner for the policy.  Consequently, under this general rule, the entire death benefit, less the cost to the policy owner, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of premiums for this purpose.

There are two exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  First, if proper notice and consent are given and received, and if the insured was an employee at any time during the 12-month period before the insured's death, then Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the policy is issued, the insured is either a director, a "highly compensated employee" (within the meaning of Section 414(q) of the Code without regard to paragraph (1)(B)(ii) thereof), or a "highly compensated individual" (within the meaning of Section 105(h)(5), except "35%" is substituted for "25%" in paragraph (C) thereof), then Section 101(j) would not apply.

Code Section 6039I requires any policy owner of an employer-owned policy to file an annual return showing (a) the number of employees of the policy owner, (b) the number of such employees insured under employee-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policy owner, and (e) that the policy owner has a valid consent for each insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is the employer's responsibility to (a) provide the proper notice to each insured, (b) obtain the proper consent from each insured, (c) inform each insured in writing that the employer-owner will be the beneficiary of any proceeds payable upon the death of the insured, and (d) file the annual return required by Section 6039I.  If the employer-owner fails to provide the necessary notice and information, or fails to obtain the necessary consent, the death benefit will be taxable when received.  If the employer-owner fails to file a properly completed return under Section 6039I, a penalty may apply.

Federal Transfer (Estate, Gift and Generation Skipping Transfer) Taxes.  When the insured dies, the death benefit will generally be included in the insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within 3 years of death.  An incident of ownership, in general, is any right in the policy that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new beneficiary.

If the beneficiary is two or more generations younger than the insured, the death benefit may be subject to the GSTT.  Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the proceeds and pay them directly to the IRS as the GSTT payment.

If the policy owner is not the insured or a beneficiary, payment of the death benefit to the beneficiary will be treated as a gift to the beneficiary from the policy owner.

Terminal Illness

Certain distributions made under a policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are treated as death proceeds (see "Taxation of Death Benefits").

Special Considerations for Corporations

Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies.  In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.

For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the cash surrender value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

Due to the complexity of these rules, and because they are affected by your facts and circumstances, you should consult with legal and tax counsel and other competent advisors regarding these matters.

Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations.  These cases involved relatively large loans against the policy's cash value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company.  Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid.  Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted.  Corporations should consider, in consultation with tax advisors familiar with these matters, the impact of these decisions on the corporation's intended use of the policy.

Business Uses of the Policy

The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  Therefore, if you are contemplating using the policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

Non-Resident Aliens and Other Persons Who are not Citizens of the United States

Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy.  In addition, foreign law may impose additional taxes on the policy, the death benefit, or other distributions and/or ownership of the policy.

In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.

If you are a non-resident alien, or a resident alien, or if any of your beneficiaries (including your spouse) are not citizens of the United States, you should confer with a competent tax advisor with respect to the tax treatment of this policy.

If you, the insured, the beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States.  The foreign law (including regulations, rulings, treaties with the United States, and case law) may change and impose additional or increased taxes on the policy, payment of the death benefit, or other distributions and/or ownership of the policy.

Withholding and Tax Reporting

Distribution of taxable income from a life insurance policy, including a life insurance policy that is a modified endowment contract, is subject to federal income tax withholding.  Generally, the recipient may elect not to have the withholding taken from the distribution.  We will withhold income tax unless you advise us, in writing, of your request not to withhold.  If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

A distribution of income from a life insurance policy may be subject to mandatory back-up withholding.  Mandatory backup withholding means that we are required to withhold taxes on a distribution, at the rate established by Section 3406 of the Code, and the recipient cannot elect to receive the entire distribution at once.  Mandatory backup withholding may arise if we have not been provided taxpayer identification number, or if the IRS notifies us that back-up withholding is required.

In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

•	the value each year of the life insurance protection provided;

•	an amount equal to any employer-paid Premiums;

•	some or all of the amount by which the current value exceeds the employer's interest in the policy; and/or

•	interest that is deemed to have been forgiven on a loan that we deemed to have been made by the employer.

Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

Taxes and the Value of Your Policy

For federal income tax purposes, a separate account is not a separate entity from the company.  Thus, the tax status of the separate account is not distinct from our status as a life insurance company.  Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units.  As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

At present, we do not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units.  Based upon these expectations, no charge is being made against you Accumulation Units for federal income taxes.  If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for these taxes.

We may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states.  At present, these taxes are not significant.  If they increase, however, charges for such taxes may be made that would decrease the value of your Accumulation Units.

Tax Changes

The foregoing is a general discussion of various tax matters pertaining to life insurance policies. It is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.  You should consult your independent legal, tax and/or financial advisor.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised.  The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies.  For example the "FY 2013, Budget of the United States Government" includes a proposal which, if enacted, would affect the treatment of corporate owned life insurance policies by limiting the availability of certain interest deductions for companies that purchase those policies.  No proposed statutory language has been released yet, so the specifics of the proposal cannot be addressed herein.  Such a proposal, if enacted, could have an adverse tax impact on the ownership of life insurance by or for the benefit of business entities.  It is reasonable to believe that such proposals, and future proposals, may be enacted into law.  The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may differ from its current positions on these matters.  In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively.  There is no way of predicting if, when, or to what extent any such change may take place.  We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

Nationwide Life and Annuity Insurance Company

Nationwide, the depositor, is a stock life insurance company organized under Ohio law in March 1981, with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide is a provider of life insurance, annuities, and retirement products.

Nationwide is a member of the Nationwide group of companies.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies.  The Companies were organized under Ohio law in December 1925 and 1933 respectively.  The Companies engage in a general insurance and reinsurance business, except life insurance.

Nationwide VL Separate Account–G

Organization, Registration, and Operation

Nationwide VL Separate Account-G is a separate account established under Ohio law.  We own the assets in this account and we are obligated to pay all benefits under the policies. We may use the separate account to support other variable life insurance policies that we issue.  The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. For purposes of federal securities laws, the separate account is, and will remain, fully funded at all times. This registration does not involve the SEC's supervision of the separate account's management or investment practices or policies.

The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds.  We buy and sell the mutual fund shares at their respective NAV.  Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account's own Investment Experience and not the investment experience of our other assets.  The separate account's assets are held separately from our other assets and are not part of our general account.  We may not use the separate account's assets to pay any of our liabilities other than those arising from the policies.  We will hold assets in the separate account equal to its liabilities.  The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

We do not guarantee any money you place in this separate account.  The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund.  You could lose some or all of your money.

Addition, Deletion, or Substitution of Mutual Funds

Where permitted by applicable law, we reserve the right to:

•	remove, combine, or add Sub-Accounts and make new Sub-Accounts available;

•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;

•	combine the separate account with other separate accounts, and/or create new separate accounts;

•	deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act or as any other form permitted by law; and

•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.

We reserve the right to make other structural and operational changes affecting this separate account.

We will notify you if we make any of the changes above.  Also, to the extent required by law, we will obtain the required orders, approvals, and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).

Substitution of Securities. Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC. All affected policy owners will be notified in the event there is a substitution, elimination, or combination of shares.

The substitute mutual fund may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future Premium, or both.  We may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion.  The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

Deregistration of the Separate Account. Nationwide may deregister Nationwide VL Separate Account-G under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.

All policy owners will be notified in the event Nationwide deregisters Nationwide VL Separate Account-G.

Voting Rights

Although the separate account owns the mutual fund shares, you are the beneficial owner of those shares.  When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, we will vote the separate account's shares only as you instruct.

When a shareholder vote occurs, you will have the right to instruct us how to vote.  The weight of your vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value you have allocated to that mutual fund's Sub-Account (as of a date set by the mutual fund).  We will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.

Legal Proceedings

Nationwide Life and Annuity Insurance Company

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996.  NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), an affiliated distribution network that markets directly to its customer base.  NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. The Company’s legal and regulatory matters include proceedings specific to the Company and other proceedings generally applicable to business practices in the industries in which the Company operates.  These matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted.  Regulatory proceedings could also affect the outcome of one or more of the Company’s litigation matters.   Furthermore, it is often not possible to determine the ultimate outcomes of the pending regulatory investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory matters is not likely to have a material adverse effect on the Company’s condensed consolidated financial position.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that such outcomes could materially affect the Company’s condensed consolidated financial position or results of operations in a particular quarter or annual period.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the Internal Revenue Service ("IRS"), and state insurance authorities.  Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates.  The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators. The Company will cooperate with Nationwide Mutual Insurance Company (NMIC) insofar as any inquiry, examination or investigation encompasses NMIC's operations.

In October 2012, NLIC and NLAIC entered into a Regulatory Settlement Agreement with the Florida Office of Insurance Regulation and 21 other state Departments of Insurance to resolve a multi-state market conduct exam regarding claim settlement practices.  The Regulatory Settlement Agreement applies prospectively and requires NLIC and NLAIC to adopt and implement additional procedures relating to the use of to the Social Security Death Master File and identifying and locating beneficiaries once deaths are identified.  In October 2012, NLIC and NLAIC also entered into a Global Resolution Agreement to resolve the related unclaimed property audit.

Other jurisdictions may pursue similar investigations, examinations or inquires. The results of these investigations, examinations or inquiries could result in the payment or escheatment of unclaimed death benefits, and/or changes in the Company’s practices and procedures to its claims handling and escheat processes, all of which could impact claim payments and reserves and/or result in payment of investigation costs, fines or penalties.

On November 20, 2007, Nationwide Retirement Solutions, Inc. ("NRS") and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z . On March 12, 2010, NRS and NLIC were named in a Second Amended Class Action Complaint filed in the Circuit Court of Jefferson County, Alabama entitled Steven E. Coker, Sandra H. Turner, David N. Lichtenstein and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc, Alabama State Employees Association, Inc., PEBCO, Inc. and Fictitious Defendants A to Z claiming to represent a class of all participants in the Alabama State Employees Association, Inc. ("ASEA") Plan, excluding members of the Deferred Compensation Committee, ASEA's directors, officers and board members, and PEBCO's directors, officers and board members. On October 22, 2010, the parties to this action executed a court approved stipulation of settlement that agreed to certify a class for settlement purposes only, that provided for payments to the settlement class, and that provided for releases, certain bar orders, and dismissal of the case. The settlement fund has been paid out. On December 6, 2011 the Court entered an Order that NRS owes indemnification to ASEA and PEBCO for only the Coker (Gwin) class action, and dismissed NLIC. The Company has resolved the indemnification claims of ASEA.  On June 19 and 20, 2012, the Court held an evidentiary hearing on the amount of indemnification owed to PEBCO.  The Court has taken the matter under advisement. NRS continues to defend this case vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the U.S. District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company . In the plaintiffs' sixth amended complaint, filed November 18, 2009, they amended the list of named plaintiffs and claim to represent a class of qualified retirement plan trustees under Employee Retirement Income Security Act of 1974 ("ERISA") that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On November 6, 2009, the Court granted the plaintiff's motion for class certification and certified a class of "All trustees of all employee pension benefit plans covered by ERISA which had variable annuity contracts with NFS and NLIC or whose participants had individual variable annuity contracts with NFS and NLIC at any time from January 1, 1996, or the first date NFS and NLIC began receiving payments from mutual funds based on a percentage of assets invested in the funds by NFS and NLIC, whichever came first, to the date of November 6, 2009". On October 21, 2010, the District Court dismissed NFS from the lawsuit. On February 6, 2012, the Second Circuit Court of Appeals vacated the November 6, 2009 order granting class certification and remanded the case back to the District Court for further consideration. The plaintiffs have renewed their motion for class certification. The case is fully briefed. NLIC continues to defend this lawsuit vigorously.

On June 8, 2011, NMIC and NLIC were named in a lawsuit filed in Court of Common Pleas, Cuyahoga County, Ohio entitled Stanley Andrews and Donald Clark, on their behalf and on behalf of the class defined herein v.   Nationwide Mutual Insurance Company and Nationwide Life Insurance Company .  The complaint alleges that NMIC and NLIC have an obligation to review the Social Security Administration Death Master File database for all life insurance policyholders who have at least a 70% probability of being deceased according to actuarial tables.  The complaint further alleges that NMIC and NLIC are not conducting such a review.  The complaint seeks injunctive relief and declaratory judgment requiring NMIC and NLIC to conduct such a review, and alleges NMIC and NLIC have violated the covenant of good faith and fair dealing and have been unjustly enriched by not having conducted such reviews.  The complaint seeks certification as a class action.  Including Andrews, there are four similar class actions in Ohio: two against Western & Southern; one against Cincinnati Life. NMIC and NLIC filed a motion to dismiss.  By order dated January 18, 2012, the State Court issued an order dismissing the lawsuit.  The court issued its opinion on January 23, 2012.  On January 30, 2012, plaintiffs filed their appeal. Plaintiffs filed their appellate brief on April 12, 2012. The Association of Ohio Life Insurance Companies filed an amicus brief in support of NMIC and NLIC's position on May 24, 2012. NMIC and NLIC's filed its brief in opposition on May 25, 2012. Plaintiffs filed their reply brief on June 7, 2012.  Oral argument on plaintiff’s appeal was held on October 1, 2012.  NMIC and NLIC continue to defend their lawsuit vigorously.

Waddell & Reed, Inc.

Waddell & Reed, Inc. is a party to legal proceedings incident to its normal business operations.  While there can be no assurances, none of the currently pending legal proceedings are anticipated to have a materially adverse effect on the ability of Waddell & Reed, Inc. to perform the services as distributor of the contracts.

Financial Statements

The Statement of Additional Information ("SAI") contains the financial statements of Nationwide VL Separate Account-G and the consolidated financial statements of Nationwide Life and Annuity Insurance Company.  You may obtain a copy of the SAI free of charge by contacting our Service Center.  You should consider the consolidated financial statements of the company only as bearing on our ability to meet the obligations under the policy.  You should not consider the consolidated financial statements of the company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information

Below is a list of the available Sub-Accounts and information about the corresponding underlying mutual funds in which they invest.  The underlying mutual funds in which the Sub-Accounts invest are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

Designations Key:
STTF:           The underlying mutual fund corresponding to this Sub-Account assesses (or reserves the right to assess) a short-term trading fee (see "Short-Term Trading Fees" earlier in the prospectus).
FF:           The underlying mutual fund corresponding to this Sub-Account primarily invests in other mutual funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors in this Sub-Account may incur higher charges than if the assets were invested in an underlying mutual fund that does not invest in other mutual funds.  Please refer to the prospectus for this underlying mutual fund for more information.

Ivy Funds Variable Insurance Portfolios - Asset Strategy
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks high total return over the long term.

Ivy Funds Variable Insurance Portfolios - Balanced
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks current income with a secondary goal of long-term capital appreciation.

Ivy Funds Variable Insurance Portfolios - Bond
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks reasonable return with emphasis on preservation of capital.

Ivy Funds Variable Insurance Portfolios - Core Equity
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks capital growth.

Ivy Funds Variable Insurance Portfolios - Dividend Opportunities
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide total return.

Ivy Funds Variable Insurance Portfolios - Energy
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide long-term capital appreciation.

Ivy Funds Variable Insurance Portfolios - Global Bond
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of current income and capital growth (when consistent with a high level of current income).

Ivy Funds Variable Insurance Portfolios Inc. - Global Natural Resources
Investment Advisor:	Waddell & Reed Investment Management Company
Sub-advisor:	Mackenzie Financial Corporation
Investment Objective:	Seeks long-term growth.

Ivy Funds Variable Insurance Portfolios - Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks capital growth with a secondary objective of current income.

Ivy Funds Variable Insurance Portfolios - High Income
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of current income and capital when consistent with its primary objective as a secondary objective.

Ivy Funds Variable Insurance Portfolios - International Core Equity
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks long-term capital growth.

Ivy Funds Variable Insurance Portfolios - International Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks long-term capital appreciation and a secondary goal of current income.

Ivy Funds Variable Insurance Portfolios - Limited-Term Bond
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide a high level of current income consistent with preservation of capital.

Ivy Funds Variable Insurance Portfolios - Micro Cap Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Sub-advisor:	Wall Street Associates LLC
Investment Objective:	Seeks long-term capital appreciation.

Ivy Funds Variable Insurance Portfolios - Mid Cap Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks to provide growth of investment.

Ivy Funds Variable Insurance Portfolios - Money Market
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks maximum current income consistent with stability of principal.

Ivy Funds Variable Insurance Portfolios - Pathfinder Aggressive
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks maximum growth of capital consistent with a more aggressive level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Conservative
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of total return consistent with a conservative level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderate
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks a high level of total return consistent with a moderate level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Aggressive
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Conservative
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Real Estate Securities
Investment Advisor:	Waddell & Reed Investment Management Company
Sub-advisor:	Advantus Capital Management, Inc.
Investment Objective:	Total return through a combination of capital appreciation and current income.

Ivy Funds Variable Insurance Portfolios - Science and Technology
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital growth.

Ivy Funds Variable Insurance Portfolios - Small Cap Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Capital growth.

Ivy Funds Variable Insurance Portfolios - Small Cap Value
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term accumulation of capital.

Ivy Funds Variable Insurance Portfolios - Value
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Long-term capital appreciation.

Appendix B: Definitions
Accelerated Death Benefit Payment – The actual benefit amount you will receive under the Accelerated Death Benefit Rider if the Eligibility and Conditions for Payment section is satisfied.  The benefit amount you receive is reduced for risk deductions and adjustments for premature payment of the Base Policy Specified Amount.

Accumulation Unit – The measure of your investment in, or share of, a Sub-Account. Initially, we set the Accumulation Unit value at $10 for each Sub-Account.
Attained Age – A person's age based on their birthday nearest the Policy Date plus the number of full years since the Policy Date.  If the last birthday was more than 182 days prior to the Policy Date, their nearest birthday will be their next birthday. The Insured's issue age is shown in the Policy Data Pages.

Base Policy Specified Amount – The amount of Death Benefit coverage under the policy on the Policy Date, excluding any Rider Specified Amount.  Subsequent to the Policy Date, the Death Benefit coverage will equal or exceed this amount unless you request a decrease in the Base Policy Specified Amount or take a partial surrender.

Cash Surrender Value – The Cash Value minus Indebtedness and any surrender charge.
Cash Value – The total of the Sub-Accounts you have chosen, which will vary with Investment Experience, and the policy loan account and fixed investment options, to which interest will be credited daily.  We will deduct partial surrenders and the policy's periodic charges from the Cash Value.

Code – The Internal Revenue Code of 1986, as amended.
Death Benefit – The amount we pay upon the Insured's death, before the deduction of of any Indebtedness or charges.
Fixed Account – An investment option that is funded by Nationwide's general account.
Grace Period – A 61-day period after which the Policy will Lapse if you do not make a sufficient payment.
In Force – Any time during which benefits are payable under the policy and any elected Rider(s).
Indebtedness – The total amount of all outstanding policy loans, including principal and interest due.
Insured – The person whose life we insure under the policy, and whose death triggers payment of the Death Benefit.
Investment Experience – The market performance of a Sub-Account.
Lapse – The policy terminates without value.
Long-Term Care Specified Amount – The maximum accumulation of benefits available under the Long-Term Care Rider. This amount must be at least 10% of the Base Policy Specified Amount, plus Additional Term Insurance Rider coverage, and no more than 100% of the Base Policy Specified Amount, plus Additional Term Insurance Rider coverage. You elect this amount at the time the Rider is issued.

Long-Term Fixed Account – An investment option that is funded by Nationwide's general account.
Maturity Date – The policy anniversary on which the Insured reaches Attained Age 120.
Minimum Required Death Benefit – The lowest Death Benefit that will qualify the policy as life insurance under the Code.
Net Amount At Risk – The policy's base Death Benefit minus the policy's Cash Value.

Net Asset Value (NAV) – The price of each share of a mutual fund in which a Sub-Account invests.  It is calculated by subtracting the mutual fund's liabilities from its total assets, and dividing that figure by the number of shares outstanding.  We use NAV to calculate the value of Accumulation Units.  NAV does not reflect deductions we make for charges we take from Sub-Accounts.

Net Premium – Premium after transaction charges, but before any allocation to an investment option.
Policy Data Page(s) – The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the owner, the beneficiary, and the Insured.
Policy Date – The date the policy takes effect as shown on the Policy Data Page. Policy years, months and anniversaries are measured from this date.
Policy Proceeds or Proceeds – Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or you choose to surrender the policy adjusted to account for any unpaid charges or policy loans and Rider benefits.

Premium – The amount of money you pay to begin and continue the policy.
Premium Load – The aggregate of the sales load and premium tax charges.
Premium Waiver Benefit – The benefit received under the Premium Waiver Rider. The benefit takes the form of a monthly credit to the policy upon the Insured's total disability for six consecutive months not caused by a risk not assumed. The amount credited to the policy is the lesser of the Premium you specified or the average actual monthly Premiums you paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).

Returned Premium – Any return of Premium due to Code Section 7702 or 7702A.
Rider – An optional benefit you may purchase under the policy. Rider availability and Rider terms may vary depending on the state in which the policy was issued.
Rider Specified Amount – The portion of the Total Specified Amount attributable to the Rider.
SEC – The Securities and Exchange Commission.
Service Center – The department of Nationwide responsible for receiving all service and transaction requests relating to the policy.  For service and transaction requests submitted other than by telephone (including fax requests), the Service Center is our mail and document processing facility.  For service and transaction requests communicated by telephone, the Service Center is our operations processing facility.  Information on how to contact the Service Center is in the "Contacting the Service Center" provision.

Specified Amount – The dollar or face amount of insurance coverage the owner selects.
Sub-Accounts – The mechanism we use to account for your allocations of Net Premium and Cash Value among the policy's variable investment options.
Substandard Rating – An underwriting classification based on medical and/or non-medical factors used to determine what to charge for life insurance based on characteristics of the Insured beyond traditional factors for standard risks, which include age, sex, and smoking habits of the Insured.  Substandard Ratings are shown in the Policy Data Pages as rate class multiples (medical factors) and/or monthly flat extras (medical and/or non-medical factors).  The higher the rate class multiple or monthly flat extra, the greater the risk assessed and the higher cost of coverage.

Total Specified Amount – The sum of the Base Policy Specified Amount and the Rider Specified Amount.
Us, we, our, or Nationwide – Nationwide Life and Annuity Insurance Company.

Unadjusted Accelerated Death Benefit Payment – An amount equal to the percentage of the Base Policy Specified Amount you elect multiplied by the Base Policy Specified Amount, when you request payment under the Accelerated Death Benefit Rider.  You do not receive the unadjusted amount because it does not include risk charges and adjustments we make due to the premature payment of the Base Policy Specified Amount being made.

Valuation Period – The period during which we determine the change in the value of the Sub-Accounts.  One Valuation Period ends and another begins with the close of trading on the New York Stock Exchange.

You, your or the policy owner or Owner – The person or entity named as the owner on the application, or the person or entity assigned ownership rights.

Appendix C: Surrender Charge Examples

The information in the tables on this page is used to calculate the surrender charge for your policy based on the Specified Amount of your policy and your individual characteristics. The tables below are samples of the full tables provided in the Statement of Additional Information to this prospectus which is available on request.  The formula we use to calculate surrender charges is:

The maximum surrender charge ("SC") equals the lesser of (a) or (b), multiplied by (p); plus (c) multiplied by (d).  To calculate the actual surrender charge based on surrender in a particular policy year, multiply by (e) where:

(a)	= the Specified Amount multiplied by the rate indicated on the chart "Surrender Target Factor" below divided by 1,000; and

(b)	= Premiums paid by the policy owner during the first policy year;

(p)	= the surrender charge percentage in the range 21% - 85% which varies by issue age, sex, Total Specified Amount, and Death Benefit option, from the "Surrender Charge Percentage" chart below;

(c)	= the Specified Amount divided by 1,000;

(d)	= the applicable rate from the "Administrative Target Factor" chart below;

(e)	= the applicable percentage from the "Reduction of Surrender Charges" table in the "Surrender Charges" section of this prospectus.

Surrender Target Factor used in (a) of the formula above

Issue Age	Male	Female
2	2.039	1.637
35	8.963	7.542
36	9.419	7.919
68	54.143	41.998

Surrender Charge Percentage (p) in the formula above1

Death Benefit Options 1 and 3
Issue Age	Band 2		Band 3		Band 4		Band 5
	M	F	M	F	M	F	M	F
2	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
35	0.70171	0.66447	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.71264	0.67733	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.74832	0.85000	0.80968	0.85000	0.82809	0.85000	0.83821	0.85000
Death Benefit Option 2
Issue Age	Band 2	Band 3			Band 4		Band 5
	M	F	M	F	M	F	M	F
2	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
35	0.62258	0.57042	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.63828	0.58887	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.72994	0.85000	0.79130	0.85000	0.80971	0.85000	0.81984	0.85000

Administrative Target Factor (d) in the formula above1

Issue Age	Band 2	Band 3	Band 4	Band 5
2	6.00	4.00	4.00	4.00
35	7.50	4.50	4.50	4.50
36	7.50	4.55	4.55	4.55
68	7.80	5.45	5.45	5.45

1"Bands" in the tables correspond to particular ranges of Total Specified Amount.  If there are increases, they are added to the Total Specified Amount to determine the applicable Band:

Band 2 = Total Specified Amounts equal to or greater than $100,000 and less than $250,000.

Band 3 = Total Specified Amounts equal to or greater than $250,000 and less than $500,000.

Band 4 = Total Specified Amounts equal to or greater than $500,000 and less than $1,000,000.

Band 5 = Total Specified Amounts equal to or greater than $1,000,000.

The examples that follow are based on characteristics of the Insured used to calculate the maximum, minimum, and representative surrender charges shown in the "Transaction Fees" portion of the "In Summary:  Fee Tables" section of the prospectus.  They are based on the formula and example tables above.

The maximum Surrender Charge calculation assumes: the Insured is a male; issue age 68; the Specified Amount is $1,000,000 (Band 5); premiums paid in the first year are $100,000; Death Benefit Option 1 or 3; and a full surrender is taken during either of the first two policy years.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)

(a) = ($1,000,000 / 1,000) x 54.143 = $54,143.00	(c) = $1,000,000 / 1000 = $1000
(b) = $100,000	(d) = 5.45
(p) = 0.83821	(e) = 100%

(a) is less than (b), so:

SC = [$54,143.00 x (0.83821) + $1,000 x 5.45] x 100%

     = [$45,383.20 + $5,450] x 100%

     = $50,833.20 which corresponds to $50.84 per $1,000 of Specified Amount ($50,833.20 / $1000).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 50+, = 80.0%

SC = $50,833.20 x 80.0% = $40,666.56 which corresponds to $40.67 per $1,000 of Specified Amount ($40,666.56 / $1000).

The minimum Surrender Charge calculation assumes: the Insured is a female; issue age 2; non-tobacco; the Specified Amount is $10,000,000 (Band 5); minimum required premiums paid in the first year of $2,261.10; Death Benefit Option 1; and a full surrender is taken during the 10th  policy year.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)

(a) = ($10,000,000 / 1,000) x 1.637 = $16,370.00	(c) = $10,000,000 / 1000 = $10,000
(b) = $2,261.10	(d) = 4..00
(p) = 0.85	(e) = 8.30%

(b) is less than (a), so:

SC = [$2,261.10 x (0.85) + $10,000 x 4] x 8.30%

     = [$1,921.94 + $40,000] x 8.30%

     = $41,921.94 x 8.30%

     = $3,479.52 which corresponds to $0.35 per $1,000 of Specified Amount ($3,479.52/$10,000).

The representative surrender charge calculation assumes:  the Insured is a male; issue age 35; the Specified Amount is $500,000 (Band 4); premiums paid in the first year are $7,000; Death Benefit Option 1; and a complete surrender of the policy in any of the first four policy years.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)

(a) = ($500,000 / 1,000) x 8.963 = $4,481.50	(c) = $500,000 / 1000 = $500
(b) = $7,000	(d) = 4.50
(p) = 0.8500	(e) = 100%

(a) is less than (b), so:

SC = [$4,481.50 x (0.8500) + $500 x 4.50] x 100%

     = [$3,809.28 + $2,250] x 100%

     = $6,059.28 which corresponds to $12.12 per $1,000 of Specified Amount ($6,059.28 / $500).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 0-49, = 95.0%

SC = $6,059.28 x 95% = $5,756.31 which corresponds to $11.52 per $1,000 of Specified Amount ($5,756.31 / $500).

The following example shows the impact of a Specified Amount increase prior to a complete surrender of the policy.  The Surrender Charge is calculated separately for the initial Specified Amount and each increase.  For this example, assume: the Insured is a male; issue age 35; the Specified Amount is $100,000 (Band 2); Death Benefit Option 2; premiums paid in the first year are $1,000; the Policy Date is January 1, 2009; and the policy is completely surrendered in the first year.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)

(a) = ($100,000 / 1,000) x 8.963 = $896.30	(c) = $100,000 / 1000 = $100
(b) = $1,000	(d) = 7.50
(p) = 0.62258	(e) = 100%

(a) is less than (b), so:

SC = [$896.30 x (0.62258) + $100 x 7.50] x 100%

= [$558.02+ $750] x 100%

= $1,308.02 which corresponds to $13.09 per $1,000 of Specified Amount ($1,308.02 / $100).

Now assume the policy was not actually surrendered, and a Specified Amount increase of $100,000 is requested and becomes effective in the second policy year, on July 1, 2010.  Note: the Attained Age of the person at the time the increase is issued is age 36 for purposes of finding the correct factors in the tables.  Band 2 is applicable because the Total Specified Amount $200,000 is used to determine Band.  The first year premium paid applicable to the increase is $1,000. To calculate the Surrender Charge attributable to the increase, assume it is surrendered in the first year.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)

(a) = ($100,000 / 1,000) x 9.419 = $941.90	(c) = $100,000 / 1000 = $100
(b) = $1,000	(d) = 7.50
(p) = 0.63828	(e) = 100%

(a) is less than (b), so:

SC = [$941.90 x (0.63828) + $100 x 7.50] x 100%

= [$601.20 + $750] x 100%

= $1,351.20 which corresponds to $13.52 per $1,000 of Specified Amount ($1,351.20 / $100).

Now assume the policy is completely surrendered in the seventh policy year on March 1, 2015.

For the $100,000 initial Specified Amount, (e), issue age 0-49, = 70.0%, the applicable Surrender Charge is:

SC = $1,308.02 x 70.0% = $915.61 which corresponds to $9.16 per $1,000 of Specified Amount ($915.61 / $100).

For the $100,000 Specified Amount increase, (e), issue age 0-49, = 95.0%, (Note that even though the policy is being surrendered in the seventh year, more than four and less than five full years have passed since the date of the increase, so the fifth year surrender charge reduction percentage applies to that portion of Specified Amount.) the applicable surrender charge is:

SC = $1,351.20 x 95.0% = $1,283.64 which corresponds to $12.84 per $1,000 of Specified Amount ($1,283.64 / $100).

The combined Surrender Charge for a complete surrender of the policy in the seventh year is equal to:

SC = $915.61 + $1,283.64 = $2,199.25 which corresponds to $11.00 per $1,000 of Specified Amount ($2,199.25 / $200).

The following Surrender Charge examples show the impact of a change of Death Benefit option.  To start, the calculation assumes: the Insured is a male; issue age 35; the Specified Amount is $100,000 (Band 2); Death Benefit Option 1; premiums paid in the first year are $1,000; and the policy is completely surrendered in the fifth year.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)

(a) = ($100,000 / 1,000) x 8.963 = $896.30	(c) = $100,000 / 1000 = $100
(b) = $1,000	(d) = 7.50
(p) = 0.70171	(e) = 95%

(a) is less than (b), so:
SC = [$896.30 x (0.70171) + $100 x 7.50] x 95%

= [$628.94+ $750] x 95%

= $1,378.94 x 95%

= $1,309.99 which corresponds to $13.10 per $1,000 of Specified Amount ($1,309.99 / $100).

Now assume that a Death Benefit Option switch from 1 to 2 took place in the third year and then the policy was surrendered in the fifth year. The maximum Surrender Charge is recalculated assuming that at the time the coverage originally became effective the Death Benefit Option was 2.

For this example, the Insured is a male; issue age 35 (when the coverage became effective); the Specified Amount is $100,000 (Band 2); Death Benefit Option 2; premiums paid in the first year are $1,000; and the policy is completely surrendered in the fifth year.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)

(a) = ($100,000 / 1,000) x 8.963 = $896.30	(c) = $100,000 / 1000 = $100
(b) = $1,000	(d) = 7.50
(p) = 0.62258	(e) = 95%

(a) is less than (b), so:

SC = [$896.30 x (0.62258) + $100 x 7.50] x 95%

= [$558.02+ $750] x 95%

= $1,308.02 x 95%

= $1,242.62 which corresponds to $12.43 per $1,000 of Specified Amount ($1,242.62 / $100).

Appendix D: Underwriting and Distribution Charge Rates and Examples

The following chart details the guaranteed maximum Underwriting and Distribution Charge rates per $1,000 of Base Policy Specified Amount.  Rates in this table may be rounded up to the nearest one-hundredth decimal place.

The applicable Underwriting and Distribution Charge rate is set based on three factors:

(1)	the insured's Attained Age on the Policy Date or effective date of an increase in the Base Policy Specified Amount;

(2)	the Death Benefit option in effect on the Policy Date or effective date of an increase in the Base Policy Specified Amount; 1 and

(3)	the applicable Base Policy Specified Amount Tier based on the Base Policy Specified Amount at the time of determination.

	Death Benefit Options 1 and 3			Death Benefit Option 2
Base Policy Specified Amount Tier(s)	Tier 1	Tier 2	Tier 3	Tier 1	Tier 2	Tier 3
	up to $250,000	$250,000 to $500,000	$500,000 and above	up to $250,000	$250,000 to $500,000	$500,000 and above
Insured's Attained Age
0	0.13	0.05	0.01	0.13	0.13	0.09
1	0.13	0.05	0.01	0.14	0.13	0.09
2	0.14	0.05	0.01	0.15	0.14	0.10
3	0.14	0.05	0.01	0.16	0.14	0.10
4	0.15	0.05	0.01	0.17	0.15	0.11
5	0.15	0.05	0.01	0.18	0.15	0.11
6	0.16	0.06	0.01	0.20	0.16	0.11
7	0.16	0.06	0.01	0.21	0.16	0.12
8	0.17	0.06	0.01	0.22	0.16	0.12
9	0.17	0.06	0.01	0.23	0.17	0.13
10	0.18	0.06	0.01	0.24	0.17	0.13
11	0.18	0.06	0.01	0.25	0.18	0.14
12	0.19	0.07	0.01	0.26	0.18	0.14
13	0.19	0.07	0.02	0.27	0.19	0.14
14	0.20	0.07	0.02	0.28	0.19	0.15
15	0.20	0.07	0.02	0.29	0.19	0.15
16	0.21	0.07	0.02	0.31	0.20	0.16
17	0.21	0.07	0.03	0.32	0.20	0.16
18	0.22	0.08	0.03	0.33	0.21	0.17
19	0.22	0.08	0.03	0.34	0.21	0.17
20	0.23	0.08	0.03	0.35	0.22	0.17
21	0.23	0.08	0.04	0.36	0.22	0.18
22	0.24	0.08	0.04	0.37	0.23	0.18
23	0.24	0.08	0.04	0.38	0.23	0.19
24	0.25	0.09	0.04	0.39	0.23	0.19
25	0.25	0.09	0.05	0.40	0.24	0.20
26	0.26	0.09	0.05	0.41	0.24	0.20
27	0.26	0.09	0.05	0.41	0.24	0.20
28	0.27	0.09	0.05	0.41	0.24	0.20
29	0.27	0.09	0.06	0.42	0.24	0.20
30	0.28	0.10	0.06	0.42	0.24	0.20
31	0.28	0.10	0.06	0.42	0.24	0.20

1  The applicable Attained Age is the Policy Date for the initial Base Policy Specified Amount or the effective date of a Base Policy Specified Amount increase. The charge is adjusted for a change in Death Benefit option from Death Benefit Option 1 or 3 to Death Benefit Option 2, the applicable rates will still be based on the insured's age on the Policy Date or effective date(s) of a Base Policy Specified Amount increase, and will apply from the effective date of the Death Benefit option change.

	Death Benefit Options 1 and 3			Death Benefit Option 2
Base Policy Specified Amount Tier(s)	Tier 1	Tier 2	Tier 3	Tier 1	Tier 2	Tier 3
	up to $250,000	$250,000 to $500,000	$500,000 and above	up to $250,000	$250,000 to $500,000	$500,000 and above
Insured's Attained Age
32	0.29	0.10	0.06	0.43	0.24	0.20
33	0.29	0.10	0.07	0.43	0.24	0.20
34	0.30	0.10	0.07	0.43	0.24	0.20
35	0.30	0.10	0.07	0.44	0.24	0.20
36	0.31	0.11	0.08	0.44	0.25	0.22
37	0.31	0.12	0.10	0.44	0.25	0.23
38	0.31	0.13	0.11	0.44	0.26	0.24
39	0.31	0.14	0.12	0.44	0.27	0.25
40	0.31	0.15	0.13	0.44	0.28	0.26
41	0.31	0.16	0.15	0.44	0.29	0.27
42	0.32	0.17	0.16	0.44	0.30	0.28
43	0.32	0.18	0.17	0.44	0.30	0.29
44	0.32	0.19	0.18	0.44	0.31	0.30
45	0.32	0.20	0.20	0.44	0.32	0.31
46	0.32	0.21	0.20	0.44	0.33	0.32
47	0.33	0.22	0.20	0.45	0.34	0.33
48	0.33	0.22	0.21	0.46	0.35	0.34
49	0.33	0.23	0.21	0.46	0.36	0.34
50	0.34	0.24	0.22	0.47	0.37	0.35
51	0.34	0.24	0.22	0.48	0.38	0.36
52	0.34	0.25	0.23	0.48	0.39	0.37
53	0.35	0.26	0.23	0.49	0.40	0.37
54	0.35	0.26	0.23	0.50	0.41	0.38
55	0.35	0.27	0.24	0.50	0.42	0.39
56	0.39	0.28	0.25	0.54	0.44	0.40
57	0.42	0.30	0.27	0.57	0.45	0.42
58	0.45	0.31	0.28	0.61	0.47	0.44
59	0.48	0.32	0.29	0.64	0.48	0.45
60	0.51	0.34	0.31	0.68	0.50	0.47
61	0.54	0.35	0.32	0.71	0.52	0.49
62	0.58	0.36	0.34	0.74	0.53	0.50
63	0.61	0.38	0.35	0.78	0.55	0.52
64	0.64	0.39	0.37	0.81	0.56	0.54
65	0.67	0.40	0.38	0.85	0.58	0.55
66	0.69	0.43	0.41	0.86	0.61	0.58
67	0.70	0.46	0.44	0.88	0.63	0.61
68	0.72	0.48	0.47	0.90	0.66	0.64
69	0.74	0.51	0.50	0.91	0.69	0.67
70	0.75	0.54	0.53	0.93	0.71	0.70
71	0.77	0.56	0.55	0.95	0.74	0.73
72	0.79	0.59	0.58	0.96	0.77	0.76
73	0.80	0.62	0.61	0.98	0.79	0.79
74	0.82	0.64	0.64	1.00	0.82	0.82
75	0.84	0.67	0.67	1.01	0.85	0.85
76	0.85	0.69	0.69	1.03	0.86	0.86
77	0.87	0.70	0.70	1.05	0.88	0.88
78	0.89	0.72	0.72	1.06	0.90	0.90
79	0.90	0.74	0.74	1.08	0.91	0.91
80	0.92	0.75	0.75	1.10	0.93	0.93

	Death Benefit Options 1 and 3			Death Benefit Option 2
Base Policy Specified Amount Tier(s)	Tier 1	Tier 2	Tier 3	Tier 1	Tier 2	Tier 3
	up to $250,000	$250,000 to $500,000	$500,000 and above	up to $250,000	$250,000 to $500,000	$500,000 and above
Insured's Attained Age
81	0.94	0.77	0.77	1.11	0.95	0.95
82	0.95	0.79	0.79	1.13	0.96	0.96
83	0.97	0.80	0.80	1.15	0.98	0.98
84	0.99	0.82	0.82	1.16	1.00	1.00
85	1.00	0.84	0.84	1.18	1.01	1.01

The monthly underwriting and distribution charge is calculated using the rates in the table above as follows:

•	the lesser of $250,000 or the Base Policy Specified Amount ("BPSA") multiplied by applicable Tier 1 rate; plus

•	any Base Policy Specified Amount above $250,000 up to, and including, $500,000 multiplied by the applicable Tier 2 rate; plus

•	any Base Policy Specified Amount above $500,000 multiplied by the applicable Tier 3 rate; divided by

•	$1,000.

This is also expressed by the following formula:

[Minimum of ($250,000 and BPSA) x Tier 1 rate + Minimum of ((Maximum of ($0.00 and BPSA - $250,000)) and $250,000) x Tier 2 rate + Maximum of ($0.00 and BPSA - $500,000) x Tier 3 rate] / $1,000

The maximum underwriting and distribution charge shown in the In Re Summary: Fee Tables is $1.18 per $1,000 of Base Policy Specified Amount.  This is based on the following assumptions: the Insured is issue age 85; any sex; Death Benefit Option 2; with a Base Policy Specified Amount of $250,000.

The monthly charge = [$250,000 x 1.18] / $1,000

 = [$295,000] / $1,000

=$295 or $1.18 per $1,000 of Base Policy Specified Amount ($295 / 250)

The minimum underwriting and distribution charge shown in the In Re Summary: Fee Tables is $0.02 per $1,000 of Base Policy Specified Amount.  This is based on the following assumptions: the Insured is issue age 0; any sex; Death Benefit Option 1; with a Base Policy Specified Amount of $10,000,000.

The monthly charge = [($250,000 x 0.13) + ($250,000 x 0.05) + (($10,000,000 - $500,000) x 0.01)] / $1,000

 = [($250,000 x 0.13) + ($250,000 x 0.05) + ($9,500,000 x 0.01)] / $1,000

= [$32,500 + $12,500 + $95,000] / $1,000

= $140,000 / $1,000

=$140 or $0.02 per $1,000 of Base Policy Specified Amount ($140 / 10,000)

The following monthly underwriting and distribution charge examples show the impact of a Base Policy Specified Amount increase and a change of death benefit option.  To start, the calculation assumes: the Insured is a male, issue age 55, Death Benefit Option 1 is elected, and the Base Policy Specified Amount is $400,000 on the Policy Date.

The monthly charge = [($250,000 x 0.35) + (($400,000 – 250,000) x 0.27)] / $1,000

 = [($250,000 x 0.35) + ($150,000) x 0.27)] / $1,000

 = [($87,500) + ($40,500)] / $1,000

 = $128,000 / $1,000

 = $128 or $0.32 per $1,000 of Base Policy Specified Amount ($128 / 400)

Now assume a Base Policy Specified Amount increase of $250,000 when the Insured reaches Attained Age 60, Death Benefit Option 1 is still in effect.  The Base Policy Specified amount is now $650,000.  The Tier rates used for the initial Base Policy Specified Amount remain in effect for that portion and the charge for that $400,000 of the Base Policy Specified Amount remains $128.  The charge for the increase is calculated separately, but the increase amount is added to the initial Base Policy Specified Amount to determine the applicable Tier rate(s) are based on the full Base Policy Specified Amount.

The first $100,000 of the increase is in Tier 2 (BPSA > $250,000, and < $500,000) and the remaining $150,000 is in Tier 3 (BPSA > $500,000).

The monthly charge for the increase only = [($100,000 x 0.34) + ($150,000 x 0.31)] / $1,000

 = [($34,000) + ($46,500)] / $1,000

 = $80,500 / $1,000

 = $80.50 or $0.33 per $ 1,000 of the Base Policy Specified Amount increase ($80.50 / 250)

The total monthly underwriting and distribution charge from the effective date of the increase = $128 + $80.50 = $208.50 or $0.33 per $ 1,000 of Base Policy Specified Amount ($208.50 / 650).

Now assume the Death Benefit is changed from Death Benefit Option 1 to Death Benefit Option 2 when the Insured reaches Attained Age 63.

The Tier rates used are the rates for the Insured's Attained Age at the time coverage originally became effective.  In this example, the original Base Policy Specified Amount, $400,000 in Tiers 1 and 2, became effective at the Insured's Attained Age 55, and the $250,000 increase in Tiers 2 and 3, became effective at the Insured's Attained Age 60.  The rates used are the Death Benefit Option 2 rates to reflect the change of Death Benefit option.

The monthly charge = [($250,000 x 0.50) + (($150,000 x 0.42) + ($100,000 x 0.50) + ($150,000 x 0.47)] / $1,000

 = [($125,000) + ($63,000) + ($50,000) + ($70,500)] / $1,000

 = $308,500 / $1,000

 = $308.50 or $0.48 per $ 1,000 of Base Policy Specified Amount ($308.50 / 650)

Appendix E: Maximum Surrender Charge Calculation

The maximum surrender charge under the policy is based on the following calculation.  Examples of how to calculate the surrender charge for your policy are provided in "Appendix C: Surrender Charge Examples."

Surrender Target Factor

Issue Age	Male	Female	Age	Male	Female	Age	Male	Female	Age	Male	Female
0	1.917	1.508	23	5.180	4.253	46	15.715	13.098	69	57.533	44.483
1	1.967	1.575	24	5.408	4.456	47	16.555	13.794	70	61.214	47.151
2	2.039	1.637	25	5.647	4.669	48	17.444	14.527	71	65.204	50.016
3	2.125	1.708	26	5.900	4.894	49	18.394	15.302	72	69.535	53.091
4	2.221	1.786	27	6.165	5.131	50	19.411	16.118	73	74.176	56.393
5	2.325	1.868	28	6.444	5.380	51	20.496	16.978	74	79.176	59.946
6	2.436	1.955	29	6.740	5.642	52	21.654	17.884	75	84.594	63.775
7	2.552	2.047	30	7.055	5.919	53	22.886	18.838	76	90.474	67.909
8	2.674	2.143	31	7.391	6.211	54	24.195	19.843	77	96.879	72.382
9	2.803	2.243	32	7.749	6.518	55	25.582	20.903	78	103.836	77.234
10	2.938	2.349	33	8.129	6.842	56	27.049	22.020	79	111.356	82.512
11	3.081	2.460	34	8.534	7.183	57	28.604	23.197	80	119.438	88.272
12	3.230	2.577	35	8.963	7.542	58	30.252	24.438	81	128.132	94.582
13	3.384	2.698	36	9.419	7.919	59	32.018	25.747	82	137.421	101.353
14	3.543	2.823	37	9.901	8.317	60	33.911	27.134	83	147.421	108.605
15	3.707	2.955	38	10.412	8.736	61	35.934	28.605	84	158.220	116.462
16	3.872	3.092	39	10.953	9.179	62	38.087	30.168	85	169.864	124.985
17	4.040	3.235	40	11.526	9.649	63	40.370	31.830
18	4.209	3.384	41	12.132	10.145	64	42.787	33.603
19	4.385	3.541	42	12.773	10.671	65	45.353	35.495
20	4.568	3.706	43	13.451	11.228	66	48.082	37.517
21	4.761	3.879	44	14.166	11.817	67	51.001	39.681
22	4.965	4.061	45	14.920	12.439	68	54.143	41.998

Administrative Target Factor

"Bands" as used in the Administrative Target Factor table below correspond to particular ranges of Total Specified Amount:  Band 2 = Total Specified Amounts equal to or greater than $100,000 and less than $250,000; Band 3 = Total Specified Amounts equal to or greater than $250,000 and less than $500,000; Band 4 = Total Specified Amounts equal to or greater than $500,000 and less than $1,000,000; and Band 5 = Total Specified Amounts equal to or greater than $1,000,000.

Age	Band 2	Band 3	Band 4	Band 5	Age	Band 2	Band 3	Band 4	Band 5
0	6.00	4.00	4.00	4.00	43	7.50	4.90	4.90	4.90
1	6.00	4.00	4.00	4.00	44	7.50	4.95	4.95	4.95
2	6.00	4.00	4.00	4.00	45	7.50	5.00	5.00	5.00
3	6.00	4.00	4.00	4.00	46	7.50	5.00	5.00	5.00
4	6.00	4.00	4.00	4.00	47	7.50	5.00	5.00	5.00
5	6.00	4.00	4.00	4.00	48	7.50	5.00	5.00	5.00
6	6.00	4.00	4.00	4.00	49	7.50	5.00	5.00	5.00
7	6.00	4.00	4.00	4.00	50	7.50	5.00	5.00	5.00
8	6.00	4.00	4.00	4.00	51	7.50	5.00	5.00	5.00
9	6.00	4.00	4.00	4.00	52	7.50	5.00	5.00	5.00
10	6.00	4.00	4.00	4.00	53	7.50	5.00	5.00	5.00
11	6.00	4.00	4.00	4.00	54	7.50	5.00	5.00	5.00
12	6.00	4.00	4.00	4.00	55	7.50	5.00	5.00	5.00
13	6.00	4.00	4.00	4.00	56	7.50	5.00	5.00	5.00
14	6.00	4.00	4.00	4.00	57	7.50	5.00	5.00	5.00
15	6.00	4.00	4.00	4.00	58	7.50	5.00	5.00	5.00
16	6.00	4.00	4.00	4.00	59	7.50	5.00	5.00	5.00
17	6.00	4.00	4.00	4.00	60	7.50	5.00	5.00	5.00
18	6.00	4.00	4.00	4.00	61	7.50	5.00	5.00	5.00
19	6.00	4.00	4.00	4.00	62	7.50	5.00	5.00	5.00
20	6.00	4.00	4.00	4.00	63	7.50	5.00	5.00	5.00
21	6.00	4.00	4.00	4.00	64	7.50	5.00	5.00	5.00
22	6.00	4.00	4.00	4.00	65	7.50	5.00	5.00	5.00
23	6.00	4.00	4.00	4.00	66	7.60	5.15	5.15	5.15
24	6.00	4.00	4.00	4.00	67	7.70	5.30	5.30	5.30
25	6.00	4.00	4.00	4.00	68	7.80	5.45	5.45	5.45
26	6.15	4.05	4.05	4.05	69	7.90	5.60	5.60	5.60
27	6.30	4.10	4.10	4.10	70	8.00	5.75	5.75	5.75
28	6.45	4.15	4.15	4.15	71	8.10	5.90	5.90	5.90
29	6.60	4.20	4.20	4.20	72	8.20	6.05	6.05	6.05
30	6.75	4.25	4.25	4.25	73	8.30	6.20	6.20	6.20
31	6.90	4.30	4.30	4.30	74	8.40	6.35	6.35	6.35
32	7.05	4.35	4.35	4.35	75	8.50	6.50	6.50	6.50
33	7.20	4.40	4.40	4.40	76	8.55	6.65	6.65	6.65
34	7.35	4.45	4.45	4.45	77	8.60	6.80	6.80	6.80
35	7.50	4.50	4.50	4.50	78	8.65	6.95	6.95	6.95
36	7.50	4.55	4.55	4.55	79	8.70	7.10	7.10	7.10
37	7.50	4.60	4.60	4.60	80	8.75	7.25	7.25	7.25
38	7.50	4.65	4.65	4.65	81	8.80	7.40	7.40	7.40
39	7.50	4.70	4.70	4.70	82	8.85	7.55	7.55	7.55
40	7.50	4.75	4.75	4.75	83	8.90	7.70	7.70	7.70
41	7.50	4.80	4.80	4.80	84	8.95	7.85	7.85	7.85
42	7.50	4.85	4.85	4.85	85	9.00	8.00	8.00	8.00

Surrender Charge Percentage

"Bands" as used in the Surrender Charge Percentage table below correspond to particular ranges of Total Specified Amount:  Band 2 = Total Specified Amounts equal to or greater than $100,000 and less than $250,000; Band 3 = Total Specified Amounts equal to or greater than $250,000 and less than $500,000; Band 4 = Total Specified Amounts equal to or greater than $500,000 and less than $1,000,000; and Band 5 = Total Specified Amounts equal to or greater than $1,000,000.

Issue	Death Benefit Options 1 and 3
Age	Band 2		Band 3		Band 4		Band 5
	Male	Female	Male	Female	Male	Female	Male	Female
0	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
1	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
2	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
3	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
4	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
5	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
6	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
7	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
8	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
9	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
10	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
11	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
12	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
13	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
14	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
15	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
16	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
17	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
18	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
19	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
20	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
21	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
22	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
23	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
24	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
25	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
26	0.84351	0.83142	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
27	0.81944	0.80268	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
28	0.79740	0.77680	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
29	0.77778	0.75392	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
30	0.76043	0.73336	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
31	0.74505	0.71536	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
32	0.73161	0.69966	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
33	0.72010	0.68600	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
34	0.71004	0.67440	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
35	0.70171	0.66447	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.71264	0.67733	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
37	0.72320	0.68961	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
38	0.73346	0.70130	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
39	0.74329	0.71266	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
40	0.75284	0.72348	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
41	0.76221	0.73396	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
42	0.77131	0.74403	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
43	0.78003	0.75374	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
44	0.78849	0.76314	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
45	0.79649	0.77226	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000

Issue	Death Benefit Options 1 and 3
Age	Band 2		Band 3		Band 4		Band 5
	Male	Female	Male	Female	Male	Female	Male	Female
46	0.80340	0.78028	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
47	0.80999	0.78810	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
48	0.81624	0.79572	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
49	0.82243	0.80302	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
50	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
51	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
52	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
53	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
54	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
55	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
56	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
57	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
58	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
59	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
60	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
61	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
62	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
63	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
64	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
65	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
66	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
67	0.79892	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.74832	0.85000	0.80968	0.85000	0.82809	0.85000	0.83821	0.85000
69	0.70009	0.85000	0.75695	0.85000	0.77377	0.85000	0.78292	0.85000
70	0.65445	0.85000	0.70706	0.85000	0.72240	0.85000	0.73065	0.85000
71	0.61120	0.79980	0.65983	0.85000	0.67379	0.85000	0.68120	0.85000
72	0.57015	0.74971	0.61503	0.80855	0.62770	0.82520	0.63435	0.83393
73	0.53135	0.70216	0.57273	0.75666	0.58422	0.77183	0.59016	0.77967
74	0.49452	0.65698	0.53264	0.70740	0.54304	0.72120	0.54832	0.72821
75	0.45964	0.61401	0.49471	0.66062	0.50409	0.67313	0.50878	0.67939
76	0.42735	0.57387	0.45902	0.61615	0.46778	0.62789	0.47215	0.63376
77	0.39707	0.53555	0.42560	0.57382	0.43377	0.58482	0.43785	0.59032
78	0.36872	0.49903	0.39437	0.53358	0.40198	0.54387	0.40579	0.54902
79	0.34239	0.46476	0.36541	0.49588	0.37250	0.50551	0.37605	0.51032
80	0.31783	0.43278	0.33845	0.46074	0.34506	0.46973	0.34837	0.47423
81	0.29489	0.40263	0.31332	0.42767	0.31948	0.43607	0.32256	0.44027
82	0.27354	0.37437	0.28999	0.39675	0.29573	0.40459	0.29860	0.40851
83	0.25376	0.34792	0.26841	0.36788	0.27375	0.37520	0.27642	0.37885
84	0.23555	0.32254	0.24857	0.34029	0.25355	0.34709	0.25604	0.35050
85	0.21890	0.29926	0.23045	0.31498	0.23509	0.32133	0.23741	0.32450

Issue	Death Benefit Option 2
Age	Band 2		Band 3		Band 4		Band 5
	Male	Female	Male	Female	Male	Female	Male	Female
0	0.77274	0.71682	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
1	0.75823	0.69803	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
2	0.74957	0.68912	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
3	0.74317	0.68226	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
4	0.73916	0.67747	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
5	0.73667	0.67412	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
6	0.73454	0.67185	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
7	0.73319	0.67042	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
8	0.73271	0.66931	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
9	0.73292	0.66947	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
10	0.73392	0.67029	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
11	0.73553	0.67184	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
12	0.73766	0.67384	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
13	0.74019	0.67622	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
14	0.74318	0.67918	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
15	0.74620	0.68203	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
16	0.74903	0.68553	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
17	0.75142	0.68906	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
18	0.75264	0.69306	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
19	0.74648	0.69717	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
20	0.74145	0.70127	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
21	0.73722	0.69966	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
22	0.73384	0.69665	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
23	0.73141	0.69435	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
24	0.72961	0.69296	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
25	0.72864	0.69234	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
26	0.70967	0.67024	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
27	0.69279	0.65067	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
28	0.67763	0.63347	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
29	0.66460	0.61881	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
30	0.65357	0.60607	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
31	0.64425	0.59547	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
32	0.63662	0.58678	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
33	0.63065	0.57976	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
34	0.62588	0.57442	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
35	0.62258	0.57042	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
36	0.63828	0.58887	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
37	0.65336	0.60646	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
38	0.66790	0.62315	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
39	0.68177	0.63925	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
40	0.69514	0.65457	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
41	0.70812	0.66930	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
42	0.72062	0.68338	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
43	0.73255	0.69689	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
44	0.74402	0.70988	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
45	0.75485	0.72238	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
46	0.76274	0.73155	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
47	0.77033	0.74054	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
48	0.77759	0.74933	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
49	0.78482	0.75782	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000

50	0.85000	0.84789	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
51	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
52	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
53	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
54	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
55	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
56	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
57	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
58	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
59	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
60	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
61	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
62	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
63	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
64	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
65	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
66	0.83129	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000	0.85000
67	0.77940	0.85000	0.84553	0.85000	0.85000	0.85000	0.85000	0.85000
68	0.72994	0.85000	0.79130	0.85000	0.80971	0.85000	0.81984	0.85000
69	0.68282	0.85000	0.73968	0.85000	0.75649	0.85000	0.76564	0.85000
70	0.63822	0.83139	0.69083	0.85000	0.70617	0.85000	0.71441	0.85000
71	0.59597	0.77987	0.64460	0.84333	0.65855	0.85000	0.66597	0.85000
72	0.55587	0.73095	0.60075	0.78978	0.61342	0.80644	0.62007	0.81517
73	0.51797	0.68450	0.55935	0.73900	0.57084	0.75417	0.57678	0.76201
74	0.48201	0.64037	0.52013	0.69079	0.53052	0.70459	0.53581	0.71160
75	0.44795	0.59841	0.48302	0.64502	0.49239	0.65753	0.49708	0.66379
76	0.41643	0.55923	0.44810	0.60151	0.45686	0.61325	0.46123	0.61912
77	0.38688	0.52184	0.41541	0.56011	0.42358	0.57111	0.42766	0.57661
78	0.35923	0.48619	0.38488	0.52075	0.39249	0.53104	0.39630	0.53618
79	0.33354	0.45276	0.35656	0.48388	0.36365	0.49351	0.36720	0.49832
80	0.30958	0.42156	0.33020	0.44952	0.33682	0.45851	0.34012	0.46301
81	0.28721	0.39216	0.30564	0.41719	0.31180	0.42559	0.31488	0.42979
82	0.26638	0.36460	0.28283	0.38698	0.28857	0.39482	0.29144	0.39874
83	0.24709	0.33880	0.26174	0.35876	0.26709	0.36608	0.26976	0.36973
84	0.22934	0.31405	0.24236	0.33180	0.24734	0.33860	0.24983	0.34201
85	0.21311	0.29135	0.22466	0.30708	0.22930	0.31342	0.23162	0.31659

Outside back cover page

To learn more about this policy, you should read the Statement of Additional Information ("SAI") dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net cash surrender values, cash values, and to request other information about this policy please call our Service Center at 1-866-221-1100  (TDD: 1-800-238-3035) or write to us at our Service Center at Nationwide Life and Annuity Insurance Company, P.O, Box 182835, Columbus, OH 43218-2835.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus.  The SEC maintains an internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy.  Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.

Securities Act of 1933 Registration File No. 333-182897

Investment Company Act of 1940 Registration File No. 811-21697

Nationwide VL Separate Account-G
(Registrant)

Nationwide Life and Annuity Insurance Company
(Depositor)

Service Center
P.O. Box 182835
Columbus, OH 43218-2835
1-866-221-1100
TDD: 1-800-238-3035

STATEMENT OF ADDITIONAL INFORMATION

Individual Flexible Premium Adjustable Variable Universal Life Insurance Policies

This Statement of Additional Information ("SAI'') contains additional information regarding the individual flexible premium adjustable variable universal life insurance policy offered by Nationwide Life and Annuity Insurance Company ("Nationwide").  This SAI is not a prospectus and should be read together with the policy prospectus dated xxxxx, 2012, and the prospectuses for the mutual funds.  The prospectus is incorporated by reference in this SAI.  You may obtain a copy of these prospectuses FREE OF CHARGE by writing or calling our Service Center.  Capitalized terms in this Statement of Additional Information correspond to terms as defined in the prospectus.

The date of this SAI is xxxxx, 2012.

Nationwide Life and Annuity Insurance Company

We are a stock life insurance company organized under the laws of the State of Ohio in March 1981, with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities, and retirement products.  We are admitted to do business in all states, except New York.  We are a member of the Nationwide group of companies and all of our common stock is owned by Nationwide Life Insurance Company which in turn is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  Nationwide Corporation owns all of NFS's common stock and is a holding company, as well.  All of Nationwide Corporation's common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.  The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $154.7 billion as of December 31, 2011.

Nationwide VL Separate Account-G

Nationwide VL Separate Account-G is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans.  We established the separate account on August 3, 2004 pursuant to Ohio law.  Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940, the SEC does not supervise our management or the management of the separate account.

Waddell & Reed, Inc.

The policies are distributed by Waddell & Reed, Inc., located at 6300 Lamar Ave., Overland Park, KS 66202.  Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

1

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by Waddell & Reed, Inc. will not exceed 125 % of the target premium plus 3 % of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the policies provided by Waddell & Reed, Inc. that will not exceed 4 % of actual premium payment, and that will not exceed 2 % in policy years 11 and thereafter.  We have paid no underwriting commissions to Waddell & Reed, Inc. for each of this separate account's last three fiscal years.

In order to provide the unit value credit that may be applied to the net investment factor,  we may lower the target premium on the sale of these policies.  Lowering the target premium will have the likely effect of lowering our commission expense.

Services

We have responsibility for administration of the policies and the separate account.  We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the separate account.  We will maintain a record of all purchases and redemption of shares of the mutual funds.  We or our affiliates may have entered into agreements with either the investment advisor or distributor for the mutual funds.  The agreements relate to administrative services we or our affiliates furnish.   Some of the services provided include distribution of mutual fund prospectuses, semi-annual and annual mutual fund reports, proxy materials and mutual fund communications, as well as maintaining the websites and voice response systems necessary for policy owners to execute trades in the mutual funds.  We also act as a limited agent for the mutual funds for purposes of accepting the trades.  For these services the mutual funds may agree to pay us an annual fee based on the average aggregate net assets of the separate account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular mutual fund . For the year ended December 31, 2011, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.60% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through variable policies that we and our affiliates issue.  Payments from investment advisors or subadvisors to participate in educational and/or marketing activities have not been taken into account in this   percentage .

Independent Registered Public Accounting Firm

The financial statements of Nationwide VL Separate Account-G and the consolidated financial statements and schedules of Nationwide Life and Annuity Insurance Company and subsidiary for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Underwriting Procedure

We underwrite the policies issued through Nationwide VL Separate Account-G.  The policy's cost of insurance depends upon the Insured's sex, issue age, underwriting class, any Substandard Rating, and the duration of time the policy has been In Force.  The rates will vary depending upon tobacco use and other risk factors.  Monthly cost of insurance rates will not exceed those guaranteed in the policy.  Guaranteed cost of insurance rates are based on the 2001 Commissioners' Standard Ordinary Mortality Table, Age Nearest Birthday (2001 CSO).  Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the standard guaranteed cost of insurance rate on a standard basis.  That is, standard guaranteed cost of insurance rates for substandard risks are guaranteed cost of insurance rates for standard risks times a percentage greater than 100%.  These mortality tables are sex-distinct.  In addition, separate mortality tables will be used for tobacco and non-tobacco.  As a component of base policy and Rider cost of insurance charges, we may deduct a "flat extra charge," which is an additional factor in determining the constant charge per $1,000 of Specified Amount, for certain activities or medical conditions of the Insured.  We apply the same flat extra charge to all Insureds that engage in the same activity or have the same medical condition irrespective of their sex, issue age, underwriting class, or Substandard Rating, if any.

Mortality tables are unisex for policies issued in the State of Montana and group or sponsored arrangements (including our employees and their family members).

The rate class of an insured may affect the cost of insurance rate.  We currently place Insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk.  In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks.  Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time.  The cost of insurance rates, policy charges, and payment options for policies issued in some states or in connection with certain employee benefit arrangements may be issued on a gender-neutral (unisex) basis.  The unisex rates will be higher than those applicable to females and lower than those applicable to males.  If the rating class for any increase in the Specified Amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes.  The actual charges made during the policy year will be shown in the annual report delivered to policy owners.

2

Policy Restoration Procedure

Requests to restore a surrendered policy must meet the following requirements:

•
the request must be in writing and signed by the policy owner (if the surrender was a Code Section 1035 exchange to a new policy with a different insurer, the signature of an officer of the replacing insurer is also required);

•
the written request must be received at our Service Center within 30 days of the date the policy was surrendered (periods up to 60 days will be permitted based on the right to examine period applicable to replaced life insurance policies in the state where the policy was issued);

•	the surrender Proceeds must be returned in their entirety; and

•	the Insured must be alive on the date the restoration request is received.

No proof of insurability or additional underwriting will be required for requests to restore a surrendered policy that meet the above requirements.

A restored policy will be treated as if it had never been surrendered for all purposes, including Investment Experience, accrual of interest, and deduction of charges, resulting in the following:

•	the returned surrender proceeds and any amount taken as a surrender charge will be used to purchase Accumulation Units according to your allocations in affect on, and priced as of, the surrender date;

•
any charges that would otherwise have been assessed during the period of surrender will be assessed as of the date(s) they were due resulting in the cancellation of Accumulation Units priced as of the applicable date(s);

•	interest will be credited on any allocation to a fixed investment option at the rate(s) in effect during the period of surrender;

•	interest charged and credited on any Indebtedness will accrue at the rates in effect for the period of surrender; and

•	any transfer of loan interest charged or credited that would have occurred during the period of surrender will be transferred as of the date(s) such transfers would have otherwise occurred.

Policy restoration is not a contract right of the policy.  It is an administrative procedure based on requirements of state insurance law and the terms are subject to change without notice at any time.

Illustrations

Before you purchase the policy and upon request thereafter, we will provide illustrations of future benefits under the policy.  We reserve the right to charge a reasonable fee of no more than $25 for this service to persons who request more than one policy illustration during a policy year.

Advertising

Rating Agencies.  Independent financial rating services, including Moody's, Standard & Poor's, and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide.  The ratings are not intended to reflect the Investment Experience or financial strength of the separate account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals, or other parties which recommend us or the policies.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields. We may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the mutual fund's units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts.  We will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.  Performance information is annualized.  However, if a Sub-Account has been available in the separate account for less than one year, the performance information for that Sub-Account is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Additional Materials.  We may provide information on various topics to you and prospective policy owners in advertising, sales literature, or other materials.

3

Tax Definition of Life Insurance

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes.  The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.  Both tests are available to flexible premium policies such as this one.

The tables that follow show, numerically, the requirements for each test.

Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value

Attained Age of the Insured	Applicable Percentage	Attained Age of the Insured	Applicable Percentage

0-40	250%	70	115%
41	243%	71	113%
42	236%	72	111%
43	229%	73	109%
44	222%	74	107%

45	215%	75	105%
46	209%	76	105%
47	203%	77	105%
48	197%	78	105%
49	191%	79	105%

50	185%	80	105%
51	178%	81	105%
52	171%	82	105%
53	164%	83	105%
54	157%	84	105%

55	150%	85	105%
56	146%	86	105%
57	142%	87	105%
58	138%	88	105%
59	134%	89	105%

60	130%	90	105%
61	128%	91	104%
62	126%	92	103%
63	124%	93	102%
64	122%	94	101%

65	120%	95	100%
66	119%	96	100%
67	118%	97	100%
68	117%	98	100%
69	116%	99-120	100%

4

Cash Value Accumulation Test

The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the Cash Value.  These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions.  The relevant material assumptions include an interest rate of 4% and 2001 CSO mortality as prescribed in Code Section 7702 for the Cash Value Accumulation Test.  The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable Cash Value percentages.  These premiums vary with the ages, sexes, and risk classifications of the Insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test.  This example is for a male preferred non-tobacco issue age 55.

Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value
1	244%	16	162%	31	122%
2	237%	17	158%	32	120%
3	230%	18	155%	33	119%
4	223%	19	151%	34	117%
5	216%	20	148%	35	116%
6	210%	21	145%	36	115%
7	204%	22	142%	37	114%
8	199%	23	139%	38	113%
9	193%	24	137%	39	112%
10	188%	25	134%	40	111%
11	183%	26	132%	41	110%
12	179%	27	129%	42	109%
13	174%	28	127%	43	107%
14	170%	29	125%	44	106%
15	166%	30	124%	45	103%
				46+	100%

5

Report of Independent Registered Public Accounting Firm
The Board of Directors of Nationwide Life and Annuity Insurance Company and Subsidiary and
Contract Owners of Nationwide VL Separate Account -G:
We have audited the accompanying statement of assets, liabilities and contract owners’ equity of Nationwide VL Separate Account -G (comprised of the sub-accounts listed in note 1(b), (collectively, “the Accounts”)) as of December 31, 2011, and the related statements of operations for the period then ended, the statements of changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Accounts’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Accounts as of December 31, 2011, the results of their operations for the period then ended, the changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Columbus, Ohio
March 13, 2012

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Assets:
Investments at fair value:

Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II (MLVGA2)
282,528 shares (cost $4,410,606)	$4,195,539
Stock Index Fund, Inc. - Initial Shares (DSIF)
116,823 shares (cost $3,226,020)	3,443,955
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
53,165 shares (cost $1,752,101)	1,739,013
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
43,406 shares (cost $255,001)	229,185
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
89,364 shares (cost $4,044,473)	3,363,669
Investors Growth Stock Series - Initial Class (MIGIC)
422 shares (cost $4,434)	4,647
Value Series - Initial Class (MVFIC)
252,087 shares (cost $2,922,467)	3,196,467
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
7,930 shares (cost $124,798)	118,870
M Business Opportunity Value Fund (MFBOV)
27,475 shares (cost $263,405)	270,356
M Capital Appreciation Fund (MFFCA)
11,949 shares (cost $263,629)	254,866
M International Equity Fund (MFBIE)
31,294 shares (cost $348,924)	306,054
M Large Cap Growth Fund (MFTCG)
17,148 shares (cost $251,206)	276,085
Core Plus Fixed Income Portfolio - Class I (MSVFI)
10,156 shares (cost $100,422)	103,490
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
85,937 shares (cost $1,212,005)	1,203,123
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
236,321 shares (cost $3,848,093)	4,074,176
American Funds NVIT Bond Fund - Class II (GVABD2)
52,737 shares (cost $572,665)	602,781
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
50,184 shares (cost $990,530)	984,607
American Funds NVIT Growth Fund - Class II (GVAGR2)
36,370 shares (cost $1,772,355)	1,877,073
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
30,773 shares (cost $1,071,619)	1,098,588
Federated NVIT High Income Bond Fund - Class III (HIBF3)
298,479 shares (cost $2,009,039)	1,949,070
NVIT Emerging Markets Fund - Class III (GEM3)
204,972 shares (cost $2,352,779)	2,078,421
NVIT International Equity Fund - Class III (GIG3)
13,205 shares (cost $107,952)	105,769
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
33,213 shares (cost $263,366)	265,038
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
40,740 shares (cost $354,573)	317,363
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
115,208 shares (cost $1,094,283)	1,145,171
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
306,786 shares (cost $2,615,139)	2,481,899
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
268,019 shares (cost $2,657,165)	2,674,827

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
399,864 shares (cost $3,952,478)	3,802,704
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
99,594 shares (cost $1,023,866)	1,022,833
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
557,242 shares (cost $5,463,030)	5,438,683
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
799,755 shares (cost $7,426,321)	7,341,748
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
90,816 shares (cost $913,411)	921,785
NVIT Core Bond Fund - Class I (NVCBD1)
109,874 shares (cost $1,179,350)	1,196,532
NVIT Core Plus Bond Fund - Class I (NVLCP1)
30,548 shares (cost $343,261)	351,001
NVIT Fund - Class I (TRF)
64,982 shares (cost $476,631)	588,084
NVIT Government Bond Fund - Class I (GBF)
123,403 shares (cost $1,457,646)	1,472,196
American Century NVIT Growth Fund - Class I (CAF)
1,239 shares (cost $16,870)	17,047
NVIT International Index Fund - Class VI (GVIX6)
122,316 shares (cost $951,289)	885,569
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
343,845 shares (cost $2,769,527)	3,008,647
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
76,050 shares (cost $974,561)	974,962
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
116,705 shares (cost $1,587,872)	1,612,867
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
158,089 shares (cost $1,596,009)	1,612,505
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
910,884 shares (cost $9,059,636)	9,409,431
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
1,236,072 shares (cost $11,702,848)	12,323,634
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
82,057 shares (cost $843,486)	852,574
NVIT Mid Cap Index Fund - Class I (MCIF)
43,239 shares (cost $702,585)	758,852
NVIT Money Market Fund - Class I (SAM)
11,123,079 shares (cost $11,123,079)	11,123,079
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
71,273 shares (cost $593,730)	622,929
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
82,294 shares (cost $751,374)	686,336
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
120,880 shares (cost $1,117,193)	1,127,807
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
35,834 shares (cost $307,554)	288,824
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
132,421 shares (cost $1,054,540)	1,349,374
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
37,939 shares (cost $360,755)	376,738
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
25,607 shares (cost $372,759)	392,561
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
40,014 shares (cost $357,419)	395,337
NVIT Multi-Manager Small Company Fund - Class I (SCF)
37,649 shares (cost $593,825)	638,902

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

NVIT Multi-Sector Bond Fund - Class I (MSBF)
99,328 shares (cost $849,503)	861,173
NVIT Short Term Bond Fund - Class II (NVSTB2)
11,911 shares (cost $123,205)	122,804
NVIT Large Cap Growth Fund - Class I (NVOLG1)
209,930 shares (cost $3,173,728)	3,083,867
Templeton NVIT International Value Fund - Class III (NVTIV3)
58,492 shares (cost $732,940)	621,775
Van Kampen NVIT Comstock Value Fund - Class I (EIF)
75,209 shares (cost $682,534)	734,038
NVIT Real Estate Fund - Class I (NVRE1)
329,648 shares (cost $2,583,571)	2,986,608
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
60,759 shares (cost $951,325)	939,341
VP Inflation Protection Fund - Class II (ACVIP2)
82,520 shares (cost $938,617)	969,606
VP Mid Cap Value Fund - Class I (ACVMV1)
113,528 shares (cost $1,432,525)	1,532,625
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
117,893 shares (cost $1,221,181)	1,434,763
Appreciation Portfolio - Initial Shares (DCAP)
12,703 shares (cost $451,624)	482,696
Quality Bond Fund II - Primary Shares (FQB)
5,509 shares (cost $62,463)	61,755
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
144,493 shares (cost $2,707,207)	2,704,903
VIP Fund - Equity-Income Portfolio - Service Class (FEIS)
84,887 shares (cost $1,458,670)	1,581,451
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
39,190 shares (cost $415,982)	403,659
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
104,483 shares (cost $1,074,087)	1,065,730
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
315,635 shares (cost $2,990,516)	3,058,507
VIP Fund - Growth Portfolio - Service Class (FGS)
55,818 shares (cost $1,956,245)	2,054,664
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
205,761 shares (cost $2,626,984)	2,646,083
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
131,996 shares (cost $3,592,699)	3,818,647
VIP Fund - Overseas Portfolio - Service Class R (FOSR)
86,745 shares (cost $1,444,914)	1,175,393
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
1,941 shares (cost $13,914)	17,004
Franklin Income Securities Fund - Class 2 (FTVIS2)
68,281 shares (cost $970,550)	977,786
Franklin Rising Dividends Securities Fund - Class 1 (FTVRDI)
2,402 shares (cost $43,058)	48,054
Franklin Small Cap Value Securities Fund - Class 1 (FTVSVI)
124,229 shares (cost $1,650,614)	1,965,301
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
59,524 shares (cost $503,867)	557,146
Templeton Foreign Securities Fund - Class 3 (TIF3)
31,442 shares (cost $347,135)	393,340
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
114,195 shares (cost $2,169,589)	2,072,639
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
168,286 shares (cost $1,248,651)	1,277,290

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
55,816 shares (cost $624,160)	602,255
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
1,692 shares (cost $21,502)	20,527
Socially Responsive Portfolio - I Class Shares (AMSRS)
9,762 shares (cost $119,067)	140,091
Global Securities Fund/VA - Class 3 (OVGS3)
32,610 shares (cost $859,865)	901,659
High Income Fund/VA - Class 3 (OVHI3)
41,555 shares (cost $79,917)	79,785
High Income Fund/VA - Non-Service Shares (OVHI)
669 shares (cost $1,159)	1,272
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
37,805 shares (cost $638,594)	782,936
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
43,567 shares (cost $714,062)	748,053
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
67,243 shares (cost $770,077)	812,964
Low Duration Portfolio - Administrative Class (PMVLDA)
155,868 shares (cost $1,635,789)	1,617,914
Total Return Portfolio - Administrative Class (PMVTRA)
31,370 shares (cost $347,312)	345,702
V.I. Capital Appreciation Fund - Series I (AVCA)
1,036 shares (cost $19,849)	22,200
V.I. Capital Development Fund - Series I (AVCDI)
6,640 shares (cost $83,606)	82,671
Health Sciences Portfolio - II (TRHS2)
16,447 shares (cost $267,728)	263,970
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
22,468 shares (cost $806,035)	691,565
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
456,788 shares (cost $4,358,196)	4,160,291
Ivy Fund Variable Insurance Portfolios, Inc. - Balanced (WRBP)
13,165 shares (cost $117,827)	118,683
Ivy Fund Variable Insurance Portfolios, Inc. - Bond (WRBDP)
95,025 shares (cost $531,732)	551,528
Ivy Fund Variable Insurance Portfolios, Inc. - Core Equity (WRCEP)
25,588 shares (cost $282,010)	299,416
Ivy Fund Variable Insurance Portfolios, Inc. - Dividend Opportunities (WRDIV)
46,260 shares (cost $286,565)	299,486
Ivy Fund Variable Insurance Portfolios, Inc. - Energy (WRENG)
24,641 shares (cost $143,307)	143,263
Ivy Funds Variable Insurance Portfolios, Inc. - Global Bond (WRGBP)
424 shares (cost $2,098)	2,079
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources (WRGNR)
67,707 shares (cost $387,380)	357,878
Ivy Fund Variable Insurance Portfolios, Inc. - Growth (WRGP)
23,061 shares (cost $217,561)	235,008
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
140,096 shares (cost $478,181)	478,961
Ivy Fund Variable Insurance Portfolios, Inc. - International Growth (WRIP)
30,686 shares (cost $237,016)	241,070
Ivy Fund Variable Insurance Portfolios, Inc. - International Core Equity (WRI2P)
12,908 shares (cost $201,870)	189,383
Ivy Funds Variable Insurance Portfolios, Inc. - Limited-Term Bond (WRLTBP)
568 shares (cost $2,885)	2,858
Ivy Fund Variable Insurance Portfolios, Inc. - Micro Cap Growth (WRMIC)
6,184 shares (cost $122,717)	127,162

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
28,173 shares (cost $223,977)	235,744
Ivy Fund Variable Insurance Portfolios, Inc. - Money Market (WRMMP)
250,540 shares (cost $250,540)	250,540
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive (WRPAP)
73,430 shares (cost $347,748)	350,100
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
46,814 shares (cost $240,130)	242,647
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
290,807 shares (cost $1,419,929)	1,471,918
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
312,439 shares (cost $1,564,378)	1,591,812
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)
32,346 shares (cost $169,241)	167,938
Ivy Fund Variable Insurance Portfolios, Inc. - Real Estate Securities (WRRESP)
17,560 shares (cost $108,642)	118,618
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology (WRSTP)
27,225 shares (cost $430,153)	415,089
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth (WRSCP)
18,931 shares (cost $175,021)	176,841
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Value (WRSCV)
8,732 shares (cost $129,184)	127,233
Ivy Fund Variable Insurance Portfolios, Inc. - Value (WRVP)
14,570 shares (cost $77,329)	81,170
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
49,580 shares (cost $378,971)	380,773

Total Investments	$168,533,344

Other Accounts Receivable	140,296
Accounts Payable-Blue Chip Growth Portfolio - II (TRBCG2)	(186)

$168,673,454
Contract Owners’ Equity:
Accumulation units	168,673,454

Total Contract Owners’ Equity (note 8)	$168,673,454
See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	Total	MLVGA2	DSIF	JACAS	JAGTS2	JAIGS2	MIGIC	MVFIC
Reinvested dividends	$2,484,110	92,116	58,600	4,362	-	14,936	35	47,137

Net investment income (loss)	2,484,110	92,116	58,600	4,362	-	14,936	35	47,137

Realized gain (loss) on investments	2,679,995	16,616	(81,358)	160,623	(2,764)	(38,244)	1,018	103,506
Change in unrealized gain (loss) on investments	(11,743,102)	(356,890)	55,442	(274,065)	(27,755)	(1,521,061)	(1,062)	(167,909)

Net gain (loss) on investments	(9,063,107)	(340,274)	(25,916)	(113,442)	(30,519)	(1,559,305)	(44)	(64,403)

Reinvested capital gains	690,612	92,062	19,478	-	-	39,799	-	12,749

Net increase (decrease) in contract owners’ equity resulting from operations	$(5,888,385)	(156,096)	52,162	(109,080)	(30,519)	(1,504,570)	(9)	(4,517)

Investment Activity:	MVIVSC	MFBOV	MFFCA	MFBIE	MFTCG	MSVFI	NVAMV1	GVAAA2
Reinvested dividends	$1,064	927	-	10,644	-	3,793	21,488	44,334

Net investment income (loss)	1,064	927	-	10,644	-	3,793	21,488	44,334

Realized gain (loss) on investments	257	9,887	10,519	4,314	14,450	209	(8,201)	50,890
Change in unrealized gain (loss) on investments	(6,698)	(21,352)	(60,000)	(48,406)	(18,207)	1,375	(32,036)	(78,510)

Net gain (loss) on investments	(6,441)	(11,465)	(49,481)	(44,092)	(3,757)	1,584	(40,237)	(27,620)

Reinvested capital gains	-	-	29,355	-	-	-	3,125	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(5,377)	(10,538)	(20,126)	(33,448)	(3,757)	5,377	(15,624)	16,714

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	GVABD2	GVAGG2	GVAGR2	GVAGI2	HIBF3	GEM3	GIG3	NVIE6
Reinvested dividends	$11,874	8,560	5,141	9,397	110,317	16,976	1,116	3,144

Net investment income (loss)	11,874	8,560	5,141	9,397	110,317	16,976	1,116	3,144

Realized gain (loss) on investments	3,167	84,765	135,708	33,531	36,214	95,395	(3,190)	11,655
Change in unrealized gain (loss) on investments	15,876	(188,193)	(232,225)	(68,571)	(102,442)	(670,557)	(2,183)	(46,948)

Net gain (loss) on investments	19,043	(103,428)	(96,517)	(35,040)	(66,228)	(575,162)	(5,373)	(35,293)

Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$30,917	(94,868)	(91,376)	(25,643)	44,089	(558,186)	(4,257)	(32,149)

Investment Activity:	NVNMO1	NVNSR2	NVCRA1	NVCRB1	NVCCA1	NVCCN1	NVCMD1	NVCMA1
Reinvested dividends	$2,042	5,906	41,679	55,166	67,986	18,264	135,818	159,241

Net investment income (loss)	2,042	5,906	41,679	55,166	67,986	18,264	135,818	159,241

Realized gain (loss) on investments	17,961	78,696	31,366	33,648	136,769	1,894	126,643	114,564
Change in unrealized gain (loss) on investments	(64,346)	(135,516)	(238,195)	(125,659)	(407,985)	(12,066)	(449,276)	(714,139)

Net gain (loss) on investments	(46,385)	(56,820)	(206,829)	(92,011)	(271,216)	(10,172)	(322,633)	(599,575)

Reinvested capital gains	2,715	-	30,340	14,468	20,601	3,310	37,965	65,224

Net increase (decrease) in contract owners’ equity resulting from operations	$(41,628)	(50,914)	(134,810)	(22,377)	(182,629)	11,402	(148,850)	(375,110)

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	NVCMC1	NVCBD1	NVLCP1	TRF	GBF	CAF	GVIX6	GVIDA
Reinvested dividends	$16,648	32,272	7,492	7,329	42,490	74	21,275	53,067

Net investment income (loss)	16,648	32,272	7,492	7,329	42,490	74	21,275	53,067

Realized gain (loss) on investments	21,595	12,176	559	31,105	(13,594)	(1,065)	(11,123)	(65,272)
Change in unrealized gain (loss) on investments	(39,011)	17,905	9,491	(29,161)	72,373	177	(112,178)	(98,372)

Net gain (loss) on investments	(17,416)	30,081	10,050	1,944	58,779	(888)	(123,301)	(163,644)

Reinvested capital gains	3,306	-	319	-	4,367	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$2,538	62,353	17,861	9,273	105,636	(814)	(102,026)	(110,577)

Investment Activity:	NVDBL2	NVDCA2	GVIDC	GVIDM	GVDMA	GVDMC	MCIF	SAM
Reinvested dividends	$13,493	27,771	30,200	176,593	227,714	17,618	5,768	5

Net investment income (loss)	13,493	27,771	30,200	176,593	227,714	17,618	5,768	5

Realized gain (loss) on investments	6,048	2,956	29,540	52,162	(139,131)	10,346	38,774	-
Change in unrealized gain (loss) on investments	(16,942)	(57,609)	(26,911)	(252,454)	(339,500)	(12,659)	(76,345)	-

Net gain (loss) on investments	(10,894)	(54,653)	2,629	(200,292)	(478,631)	(2,313)	(37,571)	-

Reinvested capital gains	938	1,296	4,456	-	-	-	11,562	-

Net increase (decrease) in contract owners’ equity resulting from operations	$3,537	(25,586)	37,285	(23,699)	(250,917)	15,305	(20,241)	5

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	NVMIG3	GVDIV3	NVMLG1	NVMLV1	NVMMG1	NVMMV2	SCGF	SCVF
Reinvested dividends	$9,242	14,868	85	3,269	-	3,400	-	1,344

Net investment income (loss)	9,242	14,868	85	3,269	-	3,400	-	1,344

Realized gain (loss) on investments	75,937	(14,762)	55,147	5,429	105,060	46,929	24,817	12,615
Change in unrealized gain (loss) on investments	(140,133)	(122,309)	(90,243)	(37,725)	(158,523)	(60,134)	(34,421)	(34,712)

Net gain (loss) on investments	(64,196)	(137,071)	(35,096)	(32,296)	(53,463)	(13,205)	(9,604)	(22,097)

Reinvested capital gains	-	-	-	10,330	-	1,724	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(54,954)	(122,203)	(35,011)	(18,697)	(53,463)	(8,081)	(9,604)	(20,753)

Investment Activity:	SCF	MSBF	NVSTB2	NVOLG1	NVTIV3	EIF	NVRE1	ALVSVA
Reinvested dividends	$3,305	35,253	2,078	22,100	19,670	9,935	24,707	4,026

Net investment income (loss)	3,305	35,253	2,078	22,100	19,670	9,935	24,707	4,026

Realized gain (loss) on investments	25,225	5,562	192	(2,105)	25,487	27,670	83,551	19,976
Change in unrealized gain (loss) on investments	(68,521)	1,139	(634)	(103,700)	(125,414)	(56,537)	42,149	(104,143)

Net gain (loss) on investments	(43,296)	6,701	(442)	(105,805)	(99,927)	(28,867)	125,700	(84,167)

Reinvested capital gains	-	-	-	11,688	758	-	11,471	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(39,991)	41,954	1,636	(72,017)	(79,499)	(18,932)	161,878	(80,141)

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	ACVIP2	ACVMV1	DVSCS	DCAP	FQB	FNRS2	FEIS	FF10S
Reinvested dividends	$24,682	19,640	6,723	4,221	4,621	24,701	38,827	8,215

Net investment income (loss)	24,682	19,640	6,723	4,221	4,621	24,701	38,827	8,215

Realized gain (loss) on investments	17,977	51,839	20,831	15,362	2,616	129,591	46,175	2,949
Change in unrealized gain (loss) on investments	19,886	(118,986)	(13,117)	10,338	(5,175)	(363,715)	(68,536)	(19,080)

Net gain (loss) on investments	37,863	(67,147)	7,714	25,700	(2,559)	(234,124)	(22,361)	(16,131)

Reinvested capital gains	5,752	37,193	2,689	-	-	-	-	2,037

Net increase (decrease) in contract owners’ equity resulting from operations	$68,297	(10,314)	17,126	29,921	2,062	(209,423)	16,466	(5,879)

Investment Activity:	FF20S	FF30S	FGS	FIGBS	FMCS	FOSR	FVSS	FTVIS2
Reinvested dividends	$22,517	63,118	5,642	82,951	6,288	17,893	168	41,388

Net investment income (loss)	22,517	63,118	5,642	82,951	6,288	17,893	168	41,388

Realized gain (loss) on investments	53,634	48,395	10,449	53,837	45,898	(80,410)	2,873	32,365
Change in unrealized gain (loss) on investments	(105,760)	(209,434)	(33,346)	(26,856)	(504,608)	(184,235)	(4,491)	(55,286)

Net gain (loss) on investments	(52,126)	(161,039)	(22,897)	26,981	(458,710)	(264,645)	(1,618)	(22,921)

Reinvested capital gains	4,076	9,237	6,720	65,740	7,205	2,400	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(25,533)	(88,684)	(10,535)	175,672	(445,217)	(244,352)	(1,450)	18,467

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	FTVRDI	FTVSVI	FTVDM3	TIF3	FTVGI3	FTVFA2	AMTB	AMFAS
Reinvested dividends	$845	17,576	5,856	7,273	86,141	157	20,846	-

Net investment income (loss)	845	17,576	5,856	7,273	86,141	157	20,846	-

Realized gain (loss) on investments	(589)	192,330	(20,805)	13,015	21,976	25,454	(9,228)	1,756
Change in unrealized gain (loss) on investments	2,460	(254,377)	(79,738)	(65,083)	(160,315)	(43,791)	(8,122)	(3,067)

Net gain (loss) on investments	1,871	(62,047)	(100,543)	(52,068)	(138,339)	(18,337)	(17,350)	(1,311)

Reinvested capital gains	-	-	-	-	10,037	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$2,716	(44,471)	(94,687)	(44,795)	(42,161)	(18,180)	3,496	(1,311)

Investment Activity:	AMSRS	OVGS3	OVHI3	OVHI	OVGI	OVSC	PMVFBA	PMVLDA
Reinvested dividends	$501	10,883	6,579	134	7,238	2,857	12,461	23,428

Net investment income (loss)	501	10,883	6,579	134	7,238	2,857	12,461	23,428

Realized gain (loss) on investments	7,689	(17,119)	4,004	35	1,564	36,603	10,202	2,726
Change in unrealized gain (loss) on investments	(13,448)	(80,060)	(12,004)	(196)	(6,530)	(73,268)	22,947	(12,966)

Net gain (loss) on investments	(5,759)	(97,179)	(8,000)	(161)	(4,966)	(36,665)	33,149	(10,240)

Reinvested capital gains	-	-	-	-	-	-	2,573	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(5,258)	(86,296)	(1,421)	(27)	2,272	(33,808)	48,183	13,188

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	PMVTRA	AVCA	AVCDI	TRBCG2	TRHS2	VWHAR	WRASP	WRBP
Reinvested dividends	$2,374	31	-	-	-	2,203	36,030	1,598

Net investment income (loss)	2,374	31	-	-	-	2,203	36,030	1,598

Realized gain (loss) on investments	(1,645)	534	5,043	50	(1,509)	2,011	146,304	1,167
Change in unrealized gain (loss) on investments	(1,610)	(2,195)	(15,228)	(18)	(4,270)	(128,833)	(470,160)	(8,320)

Net gain (loss) on investments	(3,255)	(1,661)	(10,185)	32	(5,779)	(126,822)	(323,856)	(7,153)

Reinvested capital gains	4,884	-	-	-	-	2,370	-	8,421

Net increase (decrease) in contract owners’ equity resulting from operations	$4,003	(1,630)	(10,185)	32	(5,779)	(122,249)	(287,826)	2,866

Investment Activity:	WRBDP	WRCEP	WRDIV	WRENG	WRGBP	WRGNR	WRGP	WRHIP
Reinvested dividends	$12,085	953	2,699	-	33	-	776	32,203

Net investment income (loss)	12,085	953	2,699	-	33	-	776	32,203

Realized gain (loss) on investments	732	10,972	6,542	4,488	-	8,246	2,091	10,312
Change in unrealized gain (loss) on investments	17,853	(16,718)	(24,467)	(19,281)	(19)	(95,421)	(6,034)	(22,350)

Net gain (loss) on investments	18,585	(5,746)	(17,925)	(14,793)	(19)	(87,175)	(3,943)	(12,038)

Reinvested capital gains	2,984	8,530	-	-	-	-	7,079	-

Net increase (decrease) in contract owners’ equity resulting from operations	$33,654	3,737	(15,226)	(14,793)	14	(87,175)	3,912	20,165

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	WRIP	WRI2P	WRLTBP	WRMIC	WRMCG	WRMMP	WRPAP	WRPCP
Reinvested dividends	$869	2,645	35	-	11	29	3,303	977

Net investment income (loss)	869	2,645	35	-	11	29	3,303	977

Realized gain (loss) on investments	6,640	4,667	(1)	3,620	5,532	-	4,359	3,920
Change in unrealized gain (loss) on investments	(25,664)	(34,230)	(27)	(13,633)	(14,300)	-	(26,096)	(708)

Net gain (loss) on investments	(19,024)	(29,563)	(28)	(10,013)	(8,768)	-	(21,737)	3,212

Reinvested capital gains	-	-	-	-	6,602	-	6,580	1,583

Net increase (decrease) in contract owners’ equity resulting from operations	$(18,155)	(26,918)	7	(10,013)	(2,155)	29	(11,854)	5,772

Investment Activity:	WRPMP	WRPMAP	WRPMCP	WRRESP	WRSTP	WRSCP	WRSCV	WRVP
Reinvested dividends	$10,638	9,567	1,293	630	-	-	674	546

Net investment income (loss)	10,638	9,567	1,293	630	-	-	674	546

Realized gain (loss) on investments	19,191	27,149	954	3,774	6,270	6,363	10,383	1,619
Change in unrealized gain (loss) on investments	(61,509)	(93,380)	(5,107)	373	(52,744)	(25,027)	(31,679)	(8,127)

Net gain (loss) on investments	(42,318)	(66,231)	(4,153)	4,147	(46,474)	(18,664)	(21,296)	(6,508)

Reinvested capital gains	15,105	17,137	1,957	-	13,968	1,236	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(16,575)	(39,527)	(903)	4,777	(32,506)	(17,428)	(20,622)	(5,962)

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

Investment Activity:	WFVSCG	NVAGF3	GEF3
Reinvested dividends	$-	2,280	104

Net investment income (loss)	-	2,280	104

Realized gain (loss) on investments	9,446	(5,903)	366
Change in unrealized gain (loss) on investments	(30,678)	1,973	(893)

Net gain (loss) on investments	(21,232)	(3,930)	(527)

Reinvested capital gains	-	3,111	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(21,232)	1,461	(423)

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	Total		MLVGA2		DSIF		JACAS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$2,484,110	1,345,207	92,116	21,252	58,600	41,837	4,362	4,078
Realized gain (loss) on investments	2,679,995	(1,941,770)	16,616	6,754	(81,358)	(75,816)	160,623	(74,505)
Change in unrealized gain (loss) on investments	(11,743,102)	14,124,785	(356,890)	137,950	55,442	362,889	(274,065)	216,500
Reinvested capital gains	690,612	690,661	92,062	10,626	19,478	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(5,888,385)	14,218,883	(156,096)	176,582	52,162	328,910	(109,080)	146,073

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	69,416,717	57,294,324	1,054,749	634,060	784,468	622,799	379,456	565,783
Transfers between funds	-	-	1,601,129	992,184	357,444	256,135	(242,449)	390,415
Surrenders (note 6)	(4,530,807)	(2,455,460)	(38,740)	(1,319)	(78,067)	(29,036)	(36,175)	(28,277)
Death Benefits (note 4)	(85,723)	(687,684)	(1,020)	-	-	-	(993)	-
Net policy repayments (loans) (note 5)	(1,532,587)	(871,656)	(20,615)	(6,968)	(63,278)	(89,626)	(20,472)	(12,904)
Deductions for surrender charges (note 2d)	(1,484,097)	(989,964)	(5,527)	(1,200)	(32,497)	(13,540)	(14,478)	(10,564)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(17,338,392)	(13,275,967)	(301,515)	(118,617)	(286,648)	(225,566)	(152,773)	(164,699)
Asset charges (note 3)	(525,076)	(373,464)	(6,568)	(1,987)	(10,006)	(7,813)	(5,481)	(6,006)
Adjustments to maintain reserves	87,446	(3,833)	96	(1,484)	34	(121)	2	97

Net equity transactions	44,007,481	38,636,296	2,281,989	1,494,669	671,450	513,232	(93,363)	733,845

Net change in contract owners’ equity	38,119,096	52,855,179	2,125,893	1,671,251	723,612	842,142	(202,443)	879,918
Contract owners’ equity beginning of period	130,554,358	77,699,179	2,069,695	398,444	2,720,347	1,878,205	1,941,476	1,061,558

Contract owners’ equity end of period	$168,673,454	130,554,358	4,195,588	2,069,695	3,443,959	2,720,347	1,739,033	1,941,476

CHANGES IN UNITS:
Beginning units	10,808,563	7,247,772	154,611	32,706	231,422	183,488	155,217	90,368
Units purchased	8,029,832	8,152,965	205,658	136,300	104,013	89,168	46,255	108,016
Units redeemed	(4,346,226)	(4,592,174)	(35,050)	(14,395)	(47,854)	(41,234)	(52,069)	(43,167)

Ending units	14,492,169	10,808,563	325,219	154,611	287,581	231,422	149,403	155,217

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	JAGTS2		JAIGS2		MIGIC		MVFIC
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	14,936	15,877	35	21	47,137	34,033
Realized gain (loss) on investments	(2,764)	198	(38,244)	(127,836)	1,018	(77)	103,506	(53,841)
Change in unrealized gain (loss) on investments	(27,755)	1,940	(1,521,061)	773,754	(1,062)	708	(167,909)	298,691
Reinvested capital gains	-	-	39,799	-	-	-	12,749	-

Net increase (decrease) in contract owners’ equity resulting from operations	(30,519)	2,138	(1,504,570)	661,795	(9)	652	(4,517)	278,883

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	84,516	7,271	1,040,431	916,188	2,502	2,385	559,283	717,477
Transfers between funds	176,828	12,746	644,669	210,984	(971)	(728)	230,208	506,331
Surrenders (note 6)	(453)	(588)	(57,272)	(49,702)	(1,590)	(1)	(60,421)	(68,077)
Death Benefits (note 4)	-	-	(987)	-	-	-	(5,246)	-
Net policy repayments (loans) (note 5)	(264)	-	(19,117)	(15,560)	-	-	(13,647)	(4,211)
Deductions for surrender charges (note 2d)	(37)	(200)	(25,884)	(20,338)	(400)	(189)	(15,587)	(22,780)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(18,618)	(792)	(310,716)	(268,197)	(577)	(808)	(210,955)	(205,308)
Asset charges (note 3)	(404)	(17)	(13,349)	(9,518)	(33)	(29)	(9,304)	(8,082)
Adjustments to maintain reserves	79	2	6,848	(633)	(1)	1	(7)	(46)

Net equity transactions	241,647	18,422	1,264,623	763,224	(1,070)	631	474,324	915,304

Net change in contract owners’ equity	211,128	20,560	(239,947)	1,425,019	(1,079)	1,283	469,807	1,194,187
Contract owners’ equity beginning of period	20,560	-	3,605,986	2,180,967	5,728	4,445	2,726,910	1,532,723

Contract owners’ equity end of period	$231,688	20,560	3,366,039	3,605,986	4,649	5,728	3,196,717	2,726,910

CHANGES IN UNITS:
Beginning units	1,811	-	226,274	171,108	456	398	211,083	132,328
Units purchased	22,338	1,960	126,680	93,720	197	212	64,583	107,046
Units redeemed	(1,770)	(149)	(40,806)	(38,554)	(285)	(154)	(27,466)	(28,291)

Ending units	22,379	1,811	312,148	226,274	368	456	248,200	211,083

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	MVIVSC		MFBOV		MFFCA		MFBIE
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$1,064	-	927	1,194	-	281	10,644	6,758
Realized gain (loss) on investments	257	10	9,887	(11,533)	10,519	(5,010)	4,314	(503)
Change in unrealized gain (loss) on investments	(6,698)	770	(21,352)	29,607	(60,000)	45,438	(48,406)	2,516
Reinvested capital gains	-	-	-	-	29,355	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(5,377)	780	(10,538)	19,268	(20,126)	40,709	(33,448)	8,771

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	44,311	1,199	56,655	60,124	35,775	41,830	69,186	50,182
Transfers between funds	75,967	7,162	22,739	54,696	41,587	37,889	75,385	68,781
Surrenders (note 6)	(66)	-	(1,575)	(1,565)	(946)	(857)	(731)	(760)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	4,067	-	1,713	(21,684)	1,769	(8,076)	1,901	(8,424)
Deductions for surrender charges (note 2d)	(83)	-	-	-	-	-	-	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(8,688)	(189)	(19,999)	(16,518)	(15,767)	(11,063)	(18,720)	(16,813)
Asset charges (note 3)	(204)	(7)	(651)	(552)	(820)	(444)	(674)	(478)
Adjustments to maintain reserves	20	1	(6)	7	(5)	2	-	2

Net equity transactions	115,324	8,166	58,876	74,508	61,593	59,281	126,347	92,490

Net change in contract owners’ equity	109,947	8,946	48,338	93,776	41,467	99,990	92,899	101,261
Contract owners’ equity beginning of period	8,946	-	222,016	128,240	213,395	113,405	213,153	111,892

Contract owners’ equity end of period	$118,893	8,946	270,354	222,016	254,862	213,395	306,052	213,153

CHANGES IN UNITS:
Beginning units	825	-	25,620	16,171	19,701	13,297	26,038	14,298
Units purchased	13,056	843	13,304	16,759	7,858	11,326	22,549	17,962
Units redeemed	(2,718)	(18)	(6,388)	(7,310)	(2,198)	(4,922)	(5,336)	(6,222)

Ending units	11,163	825	32,536	25,620	25,361	19,701	43,251	26,038

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	MFTCG		MSVFI		MSVRE		NVAMV1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	565	3,793	5,001	-	-	21,488	2,235
Realized gain (loss) on investments	14,450	(4,066)	209	(2,979)	-	-	(8,201)	5,756
Change in unrealized gain (loss) on investments	(18,207)	38,404	1,375	4,740	-	-	(32,036)	20,263
Reinvested capital gains	-	-	-	-	-	-	3,125	3,199

Net increase (decrease) in contract owners’ equity resulting from operations	(3,757)	34,903	5,377	6,762	-	-	(15,624)	31,453

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	32,103	24,421	32,321	32,725	-	(16)	223,340	45,468
Transfers between funds	58,039	55,365	(4,357)	(72,358)	-	(12)	(194,729)	1,262,330
Surrenders (note 6)	(901)	(852)	(777)	(1)	-	-	(7,448)	(5,282)
Death Benefits (note 4)	-	-	-	-	-	-	(2,564)	-
Net policy repayments (loans) (note 5)	8,317	2,361	-	-	-	-	(13,002)	140
Deductions for surrender charges (note 2d)	-	-	(485)	(168)	-	-	(12,965)	(1,374)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(17,788)	(15,244)	(14,641)	(15,570)	-	28	(109,115)	(12,749)
Asset charges (note 3)	(621)	(412)	(367)	(329)	-	(1)	(5,068)	(408)
Adjustments to maintain reserves	1	(6)	8	2	-	1	(35)	(5)

Net equity transactions	79,150	65,633	11,702	(55,699)	-	-	(121,586)	1,288,120

Net change in contract owners’ equity	75,393	100,536	17,079	(48,937)	-	-	(137,210)	1,319,573
Contract owners’ equity beginning of period	200,690	100,154	86,590	135,527	-	-	1,340,342	20,769

Contract owners’ equity end of period	$276,083	200,690	103,669	86,590	-	-	1,203,132	1,340,342

CHANGES IN UNITS:
Beginning units	21,687	13,319	7,213	12,096	-	-	94,019	1,653
Units purchased	11,023	12,857	2,636	2,846	-	156	23,279	95,294
Units redeemed	(2,635)	(4,489)	(1,675)	(7,729)	-	(156)	(33,446)	(2,928)

Ending units	30,075	21,687	8,174	7,213	-	-	83,852	94,019

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVAAA2		GVABD2		GVAGG2		GVAGR2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$44,334	21,730	11,874	8,949	8,560	6,235	5,141	2,446
Realized gain (loss) on investments	50,890	73,347	3,167	20,640	84,765	(7,938)	135,708	(116,066)
Change in unrealized gain (loss) on investments	(78,510)	221,380	15,876	1,840	(188,193)	95,323	(232,225)	397,263
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	16,714	316,457	30,917	31,429	(94,868)	93,620	(91,376)	283,643

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,066,744	2,027,330	113,692	260,276	320,238	284,444	515,425	457,099
Transfers between funds	362,434	(174,850)	7,655	(3,681)	(113,017)	132,156	(97,841)	368,619
Surrenders (note 6)	(99,028)	(73,452)	(199)	(42,064)	(6,790)	(52,409)	(60,973)	(19,350)
Death Benefits (note 4)	-	-	-	-	-	(200)	(1,281)	(197)
Net policy repayments (loans) (note 5)	(21,645)	(4,877)	(2,882)	(8,130)	(9,355)	(2,312)	(8,389)	(2,437)
Deductions for surrender charges (note 2d)	(11,514)	(13,080)	(1,497)	(8,251)	(5,320)	(22,906)	(16,331)	(5,763)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(402,634)	(293,056)	(61,034)	(58,774)	(131,370)	(119,135)	(171,480)	(158,334)
Asset charges (note 3)	(13,479)	(8,548)	(1,961)	(1,834)	(3,771)	(3,005)	(6,348)	(5,293)
Adjustments to maintain reserves	63,954	(143)	7	1	(29)	16	360	(45)

Net equity transactions	944,832	1,459,324	53,781	137,543	50,586	216,649	153,142	634,299

Net change in contract owners’ equity	961,546	1,775,781	84,698	168,972	(44,282)	310,269	61,766	917,942
Contract owners’ equity beginning of period	3,173,782	1,398,001	518,084	349,112	1,028,890	718,621	1,815,426	897,484

Contract owners’ equity end of period	$4,135,328	3,173,782	602,782	518,084	984,608	1,028,890	1,877,192	1,815,426

CHANGES IN UNITS:
Beginning units	291,751	143,955	44,558	31,824	85,800	66,698	171,060	99,951
Units purchased	133,387	232,834	12,456	26,307	33,923	39,429	73,715	109,403
Units redeemed	(48,495)	(85,038)	(7,978)	(13,573)	(29,188)	(20,327)	(59,195)	(38,294)

Ending units	376,643	291,751	49,036	44,558	90,535	85,800	185,580	171,060

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVAGI2		HIBF3		GEM3		GIG3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$9,397	5,807	110,317	63,038	16,976	1,396	1,116	-
Realized gain (loss) on investments	33,531	13,608	36,214	(3,567)	95,395	(262,357)	(3,190)	-
Change in unrealized gain (loss) on investments	(68,571)	53,865	(102,442)	22,111	(670,557)	556,660	(2,183)	-
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(25,643)	73,280	44,089	81,582	(558,186)	295,699	(4,257)	-

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	301,988	364,441	428,359	217,549	664,206	633,871	38,550	-
Transfers between funds	43,707	271,573	672,768	178,407	75,641	(43,724)	76,146	-
Surrenders (note 6)	(26,857)	(41,662)	(11,274)	(2,921)	(22,815)	(49,896)	(19)	-
Death Benefits (note 4)	-	-	(622)	(199)	(987)	-	-	-
Net policy repayments (loans) (note 5)	(3,197)	524	(17,741)	(5,141)	(20,364)	(13,422)	72	-
Deductions for surrender charges (note 2d)	(6,996)	(8,652)	(3,453)	(1,541)	(18,320)	(21,872)	(20)	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(103,472)	(85,981)	(119,463)	(66,170)	(226,141)	(180,047)	(4,556)	-
Asset charges (note 3)	(3,199)	(2,173)	(4,218)	(1,870)	(6,850)	(5,348)	(149)	-
Adjustments to maintain reserves	(13)	(47)	474	13	43	180	1	-

Net equity transactions	201,961	498,023	944,830	318,127	444,413	319,742	110,025	-

Net change in contract owners’ equity	176,318	571,303	988,919	399,709	(113,773)	615,441	105,768	-
Contract owners’ equity beginning of period	922,273	350,970	960,243	560,534	2,192,210	1,576,769	-	-

Contract owners’ equity end of period	$1,098,591	922,273	1,949,162	960,243	2,078,437	2,192,210	105,768	-

CHANGES IN UNITS:
Beginning units	103,788	43,831	67,173	44,372	103,153	86,223	-	-
Units purchased	43,543	80,581	78,674	37,365	44,283	58,469	13,117	-
Units redeemed	(20,874)	(20,624)	(14,495)	(14,564)	(21,419)	(41,539)	(614)	-

Ending units	126,457	103,788	131,352	67,173	126,017	103,153	12,503	-

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVIE6		NVNMO1		NVNSR2		NVCRA1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$3,144	2,288	2,042	617	5,906	4,499	41,679	4,332
Realized gain (loss) on investments	11,655	15,713	17,961	5,177	78,696	(27,267)	31,366	29,264
Change in unrealized gain (loss) on investments	(46,948)	8,667	(64,346)	6,862	(135,516)	170,874	(238,195)	26,505
Reinvested capital gains	-	-	2,715	25,016	-	-	30,340	109,859

Net increase (decrease) in contract owners’ equity resulting from operations	(32,149)	26,668	(41,628)	37,672	(50,914)	148,106	(134,810)	169,960

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	69,461	93,286	40,726	38,988	174,971	193,136	1,189,143	626,316
Transfers between funds	(38,379)	(163,089)	20,887	108,092	433,405	(202,686)	274,700	441,157
Surrenders (note 6)	(476)	(2,304)	(712)	169	(22,763)	(48,367)	(8,588)	(79)
Death Benefits (note 4)	-	-	-	-	(3,538)	-	(1,075)	-
Net policy repayments (loans) (note 5)	(3,577)	234	13	(1,019)	(2,736)	(2,769)	(33,564)	(437)
Deductions for surrender charges (note 2d)	(490)	(1,375)	(394)	-	(19,037)	(13,754)	(9,928)	(3,784)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(26,979)	(27,272)	(22,525)	(17,182)	(84,990)	(93,866)	(341,813)	(230,029)
Asset charges (note 3)	(1,226)	(908)	(904)	(622)	(3,950)	(3,215)	(6,661)	(3,557)
Adjustments to maintain reserves	2	(17)	(2)	115	3,523	(2)	139	(396)

Net equity transactions	(1,664)	(101,445)	37,089	128,541	474,885	(171,523)	1,062,353	829,191

Net change in contract owners’ equity	(33,813)	(74,777)	(4,539)	166,213	423,971	(23,417)	927,543	999,151
Contract owners’ equity beginning of period	298,851	373,628	321,900	155,687	721,364	744,781	1,555,220	556,069

Contract owners’ equity end of period	$265,038	298,851	317,361	321,900	1,145,335	721,364	2,482,763	1,555,220

CHANGES IN UNITS:
Beginning units	37,091	52,401	35,126	19,640	72,005	91,858	163,017	67,030
Units purchased	9,116	15,097	11,473	18,285	60,125	26,440	160,789	126,849
Units redeemed	(9,658)	(30,407)	(7,416)	(2,799)	(13,946)	(46,293)	(46,405)	(30,862)

Ending units	36,549	37,091	39,183	35,126	118,184	72,005	277,401	163,017

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVCRB1		NVCCA1		NVCCN1		NVCMD1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$55,166	14,388	67,986	10,939	18,264	4,427	135,818	25,324
Realized gain (loss) on investments	33,648	62,363	136,769	43,265	1,894	8,059	126,643	66,982
Change in unrealized gain (loss) on investments	(125,659)	75,006	(407,985)	138,985	(12,066)	3,893	(449,276)	298,900
Reinvested capital gains	14,468	-	20,601	72	3,310	7,295	37,965	-

Net increase (decrease) in contract owners’ equity resulting from operations	(22,377)	151,757	(182,629)	193,261	11,402	23,674	(148,850)	391,206

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,023,163	491,394	1,094,303	907,353	310,548	372,108	1,652,338	2,040,808
Transfers between funds	179,021	636,881	1,793,220	272,123	228,893	92,900	341,737	1,726,877
Surrenders (note 6)	(100)	(51,394)	(279,341)	(103,805)	(415)	(4,592)	(896,533)	(96,456)
Death Benefits (note 4)	-	-	-	(13,763)	-	-	-	(38,227)
Net policy repayments (loans) (note 5)	(1,426)	(3,144)	(93,211)	(3)	(2)	(2)	(91,257)	(37,288)
Deductions for surrender charges (note 2d)	(1,973)	(3,748)	(78,192)	(2,562)	(6,417)	(38)	(61,444)	(20,753)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(264,343)	(170,037)	(414,832)	(254,898)	(79,858)	(52,701)	(549,691)	(342,212)
Asset charges (note 3)	(9,217)	(5,755)	(9,667)	(5,633)	(2,883)	(1,272)	(16,488)	(8,355)
Adjustments to maintain reserves	11	(50)	(711)	(258)	(1)	4	(75)	1,069

Net equity transactions	925,136	894,147	2,011,569	798,554	449,865	406,407	378,587	3,225,463

Net change in contract owners’ equity	902,759	1,045,904	1,828,940	991,815	461,267	430,081	229,737	3,616,669
Contract owners’ equity beginning of period	1,772,073	726,169	2,023,626	1,031,811	561,567	131,486	5,208,944	1,592,275

Contract owners’ equity end of period	$2,674,832	1,772,073	3,852,566	2,023,626	1,022,834	561,567	5,438,681	5,208,944

CHANGES IN UNITS:
Beginning units	167,231	75,697	199,390	114,328	50,764	12,702	502,389	171,116
Units purchased	120,634	115,333	269,230	118,272	48,330	46,077	194,770	391,004
Units redeemed	(32,214)	(23,799)	(75,802)	(33,210)	(7,997)	(8,015)	(160,556)	(59,731)

Ending units	255,651	167,231	392,818	199,390	91,097	50,764	536,603	502,389

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVCMA1		NVCMC1		NVCBD1		NVLCP1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$159,241	26,096	16,648	5,701	32,272	20,071	7,492	3,038
Realized gain (loss) on investments	114,564	160,043	21,595	19,899	12,176	9,802	559	1,309
Change in unrealized gain (loss) on investments	(714,139)	365,900	(39,011)	20,308	17,905	3,221	9,491	(1,875)
Reinvested capital gains	65,224	-	3,306	895	-	8,003	319	3,754

Net increase (decrease) in contract owners’ equity resulting from operations	(375,110)	552,039	2,538	46,803	62,353	41,097	17,861	6,226

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,065,740	2,016,586	375,544	123,596	120,059	176,132	73,199	92,416
Transfers between funds	563,933	1,390,346	84,994	132,985	377,194	183,659	112,540	49,566
Surrenders (note 6)	(209,351)	(2,049)	(2,521)	(20)	(13,061)	(4,564)	(287)	(556)
Death Benefits (note 4)	(6,018)	(582,212)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(19,664)	(45,488)	-	-	(23,239)	(967)	-	-
Deductions for surrender charges (note 2d)	(47,115)	(16,713)	(1,039)	(441)	(66,876)	(7,282)	(1,219)	(189)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(977,572)	(641,973)	(86,001)	(59,983)	(67,627)	(84,729)	(27,119)	(11,675)
Asset charges (note 3)	(20,786)	(14,595)	(3,063)	(2,137)	(2,184)	(1,525)	(1,088)	(301)
Adjustments to maintain reserves	879	1,978	(11)	6	5	3	(1)	-

Net equity transactions	2,350,046	2,105,880	367,903	194,006	324,271	260,727	156,025	129,261

Net change in contract owners’ equity	1,974,936	2,657,919	370,441	240,809	386,624	301,824	173,886	135,487
Contract owners’ equity beginning of period	5,366,799	2,708,880	551,338	310,529	809,905	508,081	177,110	41,623

Contract owners’ equity end of period	$7,341,735	5,366,799	921,779	551,338	1,196,529	809,905	350,996	177,110

CHANGES IN UNITS:
Beginning units	541,174	310,026	51,188	31,516	69,927	46,963	14,090	3,588
Units purchased	414,174	384,397	47,874	25,663	41,393	37,972	14,580	12,232
Units redeemed	(179,537)	(153,249)	(13,239)	(5,991)	(14,403)	(15,008)	(2,419)	(1,730)

Ending units	775,811	541,174	85,823	51,188	96,917	69,927	26,251	14,090

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	TRF		GBF		CAF		GVIX6
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$7,329	8,021	42,490	53,952	74	-	21,275	11,824
Realized gain (loss) on investments	31,105	(132,510)	(13,594)	28,714	(1,065)	-	(11,123)	(11,990)
Change in unrealized gain (loss) on investments	(29,161)	219,168	72,373	(48,815)	177	-	(112,178)	57,579
Reinvested capital gains	-	-	4,367	60,471	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	9,273	94,679	105,636	94,322	(814)	-	(102,026)	57,413

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	109,964	218,322	305,534	727,387	6,682	-	349,109	242,733
Transfers between funds	(161,006)	(154,662)	(162,019)	(668,219)	12,294	-	64,980	131,761
Surrenders (note 6)	(22,880)	(47,788)	(150,182)	(75,747)	-	-	(946)	(4,605)
Death Benefits (note 4)	(4,379)	-	(602)	-	-	-	-	-
Net policy repayments (loans) (note 5)	(6,637)	(2,734)	(4,920)	(4,929)	-	-	(13,761)	-
Deductions for surrender charges (note 2d)	(12,968)	(16,319)	(67,413)	(21,211)	-	-	(569)	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(88,262)	(111,970)	(147,830)	(201,245)	(1,109)	-	(97,582)	(39,970)
Asset charges (note 3)	(3,300)	(3,877)	(5,228)	(6,513)	(6)	-	(1,299)	(893)
Adjustments to maintain reserves	(14)	(10)	25	82	(2)	-	-	(3)

Net equity transactions	(189,482)	(119,038)	(232,635)	(250,395)	17,859	-	299,932	329,023

Net change in contract owners’ equity	(180,209)	(24,359)	(126,999)	(156,073)	17,045	-	197,906	386,436
Contract owners’ equity beginning of period	768,603	792,962	1,599,599	1,755,672	-	-	687,664	301,228

Contract owners’ equity end of period	$588,394	768,603	1,472,600	1,599,599	17,045	-	885,570	687,664

CHANGES IN UNITS:
Beginning units	68,854	80,590	121,105	139,277	-	-	72,715	34,255
Units purchased	10,050	23,396	29,447	50,084	4,731	-	50,075	46,124
Units redeemed	(26,471)	(35,132)	(46,603)	(68,256)	(2,873)	-	(15,506)	(7,664)

Ending units	52,433	68,854	103,949	121,105	1,858	-	107,284	72,715

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVIDA		NVDBL2		NVDCA2		GVIDC
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$53,067	36,731	13,493	1,469	27,771	7,378	30,200	15,452
Realized gain (loss) on investments	(65,272)	(72,557)	6,048	702	2,956	3,575	29,540	11,240
Change in unrealized gain (loss) on investments	(98,372)	374,887	(16,942)	17,072	(57,609)	81,045	(26,911)	17,304
Reinvested capital gains	-	-	938	496	1,296	1,569	4,456	1,987

Net increase (decrease) in contract owners’ equity resulting from operations	(110,577)	339,061	3,537	19,739	(25,586)	93,567	37,285	45,983

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	861,218	801,103	434,923	208,515	490,389	466,815	423,868	310,439
Transfers between funds	21,917	370,424	389,885	127,407	244,285	453,424	305,714	212,389
Surrenders (note 6)	(93,600)	(40,610)	(360)	(60)	(492)	(1,484)	(93,221)	(3,156)
Death Benefits (note 4)	-	(4,002)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(9,884)	(11,580)	(4,780)	-	-	-	-	-
Deductions for surrender charges (note 2d)	(48,277)	(37,382)	(1,698)	(66)	(1,849)	(4,107)	(9,385)	(2,244)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(385,283)	(325,133)	(162,655)	(51,974)	(125,125)	(65,420)	(145,599)	(96,617)
Asset charges (note 3)	(11,816)	(9,597)	(3,718)	(765)	(6,916)	(3,524)	(6,821)	(4,990)
Adjustments to maintain reserves	(11)	(54)	(8)	(5)	(22)	(3)	(60)	(26)

Net equity transactions	334,264	743,169	651,589	283,052	600,270	845,701	474,496	415,795

Net change in contract owners’ equity	223,687	1,082,230	655,126	302,791	574,684	939,268	511,781	461,778
Contract owners’ equity beginning of period	2,784,959	1,702,729	319,285	16,494	1,037,099	97,831	1,100,725	638,947

Contract owners’ equity end of period	$3,008,646	2,784,959	974,411	319,285	1,611,783	1,037,099	1,612,506	1,100,725

CHANGES IN UNITS:
Beginning units	221,749	155,410	24,978	1,417	75,852	8,016	87,481	53,773
Units purchased	84,468	108,425	64,580	28,394	53,262	73,952	61,702	52,549
Units redeemed	(56,855)	(42,086)	(13,997)	(4,833)	(10,117)	(6,116)	(24,676)	(18,841)

Ending units	249,362	221,749	75,561	24,978	118,997	75,852	124,507	87,481

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVIDM		GVDMA		GVDMC		MCIF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$176,593	74,099	227,714	128,710	17,618	7,488	5,768	6,762
Realized gain (loss) on investments	52,162	(97,119)	(139,131)	(221,773)	10,346	11,559	38,774	(55,793)
Change in unrealized gain (loss) on investments	(252,454)	576,220	(339,500)	1,104,162	(12,659)	11,268	(76,345)	166,462
Reinvested capital gains	-	-	-	-	-	-	11,562	619

Net increase (decrease) in contract owners’ equity resulting from operations	(23,699)	553,200	(250,917)	1,011,099	15,305	30,315	(20,241)	118,050

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,145,325	1,501,008	4,522,268	3,585,719	293,012	175,593	166,854	133,184
Transfers between funds	767,159	2,144,359	597,767	1,870,005	218,510	42,194	87,131	(78,268)
Surrenders (note 6)	(25,802)	(17,835)	(432,964)	(193,093)	(2,386)	(39)	(5,050)	(29,316)
Death Benefits (note 4)	-	(14,961)	-	-	-	-	-	(11,600)
Net policy repayments (loans) (note 5)	(26,435)	1,492	(66,018)	1,273	(10,493)	(44,590)	(8,443)	(82,977)
Deductions for surrender charges (note 2d)	(44,571)	(14,365)	(104,964)	(102,429)	(5,577)	(142)	(5,241)	(3,281)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(948,737)	(614,989)	(1,614,307)	(1,237,917)	(87,355)	(65,474)	(66,411)	(57,637)
Asset charges (note 3)	(36,300)	(18,472)	(38,225)	(28,176)	(2,870)	(1,643)	(2,667)	(2,341)
Adjustments to maintain reserves	233	(3,048)	(3,008)	(2,271)	3	(755)	(102)	293

Net equity transactions	2,830,872	2,963,189	2,860,549	3,893,111	402,844	105,144	166,071	(131,943)

Net change in contract owners’ equity	2,807,173	3,516,389	2,609,632	4,904,210	418,149	135,459	145,830	(13,893)
Contract owners’ equity beginning of period	6,601,716	3,085,327	9,710,940	4,806,730	434,425	298,966	613,069	626,962

Contract owners’ equity end of period	$9,408,889	6,601,716	12,320,572	9,710,940	852,574	434,425	758,899	613,069

CHANGES IN UNITS:
Beginning units	518,780	268,912	761,845	425,494	34,079	25,450	41,128	53,080
Units purchased	351,786	311,899	431,675	492,265	43,816	18,663	19,939	20,962
Units redeemed	(130,891)	(62,031)	(205,943)	(155,914)	(12,365)	(10,034)	(8,827)	(32,914)

Ending units	739,675	518,780	987,577	761,845	65,530	34,079	52,240	41,128

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	SAM		NVMIG3		GVDIV3		NVMLG1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$5	8	9,242	5,906	14,868	15,570	85	495
Realized gain (loss) on investments	-	-	75,937	(34,341)	(14,762)	(58,980)	55,147	80,362
Change in unrealized gain (loss) on investments	-	-	(140,133)	149,225	(122,309)	93,970	(90,243)	(17,678)
Reinvested capital gains	-	-	-	-	-	-	-	42,453

Net increase (decrease) in contract owners’ equity resulting from operations	5	8	(54,954)	120,790	(122,203)	50,560	(35,011)	105,632

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	20,724,738	16,854,392	153,525	212,674	81,759	152,353	299,650	279,240
Transfers between funds	(13,243,913)	(15,107,354)	(143,651)	(93,873)	35,437	(36,622)	(28,667)	308,561
Surrenders (note 6)	(614,966)	(214,193)	(30,039)	(52,287)	(917)	(4,863)	(15,263)	(34,537)
Death Benefits (note 4)	(1,527)	-	(6,524)	-	-	-	(4,364)	(10,789)
Net policy repayments (loans) (note 5)	(398,191)	(85,451)	(12,045)	(5,369)	(25)	(88)	(9,113)	(83,628)
Deductions for surrender charges (note 2d)	(93,333)	(50,000)	(16,106)	(15,860)	(2,984)	(6,287)	(15,117)	(16,848)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(1,388,504)	(1,265,050)	(92,964)	(108,106)	(38,156)	(39,275)	(135,308)	(124,954)
Asset charges (note 3)	(33,126)	(28,202)	(3,288)	(3,544)	(1,913)	(1,698)	(4,088)	(3,364)
Adjustments to maintain reserves	1,820	345	(51)	(9)	(23)	(47)	468	456

Net equity transactions	4,952,998	104,487	(151,143)	(66,374)	73,178	63,473	88,198	314,137

Net change in contract owners’ equity	4,953,003	104,495	(206,097)	54,416	(49,025)	114,033	53,187	419,769
Contract owners’ equity beginning of period	6,170,232	6,065,737	829,332	774,916	735,427	621,394	1,074,619	654,850

Contract owners’ equity end of period	$11,123,235	6,170,232	623,235	829,332	686,402	735,427	1,127,806	1,074,619

CHANGES IN UNITS:
Beginning units	537,380	528,280	86,794	92,482	68,742	61,633	112,634	79,282
Units purchased	1,837,038	1,484,746	22,265	29,690	12,839	16,998	47,210	71,797
Units redeemed	(1,405,670)	(1,475,646)	(37,094)	(35,378)	(5,098)	(9,889)	(38,097)	(38,445)

Ending units	968,748	537,380	71,965	86,794	76,483	68,742	121,747	112,634

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVMLV1		NVMMG1		NVMMV2		SCGF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$3,269	1,294	-	-	3,400	6,710	-	-
Realized gain (loss) on investments	5,429	7,152	105,060	48,616	46,929	35,136	24,817	1,586
Change in unrealized gain (loss) on investments	(37,725)	8,104	(158,523)	272,504	(60,134)	20,476	(34,421)	47,272
Reinvested capital gains	10,330	8,756	-	-	1,724	22,721	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(18,697)	25,306	(53,463)	321,120	(8,081)	85,043	(9,604)	48,858

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	69,645	57,251	208,256	226,629	93,960	145,445	84,769	53,901
Transfers between funds	49,924	65,331	(53,101)	(57,906)	(110,978)	(315,500)	103,802	76,172
Surrenders (note 6)	(239)	(179)	(34,777)	(43,766)	(23,006)	(41,718)	(2,909)	(1,472)
Death Benefits (note 4)	-	-	(2,427)	-	(3,693)	-	-	-
Net policy repayments (loans) (note 5)	(2,598)	39	(13,484)	(5,773)	(7,554)	(1,996)	(1,349)	(542)
Deductions for surrender charges (note 2d)	(470)	(2,746)	(30,608)	(12,738)	(16,336)	(10,301)	(3,822)	(2,104)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(32,510)	(25,733)	(140,254)	(143,649)	(55,692)	(71,738)	(48,994)	(27,828)
Asset charges (note 3)	(1,061)	(647)	(5,544)	(5,320)	(1,900)	(2,382)	(1,104)	(669)
Adjustments to maintain reserves	81	18	(48)	(99)	(15)	(4)	(117)	384

Net equity transactions	82,772	93,334	(71,987)	(42,622)	(125,214)	(298,194)	130,276	97,842

Net change in contract owners’ equity	64,075	118,640	(125,450)	278,498	(133,295)	(213,151)	120,672	146,700
Contract owners’ equity beginning of period	224,750	106,110	1,474,969	1,196,471	510,213	723,364	271,889	125,189

Contract owners’ equity end of period	$288,825	224,750	1,349,519	1,474,969	376,918	510,213	392,561	271,889

CHANGES IN UNITS:
Beginning units	24,511	13,082	145,695	149,880	48,371	82,042	24,951	14,412
Units purchased	13,216	18,936	29,925	33,865	11,979	17,960	17,968	14,313
Units redeemed	(4,278)	(7,507)	(36,430)	(38,050)	(23,767)	(51,631)	(6,659)	(3,774)

Ending units	33,449	24,511	139,190	145,695	36,583	48,371	36,260	24,951

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	SCVF		SCF		MSBF		NVSTB2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$1,344	1,511	3,305	1,246	35,253	36,931	2,078	1,251
Realized gain (loss) on investments	12,615	(25,517)	25,225	(10,714)	5,562	(10,559)	192	63
Change in unrealized gain (loss) on investments	(34,712)	89,942	(68,521)	123,404	1,139	24,705	(634)	620
Reinvested capital gains	-	-	-	-	-	-	-	189

Net increase (decrease) in contract owners’ equity resulting from operations	(20,753)	65,936	(39,991)	113,936	41,954	51,077	1,636	2,123

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	99,446	63,578	144,343	117,539	109,714	245,044	25,657	12,978
Transfers between funds	49,024	26,936	40,810	(195,012)	100,382	102,571	14,442	15,600
Surrenders (note 6)	(9,808)	(10,077)	(4,961)	(1,152)	(9,800)	(16,745)	(2,986)	(736)
Death Benefits (note 4)	(467)	-	(2,072)	-	-	-	-	-
Net policy repayments (loans) (note 5)	(7,754)	(1,445)	(6,936)	(369)	(19,237)	(6)	(343)	-
Deductions for surrender charges (note 2d)	(2,909)	(6,823)	(8,972)	(3,343)	(3,810)	(4,871)	(5,301)	(76)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(33,932)	(29,501)	(68,561)	(57,377)	(43,756)	(34,045)	(11,363)	(9,313)
Asset charges (note 3)	(1,422)	(1,121)	(2,505)	(1,460)	(1,680)	(1,499)	(289)	(274)
Adjustments to maintain reserves	(42)	3	(2)	5	5	25	6	(5)

Net equity transactions	92,136	41,550	91,144	(141,169)	131,818	290,474	19,823	18,174

Net change in contract owners’ equity	71,383	107,486	51,153	(27,233)	173,772	341,551	21,459	20,297
Contract owners’ equity beginning of period	323,952	216,466	587,756	614,989	687,406	345,855	101,345	81,048

Contract owners’ equity end of period	$395,335	323,952	638,909	587,756	861,178	687,406	122,804	101,345

CHANGES IN UNITS:
Beginning units	25,346	21,442	42,779	56,094	53,859	29,967	9,291	7,610
Units purchased	15,203	10,233	17,078	20,534	17,382	29,581	7,310	2,741
Units redeemed	(7,966)	(6,329)	(10,618)	(33,849)	(7,313)	(5,689)	(5,487)	(1,060)

Ending units	32,583	25,346	49,239	42,779	63,928	53,859	11,114	9,291

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVOLG1		NVTIV3		EIF		NVRE1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$22,100	191	19,670	17,060	9,935	8,861	24,707	34,887
Realized gain (loss) on investments	(2,105)	3,737	25,487	59,826	27,670	(29,440)	83,551	35,467
Change in unrealized gain (loss) on investments	(103,700)	13,026	(125,414)	(136,098)	(56,537)	104,827	42,149	228,757
Reinvested capital gains	11,688	1,183	758	112,563	-	-	11,471	166,880

Net increase (decrease) in contract owners’ equity resulting from operations	(72,017)	18,137	(79,499)	53,351	(18,932)	84,248	161,878	465,991

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	441,178	71,201	178,104	276,332	152,406	156,959	696,476	590,398
Transfers between funds	(47,862)	3,143,423	(152,644)	(160,985)	7,056	120,278	137,565	418,189
Surrenders (note 6)	(56,580)	(15,005)	(22,126)	(63,860)	(15,485)	(29,412)	(21,496)	(25,841)
Death Benefits (note 4)	(3,592)	-	(5,833)	-	(2,365)	-	(987)	-
Net policy repayments (loans) (note 5)	(29,148)	(1,652)	(13,323)	(3,963)	(7,259)	(2,667)	(31,671)	(9,773)
Deductions for surrender charges (note 2d)	(56,388)	(4,195)	(13,047)	(17,304)	(5,598)	(11,700)	(10,363)	(12,122)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(273,543)	(24,178)	(99,321)	(121,404)	(66,093)	(68,038)	(194,906)	(140,954)
Asset charges (note 3)	(12,658)	(817)	(3,234)	(3,817)	(3,090)	(2,452)	(7,776)	(5,795)
Adjustments to maintain reserves	68	3	1	(74)	1,432	(1)	(55)	(324)

Net equity transactions	(38,525)	3,168,780	(131,423)	(95,075)	61,004	162,967	566,787	813,778

Net change in contract owners’ equity	(110,542)	3,186,917	(210,922)	(41,724)	42,072	247,215	728,665	1,279,769
Contract owners’ equity beginning of period	3,194,400	7,483	832,699	874,423	692,051	444,836	2,261,602	981,833

Contract owners’ equity end of period	$3,083,858	3,194,400	621,777	832,699	734,123	692,051	2,990,267	2,261,602

CHANGES IN UNITS:
Beginning units	224,814	573	60,073	67,086	61,272	45,596	235,145	132,893
Units purchased	38,328	227,514	15,554	26,648	18,673	26,372	90,315	130,343
Units redeemed	(41,149)	(3,273)	(24,406)	(33,661)	(13,401)	(10,696)	(33,530)	(28,091)

Ending units	221,993	224,814	51,221	60,073	66,544	61,272	291,930	235,145

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ALVSVA		ACVIP2		ACVMV1		ACVV
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$4,026	1,533	24,682	5,755	19,640	25,481	-	10,890
Realized gain (loss) on investments	19,976	30,136	17,977	8,113	51,839	2,345	-	(148,481)
Change in unrealized gain (loss) on investments	(104,143)	74,540	19,886	3,387	(118,986)	177,078	-	212,246
Reinvested capital gains	-	-	5,752	-	37,193	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(80,141)	106,209	68,297	17,255	(10,314)	204,904	-	74,655

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	255,690	381,273	271,358	131,369	270,925	231,714	-	116,085
Transfers between funds	151,112	205,509	285,997	138,415	67,710	505,065	-	(1,193,588)
Surrenders (note 6)	(36,282)	(23,290)	(6,171)	(6,162)	(19,312)	(21,723)	-	(5,458)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(5,687)	-	(11,714)	(1,177)	(5,265)	385	-	(282)
Deductions for surrender charges (note 2d)	(6,111)	(7,382)	(6,021)	(4,816)	(10,486)	(13,511)	-	(3,345)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(69,237)	(35,009)	(77,546)	(51,324)	(112,585)	(92,215)	-	(61,118)
Asset charges (note 3)	(3,027)	(1,358)	(1,796)	(1,203)	(4,992)	(3,741)	-	(2,455)
Adjustments to maintain reserves	29	(342)	170	45	4	(36)	-	98

Net equity transactions	286,487	519,401	454,277	205,147	185,999	605,938	-	(1,150,063)

Net change in contract owners’ equity	206,346	625,610	522,574	222,402	175,685	810,842	-	(1,075,408)
Contract owners’ equity beginning of period	732,996	107,386	454,564	232,162	1,356,944	546,102	-	1,075,408

Contract owners’ equity end of period	$939,342	732,996	977,138	454,564	1,532,629	1,356,944	-	-

CHANGES IN UNITS:
Beginning units	64,559	12,003	35,291	18,947	86,985	41,747	-	102,102
Units purchased	40,461	64,886	45,562	23,515	29,967	59,595	-	11,708
Units redeemed	(14,710)	(12,330)	(12,964)	(7,171)	(18,019)	(14,357)	-	(113,810)

Ending units	90,310	64,559	67,889	35,291	98,933	86,985	-	-

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	DVSCS		DCAP		FQB		FCS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$6,723	3,819	4,221	951	4,621	5,773	-	1,153
Realized gain (loss) on investments	20,831	(65,725)	15,362	(1,784)	2,616	1,985	-	(548,686)
Change in unrealized gain (loss) on investments	(13,117)	273,621	10,338	19,070	(5,175)	1,881	-	846,160
Reinvested capital gains	2,689	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	17,126	211,715	29,921	18,237	2,062	9,639	-	298,627

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	330,087	232,416	115,032	111,792	6,936	17,336	-	392,959
Transfers between funds	172,006	214,373	179,335	25,874	(39)	56,190	-	(3,084,371)
Surrenders (note 6)	(8,403)	(9,919)	(102)	(1,165)	(55,386)	(15,801)	-	(15,883)
Death Benefits (note 4)	(2,678)	(198)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(24,806)	(983)	(1,001)	-	(5,986)	(4)	-	(6,783)
Deductions for surrender charges (note 2d)	(10,822)	(7,459)	-	(1,103)	(12,203)	(7,842)	-	(23,898)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(129,421)	(91,767)	(23,086)	(11,545)	(8,758)	(12,855)	-	(198,190)
Asset charges (note 3)	(3,818)	(2,474)	(788)	(305)	(372)	(616)	-	(8,290)
Adjustments to maintain reserves	(3)	9	107	-	(10)	49	-	(79)

Net equity transactions	322,142	333,998	269,497	123,548	(75,818)	36,457	-	(2,944,535)

Net change in contract owners’ equity	339,268	545,713	299,418	141,785	(73,756)	46,096	-	(2,645,908)
Contract owners’ equity beginning of period	1,095,495	549,782	183,379	41,594	135,504	89,408	-	2,645,908

Contract owners’ equity end of period	$1,434,763	1,095,495	482,797	183,379	61,748	135,504	-	-

CHANGES IN UNITS:
Beginning units	80,099	50,580	14,077	3,682	10,068	7,208	-	219,138
Units purchased	44,807	42,501	26,646	11,784	507	5,707	-	32,242
Units redeemed	(20,588)	(12,982)	(6,725)	(1,389)	(6,089)	(2,847)	-	(251,380)

Ending units	104,318	80,099	33,998	14,077	4,486	10,068	-	-

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FNRS2		FEIS		FF10S		FF20S
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$24,701	5,628	38,827	19,745	8,215	4,659	22,517	16,110
Realized gain (loss) on investments	129,591	(65,796)	46,175	(78,465)	2,949	(331)	53,634	(21,911)
Change in unrealized gain (loss) on investments	(363,715)	378,140	(68,536)	206,914	(19,080)	8,233	(105,760)	96,316
Reinvested capital gains	-	-	-	-	2,037	3,102	4,076	5,238

Net increase (decrease) in contract owners’ equity resulting from operations	(209,423)	317,972	16,466	148,194	(5,879)	15,663	(25,533)	95,753

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,224,825	688,346	379,194	282,625	198,675	187,558	251,563	289,142
Transfers between funds	250,439	(417,790)	207,130	170,384	7,696	15,171	168,574	126,614
Surrenders (note 6)	(15,901)	(15,201)	(14,723)	(14,798)	(1,259)	(3,612)	(17,121)	(3,697)
Death Benefits (note 4)	(1,057)	-	(440)	-	-	-	-	(11,336)
Net policy repayments (loans) (note 5)	(19,133)	(13,255)	(17,411)	(30,425)	-	-	(12,326)	-
Deductions for surrender charges (note 2d)	(18,252)	(13,607)	(61,268)	(10,490)	(101)	(897)	(5,436)	(9,008)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(272,945)	(165,208)	(165,841)	(134,039)	(31,085)	(14,987)	(135,870)	(97,744)
Asset charges (note 3)	(9,122)	(4,393)	(5,460)	(3,946)	(2,669)	(823)	(5,731)	(3,374)
Adjustments to maintain reserves	(84)	(2,276)	58	17	3	(8)	(6)	(39)

Net equity transactions	1,138,770	56,616	321,239	259,328	171,260	182,402	243,647	290,558

Net change in contract owners’ equity	929,347	374,588	337,705	407,522	165,381	198,065	218,114	386,311
Contract owners’ equity beginning of period	1,781,543	1,406,955	1,243,740	836,218	238,277	40,212	846,521	460,210

Contract owners’ equity end of period	$2,710,890	1,781,543	1,581,445	1,243,740	403,658	238,277	1,064,635	846,521

CHANGES IN UNITS:
Beginning units	96,805	91,096	111,065	85,940	17,629	3,354	62,287	38,779
Units purchased	84,546	59,319	62,575	53,139	17,272	16,096	40,438	33,640
Units redeemed	(25,969)	(53,610)	(33,621)	(28,014)	(4,951)	(1,821)	(23,498)	(10,132)

Ending units	155,382	96,805	140,019	111,065	29,950	17,629	79,227	62,287

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FF30S		FGS		FIGBS		FMCS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$63,118	46,236	5,642	2,742	82,951	83,868	6,288	7,894
Realized gain (loss) on investments	48,395	(32,244)	10,449	(11,344)	53,837	28,857	45,898	(107,525)
Change in unrealized gain (loss) on investments	(209,434)	233,483	(33,346)	325,479	(26,856)	27,410	(504,608)	794,279
Reinvested capital gains	9,237	14,923	6,720	5,019	65,740	26,317	7,205	8,613

Net increase (decrease) in contract owners’ equity resulting from operations	(88,684)	262,398	(10,535)	321,896	175,672	166,452	(445,217)	703,261

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	822,220	725,261	350,406	286,273	484,576	636,520	1,147,685	1,024,471
Transfers between funds	239,296	1,158,661	212,613	162,351	(91,754)	214,565	148,905	155,397
Surrenders (note 6)	(83,425)	(14,647)	(43,272)	(20,504)	(65,908)	(58,944)	(83,133)	(81,890)
Death Benefits (note 4)	-	-	-	-	(2,418)	-	(4,151)	-
Net policy repayments (loans) (note 5)	(31,478)	(6,034)	(10,153)	(12,015)	(14,778)	(21,831)	(17,797)	(15,236)
Deductions for surrender charges (note 2d)	(36,890)	(17,254)	(19,936)	(17,632)	(25,498)	(19,874)	(43,160)	(29,763)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(338,739)	(238,474)	(174,582)	(129,317)	(224,535)	(212,697)	(346,842)	(281,015)
Asset charges (note 3)	(15,903)	(9,406)	(6,960)	(5,258)	(8,405)	(8,474)	(14,510)	(10,189)
Adjustments to maintain reserves	1,079	(22)	13	(72)	61	2	2,216	(876)

Net equity transactions	556,160	1,598,085	308,129	263,826	51,341	529,267	789,213	760,899

Net change in contract owners’ equity	467,476	1,860,483	297,594	585,722	227,013	695,719	343,996	1,464,160
Contract owners’ equity beginning of period	2,594,511	734,028	1,757,069	1,171,347	2,419,427	1,723,708	3,475,527	2,011,367

Contract owners’ equity end of period	$3,061,987	2,594,511	2,054,663	1,757,069	2,646,440	2,419,427	3,819,523	3,475,527

CHANGES IN UNITS:
Beginning units	192,800	63,273	143,625	118,780	181,403	139,164	203,373	151,478
Units purchased	79,414	154,353	44,579	46,160	47,544	75,153	93,767	97,004
Units redeemed	(38,371)	(24,826)	(20,490)	(21,315)	(43,864)	(32,914)	(46,812)	(45,109)

Ending units	233,843	192,800	167,714	143,625	185,083	181,403	250,328	203,373

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FOSR		FVSS		FTVIS2		FTVRDI
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$17,893	16,018	168	83	41,388	29,810	845	775
Realized gain (loss) on investments	(80,410)	(275,925)	2,873	(8,403)	32,365	5,397	(589)	(305)
Change in unrealized gain (loss) on investments	(184,235)	384,854	(4,491)	12,782	(55,286)	23,881	2,460	7,921
Reinvested capital gains	2,400	2,356	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(244,352)	127,303	(1,450)	4,462	18,467	59,088	2,716	8,391

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	235,094	252,172	2,835	4,286	329,444	175,938	3,971	4,761
Transfers between funds	22,249	(363,309)	(3,093)	594	130,152	166,744	(3,642)	(221)
Surrenders (note 6)	(23,846)	(24,523)	-	(20,522)	(29,429)	(1,453)	-	4
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(3,366)	(6,003)	-	-	(9,088)	(17,075)	(9)	(7)
Deductions for surrender charges (note 2d)	(18,396)	(14,970)	-	(10,331)	(5,347)	(2,687)	-	(323)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(126,277)	(128,709)	(2,058)	(4,259)	(89,020)	(52,671)	(3,252)	(3,270)
Asset charges (note 3)	(5,257)	(4,899)	(86)	(169)	(2,148)	(1,434)	(229)	(211)
Adjustments to maintain reserves	13	(79)	6	(7)	29	(105)	(4)	(12)

Net equity transactions	80,214	(290,320)	(2,396)	(30,408)	324,593	267,257	(3,165)	721

Net change in contract owners’ equity	(164,138)	(163,017)	(3,846)	(25,946)	343,060	326,345	(449)	9,112
Contract owners’ equity beginning of period	1,339,535	1,502,552	20,851	46,797	634,768	308,423	48,500	39,388

Contract owners’ equity end of period	$1,175,397	1,339,535	17,005	20,851	977,828	634,768	48,051	48,500

CHANGES IN UNITS:
Beginning units	96,609	122,463	1,624	4,609	50,753	27,785	3,873	3,804
Units purchased	22,891	25,351	226	446	41,367	30,896	312	434
Units redeemed	(16,994)	(51,205)	(397)	(3,431)	(15,758)	(7,928)	(575)	(365)

Ending units	102,506	96,609	1,453	1,624	76,362	50,753	3,610	3,873

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FTVSVI		FTVDM3		TIF3		FTVGI3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$17,576	15,818	5,856	11,278	7,273	6,532	86,141	6,766
Realized gain (loss) on investments	192,330	(146,312)	(20,805)	(87,786)	13,015	(2,548)	21,976	12,207
Change in unrealized gain (loss) on investments	(254,377)	577,648	(79,738)	176,344	(65,083)	27,971	(160,315)	52,025
Reinvested capital gains	-	-	-	-	-	-	10,037	1,232

Net increase (decrease) in contract owners’ equity resulting from operations	(44,471)	447,154	(94,687)	99,836	(44,795)	31,955	(42,161)	72,230

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	387,908	511,259	90,947	106,175	57,208	56,749	862,747	260,983
Transfers between funds	(320,669)	14,479	(67,918)	(113,768)	4,912	(10,197)	544,150	288,882
Surrenders (note 6)	(25,578)	(82,728)	(2,591)	(14,686)	(12,136)	(7,163)	(36,797)	(15,031)
Death Benefits (note 4)	(2,217)	-	-	-	(213)	-	(1,425)	-
Net policy repayments (loans) (note 5)	(10,467)	(1,650)	(944)	(5,177)	(6,050)	(1,358)	(1,470)	(2,606)
Deductions for surrender charges (note 2d)	(10,745)	(23,747)	(2,860)	(4,925)	(4,053)	(5,215)	(9,276)	(7,432)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(169,789)	(150,600)	(51,241)	(59,234)	(36,326)	(43,362)	(157,623)	(62,894)
Asset charges (note 3)	(6,795)	(6,420)	(2,512)	(2,664)	(1,719)	(1,730)	(7,085)	(2,638)
Adjustments to maintain reserves	(23)	(496)	5	(5)	(39)	10	14	89

Net equity transactions	(158,375)	260,097	(37,114)	(94,284)	1,584	(12,266)	1,193,235	459,353

Net change in contract owners’ equity	(202,846)	707,251	(131,801)	5,552	(43,211)	19,689	1,151,074	531,583
Contract owners’ equity beginning of period	2,168,193	1,460,942	688,956	683,404	436,714	417,025	917,947	386,364

Contract owners’ equity end of period	$1,965,347	2,168,193	557,155	688,956	393,503	436,714	2,069,021	917,947

CHANGES IN UNITS:
Beginning units	151,664	131,306	33,975	39,603	31,120	32,215	51,427	24,758
Units purchased	43,523	57,420	7,258	5,906	5,323	6,155	86,368	36,567
Units redeemed	(52,686)	(37,062)	(8,579)	(11,534)	(5,050)	(7,250)	(20,910)	(9,898)

Ending units	142,501	151,664	32,654	33,975	31,393	31,120	116,885	51,427

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FTVFA2		AMTB		AMINS		AMFAS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$157	18,926	20,846	28,965	-	-	-	-
Realized gain (loss) on investments	25,454	10,319	(9,228)	(8,093)	-	105	1,756	(5,072)
Change in unrealized gain (loss) on investments	(43,791)	28,414	(8,122)	5,260	-	-	(3,067)	7,129
Reinvested capital gains	-	71	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(18,180)	57,730	3,496	26,132	-	105	(1,311)	2,057

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	411,679	410,039	703,750	647,003	-	(127)	4,405	4,776
Transfers between funds	56,861	273,762	(547,653)	(397,713)	-	(49)	893	(3,919)
Surrenders (note 6)	-	1	(17,174)	(7,188)	-	-	-	(7)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	1,064	(225)	-	-	(9)	(2)
Deductions for surrender charges (note 2d)	(1,335)	(81)	(4,736)	(6,633)	-	-	-	(326)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(89,976)	(59,680)	(63,793)	(57,427)	-	73	(2,226)	(1,917)
Asset charges (note 3)	(1,647)	(1,264)	(1,795)	(1,688)	-	(2)	(95)	(88)
Adjustments to maintain reserves	(142)	18	(42)	10	-	-	(1)	(4)

Net equity transactions	375,440	622,795	69,621	176,139	-	(105)	2,967	(1,487)

Net change in contract owners’ equity	357,260	680,525	73,117	202,271	-	-	1,656	570
Contract owners’ equity beginning of period	920,025	239,500	529,531	327,260	-	-	18,868	18,298

Contract owners’ equity end of period	$1,277,285	920,025	602,648	529,531	-	-	20,524	18,868

CHANGES IN UNITS:
Beginning units	96,251	27,625	46,253	30,096	-	-	1,901	2,205
Units purchased	49,381	78,723	62,786	71,770	-	299	420	749
Units redeemed	(9,913)	(10,097)	(56,551)	(55,613)	-	(299)	(231)	(1,053)

Ending units	135,719	96,251	52,488	46,253	-	-	2,090	1,901

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AMSRS		OVGR		OVGS3		OVHI3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$501	53	-	435	10,883	9,167	6,579	7,740
Realized gain (loss) on investments	7,689	(134,810)	-	20,628	(17,119)	(39,488)	4,004	22,166
Change in unrealized gain (loss) on investments	(13,448)	163,225	-	241	(80,060)	144,300	(12,004)	(11,101)
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(5,258)	28,468	-	21,304	(86,296)	113,979	(1,421)	18,805

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	16,766	45,058	-	60,258	227,802	205,067	21,034	26,212
Transfers between funds	(14,689)	(557,996)	-	(300,097)	45,253	51,347	(169)	(77,001)
Surrenders (note 6)	(86)	(89)	-	(8,673)	(4,281)	(20,197)	(2,344)	(118)
Death Benefits (note 4)	-	-	-	-	(1,054)	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	(6,266)	(5,630)	(8,517)	86	(405)
Deductions for surrender charges (note 2d)	(777)	(1,833)	-	(9,133)	(8,452)	(20,352)	(1,875)	(525)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(14,372)	(17,746)	-	(35,651)	(101,380)	(91,707)	(10,364)	(12,369)
Asset charges (note 3)	(675)	(848)	-	(1,214)	(3,373)	(2,747)	(341)	(269)
Adjustments to maintain reserves	(5)	(1)	-	(3,676)	91	(975)	(10)	(3)

Net equity transactions	(13,838)	(533,455)	-	(304,452)	148,976	111,919	6,017	(64,478)

Net change in contract owners’ equity	(19,096)	(504,987)	-	(283,148)	62,680	225,898	4,596	(45,673)
Contract owners’ equity beginning of period	159,183	664,170	-	283,148	839,039	613,141	75,187	120,860

Contract owners’ equity end of period	$140,087	159,183	-	-	901,719	839,039	79,783	75,187

CHANGES IN UNITS:
Beginning units	12,033	61,680	-	27,288	57,376	48,626	25,362	46,755
Units purchased	1,261	4,444	-	5,573	21,570	21,486	7,830	11,848
Units redeemed	(2,368)	(54,091)	-	(32,861)	(11,726)	(12,736)	(5,764)	(33,241)

Ending units	10,926	12,033	-	-	67,220	57,376	27,428	25,362

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	OVHI		OVGI		OVSC		PMVFBA
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$134	101	7,238	10,458	2,857	2,018	12,461	3,826
Realized gain (loss) on investments	35	128	1,564	(111,176)	36,603	102,402	10,202	(3)
Change in unrealized gain (loss) on investments	(196)	(10)	(6,530)	237,763	(73,268)	(27,370)	22,947	22,721
Reinvested capital gains	-	-	-	-	-	-	2,573	3,201

Net increase (decrease) in contract owners’ equity resulting from operations	(27)	219	2,272	137,045	(33,808)	77,050	48,183	29,745

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	-	-	167,608	248,171	115,199	112,755	213,169	170,036
Transfers between funds	-	-	(155,458)	(141,360)	283,014	(182,568)	198,429	193,533
Surrenders (note 6)	(2)	1	(24,307)	(61,088)	(14,104)	(11,989)	(18)	(573)
Death Benefits (note 4)	-	-	(4,813)	-	(1,101)	-	-	-
Net policy repayments (loans) (note 5)	(10)	(483)	(6,081)	(12,442)	(2,517)	(13,415)	(20,591)	-
Deductions for surrender charges (note 2d)	(6)	(55)	(14,658)	(24,342)	(8,150)	(7,323)	(738)	(191)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(189)	(262)	(106,082)	(129,042)	(56,369)	(46,714)	(58,284)	(28,531)
Asset charges (note 3)	(8)	(9)	(3,723)	(4,288)	(2,807)	(2,074)	(1,043)	(522)
Adjustments to maintain reserves	1	1	-	(20)	(90)	(5)	(53)	(105)

Net equity transactions	(214)	(807)	(147,514)	(124,411)	313,075	(151,333)	330,871	333,647

Net change in contract owners’ equity	(241)	(588)	(145,242)	12,634	279,267	(74,283)	379,054	363,392
Contract owners’ equity beginning of period	1,514	2,102	928,361	915,727	469,006	543,289	433,834	70,442

Contract owners’ equity end of period	$1,273	1,514	783,119	928,361	748,273	469,006	812,888	433,834

CHANGES IN UNITS:
Beginning units	439	700	78,508	89,913	34,302	49,035	36,138	6,424
Units purchased	-	-	16,046	26,911	30,875	11,384	36,275	32,795
Units redeemed	(61)	(261)	(28,319)	(38,316)	(9,212)	(26,117)	(10,018)	(3,081)

Ending units	378	439	66,235	78,508	55,965	34,302	62,395	36,138

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	PMVLDA		PMVTRA		AVCA		AVCDI
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$23,428	15,353	2,374	-	31	156	-	-
Realized gain (loss) on investments	2,726	17,900	(1,645)	-	534	(1,611)	5,043	30,973
Change in unrealized gain (loss) on investments	(12,966)	(485)	(1,610)	-	(2,195)	4,546	(15,228)	(10,852)
Reinvested capital gains	-	5,054	4,884	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	13,188	37,822	4,003	-	(1,630)	3,091	(10,185)	20,121

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	712,975	360,105	95,636	-	3,487	3,775	27,772	87,070
Transfers between funds	(221,452)	761,491	255,842	-	2,583	(22)	(14,975)	(111,065)
Surrenders (note 6)	(27,494)	(27,747)	-	-	(268)	(1,462)	(269)	(4,154)
Death Benefits (note 4)	(286)	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(24,234)	(30,768)	(212)	-	(1,646)	(10)	(54)	(210)
Deductions for surrender charges (note 2d)	(5,308)	(5,357)	-	-	(300)	(1,315)	(514)	(2,742)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(138,888)	(67,546)	(9,517)	-	(2,978)	(3,131)	(12,384)	(29,540)
Asset charges (note 3)	(3,992)	(2,617)	(48)	-	(110)	(105)	(301)	(953)
Adjustments to maintain reserves	(29)	(91)	(51)	-	5	3	(6)	(63)

Net equity transactions	291,292	987,470	341,650	-	773	(2,267)	(731)	(61,657)

Net change in contract owners’ equity	304,480	1,025,292	345,653	-	(857)	824	(10,916)	(41,536)
Contract owners’ equity beginning of period	1,313,281	287,989	-	-	23,062	22,238	93,582	135,118

Contract owners’ equity end of period	$1,617,761	1,313,281	345,653	-	22,205	23,062	82,666	93,582

CHANGES IN UNITS:
Beginning units	112,919	26,072	-	-	2,174	2,421	7,294	12,509
Units purchased	122,759	167,514	35,092	-	679	419	2,998	14,820
Units redeemed	(98,104)	(80,667)	(897)	-	(580)	(666)	(3,352)	(20,035)

Ending units	137,574	112,919	34,195	-	2,273	2,174	6,940	7,294

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	TRBCG2		TREI2		TRHS2		VWHAR
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	-	5,643	-	-	2,203	-
Realized gain (loss) on investments	50	139,038	-	72,979	(1,509)	2,962	2,011	6,083
Change in unrealized gain (loss) on investments	(18)	(80,536)	-	(21,688)	(4,270)	511	(128,833)	14,363
Reinvested capital gains	-	-	-	-	-	-	2,370	-

Net increase (decrease) in contract owners’ equity resulting from operations	32	58,502	-	56,934	(5,779)	3,473	(122,249)	20,446

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	6	66,730	-	51,504	97,915	1,365	262,304	5,941
Transfers between funds	-	(432,083)	-	(409,767)	178,683	9,001	406,131	166,047
Surrenders (note 6)	-	(22,842)	-	(25,789)	(418)	-	(6,519)	(2)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	313	-	(4,036)	(692)	-	(210)	(470)
Deductions for surrender charges (note 2d)	-	(9,584)	-	(12,562)	(137)	-	-	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	-	(44,970)	-	(37,369)	(14,674)	(496)	(35,565)	(1,763)
Asset charges (note 3)	-	(1,628)	-	(1,958)	(515)	(18)	(1,078)	(69)
Adjustments to maintain reserves	(36)	(17)	-	30	(390)	2	1,794	(2)

Net equity transactions	(30)	(444,081)	-	(439,947)	259,772	9,854	626,857	169,682

Net change in contract owners’ equity	2	(385,579)	-	(383,013)	253,993	13,327	504,608	190,128
Contract owners’ equity beginning of period	184	385,763	-	383,013	13,327	-	190,128	-

Contract owners’ equity end of period	$186	184	-	-	267,320	13,327	694,736	190,128

CHANGES IN UNITS:
Beginning units	14	34,091	-	36,899	1,253	-	15,955	-
Units purchased	-	5,899	-	13,780	23,201	3,608	57,607	23,426
Units redeemed	-	(39,976)	-	(50,679)	(1,686)	(2,355)	(3,828)	(7,471)

Ending units	14	14	-	-	22,768	1,253	69,734	15,955

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRASP		WRBP		WRBDP		WRCEP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$36,030	21,335	1,598	1,001	12,085	7,113	953	1,174
Realized gain (loss) on investments	146,304	4,301	1,167	1,066	732	6,935	10,972	1,008
Change in unrealized gain (loss) on investments	(470,160)	227,502	(8,320)	7,623	17,853	(424)	(16,718)	26,913
Reinvested capital gains	-	-	8,421	730	2,984	-	8,530	-

Net increase (decrease) in contract owners’ equity resulting from operations	(287,826)	253,138	2,866	10,420	33,654	13,624	3,737	29,095

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,894,072	1,141,901	57,589	20,332	164,932	247,974	119,739	115,462
Transfers between funds	(143,716)	1,396,066	1,468	32,375	109,433	(48,290)	14,883	33,580
Surrenders (note 6)	(133,857)	(22,635)	(405)	(1)	(267)	(2)	(5,468)	-
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(18,337)	(2,170)	-	-	(843)	-	(1,635)	(5)
Deductions for surrender charges (note 2d)	(22,201)	(13,289)	-	(20)	(587)	(179)	(7,842)	(269)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(460,178)	(303,738)	(18,716)	(11,550)	(49,643)	(34,343)	(41,892)	(29,306)
Asset charges (note 3)	(9,486)	(5,438)	(132)	(51)	(320)	(83)	(180)	(45)
Adjustments to maintain reserves	2,396	(288)	8	15	252	41	1	(8)

Net equity transactions	1,108,693	2,190,409	39,812	41,100	222,957	165,118	77,606	119,409

Net change in contract owners’ equity	820,867	2,443,547	42,678	51,520	256,611	178,742	81,343	148,504
Contract owners’ equity beginning of period	3,340,666	897,119	76,003	24,483	294,914	116,172	218,075	69,571

Contract owners’ equity end of period	$4,161,533	3,340,666	118,681	76,003	551,525	294,914	299,418	218,075

CHANGES IN UNITS:
Beginning units	322,433	94,099	6,810	2,569	25,441	10,627	19,900	7,675
Units purchased	246,162	267,760	5,324	5,408	24,199	20,013	12,948	15,320
Units redeemed	(135,745)	(39,426)	(1,841)	(1,167)	(5,302)	(5,199)	(5,972)	(3,095)

Ending units	432,850	322,433	10,293	6,810	44,338	25,441	26,876	19,900

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRDIV		WRENG		WRGBP		WRGNR
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$2,699	1,442	-	151	33	-	-	-
Realized gain (loss) on investments	6,542	2,656	4,488	948	-	-	8,246	6,381
Change in unrealized gain (loss) on investments	(24,467)	25,812	(19,281)	14,979	(19)	-	(95,421)	39,616
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(15,226)	29,910	(14,793)	16,078	14	-	(87,175)	45,997

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	110,838	83,732	63,572	50,282	579	-	152,824	130,279
Transfers between funds	29,720	27,203	24,596	7,507	1,612	-	33,241	30,311
Surrenders (note 6)	(915)	(1,099)	-	(30)	-	-	(3,038)	(979)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(1,451)	(1,051)	(1,554)	(210)	-	-	(1,857)	(558)
Deductions for surrender charges (note 2d)	(954)	(2,008)	(1,542)	(27)	-	-	(2,174)	(1,945)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(36,444)	(28,474)	(22,785)	(14,695)	(126)	-	(52,793)	(37,062)
Asset charges (note 3)	(194)	(59)	(23)	(4)	-	-	(300)	(106)
Adjustments to maintain reserves	(1)	(2)	4	(3)	(1)	-	460	3,073

Net equity transactions	100,599	78,242	62,268	42,820	2,064	-	126,363	123,013

Net change in contract owners’ equity	85,373	108,152	47,475	58,898	2,078	-	39,188	169,010
Contract owners’ equity beginning of period	214,112	105,960	95,789	36,891	-	-	318,772	149,762

Contract owners’ equity end of period	$299,485	214,112	143,264	95,789	2,078	-	357,960	318,772

CHANGES IN UNITS:
Beginning units	21,311	12,273	10,177	4,780	-	-	37,409	20,574
Units purchased	15,115	12,725	9,747	7,456	225	-	24,032	23,878
Units redeemed	(5,151)	(3,687)	(3,183)	(2,059)	(16)	-	(7,965)	(7,043)

Ending units	31,275	21,311	16,741	10,177	209	-	53,476	37,409

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRGP		WRHIP		WRIP		WRI2P
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$776	553	32,203	12,207	869	1,150	2,645	986
Realized gain (loss) on investments	2,091	483	10,312	1,865	6,640	1,409	4,667	1,816
Change in unrealized gain (loss) on investments	(6,034)	16,403	(22,350)	12,343	(25,664)	21,602	(34,230)	13,628
Reinvested capital gains	7,079	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	3,912	17,439	20,165	26,415	(18,155)	24,161	(26,918)	16,430

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	88,422	58,476	163,895	127,211	109,968	88,672	86,594	47,112
Transfers between funds	22,184	32,015	29,821	99,658	7,761	17,733	28,868	22,523
Surrenders (note 6)	(506)	-	(3,272)	5	(2,069)	(3)	(625)	1
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	(2,239)	(1,112)	(1,392)	(1,043)	6	-
Deductions for surrender charges (note 2d)	(307)	(220)	(1,399)	(110)	(481)	(205)	(2,847)	(28)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(30,893)	(21,875)	(48,775)	(32,446)	(36,362)	(27,520)	(23,834)	(17,035)
Asset charges (note 3)	(172)	(27)	(237)	(61)	(279)	(106)	(129)	(44)
Adjustments to maintain reserves	(7)	16	5	9	5	9	(4)	10

Net equity transactions	78,721	68,385	137,799	193,154	77,151	77,537	88,029	52,539

Net change in contract owners’ equity	82,633	85,824	157,964	219,569	58,996	101,698	61,111	68,969
Contract owners’ equity beginning of period	152,371	66,547	321,002	101,433	182,075	80,377	128,270	59,301

Contract owners’ equity end of period	$235,004	152,371	478,966	321,002	241,071	182,075	189,381	128,270

CHANGES IN UNITS:
Beginning units	15,030	7,390	23,825	8,647	18,448	9,348	11,781	6,214
Units purchased	10,884	10,121	18,867	17,993	14,125	13,188	11,328	7,481
Units redeemed	(3,215)	(2,481)	(8,919)	(2,815)	(6,218)	(4,088)	(2,911)	(1,914)

Ending units	22,699	15,030	33,773	23,825	26,355	18,448	20,198	11,781

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRLTBP		WRMIC		WRMCG		WRMMP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$35	-	-	-	11	21	29	130
Realized gain (loss) on investments	(1)	-	3,620	5,438	5,532	2,189	-	-
Change in unrealized gain (loss) on investments	(27)	-	(13,633)	14,064	(14,300)	21,439	-	-
Reinvested capital gains	-	-	-	-	6,602	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	7	-	(10,013)	19,502	(2,155)	23,649	29	130

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	290	-	64,593	25,082	100,569	55,299	1,135,695	1,102,282
Transfers between funds	2,716	-	25,048	3,815	49,438	13,961	(965,844)	(1,085,305)
Surrenders (note 6)	-	-	-	2	(490)	(70)	-	-
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	(599)	(231)	(1,199)	(723)	-	-
Deductions for surrender charges (note 2d)	-	-	(3,251)	-	(638)	(37)	(948)	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(147)	-	(18,048)	(9,816)	(27,406)	(16,623)	(68,080)	(69,354)
Asset charges (note 3)	(8)	-	(94)	(24)	(224)	(30)	(761)	(352)
Adjustments to maintain reserves	2	-	(6)	4	5	21	1	65

Net equity transactions	2,853	-	67,643	18,832	120,055	51,798	100,063	(52,664)

Net change in contract owners’ equity	2,860	-	57,630	38,334	117,900	75,447	100,092	(52,534)
Contract owners’ equity beginning of period	-	-	69,534	31,200	117,843	42,396	150,448	202,982

Contract owners’ equity end of period	$2,860	-	127,164	69,534	235,743	117,843	250,540	150,448

CHANGES IN UNITS:
Beginning units	-	-	5,677	3,588	8,350	3,952	14,780	19,956
Units purchased	299	-	7,412	3,680	11,105	6,071	112,281	108,356
Units redeemed	(19)	-	(1,924)	(1,591)	(2,657)	(1,673)	(102,453)	(113,532)

Ending units	280	-	11,165	5,677	16,798	8,350	24,608	14,780

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRPAP		WRPCP		WRPMP		WRPMAP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$3,303	1,623	977	122	10,638	4,123	9,567	4,808
Realized gain (loss) on investments	4,359	3,629	3,920	647	19,191	23,730	27,149	17,593
Change in unrealized gain (loss) on investments	(26,096)	15,605	(708)	2,744	(61,509)	61,772	(93,380)	75,867
Reinvested capital gains	6,580	3,234	1,583	233	15,105	6,793	17,137	8,563

Net increase (decrease) in contract owners’ equity resulting from operations	(11,854)	24,091	5,772	3,746	(16,575)	96,418	(39,527)	106,831

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	143,719	126,524	62,603	53,077	733,142	299,957	725,947	383,651
Transfers between funds	31,397	35,052	125,517	41,226	67,066	178,090	264,899	114,747
Surrenders (note 6)	-	(2)	(20,909)	-	(14,918)	-	(7,548)	(3,513)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	-	-	-	(25,165)	-
Deductions for surrender charges (note 2d)	(89)	(1,365)	-	-	(13,371)	-	(9,123)	(5,042)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(57,553)	(41,501)	(24,749)	(9,621)	(166,262)	(100,804)	(259,576)	(147,907)
Asset charges (note 3)	(146)	(31)	(186)	(72)	(1,681)	(358)	(1,722)	(284)
Adjustments to maintain reserves	30	81	(3)	(1)	106	203	(1)	(633)

Net equity transactions	117,358	118,758	142,273	84,609	604,082	377,088	687,711	341,019

Net change in contract owners’ equity	105,504	142,849	148,045	88,355	587,507	473,506	648,184	447,850
Contract owners’ equity beginning of period	244,601	101,752	94,598	6,243	884,414	410,908	943,631	495,781

Contract owners’ equity end of period	$350,105	244,601	242,643	94,598	1,471,921	884,414	1,591,815	943,631

CHANGES IN UNITS:
Beginning units	21,892	10,521	8,520	615	79,043	41,362	83,892	50,451
Units purchased	16,161	15,951	19,224	8,822	72,642	51,215	89,753	48,921
Units redeemed	(5,361)	(4,580)	(6,053)	(917)	(18,186)	(13,534)	(27,725)	(15,480)

Ending units	32,692	21,892	21,691	8,520	133,499	79,043	145,920	83,892

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRPMCP		WRRESP		WRSTP		WRSCP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$1,293	304	630	498	-	-	-	-
Realized gain (loss) on investments	954	479	3,774	1,081	6,270	5,075	6,363	4,974
Change in unrealized gain (loss) on investments	(5,107)	3,079	373	6,123	(52,744)	21,310	(25,027)	20,877
Reinvested capital gains	1,957	521	-	-	13,968	5,585	1,236	-

Net increase (decrease) in contract owners’ equity resulting from operations	(903)	4,383	4,777	7,702	(32,506)	31,970	(17,428)	25,851

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	83,895	49,160	48,733	22,980	172,029	140,739	72,038	62,999
Transfers between funds	67,696	5,101	29,456	1,510	17,983	65,996	12,406	10,966
Surrenders (note 6)	(11,409)	-	(230)	2	(2,949)	(1,523)	(469)	(732)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	(17)	-	(1,431)	(6)	(1,127)	(736)
Deductions for surrender charges (note 2d)	(18)	-	(111)	(17)	(4,080)	(17)	(4,602)	(164)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(26,492)	(13,242)	(11,350)	(6,900)	(62,421)	(41,484)	(25,196)	(18,427)
Asset charges (note 3)	(212)	(32)	(63)	(6)	(380)	(125)	(210)	(81)
Adjustments to maintain reserves	45	122	8	5	812	1,498	1,229	2,135

Net equity transactions	113,505	41,109	66,426	17,574	119,563	165,078	54,069	55,960

Net change in contract owners’ equity	112,602	45,492	71,203	25,276	87,057	197,048	36,641	81,811
Contract owners’ equity beginning of period	55,340	9,848	47,420	22,144	328,047	130,999	140,200	58,389

Contract owners’ equity end of period	$167,942	55,340	118,623	47,420	415,104	328,047	176,841	140,200

CHANGES IN UNITS:
Beginning units	4,973	982	4,581	2,749	27,320	12,301	11,308	6,068
Units purchased	13,552	5,291	7,723	2,648	17,850	19,945	7,724	7,562
Units redeemed	(3,433)	(1,300)	(1,391)	(816)	(8,484)	(4,926)	(3,077)	(2,322)

Ending units	15,092	4,973	10,913	4,581	36,686	27,320	15,955	11,308

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRSCV		WRVP		WFVSCG		NVAGF3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$674	51	546	317	-	-	2,280	3,104
Realized gain (loss) on investments	10,383	2,682	1,619	461	9,446	2,848	(5,903)	367
Change in unrealized gain (loss) on investments	(31,679)	21,252	(8,127)	6,946	(30,678)	31,014	1,973	(967)
Reinvested capital gains	-	-	-	-	-	-	3,111	1,270

Net increase (decrease) in contract owners’ equity resulting from operations	(20,622)	23,985	(5,962)	7,724	(21,232)	33,862	1,461	3,774

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	43,773	40,857	32,298	22,574	103,915	58,261	7,177	28,644
Transfers between funds	(25,234)	40,488	2,523	7,093	43,658	202,753	(61,606)	3,269
Surrenders (note 6)	(2,115)	(1)	(700)	-	(83)	(25)	-	(3)
Death Benefits (note 4)	-	-	-	-	(707)	-	-	-
Net policy repayments (loans) (note 5)	(1,384)	-	(381)	-	(6,124)	(6,503)	-	-
Deductions for surrender charges (note 2d)	(220)	(134)	-	-	(271)	-	-	(638)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(17,155)	(11,988)	(8,016)	(4,535)	(32,871)	(14,190)	(1,852)	(7,432)
Asset charges (note 3)	(123)	(22)	(6)	(2)	(1,342)	(568)	(44)	(154)
Adjustments to maintain reserves	-	(4)	(4)	7	1,604	42	(323)	1

Net equity transactions	(2,458)	69,196	25,714	25,137	107,779	239,770	(56,648)	23,687

Net change in contract owners’ equity	(23,080)	93,181	19,752	32,861	86,547	273,632	(55,187)	27,461
Contract owners’ equity beginning of period	150,313	57,132	61,420	28,559	294,068	20,436	55,187	27,726

Contract owners’ equity end of period	$127,233	150,313	81,172	61,420	380,615	294,068	-	55,187

CHANGES IN UNITS:
Beginning units	11,553	5,551	5,245	2,895	17,571	1,548	4,465	2,428
Units purchased	4,847	7,271	3,045	2,798	11,872	17,553	4	2,731
Units redeemed	(5,187)	(1,269)	(811)	(448)	(5,605)	(1,530)	(4,469)	(694)

Ending units	11,213	11,553	7,479	5,245	23,838	17,571	-	4,465

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GEF3		WRMSP		GVGHS		GGTC3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$104	68	-	206	-	398	-	-
Realized gain (loss) on investments	366	198	-	(143)	-	7,337	-	13,137
Change in unrealized gain (loss) on investments	(893)	806	-	(15)	-	(6,991)	-	(6,517)
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(423)	1,072	-	48	-	744	-	6,620

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	2,179	7,550	-	1,523	-	25,761	-	27,802
Transfers between funds	(10,814)	1,225	-	(5,353)	-	(116,140)	-	(224,441)
Surrenders (note 6)	-	-	-	-	-	(1,221)	-	(1,255)
Death Benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	-	-	(1)	-	(497)
Deductions for surrender charges (note 2d)	-	-	-	-	-	(1,425)	-	(1,039)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(946)	(956)	-	(372)	-	(7,452)	-	(10,860)
Asset charges (note 3)	(1)	(1)	-	-	-	(130)	-	(270)
Adjustments to maintain reserves	(2)	4	-	(231)	-	3,823	-	65

Net equity transactions	(9,584)	7,822	-	(4,433)	-	(96,785)	-	(210,495)

Net change in contract owners’ equity	(10,007)	8,894	-	(4,385)	-	(96,041)	-	(203,875)
Contract owners’ equity beginning of period	10,007	1,113	-	4,385	-	96,041	-	203,875

Contract owners’ equity end of period	$-	10,007	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	670	83	-	433	-	8,633	-	15,818
Units purchased	420	658	-	135	-	4,700	-	4,774
Units redeemed	(1,090)	(71)	-	(568)	-	(13,333)	-	(20,592)

Ending units	-	670	-	-	-	-	-	-

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVUG1		FVMOS
	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	-	1,904
Realized gain (loss) on investments	-	(4,824)	-	(3,705)
Change in unrealized gain (loss) on investments	-	10,765	-	2,255
Reinvested capital gains	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	5,941	-	454

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	-	8,807	-	404
Transfers between funds	-	(116,043)	-	(46,110)
Surrenders (note 6)	-	-	-	-
Death Benefits (note 4)	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	-	-
Deductions for surrender charges (note 2d)	-	-	-	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	-	(5,677)	-	(843)
Asset charges (note 3)	-	(154)	-	(32)
Adjustments to maintain reserves	-	1	-	(3)

Net equity transactions	-	(113,066)	-	(46,584)

Net change in contract owners’ equity	-	(107,125)	-	(46,130)
Contract owners’ equity beginning of period	-	107,125	-	46,130

Contract owners’ equity end of period	$-	-	-	-

CHANGES IN UNITS:
Beginning units	-	10,026	-	4,486
Units purchased	-	1,618	-	39
Units redeemed	-	(11,644)	-	(4,525)

Ending units	-	-	-	-

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

(1) Background and Summary of Significant Accounting Policies
(a) Organization and Nature of Operations
The Nationwide VL Separate Account-G (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life and Annuity Insurance Company (the Company) on December 10, 2003. The Account is registered as a unit investment trust under the Investment Company Act of 1940. The Company currently offers five individual flexible premium variable life insurance policies through the Account: Nationwide® Options Select, Nationwide MarathonSM VUL, Nationwide YourLife® Protection VUL, Nationwide YourLife® Accumulation VUL and Nationwide MarathonSM Performance VUL. The Company offers a last survivor flexible premium adjustable variable life insurance policy- Nationwide YourLife® Survivorship VUL. The primary distribution for contracts is through wholesalers and brokers.
(b) The Contracts
Only contracts with a front-end sales charge and certain other fees are offered for purchase. See note 2 for a discussion of policy charges and note 3 for asset charges.
With certain exceptions, contract owners may invest in the following:
BLACKROCK FUNDS
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II (MLVGA2)
DREYFUS CORPORATION FUNDS
Stock Index Fund, Inc. - Initial Shares (DSIF)
JANUS FUNDS
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
MASSACHUSETTS FINANCIAL SERVICES CO.
Investors Growth Stock Series - Initial Class (MIGIC)
Value Series - Initial Class (MVFIC)
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
M FUNDS
M Business Opportunity Value Fund (MFBOV)
M Capital Appreciation Fund (MFFCA)
M International Equity Fund (MFBIE)
M Large Cap Growth Fund (MFTCG)
MORGAN STANLEY
Core Plus Fixed Income Portfolio - Class I (MSVFI)
U.S. Real Estate Portfolio - Class I (MSVRE)*
NATIONWIDE FUNDS GROUP
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
American Funds NVIT Bond Fund - Class II (GVABD2)
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
American Funds NVIT Growth Fund - Class II (GVAGR2)
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
Federated NVIT High Income Bond Fund - Class I (HIBF)*
Federated NVIT High Income Bond Fund - Class III (HIBF3)
NVIT Emerging Markets Fund - Class III (GEM3)
NVIT International Equity Fund - Class III (GIG3)
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
NVIT Core Bond Fund - Class I (NVCBD1)
NVIT Core Plus Bond Fund - Class I (NVLCP1)
NVIT Fund - Class I (TRF)
NVIT Fund - Class II (TRF2)*
NVIT Government Bond Fund - Class I (GBF)
American Century NVIT Growth Fund - Class I (CAF)
NVIT International Index Fund - Class VI (GVIX6)
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
NVIT Mid Cap Index Fund - Class I (MCIF)

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

NVIT Money Market Fund - Class I (SAM)
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
NVIT Multi-Manager Small Company Fund - Class I (SCF)
NVIT Multi-Sector Bond Fund - Class I (MSBF)
NVIT Short Term Bond Fund - Class II (NVSTB2)
NVIT Large Cap Growth Fund - Class I (NVOLG1)
Templeton NVIT International Value Fund - Class III (NVTIV3)
Van Kampen NVIT Comstock Value Fund - Class I (EIF)
NVIT Real Estate Fund - Class I (NVRE1)
PORTFOLIOS OF THE ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
PORTFOLIOS OF THE AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Inflation Protection Fund - Class II (ACVIP2)
VP International Fund - Class III (ACVI3)*
VP Mid Cap Value Fund - Class I (ACVMV1)
VP Ultra(R) Fund - Class I (ACVU1)*
VP Value Fund - Class I (ACVV)*
VP Vista(SM) Fund - Class I (ACVVS1)*
PORTFOLIOS OF THE DREYFUS INVESTMENT PORTFOLIOS
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
PORTFOLIOS OF THE DREYFUS VARIABLE INVESTMENT FUND
Appreciation Portfolio - Initial Shares (DCAP)
PORTFOLIOS OF THE FEDERATED INSURANCE SERIES
Quality Bond Fund II - Primary Shares (FQB)
PORTFOLIOS OF THE FIDELITY(R) VARIABLE INSURANCE PRODUCTS
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
VIP Fund - Equity-Income Portfolio - Service Class (FEIS)
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
VIP Fund - Growth Portfolio - Service Class (FGS)
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
VIP Fund - Overseas Portfolio - Service Class R (FOSR)
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
PORTFOLIOS OF THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Income Securities Fund - Class 2 (FTVIS2)
Franklin Rising Dividends Securities Fund - Class 1 (FTVRDI)
Franklin Small Cap Value Securities Fund - Class 1 (FTVSVI)
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
Templeton Foreign Securities Fund - Class 3 (TIF3)
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
PORTFOLIOS OF THE NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
International Portfolio - S Class Shares (AMINS)*
Regency Portfolio - S Class Shares (AMRS)*
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
Socially Responsive Portfolio - I Class Shares (AMSRS)
PORTFOLIOS OF THE OPPENHEIMER VARIABLE ACCOUNT FUNDS
Capital Appreciation Fund/VA - Non-Service Shares (OVGR)*
Global Securities Fund/VA - Class 3 (OVGS3)
Global Securities Fund/VA - Non-Service Shares (OVGS)*
High Income Fund/VA - Class 3 (OVHI3)
High Income Fund/VA - Non-Service Shares (OVHI)
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
PORTFOLIOS OF THE PIMCO VARIABLE INSURANCE TRUST
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
Low Duration Portfolio - Administrative Class (PMVLDA)
Total Return Portfolio - Administrative Class (PMVTRA)
PORTFOLIOS OF THE PUTNAM VARIABLE TRUST
Putnam VT Growth and Income Fund - IB Shares (PVGIB)*
Putnam VT Voyager Fund - IB Shares (PVTVB)*
PORTFOLIOS OF THE VAN KAMPEN LIFE INVESTMENT TRUST
V.I. Basic Value Fund - Series I (AVBVI)*
V.I. Capital Appreciation Fund - Series I (AVCA)

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

V.I. Capital Development Fund - Series I (AVCDI)
T. ROWE PRICE
Blue Chip Growth Portfolio - II (TRBCG2)
Equity Income Portfolio - II (TREI2)*
Health Sciences Portfolio - II (TRHS2)
Limited-Term Bond Portfolio - II (TRLT2)*
VAN ECK ASSOCIATES CORPORATION
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
WADDELL & REED, INC.
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
Ivy Fund Variable Insurance Portfolios, Inc. - Balanced (WRBP)
Ivy Fund Variable Insurance Portfolios, Inc. - Bond (WRBDP)
Ivy Fund Variable Insurance Portfolios, Inc. - Core Equity (WRCEP)
Ivy Fund Variable Insurance Portfolios, Inc. - Dividend Opportunities (WRDIV)
Ivy Fund Variable Insurance Portfolios, Inc. - Energy (WRENG)
Ivy Funds Variable Insurance Portfolios, Inc. - Global Bond (WRGBP)
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources (WRGNR)
Ivy Fund Variable Insurance Portfolios, Inc. - Growth (WRGP)
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
Ivy Fund Variable Insurance Portfolios, Inc. - International Growth (WRIP)
Ivy Fund Variable Insurance Portfolios, Inc. - International Core Equity (WRI2P)
Ivy Funds Variable Insurance Portfolios, Inc. - Limited-Term Bond (WRLTBP)
Ivy Fund Variable Insurance Portfolios, Inc. - Micro Cap Growth (WRMIC)
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
Ivy Fund Variable Insurance Portfolios, Inc. - Money Market (WRMMP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive (WRPAP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)
Ivy Fund Variable Insurance Portfolios, Inc. - Real Estate Securities (WRRESP)
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology (WRSTP)
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth (WRSCP)
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Value (WRSCV)
Ivy Fund Variable Insurance Portfolios, Inc. - Value (WRVP)
WELLS FARGO FUNDS
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
*At December 31, 2011, contract owners were not invested in this fund.
The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain policy and asset charges (see notes 2 and 3). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.
A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.
Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.
A purchase payment could be presented as a negative equity transaction in the Statements of Changes in Contract Owners’ Equity if a prior period purchase payment is refunded to a contract owner due to a contract cancellation during the free look period, and/or if a gain is realized by the contract owner during the free look period.
The Company allocates purchase payments to sub-accounts and/or the fixed account as instructed by the contract owner. Shares of the sub-accounts are purchased at Net Asset Value, then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.
(c) Security Valuation, Transactions and Related Investment Income
Investments in underlying mutual funds are valued at the closing net asset value per share at December 31, 2011 of such funds. The cost of investments sold is determined on a first in - first out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed), and dividends and capital gain distributions are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.
(d) Federal Income Taxes
Operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not provide for income taxes within the Account. Taxes are generally the responsibility of the contract owner upon termination or withdrawal.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

(e) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(f) Recently Issued Accounting Standards
FASB ASC 820 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Account adopted FASB ASC 820 effective January 1, 2008. The adoption of FASB ASC 820 did not have a material impact on the Account’s financial position or results of operations.
In September 2009 the FASB issued ASU 2009-12, which amends FASB ASC 820, Fair Value Measurements and Disclosures. This guidance applies to reporting entities that hold an investment that is required or permitted to be measured or disclosed at fair value on a recurring or nonrecurring basis if the investment does not have a readily determinable fair value and the investee has attributes of an investment company. For these investments, this update allows, as a practical expedient, the use of net asset value (NAV) as the basis to estimate fair value as long as it is not probable, as of the measurement date that the investment will be sold and NAV is not the value that will be used in the sale. The NAVs must be calculated consistent with the American Institute of Certified Public Accountants Audit and Accounting Guide, Investment Companies, which generally requires these investments to be measured at fair value. Additionally, the guidance provided updated disclosures for investments within its scope and noted that if the investor can redeem the investment with the investee on the measurement date at NAV, the investment should likely be classified as Level 2 in the fair value hierarchy. Investments that cannot be redeemed with the investee at NAV would generally be classified as Level 3 in the fair value hierarchy. If the investment is not redeemable with the investee on the measurement date, but will be at a future date, the length of time until the investment is redeemable should be considered in determining classification as Level 2 or 3. This guidance is effective for interim and annual periods ending after December 15, 2009 with early adoption permitted. The Account adopted this guidance effective the period ending December 31, 2009. The adoption of this guidance did not have a material impact on the financial statements of the Account.
In January 2010, the FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements, the reasons for the transfers, and further disaggregating activity in level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods with January 1, 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Account adopted for the fiscal period beginning January 1, 2011.
In May 2011, the FASB issued ASU 2011-04, which amends existing guidance in Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. The guidance in this ASU clarifies existing fair value measurement guidance and expands disclosures primarily related to Level 3 fair value measurements. The ASU will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Account will adopt this guidance prospectively for the annual period beginning January 1, 2012. The adoption of this guidance will result in increased disclosures and will have an immaterial impact on the Account’s financial statements.
(g) Subsequent Events
The Company evaluated subsequent events through the date the financial statements were issued with the SEC.
(2) Policy Charges
(a) Deductions from Premium
For Nationwide® Options Select and Nationwide MarathonSM VUL contracts, the Company currently deducts 0.50% from each premium payment (up to 2.50% maximum) to cover sales expenses. The Company also deducts 3.50% from each premium payment to cover premium taxes.
For Nationwide YourLife® Accumulation VUL contracts, the Company currently deducts 2.50% from each premium payment (maximum is 2.50%) to cover sales expenses. The Company also deducts 3.50% from each premium payment to cover premium taxes.
For Nationwide MarathonSM Performance VUL contracts, the Company currently deducts 5.50% from each premium (the maximum is 6.50%) to cover sales expenses if the Accumulation Rider is not elected. If the Accumulation Rider is elected, the Company currently deducts 2.50% from each premium payment (the maximum is 2.50%) to cover sales expenses. The Company also deducts 3.50% from each premium to cover premium taxes, regardless of whether the Accumulation Rider has been elected.
For Nationwide YourLife® Protection VUL contracts, the Company currently deducts 6.50% from each premium (the maximum is 6.50%) to cover sales expenses. The Company also deducts 3.50% from each premium to cover premium taxes.
For Nationwide YourLife® Survivorship VUL contracts, the Company currently deducts 4.50% from each premium (the maximum is 6.50%) to cover sales expenses. The Company also deducts 3.50% from each premium to cover premium taxes.
The Company may, at its sole discretion, reduce the sales loading.
For the periods ended December 31, 2011 and 2010, total front-end sales charge deductions were $4,350,812 and $3,412,537, respectively and were recognized as a reduction of purchase payments on the Statement of Changes in Contract Owners’ Equity.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

(b) Cost of Insurance
A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge varies widely and is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).
(c) Administrative Charges
For all contracts, the Company currently deducts a short-term trading fee of 1.00% of an amount allocated to a sub account and transferred from that sub account within 60 days of that allocation.
For Nationwide® Options Select and Nationwide MarathonSM VUL contracts, the Company currently deducts a $10 administrative charge per policy per month (maximum of $20 per policy per month) taken proportionally from the sub accounts and any companion fixed funds of the contract.
For Nationwide YourLife® Protection VUL contracts and Nationwide MarathonSM Performance VUL, if the Accumulation Rider is not elected, the Company currently deducts a $20 administrative charge per month (which is also the maximum charge) in the first policy year and $5 per month thereafter.
For Nationwide YourLife® Accumulation VUL contracts and Nationwide MarathonSM Performance VUL, if the Accumulation Rider is elected, the Company currently deducts a $25 administrative charge per month (which is also the maximum charge) in the first policy year and $10 per month thereafter.
For Nationwide YourLife® Survivorship VUL contracts, the Company currently deducts a $15 administrative charge per month (maximum of $20 per policy per month).
For Nationwide® Options Select VUL contracts, the Company currently deducts a monthly underwriting and distribution charge on the first $250,000 of Specified Amount. The current underwriting and distribution charge is $0.15 per $1,000 of Specified Amount for Insureds younger than 50 as of the Policy Date, and $0.17 per $1,000 of Specified Amount for Insureds 50 or older as of the Policy Date. The maximum guaranteed charge is $0.20 per $1,000 of Specified Amount.
For MarathonSM Performance VUL contracts, if the Accumulation Rider is not elected, the guaranteed maximum underwriting and distribution charge for all ages is $0.20 per $1,000 of the first $250,000 of Base Policy Specified Amount and $0.10 per $1,000 of Base Policy Specified Amount in excess of $250,000. Currently, the Company charges rates lower than the guaranteed maximum. Any change in current rates will be applied uniformly for Insureds with the same issue age, Base Policy Specified Amount, and Death Benefit option in effect at the time of determination.
For MarathonSM Performance VUL contracts, if the Accumulation Rider is elected, the guaranteed maximum underwriting and distribution charge is of $1.18 per $1,000 of the first $250,000 of Base Policy Specified Amount and $1.01 per $1,000 of Base Policy Specified Amount in excess of $250,000. Currently, the Company may charge rates lower than the guaranteed maximums. Any change in current rates will be applied uniformly for Insureds with the same issue age, Base Policy Specified Amount, and Death Benefit option in effect at the time of determination.
For Nationwide MarathonSM contracts, the Company currently deducts a monthly underwriting and distribution charge of $0.10 per $1,000 of the first $250,000 of Specified Amount. The maximum guaranteed charge is $0.20 per $1,000 of the first $250,000 of Specified Amount.
For Nationwide YourLife® Protection VUL contracts, the Company currently deducts a monthly underwriting and distribution charge of $0.20 per $1,000 of Specified Amount. The maximum guaranteed charge is $0.20 per $1,000 of Specified Amount.
For Nationwide YourLife® Accumulation VUL contracts, the Company currently deducts a monthly underwriting and distribution charge of $1.18 per $1,000 of Specified Amount. The maximum guaranteed charge is $1.18 per $1,000 of Specified Amount.
For Nationwide YourLife® Survivorship VUL contracts, the monthly underwriting and distribution charge varies by the insureds’ attained ages, sexes and Base Policy Specified Amount. The maximum guaranteed underwriting and distribution charge is $0.74 per $1,000 of Specified Amount.
The charges above are assessed against each contract by liquidating units.
(d) Surrender Charges
Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class.
For Nationwide YourLife® Protection VUL contracts, the charge is 100% of the initial surrender charge from the first through second or third year, depending on the insured’s age at the time of policy issuance. Thereafter, the charge will begin to decline over time to 0% of the initial surrender charge in the thirteenth year or fifteenth year, depending on the insured’s age at the time of policy issuance.
For both the Nationwide® Options Select and Nationwide MarathonSM VUL contracts, the charge is 100% of the initial surrender charge from the first through second or third year, depending on the insured’s age at the time of policy issuance. Thereafter, the charge will begin to decline over time to 0% of the initial surrender charge in the eleventh year or thirteenth year, depending on the insured’s age at the time of policy issuance.
For Nationwide YourLife® Accumulation VUL contracts, the charge is 100% of the initial surrender charge from the first, through second or fourth year, depending on the insured’s age at the time of policy issuance. Thereafter, the charge will begin to and decline over time to 0% of the initial surrender charge in the eleventh year.
For MarathonSM Performance VUL contracts, the charge is 100% of the initial surrender charge in the first year, and declines over time to 0% of the initial surrender charge in the thirteenth year through fifteenth year, depending on the insured’s age at the time of policy issuance. The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

For Nationwide YourLife® Survivorship VUL contracts, the surrender charge is assessed during the first fifteen policy years upon surrender, policy lapse, or certain Base Policy Specified Amount decreases. The maximum Surrender Charge that may be assessed for any segment of coverage is $50 per $1,000 of Base Policy Specified Amount. The minimum Surrender Charge that may be assessed for any segment of coverage is $0.52 per $1,000 of Base Policy Specified Amount.
The charges above are assessed against each contract by liquidating units.
(3) Asset Charges
The Company deducts a charge related to the assumption of mortality and expense risk.
For Nationwide YourLife® Accumulation VUL contracts, the current charge is 0% of variable contract value on an annualized basis, with a guaranteed maximum charge of 0.30 % of the variable contract value on an annualized basis.
The amount of the charge for other contracts may vary based on the policy year and the amount of the contract value. The tables below show by product the amount of the charge on an annualized basis, current charges, and charge variation based on policy year and contract value.
Nationwide® Options Select VUL contracts

Policy Years	Charge for First $25,000 in Variable Contract Value (Annualized)	Charge for Next $225,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 10	0.60%	0.30%	0.10%
11 through 20	0.30%	0.20%	0.05%
21 and later	0.00%	0.00%	0.00%
Note: the guaranteed maximum for all contracts is 0.60% on an annualized basis.
Nationwide MarathonSM VUL contracts

Policy Years	Charge for First $25,000 in Variable Contract Value (Annualized)	Charge for Next $225,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 10	0.60%	0.30%	0.10%
11 through 20	0.30%	0.10%	0.00%
21 and later	0.00%	0.00%	0.00%
Note: the guaranteed maximum for all contracts is 0.60% on an annualized basis.
Nationwide®YourLife SM Protection VUL contracts

Policy Years	Charge for First $250,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.30%
16 or later	0.30%	0.20%
Note: the guaranteed maximum for all contracts is 0.80% on an annualized basis. Nationwide MarathonSM Performance VUL contracts For contracts that do not elect the accumulation rider, the charge will be deducted in accordance with the table below.

Policy Years	Charge for First $250,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.30%
16 or later	0.30%	0.20%
Note: the guaranteed maximum for all contracts not electing that accumulation rider is 0.80% on an annualized basis. If you do elect the accumulations rider, the maximum guaranteed charge is equal to an annualized rate of 0.30% of variable contract value for all policy years and the current charge is 0.00%.
Nationwide YourLife® Survivorship VUL contracts

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

Policy Years	Charge for First $250,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.50%
16 through 20	0.50%	0.50%
21 or later	0.00%	0.00%
Note: the guaranteed maximum for all contracts is 0.80% on an annualized basis of all variable account cash value for policy years 1-15, 0.50% on an annualized basis for all variable cash value for policy years 16-20 and 0.30% for policy year 21 and later.
The charges above are assessed against each contract by liquidating units.
(4) Death Benefits
Death benefit proceeds result in a redemption of the contract value from the Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the contract value on the date of death, the excess is paid by the Company’s general account.
(5) Policy Loans (Net of Repayments)
Contract provisions allow contract owners to borrow 90% of a policy’s variable cash surrender value plus 100% of a policy’s fixed cash surrender value less applicable value of surrender charge. Interest is charged on the outstanding loan and is due and payable in advance on the policy anniversary. For Nationwide® Options Select, Nationwide MarathonSM VUL, Nationwide YourLife® Accumulation VUL contracts and Nationwide YourLife® Survivorship VUL the maximum guaranteed loan interest charged is 3.90% on the outstanding loan. For the Nationwide YourLife® Protection and Nationwide MarathonSM Performance VUL contracts the maximum guaranteed loan interest charged is 4.50%, except for contract owners electing the accumulation rider on the Nationwide MarathonSM Performance in which case the maximum guaranteed loan interest charged is 3.90%. Current loan interest charged may vary. At the time the loan is granted, the amount of the loan is transferred from the Account to the Company’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company’s general account to the Account. Loan repayments result in a transfer of collateral including interest credited back to the Account.
(6) Related Party Transactions
The Company performs various services on behalf of the mutual fund companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.
Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. These transfers are the result of the contract owner executing fund exchanges. Fund exchanges from the Account to the fixed account are included in surrenders, and fund exchanges from the fixed account to the Account are included in purchase payments received from contract owners, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity. Policy loan transactions (note 5), executed at the direction of the contract owner, also result in transfers between the Account and the fixed account of the Company, but are included in Net Policy (Loans) Repayments. The fixed account assets are not reflected in the accompanying financial statements. For the periods ended December 31, 2011 and 2010, total transfers into the Account from the fixed account were $6,120,487 and $5,676,468, respectively, and total transfers from the Account to the fixed account were $3,447,374 and $1,990,052, respectively.
(7) Fair Value Measurement
FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.
In accordance with FASB ASC 820, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.
The Account categorizes financial assets recorded at fair value as follows:
• Level 1 – Unadjusted quoted prices accessible in active markets and mutual funds where the value per share (unit) is determined and published and is the basis for current transactions for identical assets or liabilities at the measurement date.
• Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
• Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

The Account recognizes significant transfers between fair value hierarchy levels at the reporting period end. There were no significant transfers between Level 1 and 2 as of December 31, 2011.
The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Separate Account Investments	$168,533,344	$0	$0	$168,533,344
The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under FASB ASC 820.
The cost of purchases and proceeds from sales of Investments for the year ended December 31,2011 are as follows:

	Purchases of Investments	Sales of Investments
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II ( MLVGA2 )	$2,734,086	$267,970
Stock Index Fund, Inc. - Initial Shares ( DSIF )	1,038,357	288,834
Janus Aspen Series - Forty Portfolio - Service Shares ( JACAS )	511,236	600,401
Janus Aspen Series - Global Technology Portfolio - Service II Shares ( JAGTS2 )	288,462	49,313
Janus Aspen Series - Overseas Portfolio - Service II Shares ( JAIGS2 )	1,745,736	428,826
Investors Growth Stock Series - Initial Class ( MIGIC )	2,415	3,449
Value Series - Initial Class ( MVFIC )	938,243	404,313
Variable Insurance Trust II - International Value Portfolio - Service Class ( MVIVSC )	170,222	53,855
M Business Opportunity Value Fund ( MFBOV )	96,385	36,575
M Capital Appreciation Fund ( MFFCA )	121,252	30,298
M International Equity Fund ( MFBIE )	178,778	41,787
M Large Cap Growth Fund ( MFTCG )	117,727	38,579
Core Plus Fixed Income Portfolio - Class I ( MSVFI )	29,822	14,509
U.S. Real Estate Portfolio - Class I ( MSVRE )	-	-
American Century NVIT Multi Cap Value Fund - Class I ( NVAMV1 )	328,888	426,000
American Funds NVIT Asset Allocation Fund - Class II ( GVAAA2 )	1,260,885	332,982
American Funds NVIT Bond Fund - Class II ( GVABD2 )	126,653	60,995
American Funds NVIT Global Growth Fund - Class II ( GVAGG2 )	319,128	260,001
American Funds NVIT Growth Fund - Class II ( GVAGR2 )	660,354	502,252
American Funds NVIT Growth-Income Fund - Class II ( GVAGI2 )	335,423	124,214
Federated NVIT High Income Bond Fund - Class III ( HIBF3 )	1,452,474	397,413
NVIT Emerging Markets Fund - Class III ( GEM3 )	734,332	272,936
NVIT International Equity Fund - Class III ( GIG3 )	134,735	23,593
Gartmore NVIT International Equity Fund - Class VI ( NVIE6 )	69,875	68,396
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I ( NVNMO1 )	102,638	60,788
Neuberger Berman NVIT Socially Responsible Fund - Class II ( NVNSR2 )	760,921	280,291
NVIT Cardinal Aggressive Fund - Class I ( NVCRA1 )	1,295,658	162,117
NVIT Cardinal Balanced Fund - Class I ( NVCRB1 )	1,235,080	240,306
NVIT Cardinal Capital Appreciation Fund - Class I ( NVCCA1 )	2,903,075	852,769
NVIT Cardinal Conservative Fund - Class I ( NVCCN1 )	518,849	47,404
NVIT Cardinal Moderate Fund - Class I ( NVCMD1 )	1,695,762	1,143,402
NVIT Cardinal Moderately Aggressive Fund - Class I ( NVCMA1 )	3,344,822	767,988
NVIT Cardinal Moderately Conservative Fund - Class I ( NVCMC1 )	515,343	127,478
NVIT Core Bond Fund - Class I ( NVCBD1 )	649,200	292,650
NVIT Core Plus Bond Fund - Class I ( NVLCP1 )	179,988	16,152
NVIT Fund - Class I ( TRF )	52,102	234,568
NVIT Government Bond Fund - Class I ( GBF )	614,832	801,010
American Century NVIT Growth Fund - Class I ( CAF )	46,820	28,885
NVIT International Index Fund - Class VI ( GVIX6 )	400,483	79,275
NVIT Investor Destinations Aggressive Fund - Class II ( GVIDA )	740,493	353,351
NVIT Investor Destinations Balanced Fund - Class II ( NVDBL2 )	747,433	80,871
NVIT Investor Destinations Capital Appreciation Fund - Class II ( NVDCA2 )	668,488	38,085
NVIT Investor Destinations Conservative Fund - Class II ( GVIDC )	836,812	327,666
NVIT Investor Destinations Moderate Fund - Class II ( GVIDM )	3,858,822	845,545
NVIT Investor Destinations Moderately Aggressive Fund - Class II ( GVDMA )	4,126,638	1,035,597
NVIT Investor Destinations Moderately Conservative Fund - Class II ( GVDMC )	554,634	134,174
NVIT Mid Cap Index Fund - Class I ( MCIF )	270,186	86,828
NVIT Money Market Fund - Class I ( SAM )	16,137,139	11,184,096
NVIT Multi-Manager International Growth Fund - Class III ( NVMIG3 )	127,140	269,342
NVIT Multi-Manager International Value Fund - Class III ( GVDIV3 )	114,895	26,916
NVIT Multi-Manager Large Cap Growth Fund - Class I ( NVMLG1 )	344,600	255,461
NVIT Multi-Manager Large Cap Value Fund - Class I ( NVMLV1 )	130,096	33,708
NVIT Multi-Manager Mid Cap Growth Fund - Class I ( NVMMG1 )	208,336	280,331
NVIT Multi-Manager Mid Cap Value Fund - Class II ( NVMMV2 )	93,840	214,105
NVIT Multi-Manager Small Cap Growth Fund - Class I ( SCGF )	205,892	75,603
NVIT Multi-Manager Small Cap Value Fund - Class I ( SCVF )	173,554	80,068
NVIT Multi-Manager Small Company Fund - Class I ( SCF )	207,669	113,222
NVIT Multi-Sector Bond Fund - Class I ( MSBF )	234,095	67,030
NVIT Short Term Bond Fund - Class II ( NVSTB2 )	58,410	36,515

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

NVIT Large Cap Growth Fund - Class I ( NVOLG1 )	368,587	373,313
Templeton NVIT International Value Fund - Class III ( NVTIV3 )	162,607	273,656
Van Kampen NVIT Comstock Value Fund - Class I ( EIF )	239,240	168,381
NVIT Real Estate Fund - Class I ( NVRE1 )	877,468	278,123
VPS Small/Mid Cap Value Portfolio - Class A ( ALVSVA )	421,510	130,897
VP Inflation Protection Fund - Class II ( ACVIP2 )	704,884	227,835
VP Mid Cap Value Fund - Class I ( ACVMV1 )	483,556	240,733
VP Value Fund - Class I ( ACVV )	6	539
Small Cap Stock Index Portfolio - Service Shares ( DVSCS )	514,962	183,396
Appreciation Portfolio - Initial Shares ( DCAP )	355,554	81,943
Quality Bond Fund II - Primary Shares ( FQB )	8,676	79,861
VIP Fund - Contrafund Portfolio - Service Class ( FCS )	-	-
VIP Fund - Energy Portfolio - Service Class 2 ( FNRS2 )	1,549,149	391,601
VIP Fund - Equity-Income Portfolio - Service Class ( FEIS )	583,288	223,191
VIP Fund - Freedom Fund 2010 Portfolio - Service Class ( FF10S )	230,721	49,214
VIP Fund - Freedom Fund 2020 Portfolio - Service Class ( FF20S )	558,185	286,846
VIP Fund - Freedom Fund 2030 Portfolio - Service Class ( FF30S )	831,922	206,883
VIP Fund - Growth Portfolio - Service Class ( FGS )	484,267	163,824
VIP Fund - Investment Grade Bond Portfolio - Service Class ( FIGBS )	803,401	603,722
VIP Fund - Mid Cap Portfolio - Service Class ( FMCS )	1,373,585	571,684
VIP Fund - Overseas Portfolio - Service Class R ( FOSR )	242,039	141,530
VIP Fund - Value Strategies Portfolio - Service Class ( FVSS )	2,696	4,930
Franklin Income Securities Fund - Class 2 ( FTVIS2 )	510,734	144,791
Franklin Rising Dividends Securities Fund - Class 1 ( FTVRDI )	3,051	5,368
Franklin Small Cap Value Securities Fund - Class 1 ( FTVSVI )	465,594	606,500
Templeton Developing Markets Securities Fund - Class 3 ( FTVDM3 )	146,196	177,458
Templeton Foreign Securities Fund - Class 3 ( TIF3 )	73,694	64,992
Templeton Global Bond Securities Fund - Class 3 ( FTVGI3 )	1,487,300	194,214
VIP Founding Funds Allocation Fund - Class 2 ( FTVFA2 )	449,903	74,293
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares ( AMTB )	726,149	636,067
International Portfolio - S Class Shares ( AMINS )	-	-
Small-Cap Growth Portfolio - S Class Shares ( AMFAS )	14,865	11,899
Socially Responsive Portfolio - I Class Shares ( AMSRS )	12,129	25,461
Global Securities Fund/VA - Class 3 ( OVGS3 )	259,222	99,424
High Income Fund/VA - Class 3 ( OVHI3 )	25,174	12,576
High Income Fund/VA - Non-Service Shares ( OVHI )	134	213
Main Street Fund(R)/VA - Non-Service Shares ( OVGI )	123,918	264,399
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares ( OVSC )	418,577	102,867
Foreign Bond Portfolio (Unhedged) - Administrative Class ( PMVFBA )	453,103	107,161
Low Duration Portfolio - Administrative Class ( PMVLDA )	1,432,881	1,118,136
Total Return Portfolio - Administrative Class ( PMVTRA )	412,136	63,179
V.I. Capital Appreciation Fund - Series I ( AVCA )	6,099	5,298
V.I. Capital Development Fund - Series I ( AVCDI )	40,200	40,924
Blue Chip Growth Portfolio - II ( TRBCG2 )	-	541
Equity Income Portfolio - II ( TREI2 )	2	322
Health Sciences Portfolio - II ( TRHS2 )	315,140	58,717
VIP Trust - Global Hard Assets Fund: Class R1 ( VWHAR )	748,593	120,335
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy ( WRASP )	2,252,972	1,109,475
Ivy Fund Variable Insurance Portfolios, Inc. - Balanced ( WRBP )	60,177	10,203
Ivy Fund Variable Insurance Portfolios, Inc. - Bond ( WRBDP )	276,626	37,016
Ivy Fund Variable Insurance Portfolios, Inc. - Core Equity ( WRCEP )	121,903	34,818
Ivy Fund Variable Insurance Portfolios, Inc. - Dividend Opportunities ( WRDIV )	125,582	22,258
Ivy Fund Variable Insurance Portfolios, Inc. - Energy ( WRENG )	76,222	13,958
Ivy Funds Variable Insurance Portfolios, Inc. - Global Bond ( WRGBP )	2,168	71
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources ( WRGNR )	161,572	22,621
Ivy Fund Variable Insurance Portfolios, Inc. - Growth ( WRGP )	93,465	6,867
Ivy Fund Variable Insurance Portfolios, Inc. - High Income ( WRHIP )	248,153	78,060
Ivy Fund Variable Insurance Portfolios, Inc. - International Growth ( WRIP )	102,297	24,267
Ivy Fund Variable Insurance Portfolios, Inc. - International Core Equity ( WRI2P )	106,291	15,595
Ivy Funds Variable Insurance Portfolios, Inc. - Limited-Term Bond ( WRLTBP )	2,969	84
Ivy Fund Variable Insurance Portfolios, Inc. - Micro Cap Growth ( WRMIC )	79,113	11,466
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth ( WRMCG )	141,843	15,102
Ivy Fund Variable Insurance Portfolios, Inc. - Money Market ( WRMMP )	818,228	716,261
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive ( WRPAP )	148,248	20,451
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative ( WRPCP )	207,211	62,375
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate ( WRPMP )	707,427	76,746
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive ( WRPMAP )	821,628	107,214
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)	131,192	13,272
Ivy Fund Variable Insurance Portfolios, Inc. - Real Estate Securities ( WRRESP )	75,988	8,906
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology ( WRSTP )	192,069	47,266
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth ( WRSCP )	87,886	21,326
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Value ( WRSCV )	46,600	48,386
Ivy Fund Variable Insurance Portfolios, Inc. - Value ( WRVP )	31,004	4,740
Advantage VT Small Cap Growth Fund - Class 2 ( WFVSCG )	218,466	110,537

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

AllianceBernstein NVIT Global Fixed Income Fund - Class III(obsolete) ( NVAGF3 )		12,110	63,369
Gartmore NVIT Worldwide Leaders Fund—Class III ( GEF3 )		6,112	15,589

	Total	$83,826,832	$36,736,624

(8) Financial Highlights
The following tabular presentation is a summary of units, unit fair values, contract owners’ equity outstanding and contract expense rates for variable life contracts as of December 31, 2011, and the investment income ratio and total return for each of the periods in the five year period ended December 31, 2011. Total return and investment income ratio for periods with no ending contract owners’ equity were considered to be irrelevant, and therefore are not presented.

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class II (MLVGA2)
2011	0.00%	325,219	$12.900807	$4,195,588	2.92%	-3.63%
2010	0.00%	154,611	13.386468	2,069,695	1.90%	9.88%
2009	0.00%	32,706	12.182592	398,444	3.46%	21.83%	5/1/2009
Stock Index Fund, Inc. - Initial Shares (DSIF)
2011	0.00%	287,581	11.975613	3,443,959	1.89%	1.88%
2010	0.00%	231,422	11.754920	2,720,347	1.93%	14.84%
2009	0.00%	183,488	10.236118	1,878,205	2.13%	26.33%
2008	0.00%	136,077	8.102406	1,102,552	2.29%	-37.14%
2007	0.00%	80,552	12.889762	1,038,296	1.83%	5.26%
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
2011	0.00%	149,403	11.639880	1,739,033	0.24%	-6.94%
2010	0.00%	155,217	12.508137	1,941,476	0.26%	6.48%
2009	0.00%	90,368	11.747058	1,061,558	0.01%	46.01%
2008	0.00%	52,700	8.045115	423,976	0.01%	-44.31%
2007	0.00%	4,350	14.445945	62,840	0.33%	36.63%
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
2011	0.00%	22,379	10.352942	231,688	0.00%	-8.81%
2010	0.00%	1,811	11.352948	20,560	0.00%	13.53%	5/3/2010
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
2011	0.00%	312,148	10.783470	3,366,039	0.39%	-32.33%
2010	0.00%	226,274	15.936367	3,605,986	0.56%	25.03%
2009	0.00%	171,108	12.746144	2,180,967	0.42%	79.07%
2008	0.00%	113,377	7.117893	807,004	2.70%	-52.21%
2007	0.00%	48,306	14.893765	719,458	0.53%	28.07%
Investors Growth Stock Series - Initial Class (MIGIC)
2011	0.00%	368	12.633894	4,649	0.58%	0.58%
2010	0.00%	456	12.561314	5,728	0.43%	12.47%
2009	0.00%	398	11.168160	4,445	0.69%	39.55%
2008	0.00%	335	8.002768	2,681	0.53%	-36.87%
2007	0.00%	250	12.677102	3,169	0.29%	11.36%
Value Series - Initial Class (MVFIC)
2011	0.00%	248,200	12.879603	3,196,717	1.59%	-0.30%
2010	0.00%	211,083	12.918661	2,726,910	1.48%	11.53%
2009	0.00%	132,328	11.582760	1,532,723	1.20%	22.71%
2008	0.00%	47,608	9.438767	449,361	0.95%	-32.58%
2007	0.00%	26,056	14.000352	364,793	0.50%	7.91%
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
2011	0.00%	11,163	10.650622	118,893	1.42%	-1.78%
2010	0.00%	825	10.843288	8,946	0.00%	8.43%	5/3/2010
M Business Opportunity Value Fund (MFBOV)
2011	0.00%	32,536	8.309381	270,354	0.37%	-4.11%
2010	0.00%	25,620	8.665720	222,016	0.71%	9.27%
2009	0.00%	16,171	7.930242	128,240	0.68%	24.58%
2008	0.00%	7,871	6.365512	50,103	0.05%	-34.48%
2007	0.00%	6,272	9.715909	60,938	0.00%	-2.84%	9/18/2007
M Capital Appreciation Fund (MFFCA)
2011	0.00%	25,361	10.049361	254,862	0.00%	-7.22%
2010	0.00%	19,701	10.831673	213,395	0.19%	27.00%
2009	0.00%	13,297	8.528591	113,405	0.06%	48.61%
2008	0.00%	8,429	5.739062	48,374	0.00%	-42.03%
2007	0.00%	5,678	9.900064	56,213	0.00%	-1.00%	9/18/2007
M International Equity Fund (MFBIE)
2011	0.00%	43,251	7.076176	306,052	4.27%	-13.56%
2010	0.00%	26,038	8.186209	213,153	4.31%	4.61%
2009	0.00%	14,298	7.825688	111,892	3.79%	25.28%
2008	0.00%	6,018	6.246550	37,592	4.59%	-39.84%
2007	0.00%	3,324	10.383840	34,516	1.47%	3.84%	9/18/2007

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
M Large Cap Growth Fund (MFTCG)
2011	0.00%	30,075	$9.179807	$276,083	0.00%	-0.80%
2010	0.00%	21,687	9.253931	200,690	0.38%	23.06%
2009	0.00%	13,319	7.519606	100,154	0.55%	37.40%
2008	0.00%	6,432	5.472607	35,199	0.02%	-48.97%
2007	0.00%	3,248	10.724819	34,834	0.00%	7.25%	9/18/2007
Core Plus Fixed Income Portfolio - Class I (MSVFI)
2011	0.00%	8,174	12.682719	103,669	3.80%	5.65%
2010	0.00%	7,213	12.004773	86,590	5.42%	7.14%
2009	0.00%	12,096	11.204270	135,527	11.88%	9.64%
2008	0.00%	28,841	10.218734	294,718	4.14%	-10.20%
2007	0.00%	32,734	11.380012	372,513	3.39%	5.45%
U.S. Real Estate Portfolio - Class I (MSVRE)
2008	0.00%	52,025	8.656213	450,338	3.67%	-37.89%
2007	0.00%	41,926	13.937607	584,348	1.00%	-17.07%
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
2011	0.00%	83,852	14.348277	1,203,132	1.58%	0.65%
2010	0.00%	94,019	14.256071	1,340,342	1.59%	13.46%
2009	0.00%	1,653	12.564442	20,769	0.88%	25.64%	5/1/2009
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
2011	0.00%	376,643	10.979437	4,135,328	1.22%	0.93%
2010	0.00%	291,751	10.878393	3,173,782	1.08%	12.02%
2009	0.00%	143,955	9.711378	1,398,001	0.09%	23.41%
2008	0.00%	86,089	7.868935	677,429	3.74%	-29.78%
2007	0.00%	24,380	11.205324	273,186	7.29%	6.14%
American Funds NVIT Bond Fund - Class II (GVABD2)
2011	0.00%	49,036	12.292646	602,782	2.13%	5.72%
2010	0.00%	44,558	11.627184	518,084	1.60%	5.99%
2009	0.00%	31,824	10.970085	349,112	0.39%	12.15%
2008	0.00%	19,150	9.781713	187,319	8.04%	-9.87%
2007	0.00%	4,806	10.853118	52,160	12.10%	2.98%
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
2011	0.00%	90,535	10.875437	984,608	0.85%	-9.31%
2010	0.00%	85,800	11.991721	1,028,890	0.76%	11.30%
2009	0.00%	66,698	10.774250	718,621	0.00%	41.60%
2008	0.00%	34,853	7.608765	265,187	3.86%	-38.64%
2007	0.00%	9,724	12.399481	120,573	3.48%	14.36%
American Funds NVIT Growth Fund - Class II (GVAGR2)
2011	0.00%	185,580	10.115272	1,877,192	0.27%	-4.69%
2010	0.00%	171,060	10.612804	1,815,426	0.17%	18.19%
2009	0.00%	99,951	8.979238	897,484	0.00%	38.78%
2008	0.00%	63,278	6.470039	409,410	2.57%	-44.21%
2007	0.00%	28,662	11.597638	332,412	1.18%	11.90%
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
2011	0.00%	126,457	8.687464	1,098,591	0.91%	-2.24%
2010	0.00%	103,788	8.886120	922,273	0.85%	10.97%
2009	0.00%	43,831	8.007342	350,970	0.00%	30.69%
2008	0.00%	23,626	6.126963	144,755	4.55%	-38.06%
2007	0.00%	1,448	9.892316	14,324	0.72%	-1.08%	5/1/2007
Federated NVIT High Income Bond Fund - Class III (HIBF3)
2011	0.00%	131,352	14.839228	1,949,162	8.09%	3.81%
2010	0.00%	67,173	14.295077	960,243	9.58%	13.16%
2009	0.00%	44,372	12.632602	560,534	10.14%	46.08%
2008	0.00%	21,626	8.647843	187,019	10.34%	-28.10%
2007	0.00%	11,190	12.027193	134,584	7.70%	3.17%

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Emerging Markets Fund - Class III (GEM3)
2011	0.00%	126,017	$16.493303	$2,078,437	0.76%	-22.39%
2010	0.00%	103,153	21.252025	2,192,210	0.08%	16.21%
2009	0.00%	86,223	18.287102	1,576,769	1.19%	63.48%
2008	0.00%	44,366	11.185864	496,271	1.39%	-57.83%
2007	0.00%	24,604	26.524857	652,618	0.75%	45.55%
NVIT International Equity Fund - Class III (GIG3)
2011	0.00%	12,503	8.459397	105,768	1.98%	-15.41%	5/2/2011
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
2011	0.00%	36,549	7.251572	265,038	1.00%	-10.00%
2010	0.00%	37,091	8.057227	298,851	0.88%	13.00%
2009	0.00%	52,401	7.130177	373,628	0.22%	29.45%
2008	0.00%	4,934	5.508000	27,176	1.15%	-44.92%	5/1/2008
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
2011	0.00%	39,183	8.099461	317,361	0.61%	-11.62%
2010	0.00%	35,126	9.164158	321,900	0.26%	15.61%
2009	0.00%	19,640	7.927018	155,687	0.19%	52.96%
2008	0.00%	39	5.182412	202	0.00%	-48.18%	5/1/2008
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
2011	0.00%	118,184	9.691118	1,145,335	0.62%	-3.27%
2010	0.00%	72,005	10.018250	721,364	0.62%	23.56%
2009	0.00%	91,858	8.107965	744,781	0.44%	31.27%
2008	0.00%	88,800	6.176544	548,477	0.43%	-38.23%	5/1/2008
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
2011	0.00%	277,401	8.950086	2,482,763	2.08%	-6.19%
2010	0.00%	163,017	9.540229	1,555,220	0.42%	15.00%
2009	0.00%	67,030	8.295819	556,069	1.16%	29.30%
2008	0.00%	16,061	6.416027	103,048	1.31%	-35.84%	5/1/2008
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
2011	0.00%	255,651	10.462826	2,674,832	2.61%	-1.26%
2010	0.00%	167,231	10.596561	1,772,073	1.07%	10.46%
2009	0.00%	75,697	9.593104	726,169	2.37%	19.88%
2008	0.00%	23,058	8.002099	184,513	1.47%	-19.98%	5/1/2008
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
2011	0.00%	392,818	9.807509	3,852,566	2.27%	-3.37%
2010	0.00%	199,390	10.149086	2,023,626	0.76%	12.46%
2009	0.00%	114,328	9.025006	1,031,811	2.05%	24.25%
2008	0.00%	29,990	7.263571	217,835	1.75%	-27.36%	5/1/2008
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
2011	0.00%	91,097	11.227964	1,022,834	2.80%	1.50%
2010	0.00%	50,764	11.062310	561,567	1.34%	6.87%
2009	0.00%	12,702	10.351566	131,486	3.11%	13.22%
2008	0.00%	5,694	9.142885	52,061	2.42%	-8.57%	5/1/2008
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
2011	0.00%	536,603	10.135390	5,438,681	2.36%	-2.25%
2010	0.00%	502,389	10.368348	5,208,944	0.88%	11.42%
2009	0.00%	171,116	9.305236	1,592,275	2.68%	22.00%
2008	0.00%	20,669	7.626933	157,640	1.78%	-23.73%	5/1/2008
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
2011	0.00%	775,811	9.463303	7,341,735	2.43%	-4.57%
2010	0.00%	541,174	9.916957	5,366,799	0.70%	13.50%
2009	0.00%	310,026	8.737590	2,708,880	2.12%	26.69%
2008	0.00%	55,360	6.896919	381,815	1.72%	-31.03%	5/1/2008
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
2011	0.00%	85,823	10.740467	921,779	2.81%	-0.28%
2010	0.00%	51,188	10.770841	551,338	1.22%	9.31%
2009	0.00%	31,516	9.853071	310,529	2.53%	17.64%
2008	0.00%	13,698	8.375935	114,734	1.48%	-16.24%	5/1/2008

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Core Bond Fund - Class I (NVCBD1)
2011	0.00%	96,917	$12.345910	$1,196,529	3.23%	6.59%
2010	0.00%	69,927	11.582155	809,905	2.95%	7.06%
2009	0.00%	46,963	10.818752	508,081	3.75%	8.78%
2008	0.00%	4,746	9.945181	47,200	1.56%	-0.55%	5/1/2008
NVIT Core Plus Bond Fund - Class I (NVLCP1)
2011	0.00%	26,251	13.370773	350,996	2.65%	6.37%
2010	0.00%	14,090	12.569892	177,110	2.93%	8.35%
2009	0.00%	3,588	11.600708	41,623	5.45%	16.62%
2008	0.00%	230	9.947099	2,288	3.30%	-0.53%	5/1/2008
NVIT Fund - Class I (TRF)
2011	0.00%	52,433	11.221824	588,394	1.09%	0.53%
2010	0.00%	68,854	11.162791	768,603	1.00%	13.45%
2009	0.00%	80,590	9.839457	792,962	1.39%	26.10%
2008	0.00%	84,151	7.803097	656,639	1.40%	-41.55%
2007	0.00%	81,126	13.351018	1,083,115	1.16%	8.18%
NVIT Government Bond Fund - Class I (GBF)
2011	0.00%	103,949	14.166560	1,472,600	2.84%	7.25%
2010	0.00%	121,105	13.208362	1,599,599	2.80%	4.78%
2009	0.00%	139,277	12.605611	1,755,672	3.53%	2.69%
2008	0.00%	117,240	12.275629	1,439,195	4.28%	7.72%
2007	0.00%	40,524	11.395982	461,811	5.07%	7.16%
American Century NVIT Growth Fund - Class I (CAF)
2011	0.00%	1,858	9.174041	17,045	0.62%	-8.26%	5/2/2011
NVIT International Index Fund - Class VI (GVIX6)
2011	0.00%	107,284	8.254444	885,570	2.75%	-12.72%
2010	0.00%	72,715	9.456969	687,664	2.47%	7.54%
2009	0.00%	34,255	8.793694	301,228	3.18%	28.62%
2008	0.00%	17,707	6.837123	121,065	2.01%	-43.11%
2007	0.00%	14,812	12.017667	178,006	1.65%	9.50%
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
2011	0.00%	249,362	12.065374	3,008,646	1.83%	-3.93%
2010	0.00%	221,749	12.559061	2,784,959	1.64%	14.63%
2009	0.00%	155,410	10.956366	1,702,729	1.00%	27.21%
2008	0.00%	86,385	8.613097	744,042	2.41%	-36.84%
2007	0.00%	24,672	13.637494	336,464	2.19%	5.96%
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
2011	0.00%	75,561	12.895684	974,411	2.16%	0.88%
2010	0.00%	24,978	12.782641	319,285	1.16%	9.81%
2009	0.00%	1,417	11.640280	16,494	1.76%	16.40%	5/1/2009
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
2011	0.00%	118,997	13.544740	1,611,783	2.02%	-0.94%
2010	0.00%	75,852	13.672666	1,037,099	1.22%	12.03%
2009	0.00%	8,016	12.204484	97,831	1.35%	22.04%	5/1/2009
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
2011	0.00%	124,507	12.951126	1,612,506	2.43%	2.93%
2010	0.00%	87,481	12.582446	1,100,725	2.01%	5.89%
2009	0.00%	53,773	11.882294	638,947	1.70%	9.08%
2008	0.00%	20,458	10.892776	222,845	3.94%	-6.02%
2007	0.00%	1,266	11.590847	14,674	3.73%	5.38%
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
2011	0.00%	739,675	12.720302	9,408,889	2.16%	-0.04%
2010	0.00%	518,780	12.725464	6,601,716	1.69%	10.91%
2009	0.00%	268,912	11.473370	3,085,327	1.37%	19.14%
2008	0.00%	102,479	9.630534	986,929	2.97%	-23.20%
2007	0.00%	59,144	12.538964	741,604	3.09%	5.66%

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
2011	0.00%	987,577	$12.475556	$12,320,572	2.05%	-2.13%
2010	0.00%	761,845	12.746609	9,710,940	1.80%	12.83%
2009	0.00%	425,494	11.296821	4,806,730	1.26%	24.39%
2008	0.00%	255,853	9.081599	2,323,555	2.72%	-31.39%
2007	0.00%	156,190	13.236630	2,067,429	2.50%	6.15%
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
2011	0.00%	65,530	13.010443	852,574	2.38%	2.06%
2010	0.00%	34,079	12.747585	434,425	2.04%	8.52%
2009	0.00%	25,450	11.747183	298,966	1.43%	14.56%
2008	0.00%	12,983	10.254072	133,130	3.83%	-15.04%
2007	0.00%	1,116	12.069809	13,470	3.34%	5.86%
NVIT Mid Cap Index Fund - Class I (MCIF)
2011	0.00%	52,240	14.527168	758,899	0.81%	-2.54%
2010	0.00%	41,128	14.906376	613,069	1.21%	26.20%
2009	0.00%	53,080	11.811646	626,962	1.06%	36.76%
2008	0.00%	38,566	8.637043	333,096	1.35%	-36.46%
2007	0.00%	23,042	13.593553	313,223	1.42%	7.56%
NVIT Money Market Fund - Class I (SAM)
2011	0.00%	968,748	11.482073	11,123,235	0.00%	0.00%
2010	0.00%	537,380	11.482065	6,170,232	0.00%	0.00%
2009	0.00%	528,280	11.482050	6,065,737	0.21%	0.04%
2008	0.00%	414,695	11.477234	4,759,554	1.74%	2.05%
2007	0.00%	174,684	11.246272	1,964,544	4.75%	4.79%
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
2011	0.00%	71,965	8.660251	623,235	1.25%	-9.37%
2010	0.00%	86,794	9.555175	829,332	0.76%	14.04%
2009	0.00%	92,482	8.379106	774,916	1.28%	36.46%
2008	0.00%	83,365	6.140389	511,893	0.11%	-38.60%	5/1/2008
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
2011	0.00%	76,483	8.974574	686,402	2.00%	-16.11%
2010	0.00%	68,742	10.698362	735,427	2.55%	6.11%
2009	0.00%	61,633	10.082162	621,394	2.25%	29.84%
2008	0.00%	69,824	7.765128	542,194	1.79%	-46.33%
2007	0.00%	60,332	14.468946	872,940	2.26%	2.93%
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
2011	0.00%	121,747	9.263525	1,127,806	0.01%	-2.91%
2010	0.00%	112,634	9.540808	1,074,619	0.05%	15.51%
2009	0.00%	79,282	8.259762	654,850	0.75%	29.78%
2008	0.00%	2,391	6.364575	15,219	0.52%	-36.35%	5/1/2008
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
2011	0.00%	33,449	8.634796	288,825	1.18%	-5.83%
2010	0.00%	24,511	9.169345	224,750	0.86%	13.05%
2009	0.00%	13,082	8.111157	106,110	1.37%	27.59%
2008	0.00%	183	6.357067	1,163	0.75%	-36.43%	5/1/2008
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
2011	0.00%	139,190	9.695515	1,349,519	0.00%	-4.23%
2010	0.00%	145,695	10.123676	1,474,969	0.00%	26.82%
2009	0.00%	149,880	7.982859	1,196,471	0.00%	27.12%
2008	0.00%	26,311	6.279727	165,226	0.00%	-37.20%	5/1/2008
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
2011	0.00%	36,583	10.303092	376,918	0.75%	-2.32%
2010	0.00%	48,371	10.547920	510,213	1.21%	19.63%
2009	0.00%	82,042	8.817001	723,364	1.06%	30.47%
2008	0.00%	58,272	6.757903	393,798	0.87%	-32.42%	5/1/2008

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
2011	0.00%	36,260	$10.826282	$392,561	0.00%	-0.65%
2010	0.00%	24,951	10.896900	271,889	0.00%	25.45%
2009	0.00%	14,412	8.686440	125,189	0.00%	27.46%
2008	0.00%	8,023	6.814966	54,677	0.00%	-46.42%
2007	0.00%	4,802	12.718919	61,076	0.00%	9.75%
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
2011	0.00%	32,583	12.133163	395,335	0.38%	-5.07%
2010	0.00%	25,346	12.781169	323,952	0.58%	26.60%
2009	0.00%	21,442	10.095402	216,466	0.50%	26.22%
2008	0.00%	15,192	7.998530	121,514	1.19%	-32.15%
2007	0.00%	12,256	11.788779	144,483	1.35%	-6.89%
NVIT Multi-Manager Small Company Fund - Class I (SCF)
2011	0.00%	49,239	12.975667	638,909	0.52%	-5.56%
2010	0.00%	42,779	13.739369	587,756	0.29%	25.32%
2009	0.00%	56,094	10.963538	614,989	0.21%	34.70%
2008	0.00%	29,057	8.139096	236,498	1.11%	-38.19%
2007	0.00%	12,442	13.167514	163,830	0.16%	2.13%
NVIT Multi-Sector Bond Fund - Class I (MSBF)
2011	0.00%	63,928	13.471066	861,178	4.42%	5.55%
2010	0.00%	53,859	12.763067	687,406	6.95%	10.59%
2009	0.00%	29,967	11.541196	345,855	9.60%	24.38%
2008	0.00%	20,192	9.279073	187,363	8.63%	-17.29%
2007	0.00%	12,774	11.218961	143,311	4.29%	4.62%
NVIT Short Term Bond Fund - Class II (NVSTB2)
2011	0.00%	11,114	11.049485	122,804	1.65%	1.30%
2010	0.00%	9,291	10.907906	101,345	1.33%	2.42%
2009	0.00%	7,610	10.650192	81,048	2.54%	7.11%
2008	0.00%	897	9.943310	8,919	0.00%	-0.57%	5/1/2008
NVIT Large Cap Growth Fund - Class I (NVOLG1)
2011	0.00%	221,993	13.891692	3,083,858	0.69%	-2.23%
2010	0.00%	224,814	14.209081	3,194,400	0.07%	8.80%
2009	0.00%	573	13.059893	7,483	0.25%	30.60%	5/1/2009
Templeton NVIT International Value Fund - Class III (NVTIV3)
2011	0.00%	51,221	12.139096	621,777	2.61%	-12.43%
2010	0.00%	60,073	13.861453	832,699	2.01%	6.35%
2009	0.00%	67,086	13.034354	874,423	0.38%	30.34%	5/1/2009
Van Kampen NVIT Comstock Value Fund - Class I (EIF)
2011	0.00%	66,544	11.032149	734,123	1.34%	-2.32%
2010	0.00%	61,272	11.294732	692,051	1.57%	15.77%
2009	0.00%	45,596	9.756035	444,836	1.26%	28.55%
2008	0.00%	48,218	7.589375	365,944	2.03%	-36.99%
2007	0.00%	57,762	12.044718	695,727	1.82%	-2.22%
NVIT Real Estate Fund - Class I (NVRE1)
2011	0.00%	291,930	10.243095	2,990,267	0.92%	6.50%
2010	0.00%	235,145	9.617905	2,261,602	2.04%	30.18%
2009	0.00%	132,893	7.388147	981,833	2.24%	30.84%
2008	0.00%	4,089	5.646840	23,089	5.01%	-43.53%	5/1/2008
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
2011	0.00%	90,310	10.401302	939,342	0.46%	-8.39%
2010	0.00%	64,559	11.353901	732,996	0.37%	26.91%
2009	0.00%	12,003	8.946607	107,386	1.11%	42.86%
2008	0.00%	3,021	6.262626	18,919	0.00%	-37.37%	5/1/2008

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VP Inflation Protection Fund - Class II (ACVIP2)
2011	0.00%	67,889	$14.393172	$977,138	3.78%	11.74%
2010	0.00%	35,291	12.880459	454,564	1.59%	5.12%
2009	0.00%	18,947	12.253214	232,162	1.94%	10.21%
2008	0.00%	10,488	11.117573	116,602	4.01%	-1.59%
2007	0.00%	3,362	11.297046	37,981	4.44%	9.49%
VP International Fund - Class III (ACVI3)
2008	0.00%	1,080	9.507294	10,268	0.57%	-44.82%
2007	0.00%	352	17.230511	6,065	0.00%	18.06%
VP Mid Cap Value Fund - Class I (ACVMV1)
2011	0.00%	98,933	15.491583	1,532,629	1.36%	-0.69%
2010	0.00%	86,985	15.599747	1,356,944	2.48%	19.25%
2009	0.00%	41,747	13.081223	546,102	3.89%	29.94%
2008	0.00%	29,645	10.066767	298,427	0.09%	-24.35%
2007	0.00%	16,400	13.306496	218,227	0.88%	-2.31%
VP Ultra(R) Fund - Class I (ACVU1)
2008	0.00%	4,365	7.124413	31,098	0.00%	-41.48%
2007	0.00%	4,394	12.174342	53,494	0.00%	21.02%
VP Value Fund - Class I (ACVV)
2009	0.00%	102,102	10.532686	1,075,408	5.42%	19.86%
2008	0.00%	85,421	8.787234	750,615	2.28%	-26.78%
2007	0.00%	65,490	12.000449	785,909	1.35%	-5.14%
VP Vista(SM) Fund - Class I (ACVVS1)
2008	0.00%	12,491	8.973691	112,091	0.00%	-48.62%
2007	0.00%	5,864	17.466180	102,422	0.00%	39.77%
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
2011	0.00%	104,318	13.753744	1,434,763	0.54%	0.56%
2010	0.00%	80,099	13.676760	1,095,495	0.49%	25.83%
2009	0.00%	50,580	10.869560	549,782	1.97%	25.03%
2008	0.00%	28,168	8.693766	244,886	0.72%	-30.91%
2007	0.00%	19,302	12.583781	242,892	0.26%	-0.65%
Appreciation Portfolio - Initial Shares (DCAP)
2011	0.00%	33,998	14.200755	482,797	1.31%	9.01%
2010	0.00%	14,077	13.026837	183,379	0.89%	15.32%
2009	0.00%	3,682	11.296583	41,594	0.34%	22.56%
2008	0.00%	3,901	9.217282	35,957	1.89%	-29.55%
2007	0.00%	5,014	13.083574	65,601	1.58%	7.13%
Quality Bond Fund II - Primary Shares (FQB)
2011	0.00%	4,486	13.764662	61,748	5.84%	2.27%
2010	0.00%	10,068	13.458845	135,504	4.50%	8.50%
2009	0.00%	7,208	12.403996	89,408	5.18%	20.43%
2008	0.00%	3,785	10.299392	38,983	4.57%	-7.29%
2007	0.00%	2,514	11.108998	27,928	3.46%	5.38%
VIP Fund - Contrafund Portfolio - Service Class (FCS)
2009	0.00%	219,138	12.074163	2,645,908	1.46%	35.66%
2008	0.00%	209,580	8.899992	1,865,261	0.98%	-42.61%
2007	0.00%	173,746	15.508728	2,694,579	1.01%	17.51%
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
2011	0.00%	155,382	17.446617	2,710,890	1.00%	-5.20%
2010	0.00%	96,805	18.403422	1,781,543	0.45%	19.16%
2009	0.00%	91,096	15.444750	1,406,955	0.36%	47.57%
2008	0.00%	41,466	10.465765	433,974	0.00%	-54.40%
2007	0.00%	16,830	22.953063	386,300	0.22%	45.64%

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VIP Fund - Equity-Income Portfolio - Service Class (FEIS)
2011	0.00%	140,019	$11.294505	$1,581,445	2.72%	0.86%
2010	0.00%	111,065	11.198307	1,243,740	2.06%	15.09%
2009	0.00%	85,940	9.730256	836,218	2.60%	30.03%
2008	0.00%	50,518	7.482988	378,026	3.10%	-42.70%
2007	0.00%	31,088	13.060141	406,014	2.40%	1.42%
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
2011	0.00%	29,950	13.477731	403,658	2.38%	-0.28%
2010	0.00%	17,629	13.516167	238,277	4.49%	12.74%
2009	0.00%	3,354	11.989176	40,212	4.71%	24.15%
2008	0.00%	2,564	9.656832	24,761	3.12%	-25.08%
2007	0.00%	2,212	12.888793	28,510	2.89%	8.65%
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
2011	0.00%	79,227	13.437783	1,064,635	2.17%	-1.12%
2010	0.00%	62,287	13.590648	846,521	2.73%	14.52%
2009	0.00%	38,779	11.867504	460,210	4.18%	28.78%
2008	0.00%	25,258	9.215628	232,769	2.97%	-32.71%
2007	0.00%	12,316	13.695591	168,675	2.80%	10.17%
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
2011	0.00%	233,843	13.094199	3,061,987	2.18%	-2.70%
2010	0.00%	192,800	13.457007	2,594,511	2.86%	16.00%
2009	0.00%	63,273	11.600974	734,028	2.94%	31.40%
2008	0.00%	36,079	8.828445	318,522	2.95%	-38.08%
2007	0.00%	21,486	14.256765	306,321	2.61%	11.21%
VIP Fund - Growth Portfolio - Service Class (FGS)
2011	0.00%	167,714	12.250993	2,054,663	0.29%	0.14%
2010	0.00%	143,625	12.233728	1,757,069	0.20%	24.06%
2009	0.00%	118,780	9.861487	1,171,347	0.35%	28.15%
2008	0.00%	114,992	7.695394	884,910	0.80%	-47.23%
2007	0.00%	97,194	14.583722	1,417,450	0.57%	26.87%
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
2011	0.00%	185,083	14.298667	2,646,440	3.31%	7.21%
2010	0.00%	181,403	13.337306	2,419,427	3.61%	7.68%
2009	0.00%	139,164	12.386163	1,723,708	9.17%	15.67%
2008	0.00%	99,043	10.707897	1,060,542	3.42%	-3.35%
2007	0.00%	72,418	11.078504	802,283	2.16%	4.21%
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
2011	0.00%	250,328	15.258073	3,819,523	0.16%	-10.72%
2010	0.00%	203,373	17.089422	3,475,527	0.30%	28.70%
2009	0.00%	151,478	13.278281	2,011,367	0.69%	40.01%
2008	0.00%	101,995	9.483511	967,271	0.40%	-39.51%
2007	0.00%	69,056	15.677232	1,082,607	0.74%	15.49%
VIP Fund - Overseas Portfolio - Service Class R (FOSR)
2011	0.00%	102,506	11.466618	1,175,397	1.34%	-17.30%
2010	0.00%	96,609	13.865532	1,339,535	1.35%	13.01%
2009	0.00%	122,463	12.269434	1,502,552	2.41%	26.49%
2008	0.00%	111,554	9.699843	1,082,056	2.93%	-43.88%
2007	0.00%	89,282	17.283296	1,543,087	3.21%	17.23%
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
2011	0.00%	1,453	11.703406	17,005	0.91%	-8.85%
2010	0.00%	1,624	12.839377	20,851	0.23%	26.45%
2009	0.00%	4,609	10.153436	46,797	0.56%	57.40%
2008	0.00%	3,737	6.450849	24,107	0.86%	-51.17%
2007	0.00%	2,576	13.212045	34,034	0.87%	5.60%

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Franklin Income Securities Fund - Class 2 (FTVIS2)
2011	0.00%	76,362	$12.805162	$977,828	5.46%	2.38%
2010	0.00%	50,753	12.507001	634,768	6.68%	12.67%
2009	0.00%	27,785	11.100337	308,423	7.57%	35.59%
2008	0.00%	19,057	8.186428	156,008	5.03%	-29.66%
2007	0.00%	5,526	11.637657	64,310	1.27%	3.76%
Franklin Rising Dividends Securities Fund - Class 1 (FTVRDI)
2011	0.00%	3,610	13.310500	48,051	1.74%	6.29%
2010	0.00%	3,873	12.522488	48,500	1.82%	20.94%
2009	0.00%	3,804	10.354358	39,388	1.76%	17.67%
2008	0.00%	4,380	8.799201	38,541	2.12%	-26.94%
2007	0.00%	4,572	12.044130	55,066	2.39%	-2.41%
Franklin Small Cap Value Securities Fund - Class 1 (FTVSVI)
2011	0.00%	142,501	13.791811	1,965,347	0.86%	-3.53%
2010	0.00%	151,664	14.296027	2,168,193	0.92%	28.49%
2009	0.00%	131,306	11.126242	1,460,942	1.49%	29.54%
2008	0.00%	63,876	8.588732	548,614	1.42%	-32.87%
2007	0.00%	50,330	12.794049	643,924	0.69%	-2.14%
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
2011	0.00%	32,654	17.062376	557,155	0.91%	-15.86%
2010	0.00%	33,975	20.278309	688,956	1.73%	17.51%
2009	0.00%	39,603	17.256364	683,404	3.61%	72.63%
2008	0.00%	30,241	9.996007	302,289	2.77%	-52.67%
2007	0.00%	20,640	21.120230	435,922	2.17%	28.70%
Templeton Foreign Securities Fund - Class 3 (TIF3)
2011	0.00%	31,393	12.534749	393,503	1.69%	-10.68%
2010	0.00%	31,120	14.033220	436,714	1.66%	8.41%
2009	0.00%	32,215	12.945045	417,025	5.15%	37.20%
2008	0.00%	73,691	9.435374	695,303	2.53%	-40.39%
2007	0.00%	38,256	15.828965	605,553	1.79%	15.45%
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
2011	0.00%	116,885	17.701343	2,069,021	5.69%	-0.83%
2010	0.00%	51,427	17.849519	917,947	1.21%	14.38%
2009	0.00%	24,758	15.605635	386,364	16.16%	18.69%
2008	0.00%	18,407	13.148675	242,030	3.23%	6.21%
2007	0.00%	6,758	12.380292	83,666	2.88%	11.03%
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
2011	0.00%	135,719	9.411247	1,277,285	0.01%	-1.54%
2010	0.00%	96,251	9.558606	920,025	3.75%	10.25%
2009	0.00%	27,625	8.669683	239,500	3.21%	30.25%
2008	0.00%	10,079	6.656135	67,088	3.14%	-33.44%	5/1/2008
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
2011	0.00%	52,488	11.481642	602,648	3.30%	0.29%
2010	0.00%	46,253	11.448574	529,531	5.59%	5.29%
2009	0.00%	30,096	10.873885	327,260	6.92%	13.33%
2008	0.00%	43,351	9.595209	415,961	4.96%	-13.43%
2007	0.00%	33,310	11.083576	369,194	3.57%	4.77%
International Portfolio - S Class Shares (AMINS)
2008	0.00%	25,895	8.019658	207,668	0.00%	-46.44%
2007	0.00%	47,864	14.972222	716,630	3.38%	3.21%
Regency Portfolio - S Class Shares (AMRS)
2008	0.00%	26,414	7.206627	190,356	1.04%	-45.95%
2007	0.00%	18,746	13.332382	249,929	0.39%	3.05%

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
2011	0.00%	2,090	$9.820243	$20,524	0.00%	-1.06%
2010	0.00%	1,901	9.925489	18,868	0.00%	19.61%
2009	0.00%	2,205	8.298232	18,298	0.00%	22.75%
2008	0.00%	2,561	6.760031	17,312	0.00%	-39.47%
2007	0.00%	2,424	11.168606	27,073	0.00%	0.52%
Socially Responsive Portfolio - I Class Shares (AMSRS)
2011	0.00%	10,926	12.821427	140,087	0.32%	-3.08%
2010	0.00%	12,033	13.228911	159,183	0.02%	22.85%
2009	0.00%	61,680	10.767989	664,170	2.26%	31.43%
2008	0.00%	54,272	8.193158	444,659	1.36%	-39.44%
2007	0.00%	85,608	13.529389	1,158,224	0.10%	7.61%
Capital Appreciation Fund/VA - Non-Service Shares (OVGR)
2009	0.00%	27,288	10.376282	283,148	0.27%	44.52%
2008	0.00%	23,978	7.179944	172,160	0.13%	-45.52%
2007	0.00%	18,658	13.178440	245,883	0.20%	14.15%
Global Securities Fund/VA - Class 3 (OVGS3)
2011	0.00%	67,220	13.414448	901,719	1.17%	-8.27%
2010	0.00%	57,376	14.623513	839,039	1.30%	15.97%
2009	0.00%	48,626	12.609317	613,141	2.01%	39.70%
2008	0.00%	33,763	9.026171	304,751	1.35%	-40.19%
2007	0.00%	23,236	15.092302	350,685	0.94%	6.34%
High Income Fund/VA - Class 3 (OVHI3)
2011	0.00%	27,428	2.908819	79,783	8.50%	-1.88%
2010	0.00%	25,362	2.964546	75,187	6.29%	14.68%
2009	0.00%	46,755	2.584961	120,860	0.00%	26.75%
2008	0.00%	6,619	2.039384	13,499	5.41%	-78.89%
2007	0.00%	1,914	9.661022	18,491	0.00%	-3.39%	5/1/2007
High Income Fund/VA - Non-Service Shares (OVHI)
2011	0.00%	378	3.367180	1,273	9.33%	-2.34%
2010	0.00%	439	3.447769	1,514	6.37%	14.81%
2009	0.00%	700	3.002931	2,102	0.00%	25.32%
2008	0.00%	873	2.396292	2,092	7.99%	-78.67%
2007	0.00%	1,106	11.235173	12,426	7.49%	-0.10%
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
2011	0.00%	66,235	11.823344	783,119	0.87%	-0.01%
2010	0.00%	78,508	11.825046	928,361	1.11%	16.11%
2009	0.00%	89,913	10.184591	915,727	1.63%	28.29%
2008	0.00%	82,941	7.938976	658,467	1.29%	-38.47%
2007	0.00%	57,410	12.902441	740,729	0.73%	4.42%
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
2011	0.00%	55,965	13.370383	748,273	0.44%	-2.21%
2010	0.00%	34,302	13.672847	469,006	0.48%	23.41%
2009	0.00%	49,035	11.079617	543,289	1.09%	37.20%
2008	0.00%	58,050	8.075736	468,796	0.47%	-37.83%
2007	0.00%	32,394	12.989416	420,779	0.22%	-1.21%
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
2011	0.00%	62,395	13.028098	812,888	2.01%	8.52%
2010	0.00%	36,138	12.004915	433,834	1.40%	9.48%
2009	0.00%	6,424	10.965488	70,442	0.26%	9.65%	4/30/2009
Low Duration Portfolio - Administrative Class (PMVLDA)
2011	0.00%	137,574	11.759209	1,617,761	1.68%	1.11%
2010	0.00%	112,919	11.630295	1,313,281	1.76%	5.29%
2009	0.00%	26,072	11.045905	287,989	1.51%	10.46%	4/30/2009
Total Return Portfolio - Administrative Class (PMVTRA)
2011	0.00%	34,195	10.108298	345,653	1.64%	1.08%	4/29/2011

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
V.I. Basic Value Fund - Series I (AVBVI)
2008	0.00%	8,367	$5.937752	$49,681	0.91%	-51.77%
2007	0.00%	7,730	12.310539	95,160	0.72%	1.54%
V.I. Capital Appreciation Fund - Series I (AVCA)
2011	0.00%	2,273	9.768863	22,205	0.14%	-7.91%
2010	0.00%	2,174	10.607978	23,062	0.75%	15.49%
2009	0.00%	2,421	9.185296	22,238	0.62%	21.08%
2008	0.00%	2,205	7.586238	16,728	0.00%	-42.49%
2007	0.00%	1,938	13.191695	25,566	0.00%	12.01%
V.I. Capital Development Fund - Series I (AVCDI)
2011	0.00%	6,940	11.911516	82,666	0.00%	-7.16%
2010	0.00%	7,294	12.830002	93,582	0.00%	18.78%
2009	0.00%	12,509	10.801700	135,118	0.00%	42.37%
2008	0.00%	7,496	7.587025	56,873	0.00%	-47.03%
2007	0.00%	2,714	14.321990	38,870	0.00%	10.84%
Blue Chip Growth Portfolio - II (TRBCG2)
2011	0.00%	14	13.304880	186	0.00%	1.36%
2010	0.00%	14	13.126208	184	0.00%	16.00%
2009	0.00%	34,091	11.315697	385,763	0.00%	41.79%
2008	0.00%	73,411	7.980543	585,859	0.15%	-42.65%
2007	0.00%	27,656	13.915435	384,845	0.13%	12.49%
Equity Income Portfolio - II (TREI2)
2009	0.00%	36,899	10.380043	383,013	1.82%	25.25%
2008	0.00%	32,472	8.287351	269,107	2.35%	-36.26%
2007	0.00%	14,258	13.002714	185,393	1.63%	3.03%
Health Sciences Portfolio - II (TRHS2)
2011	0.00%	22,768	11.741045	267,320	0.00%	10.39%
2010	0.00%	1,253	10.636434	13,327	0.00%	6.36%	5/3/2010
Limited-Term Bond Portfolio - II (TRLT2)
2008	0.00%	5,231	11.230967	58,749	3.64%	1.31%
2007	0.00%	466	11.086232	5,166	4.04%	5.23%
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
2011	0.00%	69,734	9.962653	694,736	0.49%	-16.40%
2010	0.00%	15,955	11.916501	190,128	0.00%	19.17%	5/3/2010
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
2011	0.00%	432,850	9.614262	4,161,533	0.94%	-7.21%
2010	0.00%	322,433	10.360806	3,340,666	1.01%	8.67%
2009	0.00%	94,099	9.533783	897,119	0.14%	25.05%
2008	0.00%	6,405	7.624275	48,833	0.96%	-23.76%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Balanced (WRBP)
2011	0.00%	10,293	11.530280	118,681	1.51%	3.31%
2010	0.00%	6,810	11.160539	76,003	1.86%	17.11%
2009	0.00%	2,569	9.530163	24,483	0.90%	13.23%
2008	0.00%	3	8.416983	25	0.00%	-15.83%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Bond (WRBDP)
2011	0.00%	44,338	12.439097	551,525	2.65%	7.31%
2010	0.00%	25,441	11.592060	294,914	2.78%	6.04%
2009	0.00%	10,627	10.931821	116,172	1.83%	7.16%
2008	0.00%	2,000	10.201066	20,402	0.13%	2.01%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Core Equity (WRCEP)
2011	0.00%	26,876	11.140721	299,418	0.36%	1.66%
2010	0.00%	19,900	10.958527	218,075	0.91%	20.89%
2009	0.00%	7,675	9.064570	69,571	0.65%	24.02%
2008	0.00%	1,458	7.308863	10,656	0.24%	-26.91%	7/25/2008

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Ivy Fund Variable Insurance Portfolios, Inc. - Dividend Opportunities (WRDIV)
2011	0.00%	31,275	$9.575854	$299,485	0.99%	-4.69%
2010	0.00%	21,311	10.047011	214,112	0.98%	16.37%
2009	0.00%	12,273	8.633605	105,960	0.58%	17.88%
2008	0.00%	1,581	7.323854	11,579	0.11%	-26.76%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Energy (WRENG)
2011	0.00%	16,741	8.557685	143,264	0.00%	-9.08%
2010	0.00%	10,177	9.412267	95,789	0.26%	21.96%
2009	0.00%	4,780	7.717746	36,891	0.00%	40.48%
2008	0.00%	77	5.493770	423	0.29%	-45.06%	7/25/2008
Ivy Funds Variable Insurance Portfolios, Inc. - Global Bond (WRGBP)
2011	0.00%	209	9.942236	2,078	2.54%	-0.58%	5/2/2011
Ivy Fund Variable Insurance Portfolios, Inc. - Global Natural Resources (WRGNR)
2011	0.00%	53,476	6.693839	357,960	0.00%	-21.45%
2010	0.00%	37,409	8.521264	318,772	0.00%	17.06%
2009	0.00%	20,574	7.279176	149,762	0.00%	73.64%
2008	0.00%	4,390	4.192055	18,403	5.19%	-58.08%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Growth (WRGP)
2011	0.00%	22,699	10.353045	235,004	0.38%	2.12%
2010	0.00%	15,030	10.137791	152,371	0.54%	12.58%
2009	0.00%	7,390	9.004979	66,547	0.26%	27.07%
2008	0.00%	1,331	7.086429	9,432	0.00%	-29.14%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
2011	0.00%	33,773	14.181907	478,966	7.39%	5.26%
2010	0.00%	23,825	13.473317	321,002	6.56%	14.86%
2009	0.00%	8,647	11.730371	101,433	4.75%	46.42%
2008	0.00%	2,010	8.011550	16,103	1.43%	-19.88%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - International Growth (WRIP)
2011	0.00%	26,355	9.147083	241,071	0.40%	-7.32%
2010	0.00%	18,448	9.869648	182,075	0.91%	14.79%
2009	0.00%	9,348	8.598329	80,377	0.80%	26.89%
2008	0.00%	2,086	6.776160	14,135	0.58%	-32.24%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - International Core Equity (WRI2P)
2011	0.00%	20,198	9.376216	189,381	1.51%	-13.88%
2010	0.00%	11,781	10.887910	128,270	1.16%	14.09%
2009	0.00%	6,214	9.543084	59,301	2.44%	36.97%
2008	0.00%	733	6.967466	5,107	0.82%	-30.33%	7/25/2008
Ivy Funds Variable Insurance Portfolios, Inc. - Limited-Term Bond (WRLTBP)
2011	0.00%	280	10.214380	2,860	1.35%	2.14%	5/2/2011
Ivy Fund Variable Insurance Portfolios, Inc. - Micro Cap Growth (WRMIC)
2011	0.00%	11,165	11.389527	127,164	0.00%	-7.01%
2010	0.00%	5,677	12.248345	69,534	0.00%	40.85%
2009	0.00%	3,588	8.695716	31,200	0.00%	41.29%
2008	0.00%	3	6.154606	18	0.00%	-38.45%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
2011	0.00%	16,798	14.033982	235,743	0.01%	-0.56%
2010	0.00%	8,350	14.112979	117,843	0.03%	31.56%
2009	0.00%	3,952	10.727709	42,396	0.00%	46.66%
2008	0.00%	104	7.314577	761	0.00%	-26.85%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Money Market (WRMMP)
2011	0.00%	24,608	10.181228	250,540	0.02%	0.02%
2010	0.00%	14,780	10.179140	150,448	0.08%	0.08%
2009	0.00%	19,956	10.171477	202,982	0.78%	1.02%
2008	0.00%	9,084	10.068911	91,466	0.15%	0.69%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Aggressive (WRPAP)
2011	0.00%	32,692	10.709183	350,105	1.14%	-4.15%
2010	0.00%	21,892	11.173084	244,601	1.08%	15.53%
2009	0.00%	10,521	9.671369	101,752	0.24%	23.32%

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
2011	0.00%	21,691	$11.186358	$242,643	0.65%	0.75%
2010	0.00%	8,520	11.103054	94,598	0.41%	9.38%
2009	0.00%	615	10.151169	6,243	0.03%	12.95%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
2011	0.00%	133,499	11.025710	1,471,921	0.99%	-1.46%
2010	0.00%	79,043	11.189027	884,414	0.64%	12.63%
2009	0.00%	41,362	9.934421	410,908	0.19%	17.95%
2008	0.00%	4,780	8.422293	40,259	0.00%	-15.78%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
2011	0.00%	145,920	10.908819	1,591,815	0.77%	-3.02%
2010	0.00%	83,892	11.248161	943,631	0.73%	14.46%
2009	0.00%	50,451	9.826989	495,781	0.18%	20.70%
2008	0.00%	9,522	8.141331	77,522	0.00%	-18.59%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)
2011	0.00%	15,092	11.127860	167,942	0.98%	0.00%
2010	0.00%	4,973	11.128058	55,340	0.87%	10.97%
2009	0.00%	982	10.028059	9,848	0.00%	15.12%
Ivy Fund Variable Insurance Portfolios, Inc. - Real Estate Securities (WRRESP)
2011	0.00%	10,913	10.869843	118,623	0.71%	5.01%
2010	0.00%	4,581	10.351416	47,420	1.61%	28.51%
2009	0.00%	2,749	8.055120	22,144	2.30%	23.62%
2008	0.00%	412	6.515876	2,685	1.94%	-34.84%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Science and Technology (WRSTP)
2011	0.00%	36,686	11.315053	415,104	0.00%	-5.77%
2010	0.00%	27,320	12.007564	328,047	0.00%	12.75%
2009	0.00%	12,301	10.649440	130,999	0.00%	43.84%
2008	0.00%	231	7.403637	1,710	0.00%	-25.96%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Growth (WRSCP)
2011	0.00%	15,955	11.083753	176,841	0.00%	-10.60%
2010	0.00%	11,308	12.398273	140,200	0.00%	28.85%
2009	0.00%	6,068	9.622434	58,389	0.16%	34.72%
2008	0.00%	231	7.142413	1,650	0.00%	-28.58%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Small Cap Value (WRSCV)
2011	0.00%	11,213	11.346891	127,233	0.48%	-12.79%
2010	0.00%	11,553	13.010697	150,313	0.06%	26.41%
2009	0.00%	5,551	10.292224	57,132	0.00%	29.15%
2008	0.00%	144	7.969357	1,148	0.25%	-20.31%	7/25/2008
Ivy Fund Variable Insurance Portfolios, Inc. - Value (WRVP)
2011	0.00%	7,479	10.853362	81,172	0.74%	-7.32%
2010	0.00%	5,245	11.710184	61,420	0.82%	18.71%
2009	0.00%	2,895	9.864810	28,559	1.69%	26.64%
2008	0.00%	261	7.789549	2,033	0.34%	-22.10%	7/25/2008
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
2011	0.00%	23,838	15.966729	380,615	0.00%	-4.60%
2010	0.00%	17,571	16.735960	294,068	0.00%	26.77%
2009	0.00%	1,548	13.201660	20,436	0.00%	32.02%	5/1/2009
AllianceBernstein NVIT Global Fixed Income Fund - Class III(obsolete) (NVAGF3)
2010	0.00%	4,465	12.359941	55,187	6.41%	8.24%
2009	0.00%	2,428	11.419071	27,726	8.59%	14.19%	5/1/2009
Gartmore NVIT Worldwide Leaders Fund - Class III (obsolete) (GEF3)
2010	0.00%	670	14.935320	10,007	1.36%	11.36%
2009	0.00%	83	13.411529	1,113	0.63%	34.12%	5/1/2009
Ivy Fund Variable Insurance Portfolios, Inc. - Mortgage Securities(obsolete) (WRMSP)
2009	0.00%	433	10.127592	4,385	1.22%	8.37%

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G
NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Janus Aspen Series - INTECH Risk-Managed Core Portfolio -Service Shares(obsolete) (JARLCS)
2008	0.00%	3,769	$6.408647	$24,154	0.69%	-36.24%
2007	0.00%	3,828	10.051308	38,476	1.93%	0.51%	5/1/2007
Market Opportunity Fund II - Service Shares(obsolete) (FVMOS)
2009	0.00%	4,486	10.283025	46,130	1.42%	1.28%
2008	0.00%	4,736	10.152569	48,083	1.09%	-0.86%
2007	0.00%	2,496	10.240958	25,561	0.12%	-1.48%
NVIT Health Sciences Fund - Class III(obsolete) (GVGHS)
2009	0.00%	8,633	11.124833	96,041	0.27%	19.11%
2008	0.00%	7,323	9.339799	68,396	0.32%	-25.23%
2007	0.00%	5,826	12.491648	72,776	0.08%	13.23%
NVIT Mid Cap Growth Fund - Class I (obsolete) (SGRF)
2008	0.00%	71,365	7.252787	517,595	0.00%	-46.11%
2007	0.00%	84,110	13.458816	1,132,021	0.00%	9.01%
NVIT Technology & Communications Fund - Class III(obsolete) (GGTC3)
2009	0.00%	15,818	12.888766	203,875	0.00%	52.44%
2008	0.00%	9,743	8.454726	82,374	0.00%	-48.59%
2007	0.00%	7,472	16.444438	122,873	0.00%	20.19%
NVIT U.S. Growth Leaders Fund - Class I(obsolete) (GVUG1)
2009	0.00%	10,026	10.684702	107,125	0.00%	25.84%
2008	0.00%	6,995	8.490774	59,393	0.00%	-41.29%
2007	0.00%	3,802	14.462452	54,986	0.00%	22.49%

2011	Contract owners equity:				$168,673,454
2010	Contract owners equity:				$130,554,358
2009	Contract owners equity:				$77,699,179
2008	Contract owners equity:				$38,340,805
2007	Contract owners equity:				$32,958,038

*	This represents the annual contract expense rate of the variable account at the period end indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owners’ accounts through the redemption of units.
**	This represents the ratio of dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by monthly average net assets (excluding months where net assets are zero). The investment income ratio for subaccounts initially funded during the period presented has not been annualized. The ratios exclude those expenses that result in direct reductions to the contractholder accounts through reductions in unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	This represents the total return for the period. The total returns do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return is not annualized if the underlying mutual fund option is initially offered, funded, or both, during the period presented.
****	This represents the date the underlying mutual fund option was initially added and funded.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholder
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life and Annuity Insurance Company and subsidiary (the Company), a wholly owned subsidiary of Nationwide Life Insurance Company, as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Columbus, Ohio
March 23, 2012

 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Statements of Operations
  (in millions)

		Years ended December 31,
	2011	2010	2009

Revenues
Policy charges	$ 169.2	$ 158.8	$ 125.3
Premiums	80.7	46.9	41.3
Net investment income	103.1	87.1	74.7
Net realized investment gains	14.9	6.9	13.5
Other-than-temporary impairment losses
Total other-than-temporary impairment losses	(7.4)	(34.8)	(125.9)
Non-credit portion of loss recognized in other comprehensive income	2.7	12.5	48.7
Net other-than-temporary impairment losses recognized in earnings	(4.7)	(22.3)	(77.2)
Total revenues	$ 363.2	$ 277.4	$ 177.6

Benefits and expenses
Interest credited to policyholder account values	$ 36.7	$ 34.9	$ 29.6
Benefits and claims	164.0	109.9	88.3
Amortization of deferred policy acquisition costs	4.1	24.8	34.9
Amortization of value of business acquired and other intangible assets	2.0	3.6	11.5
Interest expense	8.7	-	-
Other expenses, net of deferrals	41.3	31.5	25.8
Total benefits and expenses	$ 256.8	$ 204.7	$ 190.1

Income (loss) before federal income tax expense (benefit)	$ 106.4	$ 72.7	$ (12.5)
Federal income tax expense (benefit)	35.0	24.7	(6.0)
Net income (loss)	$ 71.4	$ 48.0	$ (6.5)

See accompanying notes to the consolidated financial statements.

 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Balance Sheets
(in millions, except for share and per share amounts)

	December 31,
	2011	2010

Assets
Investments
Fixed maturity securities, available-for-sale	$ 4,088.5	$ 3,362.5
Equity securities, available-for-sale	2.4	3.0
Mortgage loans, net of allowance	485.2	549.1
Short-term investments	64.8	207.5
Policy loans	26.5	23.4
Total investments	$ 4,667.4	$ 4,145.5

Cash and cash equivalents	11.6	306.1
Accrued investment income	48.7	43.9
Deferred policy acquisition costs	549.2	506.8
Value of business acquired	19.0	21.0
Other assets	477.2	514.7
Separate account assets	1,158.3	1,322.4
Total assets	$ 6,931.4	$ 6,860.4

Liabilities and Shareholder's Equity
Liabilities
Future policy benefits and claims	$ 4,271.3	$ 4,167.1
Long-term debt	285.1	272.0
Other liabilities	281.1	351.4
Separate account liabilities	1,158.3	1,322.4
Total liabilities	$ 5,995.8	$ 6,112.9

Shareholder’s equity
Common stock ($40 par value; authorized, issued and outstanding - 66,000 shares)	$ 2.6	$ 2.6
Additional paid-in capital	557.9	457.9
Retained earnings	323.4	252.0
Accumulated other comprehensive income	51.7	35.0
Total shareholder’s equity	$ 935.6	$ 747.5
Total liabilities and shareholder's equity	$ 6,931.4	$ 6,860.4

See accompanying notes to the consolidated financial statements.

 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Statements of Changes in Shareholder's Equity
(in millions)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholder’s equity

Balance as of December 31, 2008	$ 2.6	$ 317.9	$ 176.3	$ (82.6)	$ 414.2

Cumulative effect of adoption of accounting principle, net of taxes	-	-	34.2	(34.2)	-
Capital contributions from Nationwide Life Insurance Company	-	140.0	-	-	140.0
Comprehensive income (loss):
Net loss	-	-	(6.5)	-	(6.5)
Other comprehensive income	-	-	-	104.5	104.5
Total comprehensive (loss) income	-	-	(6.5)	104.5	98.0
Balance as of December 31, 2009	$ 2.6	$ 457.9	$ 204.0	$ (12.3)	$ 652.2

Comprehensive income:
Net income	-	-	48.0	-	48.0
Other comprehensive income	-	-	-	47.3	47.3
Total comprehensive income	-	-	48.0	47.3	95.3
Balance as of December 31, 2010	$ 2.6	$ 457.9	$ 252.0	$ 35.0	$ 747.5

Capital contributions from Nationwide Life Insurance Company	-	100.0	-	-	100.0
Comprehensive income:
Net income	-	-	71.4	-	71.4
Other comprehensive income	-	-	-	16.7	16.7
Total comprehensive income	-	-	71.4	16.7	88.1
Balance as of December 31, 2011	$ 2.6	$ 557.9	$ 323.4	$ 51.7	$ 935.6

See accompanying notes to the consolidated financial statements.

 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Statements of Cash Flows
(in millions)

	Years ended December 31,
	2011	2010	2009

Cash flows from operating activities:
Net income (loss)	$ 71.4	$ 48.0	$ (6.5)
Adjustments to net income (loss)
Net realized investment gains	(14.9)	(6.9)	(13.5)
Net other-than-temporary impairment losses recognized in earnings	4.7	22.3	77.2
Interest credited to policyholder accounts	36.7	34.9	29.6
Capitalization of deferred policy acquisition costs	(137.4)	(161.5)	(119.5)
Amortization of deferred policy acquisition costs	4.1	24.8	34.9
Amortization and depreciation	9.1	9.3	11.3
Deferred tax expense	45.1	65.4	11.6
Changes in:
Policy liabilities	(145.1)	(176.5)	(145.9)
Other, net	(0.8)	(24.8)	48.1
Net cash used in operating activities	$ (127.1)	$ (165.0)	$ (72.7)

Cash flows from investing activities:
Proceeds from maturities of available-for-sale securities	$ 346.5	$ 388.2	$ 593.4
Proceeds from sales of available-for-sale securities	321.6	211.8	531.9
Proceeds from sales/repayments of mortgage loans	153.0	151.6	94.0
Purchases of available-for-sale securities	(1,309.1)	(880.3)	(1,547.9)
Issuance and purchases of mortgage loans	(88.3)	(51.1)	(7.2)
Net decrease (increase) in short-term investments	142.7	(31.2)	1.2
Collateral (paid) received, net	(80.2)	93.8	(28.7)
Other, net	(1.4)	(4.0)	-
Net cash used in investing activities	$ (515.2)	$ (121.2)	$ (363.3)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	$ 13.1	$ 272.0	$ -
Investment and universal life insurance product deposits and other additions	404.0	486.9	518.4
Investment and universal life insurance product withdrawals and other deductions	(167.2)	(162.8)	(226.0)
Cash contributed by Nationwide Life Insurance Company	100.0	-	140.0
Other, net	(2.1)	(5.8)	(0.8)
Net cash provided by financing activities	$ 347.8	$ 590.3	$ 431.6

Net (decrease) increase in cash and cash equivalents	$ (294.5)	$ 304.1	$ (4.4)
Cash and cash equivalents, beginning of period	306.1	2.0	6.4
Cash and cash equivalents, end of period	$ 11.6	$ 306.1	$ 2.0

See accompanying notes to the consolidated financial statements.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(1)	Nature of Operations

Nationwide Life and Annuity Insurance Company (NLAIC or the Company) is an Ohio domiciled stock life insurance company and a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLAIC’s common stock are owned by Nationwide Life Insurance Company (NLIC), an Ohio domiciled stock life insurance company. All of the outstanding shares of NLIC’s common stock are owned by Nationwide Financial Services, Inc (NFS), a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

The Company is licensed in 49 states and the District of Columbia. The Company offers universal and traditional life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. The Company sells fixed and variable rate annuities.  The Company sells its products through a diverse distribution network.  Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker-dealers, financial institutions, wirehouses and regional firms and life insurance specialists.  The Company also distributes products through the agency distribution force of the Company’s ultimate majority parent company, NMIC.

During 2010, NLAIC made capital contributions totaling $70.0 million to form Olentangy Reinsurance, LLC (Olentangy) as a Vermont-domiciled special purpose financial captive insurance company for the purpose of assuming certain universal life and term life insurance policies from NLAIC.  Olentangy is a wholly-owned subsidiary of NLAIC.

On December 31, 2009, NLAIC merged with an affiliate, Nationwide Life and Annuity Company of America (NLACA), with NLAIC as the surviving entity.  The merger was completed to streamline the enterprise's capital structure and create operational efficiencies.  See Note 2 for further information.

As of December 31, 2011 and 2010, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the United States of America (U.S.).  Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies

Use of Estimates

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes.  Significant estimates include the balance and amortization of deferred policy acquisition costs (DAC), investment impairment losses, valuation allowances for mortgage loans, certain investment and derivative valuations, future policy benefits and claims liabilities, provision for income taxes and valuation of deferred tax assets.  Actual results may differ significantly from those estimates.

Basis of Presentation

The consolidated financial statements include the accounts of NLAIC and Olentangy, the company in which NLAIC has a controlling financial interest.  All significant intercompany accounts and transactions have been eliminated.

Certain items in the consolidated financial statements and related notes have been reclassified to conform to the current presentation.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Revenues and Benefits

Investment and Universal Life Insurance Products.  Investment products consist primarily of individual variable and fixed deferred annuities.  Universal life insurance products include universal life insurance, variable universal life insurance, COLI and other interest-sensitive life insurance policies.  Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period.  The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees.  Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.  Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited.  Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products.  Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, term life insurance and certain annuities with life contingencies.  Premiums for traditional life insurance products are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract.  This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Future Policy Benefits and Claims

The process of calculating reserve amounts for traditional life insurance products involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 5.3% to 6.6% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and   maintenance costs discounted using interest rates at issue varying generally from 3.0% to 13.0%.

The Company offers certain universal life insurance, variable universal life insurance and variable annuity products with secondary guarantees, guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB).  Liabilities for these guarantees are calculated by multiplying the current benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative guarantee benefit payments plus interest.  The Company regularly evaluates its experience and assumptions and adjusts the benefit ratio as appropriate.  If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes with a related charge or credit to other benefits and claims in the period of evaluation. Determination of the expected guarantee benefit payments and assessments are based on a range of scenarios and assumptions including those related to market rates of return and volatility, contract surrenders and mortality experience. The accounting for these guarantees impacts estimated gross profits used to calculate amortization of DAC, value of business acquired (VOBA) and unearned revenue reserves. Refer to Note 4 for discussion of these guarantees.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Reinsurance ceded

The Company cedes insurance to other companies in order to limit potential losses and to diversify its exposures. Such agreements do not discharge the original insurer from its primary obligation to the policyholder in the event the reinsurer is unable to meet the obligations it has assumed. Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.  Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.

Deferred Policy Acquisition Costs

Investment and universal life insurance products.  The Company has deferred certain costs that vary with and primarily relate to acquiring business, consisting principally of commissions, premium taxes, certain expenses of the policy issue and underwriting department, certain variable sales expenses that relate to and vary with the production of new and renewal business and other acquisition expenses net of those acquisition costs ceded to reinsurers. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses.  The methods and assumptions used to amortize and assess recoverability of DAC depend on the type of insurance product.

Investment products primarily consist of individual variable and fixed deferred annuities.  Universal life insurance products include universal life insurance, variable universal life insurance, COLI and other interest-sensitive life insurance policies.  For these products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, policy charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses.  DAC for investments and universal life insurance products is subject to recoverability testing in the year of policy issuance, and DAC for universal life insurance products is also subject to loss recognition testing at the end of each reporting period.

The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale with the corresponding adjustment recorded in accumulated other comprehensive income (AOCI). The adjustment to DAC represents the change in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter.  During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns.  The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality.  Quarterly, consideration is given as to whether adjustments to the assumptions in the annual process for all other product lines are necessary. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year.  The Company reviews this assumption, like others, as part of its annual process.  Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities.  The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date.  The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption.  The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated.  However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters.  These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance.  If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is highly improbable to get back within the parameters during this time period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions.  When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns.  In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant.  In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

Traditional life insurance products. Generally, DAC is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue.  Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance.  Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

See Note 5 for a discussion of assumption changes that impacted DAC amortization and related balances.

Investments

Purchases and sales of securities are recorded on the trade date. Realized gains and losses on sales of fixed maturity and equity securities are recognized in income based on the specific identification method. Interest and dividend income are recognized when earned.

Available-for-sale securities.  Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported as a separate component of other comprehensive income, net of adjustments for DAC, future policy benefits and claims and deferred federal income taxes.

To determine the fair value of securities for which market quotations are available, independent pricing services are most often utilized. For these securities, the Company obtains the pricing services’ methodologies, inputs and assumptions and classifies the investments accordingly in the fair value hierarchy. As of December 31, 2011 and 2010, 82% and 79%, respectively, of fixed maturity securities were priced using independent pricing services.

Non-binding broker quotes are also utilized to determine the fair value of certain corporate debt, mortgage-backed and other asset-backed securities when quotes are not available from independent pricing services. Broker quotes are considered unobservable inputs, and these securities are classified accordingly in the fair value hierarchy as only one broker quote is ordinarily obtained, the investment is not traded on an exchange, the pricing is not available to other entities and/or the transaction volume in the same or similar investments has decreased such that generally only one quotation is available. As the brokers often do not provide the necessary transparency into their quotes and methodologies, the Company periodically performs reviews and tests to ensure that quotes are a reasonable estimate of the investments’ fair value.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

For certain fixed maturity securities not valued using independent pricing services or broker quotes, a corporate pricing matrix or internally developed pricing model is most often used. The corporate pricing matrix is developed using private spreads for corporate securities with varying weighted average lives and credit quality ratings. The weighted average life and credit quality rating of a particular fixed maturity security to be priced using the corporate pricing matrix are important inputs into the model and are used to determine a corresponding spread that is added to the appropriate U.S. Treasury yield to create an estimated market yield for that security. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular security.

When the collectability of contractual interest payments on fixed maturity securities is considered doubtful, such securities are placed in non-accrual status and any accrued interest is excluded from net investment income. These securities are not restored to accrual status until the Company determines that payment of future principal and interest is probable.

For investments in certain residential and commercial mortgage-backed securities, the Company recognizes income and amortizes discounts and premiums using the effective-yield method based on prepayment assumptions and the estimated economic life of the securities. When actual prepayments differ significantly from estimated prepayments, the effective-yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the effective-yield method without anticipating the impact of prepayments.

Mortgage loans, net of allowance.  The Company holds commercial mortgage loans that are collateralized by properties throughout the U.S.  Mortgage loans held-for-investment are carried at amortized cost less a valuation allowance.

The Company maintains a valuation allowance comprised of specific reserves for impaired loans and non-specific reserves for losses inherent in the balance of the portfolio.  Specific reserve changes are included in other-than-temporary impairment losses, while changes in non-specific reserves are recorded in net realized investment gains and losses.

Interest income on performing mortgage loans is recognized over the life of the loan using the effective-yield method.  Loans in default or in the process of foreclosure are placed on non-accrual status.  Interest received on non-accrual status mortgage loans is included in net investment income in the period received. Loans are considered delinquent when contractual payments are 90 days past due.

Policy loans.  Policy loans, which are collateralized by the related insurance policy, are carried at the outstanding principal balance and do not exceed the net cash surrender value of the policy. As such, no valuation allowance for policy loans is required.

Short-term investments.  Short-term investments consist of highly liquid mutual funds and government agency discount notes with original maturities of less than twelve months. The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants.  Amounts on deposit with NCMC for the benefit of the Company are included in short-term investments on the consolidated balance sheets. The Company carries short-term investments at fair value.

Securities lending.  The Company has entered into securities lending agreements with a custodial bank whereby eligible securities are loaned to third parties, primarily major brokerage firms.  These transactions are used to generate additional income on the securities portfolio.  The Company is entitled to receive from the borrower any payments of interest and dividends received on loaned securities during the loan term. The agreements require a minimum of 102% of the fair value of loaned securities to be held as collateral.  Cash collateral is invested by the custodial bank in investment-grade securities, which are included in the total investments of the Company.  Periodically, the Company may receive non-cash collateral, which would be recorded off-balance sheet.  The Company continues to recognize loaned securities in either available-for-sale or short-term investments, and a securities lending payable is recorded in other liabilities for the amount of cash collateral received.  Net income received from securities lending activities is included in net investment income.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Other-than-temporary impairment evaluations.  The Company periodically reviews its available-for-sale securities to determine if any decline in fair value to below cost or amortized cost is other-than-temporary.  Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss, reasons for the decline in value and expectations for the amount and timing of a recovery in fair value.

In assessing corporate debt securities for other-than-temporary impairment, the Company evaluates the ability of the issuer to meet its debt obligations, the value of the company or specific collateral securing the debt, the Company’s intent to sell the security and whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost basis.  The Company evaluates U.S. Treasury securities and obligations of U.S. Government corporations and agencies and obligations of states and political subdivisions for other-than-temporary impairment by examining similar characteristics referenced above for corporate debt securities.

When evaluating whether residential mortgage-backed securities, commercial mortgage-backed securities, collateralized debt obligations and other asset-backed securities are other-than-temporarily impaired, the Company examines characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, the quality of any credit guarantors, the Company’s intent to sell the security and whether it is more likely than not it will be required to sell the security before the recovery of its amortized cost basis.

For all debt securities evaluated for other-than-temporary impairment (for which the Company does not have the intent to sell and it is not more likely than not that it will be required to sell the security before the recovery of its amortized cost basis), the Company considers the timing and present value of the cash flows.  The Company evaluates its intent to sell on an individual security basis.  To the extent that the present value of cash flows generated by a debt security is less than the amortized cost, an other-than-temporary impairment is recognized through earnings.

Other-than-temporary impairment losses on securities (where the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security prior to recovery of the security’s amortized cost basis) are bifurcated with the credit portion of the impairment loss being recognized in earnings and the non-credit loss portion of the impairment and any subsequent changes in the fair value of those debt securities being recognized in other comprehensive income, net of applicable taxes and other offsets.

Equity securities may experience other-than-temporary impairment in the future based on the prospects for full recovery in value in a reasonable period of time, and the Company’s ability and intent to hold the security to recovery.

It is reasonably possible that further declines in fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

Derivative Instruments

The Company uses derivative instruments to manage exposures and mitigate risks associated with interest rates and foreign currency.  These derivative instruments primarily include interest rate swaps and cross-currency swaps.  Certain features embedded in the Company’s market-indexed life insurance and certain variable life insurance contracts require derivative accounting.  All derivative instruments are carried at fair value and are reflected as assets or liabilities in the consolidated balance sheets.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In determining fair value, the Company uses various methods including market, income and cost approaches.
The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities carried at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date and mutual funds where the value per share (unit) is determined and published daily and is the basis for current transactions.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability.  Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company reviews its fair value hierarchy classifications for financial assets and liabilities quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassifications.  Reclassifications are reported as transfers at the beginning of the period in which the change occurs.

Federal Income Taxes

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income or loss in the years in which those temporary differences are expected to be recovered or settled.  Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established when management determines it is more likely than not that all or some portion of the deferred tax assets will not be realized. Interest expense and any associated penalties are shown as income tax expense.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe.  Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits.  In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to change the provision for federal income taxes recorded in the consolidated financial statements, which could be significant.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Tax reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits or substantial agreement with taxing authorities on the deductibility/nondeductibility of uncertain items, additional exposure based on current calculations, identification of new issues or release of administrative guidance or rendering of a court decision affecting a particular tax issue.

NLAIC is included in the NLIC and subsidiaries consolidated federal income tax return, which is eligible to join the NMIC consolidated tax return group in 2014.

Cash and Cash Equivalents

Cash and cash equivalents, which include highly liquid investments with original maturities of less than three months, are carried at cost, which approximates fair value.

Value of Business Acquired

As a result of the acquisition of Provident Mutual Life Insurance Company (Provident) in 2002 and the application of purchase accounting, the Company reports an intangible asset representing the fair value of the business in force and the portion of the purchase price that was allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts existing as of the closing date of the Provident acquisition.  The value assigned to VOBA was supported by an independent valuation study commissioned by the Company and executed by a team of qualified valuation experts, including actuarial consultants.

VOBA represents the actuarially-determined value of future cash flows for acquired insurance contracts. Expected future cash flows are determined based on projected future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, changes in reserves, operating expenses, investment income and other factors.  Amortization of VOBA occurs with interest over the anticipated lives of the major lines of business to which it relates in relation to estimated gross profits, gross margins or premiums, as appropriate.  VOBA is adjusted for unrealized gains and losses on available-for-sale securities for changes in amortization that would have been required had such unrealized amounts been realized. In the event actual experience differs or assumptions are revised, an increase or decrease in VOBA amortization expense is recorded, which could be significant.

Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives.  Separate account assets are comprised of public, privately registered and non-registered mutual funds and investments in securities.  Separate account assets are recorded at fair value and the Company primarily uses net asset value (NAV) to estimate the underlying fair value for certain mutual funds that do not have readily determinable fair values.  The Company also uses market quotations to determine the underlying fair value of mutual funds when available.  The value of separate account liabilities is set to equal the fair value for separate account assets.  Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders.

NLACA Merger

On December 31, 2009, NLAIC merged with its affiliate, NLACA, with NLAIC as the surviving entity.  The merger was accounted for at historical cost in a manner similar to a pooling of interests because the involved entities were under common control.  NLACA is reflected in the Company’s prior year consolidated financial statements at the historical cost of the transferred net assets to provide comparative information as though the companies were combined for all periods presented.  This presentation is consistent for both GAAP and statutory reporting.  Since NLACA was a wholly-owned subsidiary, there was no noncontrolling interest impact.

The Company has presented its consolidated financial statements and accompanying notes as applicable for 2009 and prior to reflect the NLACA merger.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the impact of the merger with NLACA on the consolidated statement of operations for the year ended December 31:

(in millions)	2009

Total revenues	$ 42.9
Total benefits and expenses	$ 40.3
Federal income tax benefit	$ (0.2)
Net income	$ 2.8

The impact of the merger on shareholder’s equity was $67.9 million and $57.5 million as of December 31, 2009 and 2008, respectively.

Subsequent Events

The Company evaluated subsequent events through March 23, 2012, the date the consolidated financial statements were issued.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(3)      Recently Issued Accounting Standards

Adopted Accounting Standards

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, which amends the factors a creditor should consider to determine whether a restructuring constitutes a troubled debt restructuring in Accounting Standards Codification (ASC) 310, Receivables.  The Company adopted this guidance for interim and annual periods beginning June 15, 2011. The adoption of this guidance had an immaterial impact on the Company’s consolidated statements of operations and consolidated balance sheets.

On December 31, 2010, the Company adopted new disclosure requirements regarding the credit quality of its financing receivables (e.g., commercial mortgage loans) and the related allowance for credit losses within ASU 2010-20, which amends FASB ASC 310, Receivables.  The adoption of this guidance resulted in increased disclosures only and had no impact on the Company's consolidated statements of operations or consolidated balance sheets.

On January 1, 2010, the Company adopted ASU 2010-06, except for the new disclosure providing disaggregated information related to the activity in Level 3 fair value measurements, which the Company adopted effective January 1, 2011.

In April 2009, the FASB issued guidance under FASB ASC 320, Investments – Debt and Equity Securities.  This guidance is designed to create greater clarity and consistency in accounting for and presentation of impairment losses on debt securities.  This guidance is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted.  As of the beginning of the interim period of adoption, this guidance requires a cumulative-effect adjustment to reclassify the non-credit component of previously recognized other-than-temporary impairment losses on debt securities from retained earnings to the beginning balance of AOCI.  The Company adopted this guidance as of January 1, 2009.  The adoption of this guidance resulted in a cumulative-effect adjustment of $34.2 million, net of taxes, as an increase to the opening balance of retained earnings with a corresponding decrease to the opening balance of AOCI.

Pending Accounting Standards

In May 2011, the FASB issued ASU 2011-04, which amends existing guidance in ASC 820, Fair Value Measurements and Disclosures.  The guidance in this ASU clarifies existing fair value measurement guidance and expands disclosures primarily related to Level 3 fair value measurements.  The Company will adopt this guidance prospectively for the annual period beginning January 1, 2012.  The adoption of this guidance will result in increased disclosures and will have an immaterial impact on the Company’s consolidated statements of operations or consolidated balance sheet.

In October 2010, the FASB issued ASU 2010-26, which amends FASB ASC 944, Financial Services – Insurance, by modifying the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal contracts.  Under the amended guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts.  The methods and assumptions used to amortize and assess recoverability of DAC were not impacted as a result of adopting this guidance.  The Company adopted this guidance retrospectively, effective January 1, 2012, which resulted in a reduction to total equity of $67.0 million, net of taxes, as of December 31, 2009.

In June 2011, the FASB issued ASU 2011-05, which amends existing guidance in ASC 220, Comprehensive Income. The amended guidance requires reporting entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income.  In December 2011, the FASB issued ASU 2011-12, which defers certain changes in ASU 2011-05 related to the presentation of reclassification adjustments out of accumulated other comprehensive income.  The Company will adopt both updates retrospectively, effective December 31, 2012.  The adoption of this guidance will impact the presentation of the Company’s consolidated financial statements.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

In December 2011, the FASB issued ASU 2011-11, which expands the disclosure requirements within ASC 210-10, Balance Sheet – Offsetting.  The new disclosures require improved information about certain financial instruments and derivatives that are either offset in accordance with GAAP or subject to enforceable master offsetting arrangements irrespective of GAAP. The Company will adopt this guidance retrospectively for interim and annual periods beginning January 1, 2013.  The adoption of this guidance will result in increased disclosures only and will have no impact on the Company's consolidated statements of operations or consolidated balance sheets.

 (4)      Certain Long-Duration Contracts

Variable Annuity Contracts

The Company issues variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder.  The Company also provides various forms of guarantees to benefit the related contractholders.  The Company provides two primary guarantee types of variable annuity contracts:  GMDB and GMIB.

The GMDB, offered on every variable annuity contract, provides a specified minimum return upon death.  Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse.  The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death.

The GMIB, which was offered as a rider to several variable annuity contracts, is a living benefit that provides the contractholder with a guaranteed annuitization value.

The following table summarizes information regarding variable annuity contracts with guarantees invested in general and separate accounts as of December 31 (a contract may contain multiple guarantees):

			2011				2010
				Wtd. avg.				Wtd. avg.
	General	Separate	Net	attained	General	Separate	Net	attained
	account	account	amount	age of	account	account	amount	age of
(in millions)	value	value	at risk1	contractholders	value	value	at risk1	contractholders

Return of net deposits:
In the event of death	$ 9.0	$ 102.9	$ 0.2	69	$ 10.5	$ 142.2	$ -	68

Minimum return or anniversary contract value :
In the event of death	$ 62.1	$ 523.8	$ 32.5	68	$ 65.4	$ 660.3	$ 26.2	67
At annuitization	$ 0.8	$ 24.1	$ -	64	$ 1.1	$ 36.2	$ -	64

__________

1	Net amount at risk is calculated on a seriatim basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit).

The Company’s reserve balances and paid claims for variable annuity contracts with guarantees were immaterial for the years ended December 31, 2011 and 2010.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Universal and Variable Universal Life Insurance Contracts

The Company offers certain universal life and variable universal life insurance products with secondary guarantees.  This no-lapse guarantee provides that a policy will not lapse so long as the policyholder makes minimum premium payments.  The reserve balances on these guarantees were $147.1 million and $76.0 million as of December 31, 2011 and 2010, respectively.  Paid claims on contracts maintained in force by these guarantees were immaterial for the years ended December 31, 2011 and 2010, respectively.

The following table summarizes information regarding universal and variable universal life insurance contracts with no-lapse guarantees invested in general and separate accounts as of December 31:

		2011			2010
			Wtd. avg.			Wtd. avg.
		Net	attained		Net	attained
	Account	amount	age of	Account	amount	age of
(in millions)	value	at risk1	contractholders	value	at risk1	contractholders

No-lapse guarantees	$ 714.0	$ 7,206.1	58	$ 601.9	$ 5,507.0	58

__________
1 Net amount at risk is calculated on a seriatim basis and equals the respective guaranteed death benefit less the account value (or zero if the account value exceeds the guaranteed benefit).

Related Separate Accounts

The following table summarizes account balances of deferred variable annuity, variable single premium immediate annuity and variable universal life insurance contracts that were invested in separate accounts as of December 31:

(in millions)	2011	2010

Mutual funds:
Bond	$ 173.5	$ 185.9
Domestic equity	628.2	743.3
International equity	99.5	128.9
Total mutual funds	901.2	1,058.1
Money market funds	48.6	49.3
Total	$ 949.8	$ 1,107.4

The Company did not transfer any assets from the general account to the separate account to cover guarantees for any of its variable annuity contracts during the years ended December 31, 2011 and 2010.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(5)	Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs

The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2011	2010	2009

Balance at beginning of year	$ 506.8	$ 416.5	$ 471.2
Capitalization of DAC	137.4	161.5	119.5
Amortization of DAC, excluding unlocks	(28.0)	(39.1)	(28.4)
Amortization of DAC, related to unlocks	23.9	14.3	(6.5)
Adjustments to DAC related to unrealized gains and losses on available-for-sale securities	(90.9)	(46.4)	(139.3)
Balance at end of year	$ 549.2	$ 506.8	$ 416.5

During 2011 and 2010, the Company conducted its annual comprehensive review of model assumptions and the most significant contributor to the favorable unlock of assumptions primarily related to interest spread.

During 2009, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by favorable equity market performance compared to assumed net separate account returns and resulted in a decrease in DAC amortization of $6.1 million, pre-tax.

Based upon the market performance in the second half of 2011, the DAC balance for variable annuities is currently outside of the preset parameters.  Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than the assumed net separate account performance.

Value of Business Acquired

The following table presents a reconciliation of VOBA for the years ended December 31:

(in millions)	2011	2010	2009

Balance at beginning of year	$ 21.0	$ 24.6	$ 32.5
Amortization of VOBA, excluding unlocks	(3.7)	(4.1)	(4.6)
Amortization of VOBA, related to unlocks	1.7	0.5	(3.2)
Change in unrealized loss on available-for-sale securities	-	-	(0.1)
Balance at end of year	$ 19.0	$ 21.0	$ 24.6

Interest on the unamortized VOBA balance (at interest rates ranging from 4.5% to 6.5%) is included in amortization and was $1.1 million, $1.4 million, and $1.8 million during the years ended December 31, 2011, 2010 and 2009, respectively.  Additionally, the VOBA gross carrying amount was $69.9 million and accumulated amortization of $50.9 million and $48.9 million for the years ended December 31, 2011 and 2010, respectively.  The initial useful life related to the VOBA balances is 28 years.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Based on current assumptions, which are subject to change, the following table summarizes estimated amortization of VOBA for the next five years ended December 31:

(in millions)

2012	$ 2.6
2013	$ 2.2
2014	$ 1.4
2015	$ 1.2
2016	$ 1.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(6)      Investments

Available-for-Sale Securities

The following table summarizes amortized cost, gross unrealized gains and losses and fair value of available-for-sale securities as of the dates indicated:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
(in millions)	cost	gains	losses	value

December 31, 2011:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 26.5	$ 5.7	$ -	$ 32.2
Obligations of states and political subdivisions	221.8	22.0	-	243.8
Corporate public securities	2,478.6	197.3	17.1	2,658.8
Corporate private securities	455.1	35.1	2.7	487.5
Residential mortgage-backed securities	460.5	17.2	26.7	451.0
Commercial mortgage-backed securities	83.5	3.7	0.3	86.9
Collateralized debt obligations	84.5	0.9	11.6	73.8
Other asset-backed securities	54.2	0.9	0.6	54.5
Total fixed maturity securities	$ 3,864.7	$ 282.8	$ 59.0	$ 4,088.5
Equity securities	2.2	0.2	-	2.4
Total available-for-sale securities	$ 3,866.9	$ 283.0	$ 59.0	$ 4,090.9

December 31, 2010:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 26.5	$ 1.4	$ -	$ 27.9
Obligations of states and political subdivisions	198.0	1.9	7.0	192.9
Corporate public securities	1,947.7	118.7	11.3	2,055.1
Corporate private securities	443.4	30.1	2.7	470.8
Residential mortgage-backed securities	468.7	12.0	30.9	449.8
Commercial mortgage-backed securities	98.0	4.4	0.4	102.0
Collateralized debt obligations	20.7	0.8	11.0	10.5
Other asset-backed securities	52.9	1.4	0.8	53.5
Total fixed maturity securities	$ 3,255.9	$ 170.7	$ 64.1	$ 3,362.5
Equity securities	2.2	0.8	-	3.0
Total available-for-sale securities	$ 3,258.1	$ 171.5	$ 64.1	$ 3,365.5

The fair value of the Company’s investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads.  While the Company has the ability and intent to hold equity securities until recovery, and the Company does not have the intent to sell, nor is it more likely than not it will be required to sell fixed maturity securities in unrealized loss positions, investment losses may be realized to the extent liquidity needs require the disposition of securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the amortized cost and fair value of fixed maturity securities, by maturity, as of December 31, 2011.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without early redemption penalties.

	Amortized	Fair
(in millions)	cost	value
Fixed maturity securities:
Due in one year or less	$ 175.0	$ 177.8
Due after one year through five years	1,313.1	1,374.9
Due after five years through ten years	960.2	1,030.2
Due after ten years	733.7	839.4
Subtotal	$ 3,182.0	$ 3,422.3
Residential mortgage-backed securities	460.5	451.0
Commercial mortgage-backed securities	83.5	86.9
Collateralized debt obligations	84.5	73.8
Other asset-backed securities	54.2	54.5
Total fixed maturity securities	$ 3,864.7	$ 4,088.5

The following table summarizes components of net unrealized gains and losses on available-for-sale securities, as of December 31:

(in millions)	2011	2010

Net unrealized gains, before adjustments and taxes	$ 224.0	$ 107.4
Adjustment to DAC	(140.6)	(49.7)
Adjustment to future policy benefits and claims	(1.6)	(1.5)
Deferred federal income tax expense	(28.4)	(19.4)
Net unrealized gains on available-for-sale securities	$ 53.4	$ 36.8

The following table summarizes the change in net unrealized gains and losses on available-for-sale securities reported in accumulated other comprehensive income, as of December 31:

(in millions)	2011	2010
Balance at beginning of year	$ 36.8	$ (9.0)
Unrealized gains and losses arising during the period:
Net unrealized gains before adjustments	118.8	106.9
Non-credit impairments and subsequent changes in fair value of those debt securities	1.3	7.9
Net adjustments to DAC	(90.9)	(46.4)
Net adjustment to future policy benefits and claims	(0.1)	0.4
Related federal income tax expense	(10.2)	(23.9)
Change in unrealized gains on available-for-sale securities	$ 18.9	$ 44.9
Reclassification adjustments to net investment gains and losses, net of taxes ($1.2
and $(0.5) as of December 31, 2011 and 2010, respectively)	$ 2.3	(0.9)
Change in net unrealized gains on available-for-sale securities	$ 16.6	$ 45.8
Balance at end of year	$ 53.4	$ 36.8

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes available-for-sale securities, by asset class, in a gross unrealized loss position based on the amount of time each type of security has been in an unrealized loss position, as well as the related fair value and number of securities, as of the dates indicated:
	Less than or equal to one year			More than one year				Total
		Gross	Number		Gross	Number		Gross	Number
	Fair	unrealized	of	Fair	unrealized	of	Fair	unrealized	of
(in millions, except number of securities)	value	losses	securities	value	losses	securities	value	losses	securities

December 31, 2011:
Fixed maturity securities:
Obligations of states and
political subdivisions	$ 11.0	$ -	2	$ -	$ -	-	$ 11.0	$ -	2
Corporate public securities	296.3	9.5	63	31.4	7.6	13	327.7	17.1	76
Residential mortgage-backed securities	39.3	0.6	14	126.5	26.1	65	165.8	26.7	79
Collateralized debt obligations	39.5	0.5	4	7.7	11.1	5	47.2	11.6	9
Other fixed maturity securities	40.1	1.4	13	23.9	2.2	9	64.0	3.6	22
Total fixed maturity securities	$ 426.2	$ 12.0	96	$ 189.5	$ 47.0	92	$ 615.7	$ 59.0	188

December 31, 2010:
Fixed maturity securities:
Obligations of states and
political subdivisions	$ 126.3	$ 7.0	18	$ -	$ -	-	$ 126.3	$ 7.0	18
Corporate public securities	189.9	4.8	31	41.3	6.5	23	231.2	11.3	54
Residential mortgage-backed securities	4.3	-	5	171.0	30.9	80	175.3	30.9	85
Collateralized debt obligations	-	-	-	8.0	11.0	6	8.0	11.0	6
Other fixed maturity securities	54.6	2.7	15	35.9	1.2	7	90.5	3.9	22
Total fixed maturity securities	$ 375.1	$ 14.5	69	$ 256.2	$ 49.6	116	$ 631.3	$ 64.1	185

The following table summarizes gross unrealized losses based on the ratio of estimated fair value to amortized cost, for all available-for-sale securities in an unrealized loss position, as of the dates indicated:

	December 31, 2011			December 31, 2010
	Less	More		Less	More
	than or	than		than or	than
	equal to	one		equal to	one
(in millions)	one year	year	Total	one year	year	Total

99.9% - 80.0%	$ 12.0	$ 12.1	$ 24.1	$ 13.9	$ 16.1	$ 30.0
Less than 80.0%
Residential mortgage-backed securities	-	17.5	17.5	-	17.6	17.6
Collateralized debt obligations	-	11.1	11.1	-	11.0	11.0
Other	-	6.3	6.3	0.6	4.9	5.5
Total	$ 12.0	$ 47.0	$ 59.0	$ 14.5	$ 49.6	$ 64.1

These unrealized losses represent temporary fluctuations in economic factors that are not indicative of other-than-temporary impairment.

Residential mortgage-backed securities are assessed for impairment using default estimates based on loan level data, where available.  Where loan level data is not available, a proxy based on collateral characteristics is used.  The impairment assessment considers loss severity as a function of multiple factors, including unpaid balance, interest rate, mortgage insurance ratios, assessed property value at origination, change in property value, loan-to-value ratio at origination and prepayment speeds.  Cash flows generated by the collateral are then utilized, along with consideration for the issue’s position in the overall structure, to determine cash flows associated with the security.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Collateralized debt obligations are assessed for impairment using expected cash flows based on various inputs including default estimates based on the underlying corporate securities and historical and forecasted loss severities, or other market inputs when recovery estimates are not feasible.  When the collateral is regional bank and insurance company trust preferred securities, default estimates used to estimate cash flows are based on U.S. Bank Rating service data and broker research.

Management believes unrealized losses on available-for-sale securities do not represent other-than-temporary impairments as the Company does not intend to sell the securities, it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis or the present value of estimated cash flows were equal to or greater than the amortized cost basis of the securities.

Mortgage Loans, Net of Allowance

The Company’s investments in mortgage loans consist primarily of first lien and collateral dependent commercial mortgage loans.  These mortgage loans are further segregated into the following classes based on the unique risk profiles of the underlying property types: office, warehouse, retail, apartment and other.

The collectability of a mortgage loan is based on the ability of the borrower to repay and/or the value of the underlying collateral.  The quality of a loan is generally defined by the specific financial position and condition of a borrower and the underlying collateral. Many of the Company’s mortgage loans are structured with balloon payment maturities, exposing the Company to risks associated with the borrowers’ ability to make the balloon payment or refinance the property.

As part of the underwriting process, specific guidelines are followed to ensure the initial quality of a new mortgage loan.  Third-party appraisals are generally obtained to support loaned amounts.

The Company actively monitors the credit quality of its mortgage loans to support the development of the valuation allowance.  This monitoring process includes quantitative analyses which facilitate the identification of deteriorating loans, and qualitative analyses which consider other factors relevant to the borrowers’ ability to repay.  Loans with deteriorating credit fundamentals are identified for special surveillance procedures and are categorized based on the severity of their deterioration and management’s judgment as to the likelihood of loss.

Mortgage loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When management determines that a loan is impaired, a provision for loss is established equal to the fair value of the collateral.

In addition to the loan-specific reserves, the Company maintains a non-specific reserve for losses developed based on loan surveillance categories and property type classes and reflects management’s best estimate of probable credit losses inherent in the portfolio as of the balance sheet date but not yet attributable to specific loans.  Management’s periodic evaluation of the adequacy of the non-specific reserve is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the amortized cost of mortgage loans by method of evaluation for credit loss, and the related valuation allowances by type of credit loss, for the years ended December 31:

(in millions)	2011	2010
Amortized cost:
Loans with non-specific reserves	$ 484.2	$ 522.9
Loans with specific reserves	5.5	39.4
Total amortized cost	$ 489.7	$ 562.3
Valuation allowance:
Non-specific reserves	$ 3.4	$ 4.9
Specific reserves	1.1	8.3
Total valuation allowance	$ 4.5	$ 13.2
Mortgage loans, net of allowance	$ 485.2	$ 549.1

The following table summarizes activity in the valuation allowance for mortgage loans for the years ended December 31:

(in millions)	2011	2010
Balance at beginning of year	$ 13.2	$ 7.5
Additions	3.6	11.3
Deductions	(12.3)	(5.6)
Balance at end of year	$ 4.5	$ 13.2

The following table summarizes impaired mortgage loans by class for the years ended December 31:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total
2011
Amortized cost	$ -	$ -	$ 1.7	$ -	$ 3.8	$ 5.5
Specific reserves	$ -	$ -	$ (0.6)	$ -	$ (0.5)	$ (1.1)
Impaired mortgage loans, net of allowance	$ -	$ -	$ 1.1	$ -	$ 3.3	$ 4.4

2010
Amortized cost	$ -	$ 10.0	$ 5.5	$ 4.7	$ 19.2	$ 39.4
Specific reserves	$ -	$ (1.5)	$ (1.5)	$ (0.8)	$ (4.5)	$ (8.3)
Impaired mortgage loans, net of allowance	$ -	$ 8.5	$ 4.0	$ 3.9	$ 14.7	$ 31.1

As of December 31, 2011, the Company’s mortgage loans classified as delinquent and/or in non-accrual status were immaterial in relation to the total mortgage loan portfolio.  The Company had no mortgage loans 90 days or more past due and still accruing interest.

The following table summarizes average recorded investment and interest income recognized for impaired mortgage loans by class for the year ended December 31, 2011:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total
Average recorded investment	$ -	$ 6.8	$ 5.3	$ 0.8	$ 8.5	$ 21.4
Interest income recognized	$ -	$ 0.7	$ 0.5	$ -	$ 0.8	$ 2.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Management uses an internal credit quality rating process to reflect an internal view of the credit risk associated with individual loans, as well as the portfolio as a whole.  This process considers a number of relevant loan quality measurements and factors, including loan-to-value ratio (LTV), debt service coverage ratio (DSC), current market rent expectations, economic vacancy, property characteristics, market area, and borrower strength.  LTV is calculated as a ratio of the amortized cost of a loan to the estimated value of the underlying collateral.  DSC is the amount of cash flow generated by the underlying collateral of the mortgage loan available to meet periodic interest and principal payments of the loan.  This process yields an individual internal credit quality rating score for substantially all of the Company’s mortgage loans which is then translated to a credit quality rating ranging from 1 to 5, with 1 representing the lowest risk profile and lowest potential for loss and 5 representing the highest risk profile and highest potential for loss.  These internal ratings by property are updated at least annually.

The following table summarizes the amortized cost of mortgage loans by internal credit quality rating and by class as of:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total
December 31, 2011
Rated 1	$ 22.4	$ 2.9	$ 13.3	$ -	$ -	$ 38.6
Rated 2	27.8	29.9	86.3	44.6	5.1	193.7
Rated 3	45.5	40.3	85.5	50.9	6.8	229.0
Rated 4	2.1	5.3	3.6	-	7.2	18.2
Rated 5	-	-	3.2	-	7.0	10.2
Total mortgage loans	$ 97.8	$ 78.4	$ 191.9	$ 95.5	$ 26.1	$ 489.7

December 31, 2010
Rated 1	$ -	$ -	$ -	$ -	$ -	$ -
Rated 2	32.7	8.3	74.8	9.2	-	125.0
Rated 3	43.1	94.4	132.8	64.3	19.5	354.1
Rated 4	3.2	11.4	13.5	30.9	19.2	78.2
Rated 5	1.7	-	-	-	3.3	5.0
Total mortgage loans	$ 80.7	$ 114.1	$ 221.1	$ 104.4	$ 42.0	$ 562.3

Internal credit quality ratings are not used to establish the valuation allowance; however, there is a strong correlation between the two processes.  For example, mortgage loans in the category receiving the highest loss factors for determination of the valuation allowance are generally rated with an internal credit quality rating of 4 or 5, while mortgage loans in the category receiving the lowest loss factors for determination of the valuation allowance are generally rated 1, 2 or 3.

While the internal credit ratings reflect management’s assessment of relative credit risk in the mortgage loan portfolio for the date indicated based on underwriting criteria and ongoing assessment of the properties’ performance, management believes the amounts, net of valuation allowance, are collectible.

Securities Lending

The fair value of loaned securities was $18.1 million and $96.3 million as of December 31, 2011 and 2010, respectively.  The Company received $18.5 million and $98.7 million of cash collateral on securities lending as of December 31, 2011 and 2010, respectively. The Company did not receive any non-cash collateral on securities lending as of the balance sheet dates.

Assets on Deposit

Fixed maturity securities with an amortized cost of $4.6 million and $4.5 million were on deposit with various regulatory agencies as required by law as of December 31, 2011 and 2010, respectively.  These securities continue to be included in fixed maturity securities on the consolidated balance sheets.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Net Investment Income

The following table summarizes net investment income by investment type for the years ended December 31:

(in millions)	2011	2010	2009

Fixed maturity securities, available-for-sale	$ 185.9	$ 175.6	$ 159.1
Equity securities, available-for-sale	0.2	0.2	0.4
Mortgage loans	32.2	35.8	42.3
Other	6.2	7.0	4.4
Gross investment income	$ 224.5	$ 218.6	$ 206.2
Less:
Investment expenses	4.9	5.9	5.6
Net investment income ceded (See Note 13)	116.5	125.6	125.9
Net investment income	$ 103.1	$ 87.1	$ 74.7

Net Realized Investment Gains and Losses

The following table summarizes net realized investment gains and losses, by source, for the years ended December 31:

(in millions)	2011	2010	2009

Net derivative gains (losses)	$ 5.9	$ (0.9)	$ (2.2)
Realized gains on sales	10.2	11.4	29.3
Realized losses on sales	(2.7)	(3.2)	(12.5)
Valuation gains (losses)	1.5	(0.4)	(1.1)
Net realized investment gains	$ 14.9	$ 6.9	$ 13.5

Proceeds from the sale of available-for-sale securities were $321.6 million, $211.8 million and $531.9 million during the years ended December 31, 2011, 2010 and 2009, respectively.  Gross gains of $5.7 million, $11.1 million and $29.4 million and gross losses of $1.1 million, $1.0 million and $9.3 million were realized on those sales during the years ended December 31, 2011, 2010 and 2009, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Other-Than-Temporary Impairment Losses

The following table summarizes other-than-temporary impairments for the years ended December 31:

		Included in other comprehensive income
(in millions)	Total		Net
2011
Fixed maturity securities	$ 3.7	$ (2.7)	$ 1.0
Mortgage loans	3.7	-	3.7
Other-than-temporary impairment losses	$ 7.4	$ (2.7)	$ 4.7

2010
Fixed maturity securities	$ 23.9	$ (12.5)	$ 11.4
Mortgage loans	10.9	-	$ 10.9
Other-than-temporary impairment losses	$ 34.8	$ (12.5)	$ 22.3

2009
Fixed maturity securities	$ 119.7	$ (48.7)	$ 71.0
Equity securities	0.7	-	$ 0.7
Mortgage loans	5.5	-	$ 5.5
Other-than-temporary impairment losses	$ 125.9	$ (48.7)	$ 77.2

The following table summarizes the non-credit portion of other-than-temporary impairments, which have credit losses in earnings, and any subsequent changes in the fair value of those debt securities recognized in other comprehensive income, before federal income taxes, for the years ended December 31:

(in millions)	2011	2010	2009
Balance at beginning of year	$ (12.9)	$ (20.8)	$ -
Net activity in the period1	1.3	7.9	(20.8)
Balance at end of year	$ (11.6)	$ (12.9)	$ (20.8)

_________
1 Includes the $52.6 million cumulative-effect of adoption of accounting principle for guidance impacting FASB ASC 320-10, Investments – Debt and Equity Securities as of January 1, 2009.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the cumulative amounts related to the Company's credit portion of the other-than-temporary impairment losses on debt securities that the Company does not intend to sell and it is not more likely than not the Company will be required to sell the security prior to recovery of the amortized cost basis, for the years ended December 31:

(in millions)	2011	2010	2009

Cumulative credit loss at beginning of year	$ 26.4	$ 25.8	$ 59.5
New credit losses	0.4	2.1	18.7
Incremental credit losses	0.6	9.1	5.5
Losses related to securities included in the beginning balance sold or paid down during the period	(9.7)	(10.6)	(57.7)
Losses related to securities included in the beginning balance for which there was a change in intent	-	-	(0.2)
Cumulative credit loss at end of year	$ 17.7	$ 26.4	$ 25.8

(7)   Fair Value of Financial Instruments

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 32.2	$ -	$ -	$ 32.2
Obligations of states and political subdivisions	-	243.8	-	243.8
Corporate public securities	1.2	2,657.6	-	2,658.8
Corporate private securities	-	375.0	112.5	487.5
Residential mortgage-backed securities	49.8	401.2	-	451.0
Commercial mortgage-backed securities	-	86.9	-	86.9
Collateralized debt obligations	-	-	73.8	73.8
Other asset-backed securities	-	54.3	0.2	54.5
Total fixed maturity securities at fair value	$ 83.2	$ 3,818.8	$ 186.5	$ 4,088.5
Equity securities	0.3	2.1	-	2.4
Short-term investments	0.9	63.9	-	64.8
Total other investments at fair value	$ 1.2	$ 66.0	$ -	$ 67.2
Investments at fair value	84.4	3,884.8	186.5	4,155.7
Cash and cash equivalents	11.6	-	-	11.6
Derivative assets1	-	0.4	-	0.4
Separate account assets	1,158.3	-	-	1,158.3
Assets at fair value	$ 1,254.3	$ 3,885.2	$ 186.5	$ 5,326.0
Liabilities
Derivative liabilities1	$ -	$ 2.7	$ -	$ 2.7
Liabilities at fair value	$ -	$ 2.7	$ -	$ 2.7

__________
1	The notional amounts related to the derivative assets and liabilities outstanding were $3.4 million and $9.4 million as of December 31, 2011, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes changes in fair value measurements for which the Company used significant unobservable inputs (Level 3) to determine fair value for the year ended December 31, 2011:

	Balance							Balance
	as of					Transfers	Transfers	as of
	December	Net gains (losses)				into	out of	December
(in millions)	31, 2010	In earnings1	In OCI	Purchases	Sales	Level 3	Level 3	31, 2011

Assets
Investments:
Fixed maturity securities:
Corporate public securities	$ 0.4	$ -	$ -	$ -	$ -	$ -	$ (0.4)	$ -
Corporate private securities	110.7	(0.7)	0.3	19.6	(34.7)	18.4	(1.1)	112.5
Collateralized debt obligations	10.5	(0.1)	(0.5)	63.9	-	-	-	73.8
Other asset-backed securities	3.5	-	-	-	(0.2)	-	(3.1)	0.2
Total fixed maturity securities at fair value	$ 125.1	$ (0.8)	$ (0.2)	$ 83.5	$ (34.9)	$ 18.4	$ (4.6)	$ 186.5

__________
1
Net gains and losses included in earnings are reported in net realized investment gains and losses and other-than-temporary impairment losses. The Company did not have a change in unrealized gains (losses) in earnings on assets and liabilities still held at the end of the year.

Transfers into and out of Level 3 during the year ended December 31, 2011 represent changes in the sources used to price certain securities.  There were no significant transfers between Levels 1 and 2 during the year ended December 31, 2011, except certain separate accounts previously included in Level 2.

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 27.9	$ -	$ -	$ 27.9
Obligations of states and political subdivisions	-	192.9	-	192.9
Corporate public securities	1.5	2,053.2	0.4	2,055.1
Corporate private securities	-	360.1	110.7	470.8
Residential mortgage-backed securities	56.9	392.9	-	449.8
Commercial mortgage-backed securities	-	102.0	-	102.0
Collateralized debt obligations	-	-	10.5	10.5
Other asset-backed securities	-	50.0	3.5	53.5
Total fixed maturity securities at fair value	$ 86.3	$ 3,151.1	$ 125.1	$ 3,362.5
Equity securities	0.8	2.2	-	3.0
Short-term investments	-	207.5	-	207.5
Total other investments at fair value	$ 0.8	$ 209.7	$ -	$ 210.5
Investments at fair value	87.1	3,360.8	125.1	3,573.0
Cash and cash equivalents	306.1	-	-	306.1
Derivative assets1	-	0.5	-	0.5
Separate account assets	-	1,322.4	-	1,322.4
Assets at fair value	$ 393.2	$ 4,683.7	$ 125.1	$ 5,202.0
Liabilities
Derivative liabilities1	$ -	$ 2.8	$ -	$ 2.8
Liabilities at fair value	$ -	$ 2.8	$ -	$ 2.8

__________
1	The notional amounts related to the derivative assets and liabilities outstanding were $6.9 million and $14.4 million as of December 31, 2010, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes changes in fair value measurements for which the Company used significant unobservable inputs (Level 3) to determine fair value for the year ended December 31, 2010:

	Balance						Balance
	as of				Transfers	Transfers	as of
	December	Net gains (losses)		Activity	into	out of	December
(in millions)	31, 2009	In earnings1	In OCI	in period	Level 3	Level 3	31, 2010

Assets
Investments:
Fixed maturity securities:
Corporate public securities	$ 9.0	$ 0.2	$ -	$ (3.1)	$ 0.6	$ (6.3)	$ 0.4
Corporate private securities	137.1	1.1	3.4	(39.8)	19.6	(10.7)	110.7
Residential mortgage-backed securities	222.5	-	-	(2.9)	-	(219.6)	-
Commercial mortgage-backed securities	33.8	-	-	-	-	(33.8)	-
Collateralized debt obligations	10.5	(4.1)	1.7	-	2.4	-	10.5
Other asset-backed securities	21.8	(0.1)	(0.5)	(1.4)	-	(16.3)	3.5
Total fixed maturity securities at fair value	$ 434.7	$ (2.9)	$ 4.6	$ (47.2)	$ 22.6	$ (286.7)	$ 125.1

__________
1
Net gains and losses included in earnings are reported in net realized investment gains and losses, other-than-temporary impairment losses and interest credited to policyholder accounts. The Company did not have a change in unrealized gains (losses) in earnings on assets and liabilities still held at the end of the year.

At December 31, 2009, most of the Company’s investments in residential mortgage-backed securities backed by Alt-A and sub-prime collateral were categorized as Level 3 financial assets because there was little market activity in these securities.   During 2010, market activity increased in these securities such that they are no longer considered inactive.  As such, these securities were transferred out of Level 3 and into Level 2.  Additionally, many of the Company’s investments in below investment-grade commercial mortgage-backed securities, which were categorized as Level 3 financial assets as of December 31, 2009 were transferred to Level 2 in 2010. This was primarily due to an increase in the observable valuation inputs of market activity and availability of higher quality independent pricing data.

There were no significant transfers between Levels 1 and 2 during the year ended December 31, 2010.

Fair Value Option

The Company assesses the fair value option election for newly acquired financial assets or liabilities on a prospective basis. There are no material assets or liabilities for which the Company elected the fair value option.

Use of Net Asset Value for Estimating Fair Value

The Company uses net asset value to estimate the underlying fair value for certain mutual funds that do not have readily determinable fair values, which are included in separate accounts.

All of these mutual fund investments are included in Level 2 and had fair values totaling $1.32 billion as of December 31, 2010.  These funds have no unfunded commitments or restrictions and the Company always has the ability to redeem the separate account investment in these funds with the investee at net asset value daily.  These mutual funds are primarily invested in domestic and international equity funds.

Contractholders have the ability to select and change investment categories, which will result in the underlying mutual funds being purchased and sold in the future.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

Fair Value on a Nonrecurring Basis

The Company measured certain mortgage loans at fair value, or fair value of the collateral for collateral dependent loans, on a non-recurring basis subsequent to their initial recognition, due to impairments or foreclosures recorded during the year. In determining the fair value for these mortgage loans, the Company primarily uses the direct capitalization method based on management’s view of current market capitalization rates.  Alternatively, the Company may use a discounted cash flow methodology or an independently provided appraisal of value.  Each of these methodologies is considered to represent a Level 3 fair value measurement.  Refer to Note 6 for further discussion of the carrying value of impaired mortgage loans.

Financial Instruments Not Carried at Fair Value

The following table summarizes the carrying value and fair value of the Company’s financial instruments not carried at fair value as of December 31.  The valuation techniques used to estimate these fair values are described below.

	2011		2010
	Carrying	Fair	Carrying	Fair
(in millions)	value	value	value	value

Assets
Investments:
Mortgage loans held-for-investment	$ 485.2	$ 495.6	$ 549.1	$ 526.4
Policy loans	$ 26.5	$ 26.5	$ 23.4	$ 23.4

Liabilities
Investment contracts	$ 2,661.7	$ 2,836.5	$ 2,791.1	$ 2,886.7
Long-term debt	$ 285.1	$ 260.9	$ 272.0	$ 272.0

Mortgage loans held-for-investment:  The fair values of mortgage loans held-for-investment are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.

Policy loans:  The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts:  For investment contracts without defined maturities, fair value is the amount payable on demand, net of surrender charges.  For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis.  Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Long-term debt:  The fair value for long-term debt is based on estimated market prices using observable inputs from similar debt instruments.

(8)	Long-Term Debt

On December 31, 2010, Olentangy issued a variable funding surplus note due on December 31, 2040 to Nationwide Corporation, a majority-owned subsidiary of NMIC.  The note is redeemable in full or partial amount at any time subject to proper notice and approval.  A redemption premium shall be payable if the note is redeemed on or prior to the third anniversary date of the note’s issuance.  The note bears interest at the rate of three-month U.S. London Interbank Offered Rate plus 2.80% payable quarterly.  Olentangy agrees to draw down or reduce principal amounts in accordance with the terms outlined in the purchase agreement.  The maximum amount outstanding under the agreement is $312.7 million in 2016.  The principal amount outstanding was $285.1 million and $272.0 million as of December 31, 2011 and 2010, respectively.  The Company made interest payments on this surplus note of $8.7 million during 2011.  Any payment of interest or principal on the note requires the prior approval of the State of Vermont.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(9)	Federal Income Taxes

The following table summarizes the federal income tax expense (benefit) attributable to income (loss) for the years ended December 31:

(in millions)	2011	2010	2009

Current tax benefit	$ (10.1)	$ (40.7)	$ (17.6)
Deferred tax expense	45.1	65.4	11.6
Total tax expense (benefit)	$ 35.0	$ 24.7	$ (6.0)

Total federal income tax expense (benefit) differs from the amount computed by applying the U.S. federal income tax rate to income (loss) before federal income tax expense (benefit), as follows for the years ended December 31:

	2011		2010		2009
(in millions)	Amount	%	Amount	%	Amount	%
Rate reconciliation:
Computed (expected tax expense (benefit))	$ 37.2	35%	$ 25.4	35%	$ (4.4)	35%
Dividend received deduction	(1.8)	(2)%	(1.2)	(2)%	(1.2)	10%
Other, net	(0.4)	-%	0.5	1%	(0.4)	3%
Total	$ 35.0	33%	$ 24.7	34%	$ (6.0)	48%

The Company’s current federal income tax payable, due to NLIC, was $4.1 million and receivable from NLIC of $28.5 million as of December 31, 2011 and 2010, respectively.

Total federal income taxes refunded were $41.8 million, $27.5 million and $22.4 million during the years ended December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, the Company no longer has capital loss carryforwards.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31:

(in millions)	2011	2010

Deferred tax assets:
Future policy benefits and claims	$ 7.8	$ 16.9
Mortgage loans	5.6	5.6
Capital loss carryforward	-	14.4
Deferred revenue	11.5	5.5
Other	1.4	2.3
Gross deferred tax assets	$ 26.3	$ 44.7

Deferred tax liabilities:
Deferred policy acquisition costs	140.1	$ 129.0
Available-for-sale securities	51.6	30.8
Derivatives	8.2	8.2
Value of business acquired	6.7	7.4
Other	14.6	10.0
Gross deferred tax liabilities	$ 221.2	$ 185.4
Net deferred tax liability	$ (194.9)	$ (140.7)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized.  Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized.  Based on management’s analysis, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2011	2010	2009

Balance at beginning of period	$ 14.7	$ 7.4	$ 1.5
Additions for current year tax positions	0.7	2.1	2.7
Reductions for current year tax positions	(0.8)	-	-
Additions for prior year tax positions	0.3	5.2	3.5
Reductions for prior years tax positions	(5.1)	-	(0.3)
Balance at end of period	$ 9.8	$ 14.7	$ 7.4

The Company believes it is reasonably possible that approximately $9.2 million of unrecognized tax benefits will be recognized during 2012, mostly as a result of an industry issue resolution program with the Internal Revenue Service (IRS).  These tax benefits are primarily bad debt deductions related to certain investment impairments.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2005 tax year.  The IRS is conducting an examination of the Company’s U.S. income tax returns for the years 2006 through 2008.  Any adjustments that may result from IRS examination of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(10) Statutory Financial Information

Statutory Results

The Company is required to prepare statutory financial statements in conformity with the statutory accounting practices prescribed and permitted by insurance regulatory authorities, subject to any deviations prescribed or permitted by the applicable state department of insurance.  Statutory accounting practices focus on insurer solvency and materially differ from GAAP.  The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets; and valuing investments and establishing deferred taxes on a different basis.  The following tables summarize the statutory net loss and statutory capital and surplus for the Company for the years ended December 31:

(in millions)	2011	2010	2009

Statutory net loss	$ (61.2)	$ (49.5)	$ (61.1)
Statutory capital and surplus	$ 302.5	$ 287.2	$ 213.5

On December 31, 2009, NLAIC merged with its affiliate, NLACA, with NLAIC as the surviving entity.  See Note 2 for details on the accounting treatment of this transaction.

Dividend Restrictions

The payment of dividends by the Company is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state.  The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year.  During the year ended December 31, 2011, 2010 and 2009, the Company did not pay any dividends to NLIC.  As of January 1, 2012, the Company has the ability to pay dividends to NLIC totaling $30.3 million without obtaining prior approval.

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus.  Earned capital and surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets.  Additionally, following any dividend, an insurer’s policyholder capital and surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs.
The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and dividends in the future.

Regulatory Risk-Based Capital

The National Association of Insurance Commissioners’ (NAIC) Risk Based Capital (RBC) model law requires every insurer to calculate its total adjusted capital and RBC requirement to ensure insurer solvency.  Regulatory guidelines provide for an insurance commissioner to intervene if the insurer experiences financial difficulty, as evidenced by a company’s total adjusted capital falling below established relationships to required RBC.  The model includes components for asset risk, liability risk, interest rate exposure and other factors.  The State of Ohio, where the Company is domiciled, imposes minimum RBC requirements that were developed by the NAIC.  The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC.  Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action.  The Company exceeded the minimum RBC requirements for all periods presented herein.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(11)  Other Comprehensive Income

The Company’s other comprehensive income and loss includes net income (loss) and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income.

The following table summarizes the Company’s other comprehensive income for the years ended December 31:

(in millions)	Unrealized gains on available-for-sale securities	Unrealized gains (losses) on derivatives used in cash flow hedging relationships	Total other comprehensive income
Year ended December 31, 2011
Other comprehensive income before federal income taxes	25.6	0.1	25.7
Federal income tax expense	(9.0)	-	(9.0)
Total other comprehensive income	16.6	0.1	16.7

Year ended December 31, 2010
Other comprehensive income before federal income taxes	70.2	2.3	72.5
Federal income tax expense	(24.4)	(0.8)	(25.2)
Total other comprehensive income	45.8	1.5	47.3

Year ended December 31, 20091
Other comprehensive income (loss) before federal income taxes	160.9	(0.3)	160.6
Federal income tax (expense) benefit	(56.2)	0.1	(56.1)
Total other comprehensive income (loss)	104.7	(0.2)	104.5

_______

1
The adoption of guidance impacting FASB ASC 320-10, Investments – Debt and Equity Securities during 2009 resulted in a cumulative-effect adjustment of $34.2 million, net of taxes, to reclassify the non-credit component of previously recognized other-than-temporary impairment losses from the beginning balance of retained earnings to AOCI, which is excluded from the table above.

(12)       Related Party Transactions

The Company has entered into significant, recurring transactions and agreements with NMIC and other affiliates as a part of its ongoing operations.  These include employee benefit plans, office space leases and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany repurchases and cash management services.  Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

Pursuant to a financial support agreement, NLIC agreed to provide the Company with the minimum capital and surplus required by each state in which the Company does business and to maintain creditworthiness at a level consistent with that of NLIC.  This agreement does not constitute NLIC as guarantor of any obligation or indebtedness of the Company or provide any creditor of NLAIC with recourse to or against any of the assets of NLIC.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.  For the years ended December 31, 2011, 2010, and  2009, the Company made payments to NMIC and NSC totaling $10.5 million, $10.3 million, and $7.4 million, respectively.

The Company leases office space from NMIC.  For the years ended December 31, 2011, 2010, and 2009, the Company made lease payments to NMIC of $0.6 million, $0.8 million, and $0.8 million, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

The Company has a reinsurance agreement with NLIC whereby certain individual deferred fixed annuity contracts are ceded on a modified coinsurance basis.  Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer.  Under the terms of the Company’s agreement, the investment risk associated with changes in interest rates is borne by NLIC.  Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company’s retention of such risk.  The agreement will remain in force until all contract obligations are settled.  Amounts ceded to NLIC in 2011 include premiums of $136.9 million ($135.1 million and $250.8 million in 2010 and 2009, respectively); net investment income of $116.5 million ($125.6 million and $125.9 million in 2010 and 2009, respectively); policy reserves of $2.36 billion ($2.45 billion and $2.53 billion in 2010 and 2009, respectively); and benefits, claims and other expenses of $233.7 million ($242.0 million and $367.2 million in 2010 and 2009, respectively).

The Company also has a reinsurance agreement with NLIC whereby a certain life insurance contract is ceded on a 100% coinsurance basis.  Policy reserves ceded and amounts receivable from NLIC under this agreement totaled $142.7 million and $138.2 million as of December 31, 2011 and 2010, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products.  As of December 31, 2011 and 2010, customer allocations to NFG funds totaled $616.3 million and $285.2 million, respectively.  For the years ended December 31, 2011 and 2010, NFG paid the Company $2.2 million and $1.4 million, respectively, for the distribution and servicing of these funds.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value.  Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest.  As of December 31, 2011 and 2010, the Company had no outstanding borrowings from affiliated entities under such agreements.  During 2011 and 2010, the most the Company had outstanding at any given time was $15.0 million and $5.5 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during 2011 and 2010 were immaterial.

Amounts on deposit with NCMC for the benefit of the Company were $45.4 million and $108.8 million as of December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010, net intercompany receivables due from affiliates were $33.0 million and $4.2 million, respectively.

Effective December 1, 2010 all of the traditional life insurance business previously ceded to NF Reinsurance, Ltd., an affiliate, was recaptured by the Company.  As part of the recapture, the Company received $38.7 million from NF Reinsurance, Ltd. under the recapture agreement, consisting of $37.1 million and $1.6 million for reserves and pending claims, respectively.

Refer to Note 8 for discussion of variable funding surplus note between Olentangy and Nationwide Corporation.

During 2011, NLAIC received $100.0 million in cash capital contributions from NLIC.  During 2009, NLAIC received $140.0 million in cash capital contributions from NLIC.

During 2011 and 2010, the Company sold, at fair value, commercial mortgage loans with a carrying value of $8.0 million and $9.3 million, respectively, to NMIC.  The sales resulted in a net realized loss of $1.6 million in 2011 and 2010.

During 2009, the Company sold fixed maturity securities to NLIC with a carrying value of $188.8 million.  The sales were executed at fair value for cash and resulted in net realized losses of $26.4 million.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Consolidated Financial Statements, Continued

December 31, 2011, 2010 and 2009

(13)       Contingencies

Legal and Regulatory Matters

Nationwide Financial Services, Inc., and its affiliates, including NLAIC (collectively NFS), are a subject to legal and regulatory proceedings in the ordinary course of its business.  The Company’s legal and regulatory matters include proceedings specific to the Company and other proceedings generally applicable to business practices in the industries in which the Company operates.  The Company’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted.  Regulatory proceedings also could affect the outcome of one or more of the Company’s litigations matters.  Furthermore, it is often not possible to determine the ultimate outcomes of the pending regulatory investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory matters is not likely to have a material adverse effect on the Company’s consolidated financial position.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that such outcomes could materially affect the Company’s consolidated financial position or results of operations in a particular quarter or annual period.

The financial services industry has been the subject of increasing scrutiny on a broad range of issues by regulators and legislators. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies, including the Securities and Exchange Commission, and other governmental bodies, state securities law regulators and state attorneys general for information relating to, among other things, sales compensation, the allocation of compensation, unsuitable sales or replacement practices, and claims handling and escheatment practices.  The Company is cooperating with and responding to regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

(14)       Reinsurance

The following table summarizes the effects of reinsurance on life insurance in force and premiums for the years ended December 31:

(in millions)	2011	2010	2009

Premiums
Direct	$ 106.4	$ 92.6	$ 80.8
Assumed	-	-	-
Ceded	(25.7)	$ (45.7)	$ (39.5)
Net	$ 80.7	$ 46.9	$ 41.3

Life insurance in force
Direct	$ 62,504.3	$ 54,960.1	$ 47,866.4
Assumed	1.1	1.1	1.2
Ceded	$ (19,427.7)	$ (19,640.0)	$ (28,676.3)
Net	$ 43,077.7	$ 35,321.2	$ 19,191.3

Total amounts recoverable under reinsurance contracts totaled $267.5 million and $287.0 million as of December 31, 2011 and 2010, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule I                   Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2011 (in millions)

Column A	Column B	Column C	Column D
			Amount at
			which shown
			in the
		Fair	consolidated
Type of investment	Cost	value	balance sheet

Fixed maturity securities, available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 26.5	$ 32.2	$ 32.2
Obligations of states and political subdivisions	221.8	243.8	243.8
Public utilities	438.0	473.7	473.7
All other corporate	3,178.4	3,338.8	3,338.8
Total fixed maturity securities, available-for-sale	$ 3,864.7	$ 4,088.5	$ 4,088.5
Equity securities, available-for-sale	2.2	2.4	2.4
Mortgage loans, net of allowance	489.7		485.2
Short-term investments	64.8		64.8
Policy loans	26.5		26.5
Total investments	$ 4,447.9		$ 4,667.4

__________
1
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans.

See accompanying notes to the consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule IV                           Reinsurance

As of December 31, 2011, 2010 and 2009 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Percentage
		Ceded to	Assumed		of amount
	Gross	other	from other	Net	assumed
	amount	companies	companies	amount	to net

2011

Life insurance in force	$ 62,504.3	$ (19,427.7)	$ 1.1	$ 43,077.7	-
Life insurance premiums 1	$ 106.4	$ (25.7)	$ -	$ 80.7	-

2010

Life insurance in force	$ 54,960.1	$ (19,640.0)	$ 1.1	$ 35,321.2	-
Life insurance premiums 1	$ 92.6	$ (45.7)	$ -	$ 46.9	-

2009

Life insurance in force	$ 47,866.4	$ (28,676.3)	$ 1.2	$ 19,191.3	-
Life insurance premiums 1	$ 80.8	$ (39.5)	$ -	$ 41.3	-

__________
1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.

See accompanying notes to the consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule V                           Valuation and Qualifying Accounts

Years ended December 31, 2011, 2010 and 2009 (in millions)

Column A	Column B	Column C		Column D	Column E

	Balance at	Charged to	Charged to		Balance at
	beginning	costs and	other		end of
Description	of period	expenses	accounts	Deductions1	period

2011
Valuation allowances - mortgage loans	$ 13.2	$ 3.6	$ -	$ (12.3)	$ 4.5

2010
Valuation allowances - mortgage loans	$ 7.5	$ 11.3	$ -	$ (5.6)	$ 13.2

2009
Valuation allowances - mortgage loans	$ 6.8	$ 6.6	$ -	$ (5.9)	$ 7.5

____________
1	Amounts generally represent payoffs, sales and recoveries.

See accompanying notes to the consolidated financial statements and report of independent registered public accounting firm.

PART C. OTHER INFORMATION

Item 26.                   Exhibits

(a)
Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant – Filed previously with registration statement (333-121878) on January 6, 2005, as document "item26a.txt," and hereby incorporated by reference.

(b)	Not Applicable.

(c)
Underwriting or Distribution contracts between the Depositor and Principal Underwriter – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item26c.txt," and hereby incorporated by reference.

(d)	Contract – Attached hereto .

(e)	Applications – Attached hereto .

(f)	Depositor's Certificate of Incorporation and By-Laws.

(1)
Amended Articles of Incorporation for Nationwide Life and Annuity Insurance Company.  Filed previously with initial registration statement (333-164123) on January 4, 2010 as document "exhibitf1.htm" and hereby incorporated by reference.

(2)
Amended and Restated Code of Regulations of Nationwide Life and Annuity Insurance Company.  Filed previously with initial registration statement (333-164123) on January 4, 2010 as document "exhibitf1.htm" and hereby incorporated by reference.

(3)
Articles of Merger of Nationwide Life and Annuity Company of America with and into Nationwide Life and Annuity Insurance Company, effective December 31, 2009.   Filed previously with initial registration statement (333-164123) on January 4, 2010 as document "exhibitf1.htm" and hereby incorporated by reference.

(g)      Reinsurance Agreements –

(1)
Automatic Self Administered YRT Reinsurance Agreement with Swiss Re Life & Health America, Inc. dated July 27, 2008, previously filed on April 26, 2011 with registration statement (333-149213), as Exhibit (g)(1) and herby incorporated by reference.

(2)
Automatic Self Administered YRT Reinsurance Agreement with Swiss Re Life & Health America, Inc. dated June 1, 2006, previously filed on April 26, 2011 with registration statement (333-149213), as Exhibit (g)(2) and herby incorporated by reference.

(3)
Automatic/Facultative YRT Reinsurance Agreement with RGA Reinsurance Company dated October 1, 2006, previously filed on April 12, 2011 with registration statement (333-149295), as Exhibit (g)(1) and hereby incorporated by reference.

(4)
Automatic and Facultative Yearly Renewable Term Reinsurance Agreement with General & Cologne Life Re of America dated October 21, 2003, previously filed on April 12, 2011 with registration statement (333-149295), as Exhibit (g)(3) and herby incorporated by reference.

(5)
Reinsurance Agreement with Hannover Life Reassuance Company of America dated October 1, 2008, previously filed on April 12, 2011 with registration statement (333-149295), as Exhibit (g)(5) and herby incorporated by reference.

(h)	Form of Participation Agreements –

The following Fund Participation Agreements was previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit 26(h), and is hereby incorporated by reference.

Fund Participation Agreement with Waddell & Reed Services Company, Waddell & Reed, Inc., and W&R Target Funds, Inc. dated December 1, 2000, as amended, as document "waddellreedfpa.htm"

(i)	Form of Administrative Contracts –

        The following Administrative Agreement was previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit (i), and is hereby incorporated by reference.

Administrative Services Agreement with Waddell & Reed, Inc. dated December 1, 2000, as amended, as document, "waddellreedasa.htm".

(j)	Not Applicable.

(k)	Opinion of Counsel – Previously filed with registration statement (333-182897) on July 27, 2012.

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm – Attached hereto .

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Redeemability Exemption Procedures – Filed previously with registration statement (333-31725) on December 21, 2009 under document "exhibit_26q.htm" and is hereby incorporated by reference.

(99)	Power of Attorney – Attached hereto.

Item 27.                      Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President-Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President	Terri L. Hill
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President-Chief Marketing & Strategy Officer	Matthew Jauchius
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President	Steven M. English
Senior Vice President	Harry H. Hallowell
Senior Vice President and Treasurer	David LaPaul
Senior Vice President-Business Transformation Office	Robert P. McIsaac
Senior Vice President-Chief Claims Officer	David A. Bano
Senior Vice President-Chief Compliance Officer	Sandra L. Rich
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Financial Officer-Property and Casualty	Michael P. Leach
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO ACS	Daniel G. Greteman
Senior Vice President-CIO Enterprise Applications	Mark A. Gaetano
Senior Vice President-CIO IT Infrastructure	Gregory S. Moran
Senior Vice President-CIO NF Systems	Susan J. Gueli
Senior Vice President-Controller	James D. Benson
Senior Vice President-Corporate Marketing	Gordon E. Hecker
Senior Vice President-Corporate Strategy	Katherine M. Liebel
Senior Vice President-Deputy General Counsel	Thomas W. Dietrich
Senior Vice President-Deputy General Counsel	Sandra L. Neely
Senior Vice President-Distribution and Sales	John L. Carter
Senior Vice President-Enterprise Chief Technology Officer	Guruprasad C. Vasudeva
Senior Vice President-Field Operations EC	Amy T. Shore
Senior Vice President-Field Operations IC	Jeff M. Rommel
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Individual Products & Solutions and Director	Eric S. Henderson
Senior Vice President-Internal Audit	Kai V. Monahan
Senior Vice President-Investment Management Group	Michael S. Spangler
Senior Vice President-IT Strategic Initiatives	Robert J. Dickson
Senior Vice President-Nationwide Financial	Steven C. Power
Senior Vice President-Nationwide Financial Network	Peter A. Golato
Senior Vice President-NF Brand Marketing	William J. Burke
Senior Vice President-NI Brand Marketing	Jennifer M. Hanley
Senior Vice President-NW Retirement Plans	Anne L. Arvia
Senior Vice President-PCIO Sales Support	Melissa D. Gutierrez
Senior Vice President-President-Nationwide Bank	J. Lynn Greenstein
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Vice President-Corporate Governance and Secretary	Robert W. Horner, III
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 28.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries
COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio	The company acts as an investment holding company.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands	The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa	The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa	The company is a property and casualty insurance holding company.
ALLIED Insurance Company of America	Ohio	The company is organized to write commercial lines insurance business.
ALLIED Property and Casualty Insurance Company	Iowa	The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas	The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company.
AMCO Insurance Company	Iowa	The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida	The company is an underwriting manager for ocean cargo and hull insurance.
Champions of the Community, Inc.	Ohio	The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas	The company underwrites non-standard automobile and motorcycle insurance and other commercial liability coverages in Texas.
Crestbrook Insurance Company	Ohio	The company is a multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa	The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California	The company places non-California pet insurance business not written by Veterinary Pet Insurance Company.
Farmland Mutual Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Freedom Specialty Insurance Company	Ohio	The company operates as a multi-line insurance company.
Gates McDonald of Ohio, LLC	Ohio
The company provided services to employers for managing workers’ and unemployment compensation matters and employee benefit costs.  The company is currently winding down to permit its eventual dissolution.

Gates, McDonald & Company of New York, Inc.	New York	The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus, LLC	Ohio	The company provided medical management and cost containment services to employers. The company is currently winding down to permit its eventual dissolution.
Insurance Intermediaries, Inc.	Ohio	The company is an insurance agency and provides commercial property and casualty brokerage services.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Life Reo Holdings, LLC	Ohio	The company is an investment holding company.
Lone Star General Agency, Inc.	Texas	The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin	The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England	This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa	The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America	Ohio	The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio	The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management, LLC	Ohio	The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.
Nationwide Assurance Company	Wisconsin	The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federally chartered savings bank supervised by the Office of the Comptroller of the Currency to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health (Ohio), LLC	Ohio	The company provided employee population health management. The company is currently winding down to permit its eventual dissolution.
Nationwide Better Health Holding Company, LLC	Ohio	The company is a holding company. The company is currently winding down to permit its eventual dissolution.
Nationwide Cash Management Company	Ohio	The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio	The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio	The company acts as a holding company.
Nationwide Emerging Managers, LLC	Delaware	The company acts as a holding company.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio	The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio	The company is an administrator of structured settlements.
Nationwide Financial General Agency, Inc. (fka 1717 Brokerage Services, Inc.)	Pennsylvania	The company is a multi-state licensed insurance agency.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware	The company is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Nationwide Financial Services Capital Trust	Delaware	The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware	The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute life insurance, long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio	The company captures and reports the results of the structured products business unit.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware	The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware	The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware	The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio	The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Holdings, Inc.	Ohio	The company acts as a holding company.
Nationwide Global Ventures, Inc.	Delaware	The company acts as a holding company.
Nationwide Indemnity Company*	Ohio	The company is involved in the reinsurance business and assumes business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin	The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio	The company transacts general insurance business, except life insurance.
Nationwide Insurance Foundation*	Ohio	The company contributes to non-profit activities and projects.
Nationwide Investment Advisors, LLC	Ohio	The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company.  The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Insurance Company*	Ohio	The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio	The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.
Nationwide Lloyds	Texas	The company markets commercial and property insurance in Texas.
Nationwide Mutual Fire Insurance Company	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio	The company invests in private equity funds.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Nationwide Property and Casualty Insurance Company	Ohio	The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio	The company provides alarm systems and security guard services.
Nationwide Realty Investors, Ltd.*	Ohio	The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Realty Services, Ltd.	Ohio	The company provides relocation services to Nationwide associates.
Nationwide Retirement Solutions, Inc.*	Delaware	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio	The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions Insurance Agency, Inc.	Massachusetts	The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware	The trust acts as a holding company.
Nationwide Sales Solutions, Inc.	Iowa	The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware	The company is a registered broker-dealer.
Nationwide Services Company, LLC	Ohio	The company performs shared services functions for the Nationwide organization.
Newhouse Capital Partners, LLC	Delaware	The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware	The company is an investment holding company.
NFS Distributors, Inc.	Delaware	The company acts primarily as a holding company for Nationwide Financial Services, Inc. companies.
NWD Asset Management Holdings, Inc.	Delaware	The company acts as a holding company.
NWD Investment Management, Inc.	Delaware	The company acts as a holding company and provides other business services for the NWD Investments Management group of companies.
NWD Management & Research Trust	Delaware	The company acts as a holding company for the NWD Investments Management group.
Olentangy Reinsurance, LLC	Vermont	The company is a captive life reinsurance company.
Pension Associates, Inc.	Wisconsin	The company provides pension plan administration and recordkeeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa	The company is an insurance agency.
Privilege Underwriters, Inc.	Delaware	The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida	The company acts as a reciprocal insurance company.
Pure Insurance Company	Florida	The company acts as a captive reinsurance company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Pure Risk Management, LLC	Florida	The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas	The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda	The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware	The company is an inactive shell company.
Scottsdale Indemnity Company	Ohio	The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio	The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona	The company provides excess and surplus lines coverage on a non-admitted basis.
THI Holdings (Delaware), Inc.	Delaware	The company acts as a holding company.
Titan Auto Insurance of New Mexico, Inc.	New Mexico	The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas	The company is a multi-line insurance company that operates primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan	The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas	The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California	The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana	The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio	The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio	The company is a property and casualty insurance company.
VPI Services, Inc.	California	The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Western Heritage Insurance Company	Arizona	The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas	The company acts as a holding company for the Titan group.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida	The company is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
MFS Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide Multi-Flex Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-A*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-B*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-C*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-D*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-II*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-3*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-4*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-5*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-6*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-7*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-8*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-9*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-10*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-11*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-12*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-13*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-14*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-15	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-16	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-17	Ohio	Issuer of variable annuity contracts.
Nationwide Provident VA Separate Account 1*	Pennsylvania	Issuer of variable annuity contracts.
Nationwide Provident VA Separate Account A*	Delaware	Issuer of variable annuity contracts.
Nationwide VL Separate Account-A	Ohio	Issuer of variable life insurance policies.

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
Nationwide VL Separate Account-B	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-C*	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-D*	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-G*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-2*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-3*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-4*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-5*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-6*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-7*	Ohio	Issuer of variable life insurance policies.
Nationwide Provident VLI Separate Account 1*	Pennsylvania	Issuer of variable life insurance policies.
Nationwide Provident VLI Separate Account A*	Delaware	Issuer of variable life insurance policies.

The ownership and control of each of the companies/entities listed above (including the percentage of voting securities owned or other basis of control) is shown in the following organizational chart.

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
NATIONWIDE INSURANCE FOUNDATION
MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC.
NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION
Common Stock: 13,642,432 Shares
Casualty–95.2% Fire–4.8%
(See Page 2) OH
RETENTION ALTERNATIVES, LTD.
Common Stock: 120,000 Shares
Fire–100% BER
ALLIED GROUP, INC. (AGI)
Common Stock: 850 Shares
Casualty–100% IA
SCOTTSDALE INSURANCE COMPANY (SIC)
Common Stock: 30,136 Shares
Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI)
Common Stock: 100 Shares
Casualty-100% DE
ALLIED INSURANCE COMPANY OF AMERICA
Common Stock: 5,000 Shares
Casualty–100% OH
CRESTBROOK INSURANCE COMPANY
Common Stock: 52,000 Shares
Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC)
Common Stock: 100 Shares
Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE)
Common Stock: 300,000 Shares
NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA
Common Stock: 500,000 Shares
Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY
Common Stock: 949,992 Shares
Casualty–100%
Other Capital: Casualty–Pfd. IA
NATIONWIDE ASSURANCE COMPANY
Common Stock: 1,750 Shares
Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY
Common Stock: 20,000 Shares
Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY)
Common Stock: 28,000 Shares
Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA
Common Stock: 10,000 Shares
Casualty–100% OH
NATIONWIDE LLOYDS
A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY
Common Stock: 60,000 Shares
Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY
Common Stock: 50,000 Shares
Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC.
Common Stock: 20 Shares
Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III)
Common Stock: 1,615 Shares
Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC
III–100% OH
LONE STAR GENERAL AGENCY, INC.
Common Stock: 1,000 Shares
Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY
Surplus Debentures:
Assurance
Lone Star TX
NATIONWIDE REALTY SERVICES, LTD.
Single Member Limited Liability Company
Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC)
Single Member Limited Liability Company
Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC.
NSC–100% OH
NATIONWIDE PRIVATE EQUITY FUND, LLC
Casualty–100% OH
NATIONWIDE REALTY INVESTORS, LTD
Casualty–96.73%
NW Indemnity–3.27% OH
NATIONWIDE ASSET MANAGEMENT, LLC
Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY
Common Stock: 100 Shares
Casualty–100% OH
1492 CAPITAL, LLC (1492)
Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI)
1492–22.7% FL
PURE RISK MANAGEMENT, LLC (PRM)
PUI–100% FL
PURE INSURANCE COMPANY
PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C)
Common Stock: 300,000 Shares
AGI–100% IA
AMCO INSURANCE COMPANY (AMCO)
Common Stock: 300,000 Shares
AGI–100% IA
ALLIED GENERAL AGENCY COMPANY
Common Stock: 5,000 Shares
AMCO–100% IA
ALLIED TEXAS AGENCY, INC.
Common Stock: 1,000 Shares
AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS)
Common Stock: 300,000 Shares
AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA
Common Stock: 12,500 Shares
AGI–100% WI
PREMIER AGENCY, INC.
Common Stock: 100,000 Shares
AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC.
Common Stock: 20,000 Shares
AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC)
Common Stock: 333,837 Shares
AMCO–87.3%
Allied P&C–8.47%
Depositors–4.23% IA
AGMC REINSURANCE, LTD.
Common Stock: 11,000 Shares
NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY
Common Stock: 10,000 Shares
SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY
Common Stock: 4,776,076 Shares
SIC–100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY
Common Stock: 292,000 Shares
SIC–100% OH
VETERINARY PET INSURANCE CO. (VPI)
Common Stock: 6,985,387 Shares
SIC–100% CA
DVM INSURANCE AGENCY, INC.
VPI–100% CA
V.P.I. SERVICES INC.
VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN)
Common Stock: 4,319,951 Shares
THI-100% TX
TITAN INSURANCE COMPANY
Common Stock: 1,000,000 Shares
Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL)
Common Stock: 1,000 Shares
THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC.
Common Stock: 1,000 Shares
Whitehall-100% NM
WI OF FLORIDA, INC.
Common Stock: 100 Shares
Whitehall-100% FL
TITAN INSURANCE SERVICES, INC.
Common Stock: 1 Share
Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE)
Common Stock: 1,500 Shares
THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY
Common Stock: 3,000 Shares
Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY
Common Stock: 1,000 Shares
Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association ═ Double Line
Limited Liability Company -- Dotted Line
September 30, 2012
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty–95.2%
Fire–4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC.
Common Stock: 1 Share
NW Corp.–100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.–100%
DE
RIVERVIEW INTERNATIONAL GROUP, INC.
NWD Manage – 100%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage–100%
Preferred Stock: 500,000 Shares
NWD Manage–100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest–19%
Casualty–70%
Fire–10%
DE
NATIONWIDE EMERGING MANAGERS, LLC
NSA–100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA–100%
DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI–100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV–99%
DE
NATIONWIDE BETTER HEALTH HOLDING COMPANY, LLC (NBHH)
NW Corp–75%
NMFIC–25%
OH
NATIONWIDE BETTER HEALTH (OHIO), LLC.
NBHH–100%
OH
GATES, MCDONALD OF OHIO, LLC (GATES)
NBHH –100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates–100%
NY
GATESMCDONALD HEALTH PLUS, LLC.
Gates–100%
OH
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
OLENTANGY REINSURANCE, LLC
NLAIC - 100%
VT
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
LIFE REO HOLDINGS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 100 Shares
NW Corp.–100%
DE
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NATIONWIDE FUND ADVISORS
Common Stock: 250,000Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI–100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI–100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC.
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE SECURITIES, LLC
NFSDI - 100%
DE
NATIONWIDE FINANCIAL GENERAL AGENCY, INC
Common Stock: 1,000 Shares
NFSDI - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company - - Dotted Line

September 30, 2012

Page 2

(Nationwide Corp. subsidiaries)

NATIONWIDE®

NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
HARLEYSVILLE LIFE INSURANCE COMPANY
Casualty–100%
PA
HARLEYSVILLE SERVICES, INC.
Casualty–100%
DE
HARLEYSVILLE GROUP, INC. (HGI)
Casualty–100%
DE
HARLEYSVILLE PENNLAND INSURANCE COMPANY (HPIC)
Casualty–100%
PA
HARLEYSVILLE INSURANCE COMPANY OF NEW JERSEY
HGI-100%
NJ
HARLEYSVILLE INSURANCE COMPANY OF NEW YORK
HGI-100%
PA
HARLEYSVILLE LAKE STATES INSURANCE COMPANY
HGI-100%
MI
HARLEYSVILLE INSURANCE COMPANY (HIC)
HGI-100%
PA
HARLEYSVILLE PREFERRED INSURANCE COMPANY (HPRIC)
HGI-100%
PA
HARLEYSVILLE WORCESTER INSURANCE COMPANY (HWIC)
HGI-100%
PA
INSURANCE MANAGEMENT RESOURCES, L.P.
HIC – 1% (G.P.)
HPRIC – 99%
PA
HARLEYSVILLE, LTD.
HPRIC -49.5%
HWIC – 49.5%
HGI – 1% (G.P.)
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

September 30, 2012

Page 3

(Harleysville subsidiaries)

Item 29.          Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide's Amended and Restated Code of Regulations provides for indemnification by Nationwide of any person who, because such person is or was a director, officer or employee of Nationwide was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although Nationwide is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, Nationwide has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide for liabilities arising under the Securities Act of 1933 ("Act") is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide will not be required to seek the court's determination if, in the opinion of Nationwide's counsel, the matter has been settled by controlling precedent.

However, the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted.

Item 30.          Principal Underwriter

(a)
Waddell & Reed, Inc. serves as principal underwriter and general distributor for contracts issued through the following separate investment accounts of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company:

Nationwide Variable Account-9
Nationwide Variable Account-12
Nationwide VA Separate Account-D
Nationwide VL Separate Account-G
Nationwide VLI Separate Account-5
Nationwide VLI Separate Account-7

Also, Waddell & Reed, Inc. serves as principal underwriter and general distributor for the following management investment companies:

Waddell & Reed Advisors Funds
Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Bond Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Cash Management
Waddell & Reed Advisors Dividend Opportunities Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors Global Bond Fund
Waddell & Reed Government Securities Fund
Waddell & Reed Advisors High Income Fund
Waddell & Reed Advisors International Growth Fund
Waddell & Reed Advisors Municipal Bond Fund
Waddell & Reed Advisors Municipal High Income Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Science and Technology Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund
InvestEd Portfolios
InvestEd Conservative Portfolio
InvestEd Balanced Portfolio
InvestEd Growth Portfolio
Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy Portfolio
Ivy Funds VIP Balanced Portfolio
Ivy Funds VIP Bond Portfolio
Ivy Funds VIP Core Equity Portfolio
Ivy Funds VIP Dividend Opportunities Portfolio
Ivy Funds VIP Energy Portfolio
Ivy Funds VIP Global Bond Portfolio
Ivy Funds VIP Global Natural Resources Portfolio
Ivy Funds VIP Growth Portfolio
Ivy Funds VIP High Income Portfolio
Ivy Funds VIP International Core Equity Portfolio
Ivy Funds VIP International Growth Portfolio
Ivy Funds VIP Limited-Term Bond Portfolio
Ivy Funds VIP Micro Cap Growth Portfolio
Ivy Funds VIP Mid Cap Growth Portfolio
Ivy Funds VIP Money Market Portfolio
Ivy Funds VIP Pathfinder Aggressive Portfolio
Ivy Funds VIP Pathfinder Conservative Portfolio
Ivy Funds VIP Pathfinder Moderately Aggressive Portfolio
Ivy Funds VIP Pathfinder Moderately Conservative Portfolio
Ivy Funds VIP Pathfinder Moderate Portfolio
Ivy Funds VIP Real Estate Securities Portfolio
Ivy Funds VIP Science and Technology Portfolio
Ivy Funds VIP Small Cap Growth Portfolio
Ivy Funds VIP Small Cap Value Portfolio
Ivy Funds VIP Value Portfolio

(b)	Directors and officers of Waddell & Reed, Inc.:

Thomas W. Butch	Chairman of the Board, Director and President
Henry J. Hermann	Director
Steven E. Anderson	Senior Executive Vice President and National Sales Manager
Bradley D. Hofmeister	Executive Vice President
Daniel C. Schulte	Senior Vice President and General Counsel
Michael D. Strohm	Director, Chief Operating Officer and Chief Executive Officer
Terry L. Lister	Senior Vice President, Chief Regulatory Officer and Chief Compliance Officer
Wendy J. Hills	Senior Vice President and Secretary
Brent K. Bloss	Senior Vice President, Treasurer, Principal Accounting Officer, and Principal Financial Officer
Melissa A. Clouse	Vice President and Controller

The principal business address of Waddell & Reed, Inc. is 6300 Lamar Avenue, Overland Park, Kansas 66202.  Waddell & Reed, Inc. was organized as a Delaware corporation in 1981 and has, through predecessor companies, offered financial products and services since 1937.

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Waddell & Reed, Inc.	N/A	N/A	N/A	N/A

Item 31.          Location of Accounts and Records

Timothy G. Frommeyer

Nationwide Life and Annuity Insurance Company

One Nationwide Plaza

Columbus, OH  43215

Item 32.          Management Services

Not Applicable.

Item 33.	Fee Representation

Nationwide Life And Annuity Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life And Annuity Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VL SEPARATE ACCOUNT-G, certifies that it has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 14 th   day of November , 2012.

NATIONWIDE VL SEPARATE ACCOUNT-G
(Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

By: /S/ TIMOTHY D. CRAWFORD
Timothy D. Crawford

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 14 th   day of November , 2012.

KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
ERIC S. HENDERSON
Eric S. Henderson, Senior Vice President-Individual Products & Solutions and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

By /s/TIMOTHY D. CRAWFORD
Timothy D. Crawford
Attorney in Fact